

13003185



Precision Castparts Corp.

2013

Annual Report to Shareholders

Notice of Annual Meeting of Shareholders and Proxy Statement

Company Profile

Precision Castparts Corp. (PCC, or the Company), a worldwide manufacturer of complex metal components and products, provides high-quality investment castings, forgings, fasteners/fastener systems and aerostructures for critical aerospace and power generation applications. The Company also provides:

- Seamless interconnect pipe for use in coal-fired power plants and industrial gas turbine installations;
- Downhole casings, clad seamless pipe, tube, fittings, plate, sheet, and bar in a variety of nickel, titanium and steel alloys for severe service oil and gas environments, extending from the bottom of the well through the distribution of refined products;
- High-performance, nickel-, titanium- and cobalt-based alloys engineered for optimum heat resistance, high-temperature corrosion resistance, toughness and strength, available in a full range of mill forms, including billet, ingot, tubing, sheet, strip, foil, plate, bar, rod, extruded shapes, rod-in-coil, wire and welding consumables;
- Specialty alloys for the investment casting and forging industries;
- Revert metal processing solutions for a wide range of industries;
- Heat treating and destructive testing services for the investment casting and forging industries;
- Investment castings and forgings for general industrial, automotive, armament, medical and other applications;
- Fasteners for automotive and general industrial markets;
- Low-pressure, gravity-independent sewage collection systems for residential installation;
- Utility systems for the protection and performance optimization of electric power generation equipment;
- Refiner plates, screen cylinders, and other products for the pulp and paper industry; and
- Metalworking tools for the fastener market and other applications.

PCC is distinguished by preeminent leadership in the markets it serves, the high degree of proprietary technology and technical expertise inherent in its product lines, outstanding management of complex manufacturing processes, and close attention to the creation of shareholder value. The Company continues to invest in the growth of its core and supplemental businesses by expanding market share and creating new market opportunities, while seeking appropriate acquisitions through which this growth may be enhanced.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year Ended March 31, 2013

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Transition Period From ____________ to __________

Commission File Number 1-10348

PRECISION CASTPARTS CORP.

(Exact name of registrant as specified in its charter)

Oregon	**93-0460598**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4650 S.W. Macadam Ave., Suite 400 **Portland, OR**	**97239-4262**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (503) 946-4800

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, without par value	**New York Stock Exchange**
Series A Preferred Stock Purchase Rights	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of common equity held by non-affiliates of the Registrant as of September 30, 2012, was $23,754,093,222.

As of the close of business on May 17, 2013, the Registrant had 146,333,484 shares of Common Stock, without par value, outstanding.

Portions of the Registrant's Proxy Statement to be filed in connection with the 2013 Annual Meeting of Shareholders are incorporated by reference in Part III.

TABLE OF CONTENTS

	Page
PART I	
ITEM 1. BUSINESS	1
Products and Markets	1
Sales and Distribution	7
Major Customers	8
Backlog	8
Competition	8
Research and Development	9
Employees	9
Patents and Trademarks	9
Materials and Supplies	9
Government Regulations	10
International Operations	10
Environmental Compliance	10
Forward-looking Statements	11
Available Information	11
ITEM 1A. RISK FACTORS	12
ITEM 1B. UNRESOLVED STAFF COMMENTS	16
ITEM 2. PROPERTIES	17
ITEM 3. LEGAL PROCEEDINGS	17
ITEM 4. MINE SAFETY DISCLOSURES	18
ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT	18
PART II	
ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	19
ITEM 6. SELECTED FINANCIAL DATA	21
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	22
ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	39
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	40
ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	87
ITEM 9A. CONTROLS AND PROCEDURES	87
ITEM 9B. OTHER INFORMATION	90
PART III	
ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	90
ITEM 11. EXECUTIVE COMPENSATION	90
ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	90
ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	90
ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES	90
PART IV	
ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES	91
Signatures	94

PART I

ITEM 1. BUSINESS

Precision Castparts Corp. ("PCC", "the Company", or "we"), a worldwide manufacturer of complex metal components and products, provides high-quality investment castings, forgings, fasteners/fastener systems and aerostructures for critical aerospace and power applications. We also provide seamless pipe for coal-fired, industrial gas turbine ("IGT") and nuclear power plants; downhole casing, clad pipe, fittings and various mill forms in a variety of nickel, titanium and steel alloys for severe service oil and gas environments; investment castings and forgings for general industrial, armament, medical and other applications; nickel and titanium alloys in all standard mill forms from large ingots and billets to plate, sheet, strip, tubing, bar and wire, as well as cobalt alloys, for the aerospace, chemical processing, oil and gas, pollution control and other industries; revert management solutions; fasteners for automotive and general industrial markets; specialty alloys for the investment casting and forging industries; heat treating and destructive testing services for the investment cast products and forging industries; refiner plates, screen cylinders and other products for the pulp and paper industry; grinder pumps and affiliated components for low-pressure sewer systems; critical auxiliary equipment and gas monitoring systems for the power generation industry; and metalworking tools for the fastener market and other applications.

Products and Markets

We manufacture complex metal components and products in three principal business segments: Investment Cast Products, Forged Products and Airframe Products. Each of these three business segments is described below.

Investment Cast Products

Our Investment Cast Products segment manufactures investment castings for aircraft engines, IGT engines, airframes, medical prostheses, armament, unmanned aerial vehicles and other industrial applications. The segment also provides alloys to PCC's investment casting operations, as well as to other investment casting companies. The Investment Cast Products segment accounted for approximately 30 percent of our sales in fiscal 2013.

We are the market leader in manufacturing large, complex structural investment castings, and we are the leading manufacturer of airfoil investment castings used in jet aircraft engines. We manufacture investment castings for every jet aircraft engine program in production or under development by our key customers. We are also the market leader in manufacturing structural and airfoil investment castings for IGT and aeroderivative engines used for electric power generation and other applications, and we have expanded into the structural airframe and armament markets. In addition, we make investment castings for use in the medical prosthesis, satellite launch vehicle and general industrial markets.

Investment casting technology involves a multi-step process that uses ceramic molds in the manufacture of metal components with more complex shapes, closer tolerances and finer surface finishes than parts manufactured using other casting methods. The investment casting process begins with the creation of a wax pattern of the part to be cast, along with wax gates and risers to create pathways through which molten metal can flow throughout the ceramic mold. A ceramic shell is then formed around the wax pattern, followed by melting and draining the wax from the shell. Finally, molten metal is poured into the shell, which is removed after the metal cools, and the part undergoes final processing and inspection.

Because of the complexity of the manufacturing process and the application of proprietary technologies, we are currently one of the few manufacturers that can consistently produce the largest, complex structural investment castings in quantities sufficient to meet our customers' quality and delivery requirements. Our emphasis on low-cost, high-quality products and timely delivery has enabled us to become the leading supplier of structural and airfoil castings for jet aircraft and IGT engines and to expand into the structural airframe and armament markets.

Large jet aircraft engines are manufactured by a limited number of suppliers, including General Electric ("GE"), Pratt & Whitney (a division of United Technologies Co.), Rolls-Royce and several joint venture partners. With this highly concentrated and sophisticated customer base, we believe a high level of customer service and strong, long-term customer relationships will continue to be important to achieving our goals. We have been supplying castings for jet engines to GE for more than 45 years, and we have been supplying Pratt & Whitney with castings for its jet engines for more than 35 years. In addition, we have supplied small structural investment castings to Rolls-Royce for approximately 30 years and large structural castings for approximately 25 years. As we have been able to cast larger and more complex parts, manufacturers of large jet aircraft engines have increased their use of our structural castings.

Aerospace Structural Castings

Our structural castings business manufactures the largest diameter nickel-based superalloy, titanium and stainless steel investment castings in the world, as well as a variety of medium and small structural castings in these same alloys, in addition to aluminum. The nickel, titanium and steel castings are stationary components that form portions of the fan, compressor, combustor and turbine sections of a jet aircraft engine, where strength and structural integrity are critical. Aluminum structural castings are used in such applications as doors and thrust reversers. Structural investment castings are sold primarily as original equipment to jet aircraft engine manufacturers.

We believe that trends in the design of aircraft jet engines will continue to increase our revenue per engine. As the design of new generation aircraft engines has emphasized increased thrust, higher fuel efficiency and reduction of noise and exhaust emissions, engine operating temperatures and pressures have increased. These conditions require the use of engine parts made of alloys that are able to withstand extreme operating conditions and provide an optimum strength-to-weight ratio. Many of these alloys are particularly suited for use in the investment castings we manufacture. In addition, titanium, a metal with a lower melting temperature than stainless steel or superalloys, is used for structural castings in all but the hottest parts of the engine because of its considerable weight savings. Titanium is an exceptionally difficult metal to cast because of its reaction with other elements. However, we have developed the advanced technology and manufacturing processes to cast large, complex investment castings in titanium alloys. Many new generation engines, which are expected to be built through the next decade and beyond, make significantly greater use of our products than did previous engine designs.

We have also expanded into the structural airframes market through the production of components manufactured primarily from titanium and aluminum alloys. Aircraft manufacturers have shown substantial interest in using investment castings for airframe applications such as titanium aileron and flap hinges, pylons (engine mounts), heat shields, wing spars and wing ribs, as well as aluminum alloy nacelle segments (thrust reversers), cascades, aircraft access doors, electronic boxes and pump housings for hydraulic and fuel systems.

Aerospace Airfoil Castings

We manufacture precision cast airfoils, such as the stationary vanes and rotating blades used in the turbine section of jet aircraft engines. This part of the engine is considered the "hot section," where temperatures may exceed 2,400 degrees Fahrenheit. These conditions require use of special nickel-based superalloys and state-of-the-art casting techniques to manufacture airfoil castings with internal cooling passages that enable the airfoils to operate in an environment with temperatures higher than the melting point of the metal of which they are made.

We use various casting technologies to manufacture turbine airfoils. A conventional casting process enables us to produce equiaxed airfoil castings, in which the metal grains are oriented randomly throughout the casting. A more advanced process enables us to produce directionally solidified ("DS") airfoil castings, in which the metal grains are aligned longitudinally. This alignment decreases the internal stress on the weakest portion of a metal part where the various grains adjoin, thereby providing increased strength and improved efficiencies in engine performance over equiaxed parts. An even more advanced process enables us to produce single crystal ("SX") airfoil castings, which consist of one large superalloy crystal without grain boundaries. SX castings provide greater strength and performance characteristics than either equiaxed or DS castings, as well as longer engine life. In addition, we have developed a process to manufacture titanium aluminide blades, the first use of lightweight titanium in the hot section of an aircraft engine. These airfoils are incorporated into the GEnX engine for the Boeing 787.

As engines continue to target increased fuel efficiency and lower emissions, the turbine sections of these engines must burn hotter. As a result, the major aircraft engine manufacturers have increasingly been designing their engines with a greater number of DS and SX blades. The DS and SX cast airfoils we produce, with their complex cooling passages, have been instrumental in enabling these engines to operate at higher temperatures. SX cast airfoils are used in both new and redesigned engines where performance requirements are higher.

The demand for aerospace airfoil castings is determined primarily by the number and type of engines required for new jet aircraft; the intervals between hot section maintenance, which are driven by engine cycles (takeoffs and landings); and the inventory levels of replacement parts maintained by the principal jet aircraft engine manufacturers, repair centers and airlines. A jet engine's airfoil components have shorter useful lives than structural investment castings and are replaced periodically during engine maintenance. As a result, our sales of aerospace airfoil castings are less affected by the cyclical patterns of the aerospace industry than are our sales of structural investment castings. The timing for replacement of aerospace airfoil castings principally depends on engine cycles and the expected life of the airfoil casting. We believe that approximately half of our sales of airfoil castings used in aircraft turbine engines are replacement parts.

IGT Castings

In fiscal 1995, we began to manufacture investment castings for IGT engines. Due to contractual gains over the past several years, our market share has increased significantly, and we are now the leading supplier of investment castings used in IGT engines. Spare shipments began to accelerate at the end of fiscal 2011, while original equipment manufacturer ("OEM") activity has remained relatively flat. However, IGTs have been a preferred power source over the past 20 years, and OEMs expect that trend to continue due to the availability of natural gas, overall efficiency of operation and relative speed/ease of installation. Most sales growth is anticipated in turbines of 180MW and above, which have higher PCC dollar content. In addition to IGT components, we manufacture structural and airfoil castings for aeroderivative gas turbine engines, which are also used for power generation, as well as for other commercial and military land and marine-based applications.

IGT manufacturers have significantly improved the efficiency and reduced the emissions profiles of industrial gas turbines, principally by incorporating advanced components in new engines as well as in refurbished and upgraded turbines in the field. We have leveraged our DS and SX airfoil casting knowledge from the aerospace market into the IGT market to produce blades and vanes that are better able to withstand the extreme heat and stresses of new higher-temperature gas turbines. IGT engines are built with investment castings that are similar, but much larger, than the blades and vanes we manufacture for the aerospace market. Because of their size, IGT airfoils are usually more difficult to cast than smaller aerospace airfoils with the same properties.

Since industrial gas turbines are primarily used in electrical power generation, castings sales for new IGT engines are tied to the growth of global electricity consumption, while spares demand depends on the size and utilization rate of the installed base.

Other Investment Casting Products

Our strategy for profitable growth also includes the pursuit of other opportunities for our existing investment casting technology. We have expanded the application of our investment casting technology in the medical prosthesis, unmanned aerial vehicles ("UAV") and general industrial markets by manufacturing such products as artificial hips and knees, landing gear struts and engine inlets for UAVs and impellers for pumps and compressors. In addition, we manufacture large titanium components for armament systems, including the BAE lightweight howitzer.

Internal Alloy-Making Capability

An operation within our Investment Cast Products segment produces alloys used by PCC and other manufacturers of investment castings. Several of these alloys are patented and trademarked, specifically formulated for the casting of DS and SX airfoils that operate in high-temperature, high-stress engine environments. This operation supplements our other ingot-making furnaces located in Portland, Oregon, and Minerva, Ohio, and our internal supply of nickel-based alloy for investment casting is managed through this group of facilities. The alloys produced also serve such diverse markets as medical, recreational and general industrial.

Forged Products

We are among the leading manufacturers of forged components for the aerospace and power generation markets. Forged Products' aerospace and IGT sales are primarily derived from the same large engine customers served by the Investment Cast Products segment, with additional aerospace sales to manufacturers of landing gear and airframes. Therefore, the dynamics of the aerospace and IGT markets, as described in the Investment Cast Products section above, are virtually the same for Forged Products, with the exception that Forged Products' IGT sales are mainly for OEM new equipment. We also produce seamless pipe for coal-fired, industrial gas turbine and nuclear power plants, as well as downhole casings and clad pipe for severe service oil and gas environments. In addition, we manufacture high performance nickel-based alloys used to produce forged components for aerospace and non-aerospace applications in such markets as oil and gas, chemical processing and pollution control. Our titanium products, are used to manufacture components for the commercial and military aerospace, power generation, energy, and industrial end markets. The Forged Products segment accounted for approximately 42 percent of our sales in fiscal 2013.

Forged Components

We manufacture forged components from titanium and nickel-based alloys for commercial and military aircraft engines and IGT, including fan discs, compressor discs, turbine discs, seals, spacers, shafts, hubs and cases. Our airframe structural components are used on both commercial and military aircraft and include landing gear beams, bulkheads, wing structures, engine mounts, struts and tail flaps, and housings. We also produce a variety of mechanical and structural tubular products from steel and nickel alloys, primarily in the form of extruded seamless pipe and tubular products, for domestic and international energy markets, which include coal, IGT and nuclear power plants and co-generation projects, as well as nickel alloy casing and tubular products for exploration and production by the oil and gas industry. For naval defense applications, we supply forged components for propulsion systems on nuclear submarines and aircraft carriers, as well as forgings for pumps, valves and structural applications.

Our forging segment, which employs nine different manufacturing processes, involves heating high-temperature nickel alloys, titanium or steel and then shaping the metal through pressing or extrusion, using hydraulic and mechanical presses with capacities ranging up to 50,000 tons. The process employed is determined based on the raw materials and the product application. The nine manufacturing processes are summarized below:

Open-Die Forging—In this process, the metal is pressed between dies that never completely surround the metal, thus allowing it to be observed during the process. This manufacturing method is used to create relatively simple, preliminary shapes to be processed further by closed-die forging.

Closed-Die Forging—Closed-die forging involves pressing heated metal into shapes and sizes determined by machined impressions in specially prepared dies that completely surround the metal. This process enables the metal to flow more easily within the die cavity and thus produces forgings with superior surface finish, tighter tolerances and unique shapes, with enhanced repeatability of the part shape.

Hammer Forging—This form of closed-die forging uses multiple impact blows to shape a component between specially contoured dies. Forging hammers can be classified into two main types: single action and counterblow. Our counterblow hammers, which couple upper- and lower-ram movement to produce the impact forces required for large components, can offer improved near-net-shape capability compared to conventional press forging. Hammer forging is one of the oldest forging processes; however, computer-controlled technology has enabled the process to meet modern manufacturing requirements.

Conventional/Multi-Ram—The closed-die, multi-ram process enables us to produce complex forgings with multiple cavities, such as valve bodies, in a single heating and pressing cycle. Dies may be split on either a vertical or a horizontal plane, and shaped punches may be operated by side rams, piercing rams or both. This process also optimizes grain flow and uniformity of deformation and reduces machining requirements.

Isothermal Forging—Isothermal forging is a closed-die process in which the dies are heated to the same temperature as the metal being forged, typically in excess of 1,900 degrees Fahrenheit. Because the dies may oxidize at these elevated temperatures, this process is performed in a vacuum or inert gas atmosphere. Our isothermal press produces near-net shape components, requiring less machining by our customers.

Extrusion—The extrusion process is capable of producing thick-wall, seamless pipe, with outside diameters of up to 48 inches and a wall thickness from 0.5 inches to 7 inches for applications in the power generation and oil and gas industries, including main steam lines, hot re-treat lines and other high-stress/high-temperature fluid transmission systems. Our 35,000-ton vertical extrusion press is one of the largest and most advanced in the world. In addition to solid metals, powdered metals can be compacted and extruded into forging billets with this press.

Ring Rolling—The radial ring-rolling process thins the wall thickness and thus enlarges the inside and outside diameter of a rough ring blank, which is generally made by piercing a solid piece of metal in an open or closed-die forging press. In the ring-rolling process, tonnage is applied to the wall of the blank between a mandrel on the inside diameter and a work-roll on the outside diameter. The outer work-roll rotates the ring and progressively reduces the wall thickness. In radial-axial ring rolling, two additional rollers apply tonnage on the end faces of the ring to control the ring height.

Flash Welding Rings—The process involves taking a shaped or rectangular cross-sectional bar and bending it into a hoop to form a ring. The ring is clamped in the flash-welding machine, which heats the ends of the bar to form a molten metal interface and then forges the ends together. After the ends are forged together, the expelled molten metal from the weld joint (flash) is ground down to match the parent material surface. Following the welding process, the rings are finished by rounding and flattening.

Tru-Form Process—Tru-Form is a near-net-shaped, cold-rolling process, which starts with flash-welded or seamless rolled rings. The high-tonnage rolls of the Tru-Form process apply point contact to thin the wall thickness of a ring and grow the axial height. The rolling tools are programmed to follow profiles unique to the finished product definition. After the rolling process, additional forming operations are performed to transform the rolled ring into a finished near-net-shape contour.

We believe that we are the world leader in producing forged rotating components for use in jet aircraft engines. These parts are forged from billets (ingots converted in our cogging and extrusion presses) and from metal powders (primarily nickel alloys) that are produced, consolidated and extruded into billets entirely in our own facilities. In addition, we purchase billets from outside metal suppliers.

In fiscal 2013, we acquired RathGibson LLC ("RathGibson"). RathGibson manufactures precision small diameter, thin-wall, nickel-alloy and stainless steel welded and seamless tubing, with broad capabilities in length and wall thickness. RathGibson's products are used in a multitude of oil & gas, chemical/petrochemical processing and power generation applications, as well as in other commercial markets. RathGibson operates three facilities in Janesville, Wisconsin; North Branch, New Jersey; and Clarksville, Arkansas.

In fiscal 2013, we acquired Dickson Testing Company ("Dickson") and Aerocraft Heat Treating Company ("Aerocraft"). Dickson offers a full range of destructive testing services including: mechanical properties, metallurgical and chemical analyses; and low-cycle fatigue testing. Dickson is located in South Gate, California. Aerocraft provides precision heat treating services for titanium and nickel alloy forgings and castings used in the aerospace industry, as well as other related services including straightening, de-twisting and forming. Aerocraft is located in Paramount, California.

In fiscal 2013, we acquired Texas Honing, Inc. ("THI"). THI provides precision, tight tolerance pipe processing services, including honing, boring, straightening and turning. THI's products are used in oil & gas drilling, completion, and production applications, as well as other commercial markets. THI operates three facilities in the Houston, Texas, area.

In fiscal 2013, we completed the acquisition of Titanium Metals Corporation ("TIMET"). TIMET, the largest titanium manufacturer in the United States ("U.S."), offers a full range of titanium products, including ingot and slab, forging billet and mill forms. TIMET operates seven primary melting or mill facilities in Henderson, Nevada; Toronto, Ohio; Morgantown, Pennsylvania; Vallejo, California; Witton, England; Waunarlwydd, Wales; and Savoie, France. TIMET also operates a global network of inventory-stocking service centers serving the titanium markets.

High-Performance Alloys

We believe that we are the world's largest and most diversified producer of high-performance nickel-based alloys, supplying more than 5,000 customers. Our alloys, which provide high-temperature strength and corrosion resistance, as well as toughness and strength in certain embrittling environments, are used to manufacture components required in the most technically demanding industries and applications. Power (primarily oil & gas) and commercial and military aerospace represent the largest markets served; other markets served include chemical and petrochemical processing, thermal processing, electrical and heating elements, and marine and welding applications.

Our alloying processes utilize electric arc, air induction and vacuum induction melting furnaces, while a few specialized alloys are made using a mechanical alloying process. Refining facilities include furnaces for argon-oxygen-decarburization, vacuum arc remelting and electroslag remelting. Our major hot finishing processes include rotary forging, plate rolling, bar rolling, press forging and extrusion of seamless tubulars and shapes. Cold finishing processes include cold rolled sheet and strip, tube and pipe pilgering, cold drawing of bar and wire, and cold drawing and rolling of pipe and tubulars. We produce nickel alloys in all standard mill forms from large ingots and billets to plate, sheet, strip, tubing, bar and wire, the latter of which includes core and filler wires for welding products. Our alloys are classified into unique families recognized worldwide and are sold under such trademarks as INCONEL®, INCOLOY®, MONEL®, NIMONIC®, UDIMET®, BRIGHTRAY® and NILO®.

Titanium Alloys

We are one of the world's leading producers of titanium melted and mill products. Our titanium products, which have uniquely high strength-to-weight and corrosion-resistance properties, are used to manufacture components for the commercial and military aerospace, power generation, energy and industrial end markets. Commercial aerospace represents our largest market, and new generations of fuel-efficient aircraft, including the Boeing 787 and Airbus A350, are increasing their usage of titanium in airframe and engine applications.

As a fully integrated titanium component manufacturer, our breadth of production capabilities enable us to start with titanium-bearing sands and deliver a finished titanium shape to our end customer. Our titanium sponge production employs a vacuum distillation process and combines a titanium-containing feedstock ore with chlorine and petroleum coke to produce titanium tetrachloride, which is then reacted with magnesium to produce sponge. Melted products (ingot, electrode and slab) are produced by melting sponge, titanium scrap and alloying agents to produce various grades of titanium products. Mill products are produced by forging or rolling melt products into smaller gauge materials, including billet, bar, plate, sheet, strip and pipe. Our melting processes employ both vacuum arc remelting and electron-beam, cold-hearth melting; in addition, we are in the process of installing plasma-arc melting capability. Our mill product processes include open die forging, vacuum annealing, rotary/radial forging, vacuum creep flattening and rolling mills. We also operate a global network of service centers that sell value-added and customized mill products.

Revert Management

We are the market leader in providing nickel superalloy and titanium revert management solutions for the aerospace, oil and gas, and energy markets. Revert includes metal chips, casting gates, bar ends, forging flash and other byproducts from forging, casting and fastener manufacturing processes that can be re-melted and reused. Our infrastructure and capabilities create a closed loop system for the retention and reuse of internally-generated revert. We also provide metallurgical processing solutions and services worldwide for our use and for other companies that require the melting and processing of specialty alloys. Major markets include specialty alloy producers, foundries and other industries with special metallurgical requirements.

Airframe Products

We are a leading developer and manufacturer of highly engineered fasteners, fastener systems, aerostructures and precision components, primarily for critical aerospace applications. Much of our Airframe Products sales comes from the same aerospace customer base served by our Investment Cast Products and Forged Products segments. In this regard, Airframe Products is subject to many of the same market forces as these other two segments. The balance of the segment's sales is derived from construction, automotive, heavy truck and general industrial markets, including farm machinery, mining and construction equipment, shipbuilding, machine tools, medical equipment, appliances and recreation. The Airframe Products segment accounted for approximately 28 percent of our sales in fiscal 2013.

In general, fastener manufacturing begins with metal alloy wire or bar of various diameters, which is cut into fastener blanks of prescribed lengths, formed by highly engineered tools into complex head shapes and dimensional configurations, heat-treated to desired properties and then thread-rolled to meet exacting customer requirements.

Our aerospace fasteners and related components are manufactured from a variety of nickel, titanium, aluminum and steel alloys and are used on airframes, jet engines, aircraft wheels and brakes, landing gear assemblies, floor boards and hydraulic systems. They are found in critical areas of an aircraft including wing-to-fuselage, stabilizer-to-fuselage and the engine-to-wing joints, as well as airfoil-to-disc and disc-to-shaft connections on a jet engine. These fasteners and related components are not only incorporated in new aircraft builds, but are also integrally involved in the maintenance and replacement cycle, particularly in aircraft engine and wheel and brake applications. The product line includes a variety of bolts, sleeved fastening systems, nuts, nut plates, latches, expandable diameter fasteners, quick release pins, hydraulic fittings, bushings, inserts, collars and other precision components, including but not limited to metallic and composite assemblies, and precision machined components for airframe applications. While the fasteners, aerostructures and related components are predominantly produced to demanding customer designs, we continue to be active in developing trademarked alloys for applications requiring high strength, elevated temperature, corrosion resistance and/or lighter weight including AEREX®, MULTIPHASE®, MP35N® and MP159® high-temperature, nickel-based alloys.

We have also developed a variety of fasteners, related components and installation tools for use in aerospace and industrial applications requiring proven strength, close dimensional tolerances and high reliability. These technically advanced proprietary products are marketed under the brand names of AVILOK®, BALL-LOK®, CHERRYBUCK®, CHERRYMAX®, CHERRYLOCK®, E-NUT®, FLEXLOC®, FLEXMATE®, FORCEMATE®, FORCETEC®, GROMEX®, HI-LIFE®, MAKE FROM SOLID™, MAXIBOLT®, SLEEVbolt®, STA-LOK®, TELLEP® and TUKLOC®. We also hold licenses to use various well-recognized trademarks and technology in the manufacture of our fasteners and related components. These licensed trademarks include HI-LITE®, HI-LOK®, HI-TIGUE®, TORX®, TORX-PLUS®, TAPTITE®, MORTORQ® and MAThread®.

Our Aerostructures facilities manufacture complex components and structural assemblies, including three- to five-axis prismatic and long-bed machined aluminum and titanium components, complex sheet metal fabrications, and composite and metal-bonded components. In addition, we have the capability to machine castings in a range of sizes to provide full-service chemical processing and metal finishing and to kit, assemble and integrate multiple component parts.

Product applications include all wing and fuselage structural parts; engine pylon-related assemblies, engine lock-plates and bracketry; complete passenger and exit doors; major flap support and actuation structures; spars, skins, and bulkheads up to 40 meters; swaged control rods, cables, and actuation and flight control assemblies; and complex latches, quick release BALL-LOK® pins, and specialized fasteners.

In fiscal 2013, we acquired Centra Industries ("Centra"), a state-of-the art aerostructures manufacturer. Centra manufactures a range of machined airframe components and assemblies in both aluminum and hard metals. Core competencies include the high-speed machining of complex, high-precision structures, sub-assembly and kit integration. Established in 1974, Centra is headquartered in Cambridge, Ontario, Canada.

In fiscal 2013, we acquired Klune Industries ("Klune"), a manufacturer of complex aluminum, nickel, titanium and steel aerostructures. Klune focuses on complex forming, machining and assembly of aerostructure parts, in addition to offering significant expertise in a range of cold-formed sheet metal components. Klune operates facilities in North Hollywood, California; Spanish Fork, Utah; and Kent, Washington.

In fiscal 2013, we acquired certain aerostructures business units and McSwain Manufacturing from Heroux-Devtek Inc. (collectively referred to as "Progressive"). These aerostructures operations manufacture a wide variety of components and assemblies from aluminum, aluminum-lithium and titanium, including bulkheads, wing ribs, spars, frames and engine mounts. The aerostructures operations include Progressive Incorporated in Arlington, Texas, as well as plants in Dorval (Montreal), Canada, and Queretaro, Mexico. McSwain, headquartered in Cincinnati, Ohio, specializes in turning, milling and drilling, and has developed a strong presence in components for gas turbine and mining applications.

In fiscal 2013, we acquired Synchronous Aerospace Group ("Synchronous"), a leading build-to-print supplier of highly complex mechanical assemblies for commercial aerospace and defense markets. Synchronous manufactures such mechanical assemblies as high-lift mechanisms and secondary flight controls, as well as structural components, including wing ribs, bulkheads, and track and beam assemblies. Synchronous operates in four primary locations: Santa Ana, California; Kent, Washington; Wichita, Kansas; and Tulsa, Oklahoma.

The Airframe Products segment also includes businesses that produce refiner plates and screen cylinders for use in the pulp and paper industry; grinder pumps and affiliated components for low-pressure sewer systems for residential and commercial applications; critical auxiliary equipment and gas monitoring systems utilized in the power generation industry; critical engineered fasteners and cold-formed parts for the automotive and general industrial market; and a broad range of thread-rolling dies, trimming dies, pins and steel and carbide forging tools for fastener production, principally for aerospace, automotive, and general industrial and other applications.

Sales and Distribution

We sell our complex metal components and products into three major market areas: aerospace, power, and general industrial and other. The percentage of sales to these markets is shown below for fiscal 2013, 2012 and 2011.



Fiscal 2013
Sales $8,377.8 million
General Industrial & Other 15%
Power 20%
Aerospace 65%
Fiscal 2012
Sales $7,201.9 million
General Industrial & Other 17%
Power 21%
Aerospace 62%
Fiscal 2011
Sales $6,208.7 million
General Industrial & Other 21%
Power 22%
Aerospace 57%

Our sales to the aerospace market of $5,472.1 million in fiscal 2013 increased 22 percent from $4,468.2 million in fiscal 2012. Sales to the aerospace market as a percentage of total net sales increased from 62 percent in fiscal 2012 to 65 percent in fiscal 2013, principally reflecting solid base aerospace growth and sales from acquired businesses. Our sales to the aerospace market of $4,468.2 million in fiscal 2012 increased 25 percent from $3,572.0 million in fiscal 2011. Sales to the aerospace market as a percentage of total net sales increased from 57 percent in fiscal 2011 to 62 percent in fiscal 2012, largely due to recoveries from aerospace customer destocking coming to an end and a decline in the extruded pipe market.

Our sales of investment castings products and forged products are made through direct sales personnel located in each business operation and through field sales representatives located at U.S. and international locations near our major customers, as well as through distributors. Our airframe products and services are sold through a worldwide network of distributors and independent sales representatives and by a direct sales and marketing staff. Aerostructure products and services are sold through a direct sales staff. Industrial metalworking tools and other metal products are sold by both internal sales forces and sales representatives in the U.S., Europe, Asia, Australia and Latin America. Due to the sophisticated nature of our products, our sales efforts require technical personnel to work closely with customers to identify and assist in the development of new and modified products and to provide other services that are necessary to obtain new and repeat orders.

For information on revenue to external customers, profit or loss and total assets for each segment, refer to Part II, Item 8. Financial Statements and Supplementary Data.

Major Customers

Net direct sales to General Electric Company were 15.2 percent, 14.8 percent and 12.5 percent of total sales in fiscal 2013, 2012 and 2011, respectively, as follows:

	2013	2012	2011
Investment Cast Products	$ **697.2**	$ 558.9	$ 523.2
Forged Products	**540.2**	464.2	224.5
Airframe Products	**38.4**	40.8	27.5
	$ **1,275.8**	$ 1,063.9	$ 775.2

No other customer directly accounted for more than 10 percent of total sales; however, Boeing, Airbus, Rolls-Royce and United Technologies are also considered key customers, and the loss of their business could have a material adverse effect on our financial results.

Backlog

The backlog of unfilled orders believed to be firm at the end of each of our last three fiscal years was $6.8 billion as of March 31, 2013, $5.9 billion as of April 1, 2012, and $4.4 billion as of April 3, 2011. The majority of the backlog is for sales to aerospace and power market customers in the Investment Cast Products, Forged Products and Airframe Products segments. The increase in backlog during fiscal 2013 reflects the acquisition of TIMET and the continued growth in commercial aerospace and power markets. The increase in backlog during fiscal 2012 reflects the growth in commercial aerospace and power markets as a result of increased build rates, prompting our customers to place their orders earlier. Approximately 80 percent of our backlog is expected to be filled within the 2014 fiscal year.

The majority of sales to customers are made on individual purchase orders generated from long-term agreements. Most of our orders are subject to termination by the customer upon payment of the cost of work in process, plus a related profit factor. Historically, we have not experienced significant order cancellations, although we periodically receive requests for delays in delivery schedules.

Competition

We are subject to substantial competition in all of the markets we serve. Components and products similar to those we make can be produced by competitors using either the same types of manufacturing processes or other forms of manufacturing. Although we believe our manufacturing processes, technology and experience provide advantages to our customers, such as high quality, competitive prices and physical properties that often meet more stringent demands, alternative forms of manufacturing can be used to produce many of the components and products we make. Despite intense competition, we believe we are the number one or two supplier in most of our principal markets. Several factors, including long-standing customer relationships, technical expertise, state-of-the-art facilities and dedicated employees, aid us in maintaining our competitive advantages.

In the Investment Cast Products segment, our principal competitor is Howmet, a subsidiary of Alcoa Inc. Howmet produces superalloy, titanium, stainless steel and aluminum investment castings principally for the aerospace and IGT markets. We believe that Howmet is capable of producing investment castings comparable to all but the largest and most complex of our structural investment castings. We also believe Howmet has the financial and technical resources to produce structural castings as large and complex as those produced by us, should they decide to do so. In addition, Pacific Cast Technologies, a subsidiary of Allegheny Technologies, Inc., manufactures large titanium investment castings for jet engine and airframe applications.

Many other companies throughout the world also produce superalloy, titanium, stainless steel and aluminum investment castings, and some of these companies currently compete with us in the aerospace and other markets. Others are capable of competing with us if they choose to do so.

In the Forged Products segment, our largest competitors are Ladish Co., a subsidiary of Allegheny Technologies, Inc., Fortech, S.A. and Thyssen AG for aerospace turbine products, Alcoa Inc. and Firth Rixson Limited for aerospace structural products, Vallourec & Mannesmann Tubes and Sumitomo Corporation for energy products and Allegheny Technologies, Inc., Carpenter Technology Corporation, and Firth Rixson Limited for nickel-based alloys and superalloys. We also face increased competition from international companies as customers seek lower cost sources of supply.

Our principle competitors in the aerospace titanium market are Allegheny Technologies Incorporated ("ATI") and RTI International Metals, Inc. ("RTI"), both based in the U.S., and Verkhnaya Salda Metallurgical Production Organization ("VSMPO"), based in Russia. UNITI (a joint venture between ATI and VSMPO), RTI and certain Japanese producers are our principle competitors in the industrial and emerging markets.

International competition in the forging and casting processes may also increase in the future as a result of strategic alliances among aircraft prime contractors and overseas companies, particularly where "offset" or "local content" requirements create purchase obligations with respect to products manufactured in or directed to a particular country. Competition is often intense among the companies currently involved in the industry. We continue to strive to maintain competitive advantages with high-quality products, low-cost manufacturing, excellent customer service and expertise in engineering and production.

Our Airframe Products operations compete with a large number of companies based primarily on technology, price, service, product quality and delivery performance. Of these companies, we consider Alcoa Inc., LISI, Hartwell, LMI, and the internal machining operations of certain of our OEM customers to be our leading competitors. We believe that we maintain our strong market position through our high-quality product performance, service to our customers and competitive synergies with other PCC business units.

Research and Development

We have departments involved in research and development in all three of our reportable segments. The research and development effort at these operations is primarily directed at the technical aspects of developing new and improved manufacturing processes. In addition, a substantial amount of our technological capability is the result of engineering work and experimentation performed on the shop floor in connection with process development and production of new parts. This engineering work and experimentation are charged to the cost of production.

Employees

At March 31, 2013, we had approximately 28,500 employees, including nearly 7,600 employees in the Investment Cast Products segment, approximately 9,700 employees in the Forged Products segment, approximately 10,400 employees in the Airframe Products segment, approximately 130 employees in corporate functions, and approximately 670 employees in discontinued operations. Approximately 22 percent of our employees are affiliated with unions or covered by collective bargaining agreements. We expect to negotiate 11 collective bargaining agreements affecting approximately 7 percent of the workforce during fiscal 2014. Management believes that labor relations in the Company have generally been satisfactory.

Patents and Trademarks

From time to time, we seek U.S. and foreign patent protection on certain of our processes and products. We have also federally registered several of our trademarks in the U.S. and foreign countries. We do not view patents or trademarks as materially important to our business as a whole. We also have rights and obligations under various license agreements. We receive no significant royalty income from patents.

Materials & Supplies

We use a number of raw materials in our products, including certain metals such as nickel, titanium, cobalt, tantalum and molybdenum, which are found in only a few parts of the world. These metals are required for the alloys used or manufactured in our investment casting, forged and airframe product segments. The availability and costs of these metals may be influenced by private or governmental cartels, changes in world politics, labor relations between the metal producers and their work forces, unstable governments in exporting nations and inflation. Supplies of the tool-grade steel we use may similarly be subject to variations in availability and cost. We have escalation clauses for nickel and other metals in certain of our long-term contracts with major customers, and we employ "price-in-effect" metal pricing in our alloy production businesses to lock in the current cost of metal at the time of production or shipment. We also enter into long-term supply agreements to fix the purchase price of strategic raw materials. Shortages of and price increases for certain raw materials we use have occurred in the past and may occur in the future. Future shortages or price fluctuations in raw materials could have a material adverse effect on us.

Government Regulations

Certain of our products are manufactured and sold under U.S. government contracts or subcontracts. Consequently, we are directly and indirectly subject to various federal rules, regulations and orders applicable to government contractors. Violation of applicable government rules and regulations could result in civil liability, in cancellation or suspension of existing contracts or in ineligibility for future contracts or subcontracts funded in whole or in part with federal funds.

International Operations

We purchase products from and supply products to businesses located outside the U.S. We have also been expanding our international activities during the past several years, primarily through acquisitions and the development of overseas subsidiaries. This expansion is part of our strategy to acquire and develop businesses that complement our core competencies, provide low-cost manufacturing, have strong growth prospects and maintain leading positions in their respective market niches. Certain risks are inherent in international operations, including the risk of government-financed competition, changes in trade policies, tariff regulations, the relative stability of certain foreign currencies and difficulties in obtaining U.S. export and import licenses. Information with respect to sales and assets by geographic location is included in Part II, Item 8. Financial Statements and Supplementary Data.

Environmental Compliance

We are subject to various federal, state and foreign environmental laws concerning, among other things, water discharges, air emissions, waste management, toxic use reduction and environmental cleanup. Environmental laws and regulations continue to evolve, and it is likely we will be subject to increasingly stringent environmental standards in the future, particularly under air quality and water quality laws and standards related to climate change issues, such as reporting of greenhouse gas emissions. It is also likely that we will be required to make additional expenditures, which could be significant, relating to environmental matters on an ongoing basis. We also own properties, or conduct or have conducted operations at properties, where hazardous materials have been used for many years, including during periods before careful management of these materials was required or generally believed to be necessary. Consequently, we are subject to environmental laws that impose liability for historical releases of hazardous substances.

Our financial statements include estimated liabilities for future costs arising from environmental issues relating to our properties and operations. At March 31, 2013, we had accrued environmental liabilities of approximately $294.4 million. We believe these liabilities are adequate to cover the cost of remedial measures that may eventually be required by environmental authorities with respect to known environmental matters. Our liabilities represent our best estimate of probable future obligations for the investigation and remediation of known contaminated sites. The liabilities include potential costs associated with asserted and unasserted claims. Our actual future expenditures, however, relating to compliance and cleanup of environmental conditions at our properties cannot be conclusively determined. The estimate of our environmental costs is based on currently available facts, present laws and regulations, and current technology and take into consideration our prior experience in site investigation and remediation, the data available for each site and the professional judgment of our environmental specialists and consultants. Although recorded liabilities include our best estimate of all probable costs, our total costs for the final settlement of each site cannot be predicted with certainty due to the variety of factors that make potential costs associated with contaminated sites inherently uncertain, such as: the nature and extent of site contamination, available remediation alternatives, the extent to which remedial actions will be required, the time period over which costs will be incurred, the number and economic viability of other responsible parties and whether we have any opportunity of contribution from third parties, including recovery from insurance policies. Further, sites that are in the early stages of investigation are subject to greater uncertainties than mature sites that are close to completion. Although the sites we have identified vary across the spectrum, approximately half of our sites could be considered at an early stage of the investigation and remediation process. Therefore, our cost estimates, and our accruals associated with those sites, are subject to greater uncertainties. Environmental contingent liabilities are often resolved over a long period of time, and the timing of expenditures depends on a number of factors that vary by site. We expect that we will expend present accruals over many years, and that remediation of all currently known sites will be completed within 30 years.

We have been named as a potentially responsible party ("PRP") at sites identified by the Environmental Protection Agency ("EPA") and state regulatory agencies for investigation and remediation under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state statutes. Under common law, as applied in the environmental remediation context, PRPs may be subject to an allocation process to assess liability, and therefore the Company may be potentially liable to the government or third parties for an allocated portion or full cost of remediating contamination at our facilities or former facilities or at third-party sites where we have been designated a PRP. In estimating our current liabilities for environmental matters, we have assumed that we will not bear the entire cost of remediation of every site to the exclusion of other PRPs who may also be liable for contributing to the cost of cleanup. We are a party to various cost-sharing arrangements with other PRPs at certain sites. Our estimates of current liabilities factor in these cost-sharing arrangements and an assessment of the likelihood that such parties will fulfill their obligations at such sites. In the unlikely event that we are required to fully fund the remediation of a site, the statutory framework would allow us to pursue rights of contribution from other PRPs. We are identified as a PRP at the following federally designated Superfund sites: Boarhead Farms, Bridgeton, Pennsylvania; Operating Industries, Monterey Park, California; Casmalia Resources Site, Casmalia, California; Pasco Sanitary Landfill, Pasco, Washington; Quanta Resources Corp., Edgewater, New Jersey; and Peterson-Puritan Site, Cumberland, Rhode Island. Generally, these Superfund sites are mature, and almost all of the sites are in the remedial implementation phase and, as a consequence, are subject to less uncertainty than newly discovered sites. These Superfund sites constitute approximately $0.8 million, or less than 1 percent, of our current environmental liabilities.

We have notified our insurers of potential environmental cleanup liabilities at various facilities, including the Superfund sites identified above, and have asserted that we are entitled to recover the defense and indemnity costs incurred, and to be incurred, under certain historic insurance policies. Our accruals include our best estimate of all probable costs, without reduction for anticipated recovery from insurance or third parties unless collection is probable. We have also asserted indemnity claims against third-parties for certain sites, and we expect to recover a portion of our losses with respect to these sites.

The Financial Accounting Standards Board ("FASB") issued guidance on asset retirement and environmental obligations that clarifies the term "conditional asset retirement obligation" and requires a liability to be recorded if the fair value of the obligation can be reasonably estimated. Asset retirement obligations covered by this guidance include those for which an entity has a significant obligation to perform an asset retirement activity. However, the timing or method of settling the obligation are conditional on a future event that may not be within the control of the entity. This guidance also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

In accordance with the asset retirement and environmental obligations guidance, we record all known asset retirement obligations for which the liability can be reasonably estimated. Currently, we have identified known asset retirement obligations associated with environmental contamination at several of our manufacturing facilities and have accrued approximately $6.3 million to satisfy these asset retirement obligations. However, we have not recognized a liability under guidance for asset retirement obligations at two of our manufacturing facilities, because the fair value of the retirement obligation at these sites cannot be reasonably estimated since the settlement date is unknown at this time. The settlement date is unknown because the retirement obligation (remediation of contamination) of these sites is not required until production ceases, and we have no current or future plans to cease production. These asset retirement obligations, when estimable, are not expected to have a material adverse effect on our consolidated financial position, results of operations, cash flows or business.

Forward-looking Statements

Information included within this Form 10-K describing the projected growth and future results and events constitutes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to fluctuations in the aerospace, power generation and general industrial cycles; the relative success of our entry into new markets; competitive pricing; the financial viability of our significant customers; the concentration of a substantial portion of our business with a relatively small number of key customers; the impact on the Company of customer or supplier labor disputes; demand, timing and market acceptance of new commercial and military programs, including the Boeing 787; the availability and cost of energy, raw materials, supplies and insurance; the cost of pension and postretirement medical benefits; equipment failures; product liability claims; relations with our employees; our ability to manage our operating costs and to integrate acquired businesses in an effective manner, including the ability to realize expected synergies; misappropriation of our intellectual property rights; governmental regulations and environmental matters; risks associated with international operations and world economies; the relative stability of certain foreign currencies; the impact of adverse weather conditions or natural disasters; the availability and cost of financing; and implementation of new technologies and process improvements. Any forward-looking statements should be considered in light of these factors. We undertake no obligation to update any forward-looking information to reflect anticipated or unanticipated events or circumstances after the date of this document.

Available Information

Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, proxy statement, current reports on Form 8-K and amendments to these reports filed with the Securities and Exchange Commission, as well as the annual report to shareholders, quarterly earnings releases, the Audit Committee Charter, the Nominating and Corporate Governance Committee Charter, the Compensation Committee Charter, Corporate Governance Guidelines and the Code of Conduct may be received free of charge by calling Investor Relations at (503) 946-4850 or sending an email to *info@precastcorp.com*. This information may also be downloaded from the PCC Corporate Center at *www.precast.com*.

ITEM 1A. RISK FACTORS

Our growth strategy includes business acquisitions with associated risks.

Our growth strategy includes the acquisition of strategic operations and capital equipment. In recent years, including fiscal 2013, we have completed a number of acquisition transactions, including the acquisition of Titanium Metals Corporation ("TIMET") in fiscal 2013, a manufacturer of a full range of titanium products, including ingot and slab, forging billet and mill forms. We expect that we will continue to seek acquisitions of complementary businesses, products, capital equipment and technologies to add products and services for our core customer base and for related markets, and will also continue to expand each of our businesses geographically. The success of the TIMET acquisition and the other completed transactions will depend on our ability to integrate assets and personnel and to apply our manufacturing processes and controls to the acquired businesses. Although our acquisition strategy generally emphasizes the retention of key management of the acquired businesses and an ability of the acquired business to continue to operate independently, various changes may be required to integrate the acquired businesses into our operations, to assimilate new employees and to implement reporting, monitoring and forecasting procedures. Business and capital equipment acquisitions entail a number of other risks, including as applicable:

- inaccurate assessment of liabilities;
- entry into markets in which we may have limited or no experience;
- diversion of management's attention from our existing businesses;
- difficulties in realizing projected efficiencies, synergies, installation schedules and cost savings;
- decrease in our cash or an increase in our indebtedness and a limitation in our ability to access additional capital when needed; and
- risks associated with investments where we do not have full operational control.

Our failure to adequately address these acquisition risks could cause us to incur increased expenses or to fail to realize the benefits we anticipated from the transactions.

We operate in cyclical markets.

A significant portion of our revenues are derived from the highly cyclical aerospace and power generation markets. Our sales to the aerospace industry constituted 65 percent of our total sales in fiscal 2013. Our power sales constituted 20 percent of our total sales in fiscal 2013.

The commercial aerospace industry is historically driven by the demand from commercial airlines for new aircraft. The U.S. and international commercial aviation industries continue to face challenges arising from competitive pressures and fuel costs. Demand for commercial aircraft is influenced by airline industry profitability, trends in airline passenger traffic, the state of U.S. and world economies, the ability of aircraft purchasers to obtain required financing and numerous other factors including the effects of terrorism, health and safety concerns and environmental constraints imposed upon aircraft operators. The military aerospace cycle is highly dependent on U.S. and foreign government funding; however, it is also driven by the effects of terrorism, a changing global political environment, U.S. foreign policy, the retirement of older aircraft and technological improvements to new engines that increase reliability. Accordingly, the timing, duration and severity of cyclical upturns and downturns cannot be forecast with certainty. Downturns or reductions in demand could have a material adverse effect on our business.

The power generation market is also cyclical in nature. Demand for power generation products is global and is affected by the state of the U.S. and world economies, the availability of financing to power generation project sponsors, the political environments of numerous countries and environmental constraints imposed upon power project operators. The availability of fuels and related prices also have a large impact on demand. Reductions in demand for our power generation products could have a material adverse effect on our business.

We also sell products and services to customers in the automotive, chemical and petrochemical, medical, industrial process, and other general industrial markets. Each of these markets is cyclical in nature. Customer demand for our products or services in these markets may fluctuate widely depending upon U.S. and world economic conditions, the availability of financing and industry-specific factors. Cyclical declines or sustained weakness in any of these markets could have a material adverse effect on our business.

Our business is dependent on a small number of direct and indirect customers.

A substantial portion of our business is conducted with a relatively small number of large direct and indirect customers, including General Electric Company, United Technologies Corporation, Rolls Royce plc, Airbus and The Boeing Company. General Electric accounted for approximately 15 percent of our total sales for fiscal 2013. No other customer directly accounted for more than 10 percent of total sales; however, Boeing, Airbus, Rolls Royce and United Technologies are also considered key customers. A financial hardship experienced by any one of these key customers, the loss of any of them or a reduction in or substantial delay of orders from any of them could have a material adverse effect on our business.

In addition, a significant portion of our aerospace products are ultimately used in the production of new commercial aircraft. There are only two primary manufacturers of large commercial aircraft in the world, Boeing and Airbus. A significant portion of our aerospace sales are dependent on the number of new aircraft built by these two manufacturers, which is in turn dependent on a number of factors over which we have little or no control. Those factors include the demand for new aircraft from airlines around the globe and factors that impact manufacturing capabilities, such as the availability of raw materials and manufactured components, changes in the regulatory environment and labor relations between the aircraft manufacturers and their work forces. A significant interruption or slowdown in the number of new aircraft built by aircraft manufacturers could have a material adverse effect on our business.

Sales to the military sector constituted approximately 12 percent of our fiscal 2013 sales. Defense spending is subject to appropriations and to political pressures that influence which programs are funded and which are canceled. Reductions in domestic or foreign defense budgets or military aircraft procurement, delays in funding or reprioritization of government spending away from defense programs in which we participate could adversely affect our business.

Our business depends, in part, on the success of new commercial and military aircraft programs.

The success of our business will depend, in part, on the success of new commercial and military aircraft programs including the Boeing 787, Boeing 747-8, Airbus A350, Airbus A380 and F-35 programs. We are currently under contract to supply components for a number of new commercial, general aviation and military aircraft programs. Cancellation, reductions or delays of orders or contracts by our customers on any of these programs, or regulatory or certification-related groundings or other delays to any of these new aircraft programs, could have a material adverse effect on our business.

The competitive nature of our business results in pressure for price concessions to our customers and increased pressure to reduce our costs.

We are subject to substantial competition in all of the markets we serve, and we expect this competition to continue. As a result, we have made significant long-term price concessions to our customers in the aerospace and power generation markets from time to time, and we expect customer pressure for further long-term price concessions to continue. Maintenance of our market share will depend, in part, on our ability to sustain a cost structure that enables us to be cost-competitive. If we are unable to adjust our costs relative to our pricing, our profitability will suffer. Our effectiveness in managing our cost structure will be a key determinant of future profitability and competitiveness.

Our business is dependent on a number of raw materials that are subject to volatility in price and availability.

We use a number of raw materials in our products, including certain metals such as nickel, titanium, cobalt, tantalum and molybdenum, various rare earth elements, and titanium-containing feedstock ore (natural rutile and upgraded ilmenite), which are found in only a few parts of the world, are available from a limited number of suppliers and, in some cases, are considered conflict minerals for U.S. regulatory purposes if originating in certain countries. The availability and costs of these metals and elements may be influenced by private or government cartels, changes in world politics or regulatory requirements, labor relations between the producers and their work forces, unstable governments in exporting nations, export quotas imposed by governments in countries with rare earth element supplies, market forces of supply and demand, and inflation. These raw materials are required for the alloys or processes used or manufactured in our investment cast products, forged products and airframe products segments. We have escalation clauses for nickel, titanium and other metals in a number of our long-term contracts with major customers, but we are not usually able to fully offset the effects of changes in raw material costs. We also employ "price-in-effect" metal pricing in our alloy production businesses to lock-in the current cost of metal at the time of production or time of shipment. The ability of key metal suppliers to meet quality and delivery requirements can also impact our ability to meet commitments to customers. Future shortages or price fluctuations in raw materials could result in decreased sales and margins or otherwise adversely affect our business. The enactment of new or increased import duties on raw materials imported by us could also increase the costs to us of obtaining the raw materials and might adversely affect our business.

Our business is affected by federal rules, regulations and orders applicable to government contractors.

A number of our products are manufactured and sold under U.S. government contracts or subcontracts. Consequently, we are directly and indirectly subject to various federal rules, regulations and orders applicable to government contractors. From time to time, we are also subject to government inquiries and investigations of our business practices due to our participation in government programs. These inquiries and investigations are costly and consuming of internal resources. Violation of applicable government rules and regulations could result in civil liability, in cancellation or suspension of existing contracts or in ineligibility for future contracts or subcontracts funded in whole or in part with federal funds, any of which could have a material adverse effect on our business.

Our business is subject to environmental regulations and related liabilities and liabilities associated with chemicals and substances in the workplace.

We are subject to various federal, state and foreign environmental laws and regulations concerning, among other things, water discharges, air emissions, hazardous material and waste management and environmental cleanup. Environmental laws and regulations continue to evolve and we may become subject to increasingly stringent environmental standards in the future, particularly under air quality and water quality laws and standards related to climate change issues, such as reporting of greenhouse gas emissions. We are required to comply with environmental laws and the terms and conditions of multiple environmental permits. Failure to comply with these laws or permits could result in fines and penalties, interruption of manufacturing operations or the need to install pollution control equipment that could be costly. We also may be required to make additional expenditures, which could be significant, relating to environmental matters on an ongoing basis. We also own properties, or conduct or have conducted operations at properties, where hazardous materials have been used for many years, including during periods before careful management of these materials was required or generally believed to be necessary. Consequently, we will continue to be subject to environmental laws that impose liability for historical releases of hazardous substances.

Our financial statements include estimated liabilities for future costs arising from environmental issues relating to our properties and operations. Our accruals for known environmental liabilities represent our best estimate of our probable future obligations for the investigation and remediation of known contaminated sites. Our accruals include asserted and unasserted claims. The estimates of our environmental costs are based on currently available facts, present laws and regulations and current technology and take into consideration our prior experience in site investigation and remediation, the data available for each site and the professional judgment of our environmental specialists and consultants. Although recorded liabilities include our best estimate of all probable costs, our total costs for the final settlement of each site cannot be predicted with certainty due to the variety of factors that make potential costs associated with contaminated sites inherently uncertain, such as: the nature and extent of site contamination, available remediation alternatives, the extent to which remedial actions will be required, the time period over which costs will be incurred, the number and economic viability of other responsible parties and whether we have any opportunity of contribution from third parties, including recovery from insurance policies. In addition, sites that are in the early stages of investigation are subject to greater uncertainties than mature sites that are close to completion. Although the sites we identify vary across the spectrum, approximately half of our sites could be considered at an early stage of the investigation and remediation process. Therefore, our cost estimates and the accruals associated with those sites are subject to greater uncertainties. Environmental contingent liabilities are often resolved over a long period of time, and the timing of expenditures depends on a number of factors that vary by site. We expect that we will expend present accruals over many years, and that remediation of all currently known sites will be completed within 30 years. We cannot ensure that our estimated liabilities are adequate to cover the total cost of remedial measures that may eventually be required by environmental authorities with respect to known environmental matters or the cost of claims that may be asserted in the future with respect to environmental matters about which we are not yet aware. Accordingly, the costs of environmental remediation or claims may exceed the amounts accrued.

We have been named as a PRP at sites identified by the EPA and state regulatory agencies for investigation and remediation under CERCLA and similar state statutes. Under common law, as applied in the environmental remediation context, potentially responsible parties may be subject to an allocation process to determine liability, and therefore we may be potentially liable to the government or third parties for an allocated portion or full cost of remediating contamination at our facilities or former facilities or at third-party sites where we have been designated a PRP. In estimating our current liabilities for environmental matters, we have assumed that we will not bear the entire cost of remediation of every site to the exclusion of other PRPs who may also be liable. It is also possible that we will be designated a PRP at additional sites in the future.

Like many other industrial companies in recent years, we are defendants in lawsuits alleging personal injury as a result of exposure to chemicals and substances in the workplace, including asbestos. To date, we have been dismissed from a number of these suits and have settled a number of others. The outcome of litigation such as this is difficult to predict, and a judicial decision unfavorable to us could be rendered, possibly having a material adverse effect on our business.

Our business is subject to risks associated with international operations.

We purchase products from and supply products to businesses located outside of the U.S. We also have significant operations located outside the U.S. In fiscal 2013, approximately 18 percent of our total sales were attributable to our non-U.S.

subsidiaries. A number of risks inherent in international operations could have a material adverse effect on our results of operations, including:

- fluctuations in U.S. dollar value arising from transactions denominated in foreign currencies and the translation of certain foreign currency subsidiary balances;
- difficulties in staffing and managing multi-national operations;
- general economic and political uncertainties and potential for social unrest in countries in which we or our customers operate;
- limitations on our ability to enforce legal rights and remedies;
- restrictions on the repatriation of funds;
- changes in trade policies;
- tariff regulations;
- difficulties in obtaining export and import licenses;
- the risk of government financed competition; and
- compliance with a variety of international laws as well as U.S. and other laws affecting the activities of companies abroad.

A majority of our sales of extruded pipe for the power generation market have been exported to power generation customers in China and India. These sales are subject to the risks associated with international sales generally. In addition, changes in demand could result from a reduction of power plant build rates in China or India due to economic conditions or otherwise, or increased competition from local manufacturers who have cost advantages or who may be preferred suppliers. Also, with respect to China, Chinese commercial laws, regulations and interpretations applicable to non-Chinese market participants such as us are rapidly changing. These laws, regulations and interpretations could impose restrictions on our ownership or operations of our interests in China and have a material adverse effect on our business.

Any lower-than-expected rating of our bank debt and debt securities could adversely affect our business.

Two rating agencies, Moody's and Standard & Poor's, rate our debt securities. If the rating agencies were to reduce their current ratings, our interest expense may increase, and the terms of future borrowing arrangements may become more stringent or require additional credit support. Our ability to comply with covenants contained in the instruments governing our existing and future indebtedness may be affected by events and circumstances beyond our control. If we breach any of these covenants, one or more events of default, including cross-defaults between multiple components of our indebtedness, could result. These events of default could permit our creditors to declare all amounts owing to be immediately due and payable and terminate any commitments to make further extensions of credit.

Our production may be interrupted due to equipment failures or other events affecting our factories.

Our manufacturing processes depend on certain sophisticated and high-value equipment, such as some of our forging presses for which there may be only limited or no production alternatives. Unexpected failures of this equipment could result in production delays, revenue loss and significant repair costs. In addition, our factories rely on the availability of electrical power and natural gas, transportation for raw materials and finished products and employee access to our workplace that are subject to interruption in the event of severe weather conditions or other natural or manmade events. While we maintain backup resources to the extent practicable, a severe or prolonged equipment outage or other interruptive event affecting areas where we have significant manufacturing operations may result in loss of manufacturing or shipping days, which could have a material adverse effect on our business. Natural or manmade events that interrupt significant manufacturing operations of our customers also could have a material adverse effect on our business.

Failure to protect our intellectual property rights could adversely affect our business.

We rely on a combination of confidentiality, invention assignment and other types of agreements and trade secret, trademark, and patent law to establish, maintain, protect and enforce our intellectual property rights. Our efforts in regard to these measures may be inadequate, however, to prevent others from misappropriating our intellectual property rights. In addition, laws in some non-U.S. countries affecting intellectual property are uncertain in their application, which can affect the scope or enforceability of our intellectual property rights. Any of these events or factors could diminish or cause us to lose the competitive advantages associated with our intellectual property, which could have an adverse effect on our business, financial condition and results of operations.

We could be faced with labor shortages, disruptions or stoppages if our relations with our employees were to deteriorate.

Our operations rely heavily on our skilled employees. Any labor shortage, disruption or stoppage caused by any deterioration in employee relations or difficulties in the renegotiation of labor contracts could reduce our operating margins and income. Approximately 22 percent of our employees are affiliated with unions or covered by collective bargaining agreements. Failure to negotiate a new labor agreement when required could result in a work stoppage. Although we believe that our labor relations have generally been satisfactory, it is possible that we could become subject to additional work rules imposed by agreements with labor unions, or that work stoppages or other labor disturbances could occur in the future, any of which could reduce our operating margins and income and place us at a disadvantage relative to non-union competitors.

Product liability and product warranty risks could adversely affect our operating results.

We produce many critical parts for commercial and military aircraft, for high-pressure applications in power plants and for oil and gas applications. Failure of our parts could give rise to substantial product liability claims. We maintain insurance addressing the risk of product liability claims arising from bodily injury or property damage (which generally does not include damages for pollution or environmental liability), but there can be no assurance that the insurance coverage will be adequate or will continue to be available on terms acceptable to us. We manufacture most of our parts to strict contractually-established standards and tolerances using complex manufacturing processes. If we fail to meet the contractual requirements for a product we may be subject to product warranty costs and claims. Product warranty costs are generally not insured.

We could be required to make additional contributions to our defined benefit pension and postretirement benefit plans as a result of adverse changes in interest rates and pension investments.

Our estimates of liabilities and expenses for pensions and other postretirement benefits incorporate significant assumptions including the rate used to discount the future estimated liability, the long-term rate of return on plan assets and assumptions relating to the employee workforce including salary increases, medical costs, retirement age and mortality. Our results of operations, liquidity or shareholders' equity in a particular period could be affected by a decline in the rate of return on plan assets, the rate used to discount the future estimated liabilities or changes in employee workforce assumptions. We may have to contribute more cash to various pension plans and record higher pension-related expenses in future periods as a result of decreases in the value of investments held by these plans or changes in discount rates or other pension assumptions.

A global recession or disruption in global financial markets could adversely affect us.

A global recession or disruption in the global financial markets presents risks and uncertainties that we cannot predict. During the recent recession, we saw a moderate decline in demand for our products due to global economic conditions. However, our access to credit to finance our operations was not materially limited. If recessionary economic conditions or financial market disruptions were to return, we would face risks that may include:

- declines in revenues and profitability from reduced or delayed orders by our customers;
- supply problems associated with any financial constraints faced by our suppliers;
- restrictions on our access to short-term commercial paper borrowings or other credit sources;
- reductions to our banking group or to our committed credit availability due to combinations or failures of financial institutions; and
- increases in corporate tax rates to finance government spending programs

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our manufacturing plants and administrative offices, along with certain information concerning the products and facilities are as follows:

Division	No. of Facilities	Building Space (sq. ft.)		
		Leased	Owned	Total
Executive & Corporate Offices				
Domestic	2	567	42,118	42,685
International	1	1,312	—	1,312
Investment Cast Products				
Domestic	50	790,933	2,519,127	3,310,060
International	6	9,090	377,037	386,127
Forged Products				
Domestic	86	1,519,146	9,354,425	10,873,571
International	33	1,601,090	1,939,807	3,540,897
Airframe Products				
Domestic	82	1,782,445	3,131,044	4,913,489
International	29	543,037	1,198,605	1,741,642
Discontinued Operations				
Domestic	7	158,342	329,000	487,342
International	11	217,486	171,644	389,130
Total Company				
Domestic	227	4,251,433	15,375,714	19,627,147
International	80	2,372,015	3,687,093	6,059,108
Total	307	6,623,448	19,062,807	25,686,255

We believe our principal properties include facilities suitable and adequate for our present needs for the manufacture of our products; see "Item 7. Management's Discussion and Analysis."

ITEM 3. LEGAL PROCEEDINGS

In April 2009, as a result of EPA inspections, the EPA issued a Notice of Violation ("Notice") to TIMET alleging that TIMET had violated certain provisions of the Resource Conservation and Recovery Act and the Toxic Substances Control Act at its Henderson, Nevada plant. Since 2009, TIMET has been working cooperatively to address issues identified in the Notice. No specific penalties were identified in the Notice, but we believe that any final resolution of the Notice will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flow.

In May 2013, as a result of TIMET's disclosure of noncompliance to the Nevada Division of Environmental Protection ("NDEP") on December 4, 2012 and February 19, 2013, the NDEP issued a Finding of Alleged Violation and Order ("FAOV") to TIMET. The FAOV alleges that TIMET violated its permit by discharging partially treated wastewater from an unauthorized bypass for approximately four years from September 2008 through October 2012. TIMET has been working cooperatively with the NDEP to address issues identified in the FAOV. No specific penalties were identified in the FAOV but we believe that any final resolution of the FAOV will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flow.

For a general description of claims relating to environmental matters, see "Item 1. Business-Environmental Compliance."

As of March 31, 2013, there were approximately 65 lawsuits pending against the Company alleging personal injury as the result of exposure to particulates, including asbestos, integrated into our premises or processes or into certain historical products. It is frequently not possible at the outset of a case to determine which of the plaintiffs actually will pursue a claim against the Company. Typically, that can only be determined through discovery after a case has been filed. Thus, in a case involving multiple plaintiffs, unless otherwise expressed in the pleadings, the Company accounts for the lawsuit as one claim against it. Provided below is a chart showing the number of new claims filed (as described above), the number of claims disposed of (settled or otherwise dismissed) and the approximate dollar amount paid by or on behalf of (including through insurance) the Company in settlement of these claims:

Fiscal		2013		2012
New Claims Filed		**22**		20
Claims Disposed Of		**21**		22
Dollars Paid in Settlement (in millions)	**$**	**—**	$	2.6

The Company considers that all such claims are tort claims while noting that some claims, such as those filed in West Virginia, were historically common law "employer liability" cases and are now based on a statutory definition of requisite intent.

The particulates in question are no longer incorporated into our products, and we have implemented safety protocols to reduce exposure to remaining particulates in the workplace. Based on the information available to us at the date of filing of this report, we believe, based on our review of the facts and law, that the potential exposure from the resolution of any or all of these matters will not have a material adverse effect on our consolidated financial position, results of operations, cash flows or business.

Various claims and lawsuits arising during the normal course of business are pending against us. In the opinion of management, the outcome of these lawsuits will not have a material adverse effect on our consolidated financial position, results of operations, cash flows or business.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT [(a)]

Name	Officer Since	Age	Position Held With the Registrant
Mark Donegan	[(b)] 1992	56	Chairman and Chief Executive Officer
Shawn R. Hagel	[(c)] 1997	47	Executive Vice President, Chief Financial Officer and Assistant Secretary
Kenneth D. Buck	[(d)] 2005	53	Executive Vice President and President - Forged Products
Kevin M. Stein	[(e)] 2009	47	Executive Vice President and President - PCC Structurals
Ruth A. Beyer	[(f)] 2013	57	Senior Vice President, General Counsel and Secretary
Kirk G. Pulley	[(g)] 2004	44	Vice President - Strategic Planning and Corporate Development

(a) *The above information is reported as of May 1, 2013. The officers serve for a term of one year and until their successors are elected. Unless otherwise indicated, all positions have been held for the last five years.*

(b) *Elected Chairman in 2003 and Chief Executive Officer in 2002. Previously was elected Executive Vice President in 1992. Named President - Wyman-Gordon in 1999. Previously served as President - PCC Structurals.*

(c) *Elected Executive Vice President in 2012 and Chief Financial Officer and Assistant Secretary in 2008. Previously was elected Vice President and Corporate Controller in 2000.*

(d) *Elected Executive Vice President and President - Forged Products in 2010. Previously was elected Executive Vice President and President - PCC Airfoils and Wyman-Gordon in 2008 and Senior Vice President and President - PCC Airfoils in 2005.*

(e) *Elected Executive Vice President in 2009 and President - PCC Structurals in 2011. Previously was elected President - Fastener Products Division in 2009. Prior to joining PCC, he was a Division President for Cooper Industries and General Manager for Tyco Electronics.*

(f) *Elected Senior Vice President, General Counsel and Secretary in 2013. Prior to joining PCC, she was a Partner at Stoel Rives, LLP.*

(g) *Elected Vice President - Strategic Planning and Corporate Development in 2004. Prior to joining PCC, he was a Vice President in investment banking with Goldman Sachs & Co.*

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

As of March 31, 2013, there were 4,878 shareholders of record of our common stock. The principal market for our common stock is the New York Stock Exchange, where it trades under the symbol PCP. For information concerning the quarterly high and low sales prices of PCC common stock and dividend data, refer to the Quarterly Financial Information table in Item 8, Financial Statements and Supplementary Data. We expect to continue to pay quarterly cash dividends, subject to our earnings, financial condition and other factors.

Return to Shareholders Performance Graph

The following line graph provides a comparison of the annual percentage change in the Company's cumulative total shareholder return on its common stock to the cumulative total return of the S&P 500 Index and the S&P 500 Aerospace and Defense Index. The comparison assumes that $100 was invested on March 31, 2008 in PCC common stock and in each of the foregoing indices and, in each case, assumes the reinvestment of dividends.



Comparison of Cumulative Five Year Total Return
Precision Castparts Corp.
S&P 500 Index
S&P 500 Aerospace & Defense Index
$250
$200
$150
$100
$50
$0
2008
2009
2010
2011
2012
2013

MEASUREMENT PERIOD
(by fiscal year)

	2008	2009	2010	2011	2012	2013
S&P 500	100.0	63.66	93.01	108.35	117.02	133.36
S&P 500 Aerospace & Defense	100.0	60.60	99.63	110.86	115.33	133.78
Precision Castparts Corp.	100.0	62.38	122.53	148.19	171.39	188.09

Issuer Purchases of Equity Securities

The following table provides information about purchases of our common stock during the quarter ended March 31, 2013:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [1]	Maximum Dollar Value that May Yet Be Purchased Under the Plans or Programs [1] (in millions)
12/31/12-2/3/13	—	$ —	—	$ —
2/4/13-3/3/13	500,000	$ 185.01	500,000	$ 657.5
3/4/13-3/31/13	—	$ —	—	$ —
Total	500,000	$ 185.01	500,000	$ 657.5

(1) On January 24, 2013, we publicly announced that our Board of Directors had authorized a program for the Company to purchase up to $750 million of our Company's common stock. The stock repurchase program expires June 30, 2015.

ITEM 6. SELECTED FINANCIAL DATA

Five-Year Summary of Selected Financial Data

(Unaudited)
(In millions, except employee, shareholder and per share data)

Fiscal	2013	2012	2011	2010	2009
Net sales	**$ 8,377.8**	$ 7,201.9	$ 6,208.7	$ 5,448.5	$ 6,754.3
Net income	**$ 1,429.1**	$ 1,225.8	$ 1,014.8	$ 922.6	$ 1,044.8
Net income attributable to PCC shareholders:					
Continuing operations	**$ 1,432.0**	$ 1,229.6	$ 1,008.4	$ 924.1	$ 1,034.8
Net income attributable to PCC shareholders	**$ 1,426.6**	$ 1,224.1	$ 1,013.5	$ 921.8	$ 1,044.5
Return on sales from continuing operations	**17.1%**	17.1%	16.2%	17.0%	15.3%
Return on beginning shareholders' equity from continuing operations	**17.1%**	17.2%	17.1%	19.0%	25.6%
Net income per common share attributable to PCC (basic):					
Continuing operations	**$ 9.83**	$ 8.52	$ 7.07	$ 6.57	$ 7.42
Net income	**$ 9.79**	$ 8.48	$ 7.10	$ 6.55	$ 7.49
Net income per common share attributable to PCC (diluted):					
Continuing operations	**$ 9.76**	$ 8.45	$ 7.01	$ 6.50	$ 7.36
Net income	**$ 9.72**	$ 8.41	$ 7.04	$ 6.49	$ 7.43
Weighted average shares of common stock outstanding					
Basic	**145.7**	144.4	142.7	140.7	139.4
Diluted	**146.7**	145.6	143.9	142.1	140.6
Cash dividends declared per common share	**$ 0.12**	$ 0.12	$ 0.12	$ 0.12	$ 0.12
Working capital	**$ 3,368.6**	$ 2,714.9	$ 2,708.6	$ 1,628.3	$ 1,723.9
Total assets	**$ 16,896.0**	$ 10,558.8	$ 8,955.9	$ 7,660.7	$ 6,721.4
Total debt	**$ 3,807.2**	$ 208.2	$ 236.6	$ 250.0	$ 305.3
Total equity	**$ 9,804.4**	$ 8,364.8	$ 7,164.5	$ 5,891.7	$ 4,863.1
Total debt as a percent of total debt and equity	**28.0%**	2.4%	3.2%	4.1%	5.9%
Book value per share	**$ 67.06**	$ 57.57	$ 49.86	$ 41.52	$ 34.76
Capital expenditures[1]	**$ 322.9**	$ 194.0	$ 120.6	$ 169.5	$ 205.7
Number of employees[2]	**28,510**	21,480	18,308	18,064	20,611
Number of shareholders of record	**4,878**	4,808	6,262	6,298	5,910

(1) Includes capital expenditures of discontinued operations
(2) Includes employees of discontinued operations

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(in millions, except per share data)

Business overview

The Company completed twelve acquisitions in fiscal 2013 following eight acquisitions completed in fiscal 2012. We have focused on and have been diligent in acquiring the right assets over the last few years, and now these acquisitions have started to deliver on the value we anticipated. Our traditional end markets in aerospace and industrial gas turbine ("IGT") have done well, and our entry into newer businesses over the last two years such as aerostructures, oil and gas and most recently the acquisition of titanium manufacturing is adding additional upside opportunities. Base commercial aircraft and Boeing 787 production rates continue to increase, driving steady demand for airframe and engine components. Our power businesses are improving on several fronts. Due to the price and availability of natural gas, IGT spares sales have been strong. In addition, we experienced an increase in oil and gas sales resulting from accelerating shipments of downhole casings. We also generated more than $1.4 billion of cash from operations during fiscal 2013, and revenue reached a record level, exceeding $8.3 billion, following a record year in fiscal 2012.

Airframe Products Segment Acquisitions

We continue to focus on expanding our product lines and markets. We have a strong focus on development of our aerostructures platform. With the integration of Primus in fiscal 2012, we are capturing valuable synergies to achieve top-and bottom-line growth. In May 2012, we acquired Centra Industries ("Centra"), a state-of-the-art aerostructures manufacturer located in Ontario, Canada. Centra manufactures a range of machined airframe components and assemblies in both aluminum and hard metal. In August 2012, we completed the acquisition of Klune Industries ("Klune"), a manufacturer of complex aluminum, nickel, titanium and steel aerostructures. Like Centra and with the addition of Primus, Klune expands our reach into the widely fragmented aerostructures market and provides a vertical integration opportunity for our castings, forgings and fasteners. In August 2013, we completed the acquisition of certain aerostructures businesses and McSwain Manufacturing from Heroux-Devtek, Inc. ("Progressive") which will allow us to machine larger aircraft components and assemblies. Late in the third quarter of fiscal 2013, we acquired Synchronous Aerospace Group ("Synchronous"), a leading build-to-print supplier of highly complex mechanical assemblies for commercial aerospace and defense markets. Synchronous is another tuck-in acquisition that will enable us to manufacture larger components and to machine as many as four to five parts simultaneously. We also completed several small acquisitions that will help reduce our use of outside service providers.

Forged Products Segment Acquisitions

Aided by the acquisitions of Rollmet and KLAD in the second quarter of fiscal 2012, we have made great progress in penetrating the oil and gas markets. In early fiscal 2013, we acquired RathGibson, LLC, which gives us additional manufacturing capabilities to serve the oil and gas industry and will enable us to offer more comprehensive bids on severe service projects. In May 2012, we agreed to acquire Dickson Testing Company ("Dickson") and Aerocraft Heat Treating Company ("Aerocraft"). Dickson offers a full range of destructive testing services including: mechanical properties, metallurgical and chemical analysis and low-cycle fatigue testing. Aerocraft provides precision heat treating services for titanium and nickel alloy forgings and castings used in the aerospace industry, as well as other related services including straightening, de-twisting and forming. Late in 2013, we acquired Texas Honing, Inc. ("THI"), which provides precision, tight-tolerance pipe processing services enabling us to make our casing manufacturing process quicker and more efficient.

Our largest acquisition during fiscal 2013 was Titanium Metals Corporation ("TIMET"), which closed late in the third quarter. TIMET provides us with a titanium capability that has been a key missing piece of our overall portfolio. TIMET's melting expertise and our forging and conversion assets will be a significant catalyst in achieving our long-term objectives, improving our cost structure and further enhancing our customer presence and penetration of new markets.

We also made several small tuck-in acquisitions in fiscal 2013 and fiscal 2012 that expanded our manufacturing capabilities. We expect our baseline capital expenditures for fiscal 2014 to be modestly higher than fiscal 2013 based on our current forecasts. These expenditures will be targeted for equipment upgrades, capacity expansion, cost reduction and productivity projects across all segments, as well as completing projects at TIMET and other acquisitions that were started prior to PCC's ownership.

Over the past year, even with the addition of the acquisitions mentioned above, the vast majority with margins lower than our company average, our overall operating performance increased. Over the long term, as a Company, we are focused daily on delivering strong incremental margins as our sales increase. We continue driving results and identifying opportunities to build both top- and bottom-line growth.

	Fiscal Year			% Increase/(Decrease)	
	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
Net sales	**$ 8,377.8**	$ 7,201.9	$ 6,208.7	16 %	16 %
Costs and expenses:					
Cost of goods sold	**5,680.3**	4,939.6	4,318.2	15 %	14 %
Selling and administrative expenses	**536.2**	446.4	389.0	20 %	15 %
Interest expense, net	**31.8**	5.2	9.0	512 %	(42)%
Total costs and expenses	**6,248.3**	5,391.2	4,716.2		
Income before income tax expense and equity in earnings of unconsolidated affiliates	**2,129.5**	1,810.7	1,492.5	18 %	21 %
Income tax expense	**(695.6)**	(594.0)	(499.4)	17 %	19 %
Equity in earnings of unconsolidated affiliates	**0.6**	14.6	16.6	(96)%	(12)%
Net income from continuing operations	**1,434.5**	1,231.3	1,009.7	17 %	22 %
Net (loss) income from discontinued operations	**(5.4)**	(5.5)	5.1	2 %	(208)%
Net income	**1,429.1**	1,225.8	1,014.8	17 %	21 %
Net income attributable to noncontrolling interest	**(2.5)**	(1.7)	(1.3)	47 %	31 %
Net income attributable to Precision Castparts Corp. ("PCC")	**$ 1,426.6**	$ 1,224.1	$ 1,013.5	17 %	21 %
Net income per common share attributable to PCC shareholders (basic):					
Net income per share from continuing operations	**$ 9.83**	$ 8.52	$ 7.07	15 %	21 %
Net (loss) income per share from discontinued operations	**(0.04)**	(0.04)	0.03	— %	(233)%
Net income per share (basic)	**$ 9.79**	$ 8.48	$ 7.10	15 %	19 %
Net income per common share attributable to PCC shareholders (diluted):					
Net income per share from continuing operations	**$ 9.76**	$ 8.45	$ 7.01	16 %	21 %
Net (loss) income per share from discontinued operations	**(0.04)**	(0.04)	0.03	— %	(233)%
Net income per share (diluted)	**$ 9.72**	$ 8.41	$ 7.04	16 %	19 %

	Fiscal Year			% Increase/(Decrease)	
Sales by Market	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
Aerospace	**$ 5,472.1**	$ 4,468.2	$ 3,572.0	22 %	25 %
% of total	***65%***	*62%*	*57%*		
Power	**1,647.5**	1,509.8	1,347.6	9 %	12 %
% of total	***20%***	*21%*	*22%*		
General Industrial & Other	**1,258.2**	1,223.9	1,289.1	3 %	(5)%
% of total	***15%***	*17%*	*21%*		
Total Sales	**$ 8,377.8**	$ 7,201.9	$ 6,208.7	16 %	16 %
% of total	***100%***	*100%*	*100%*		

Average market price of key metals (per pound)	Fiscal Year			Increase/(Decrease)			
	2013	2012	2011	2013 vs. 2012		2012 vs. 2011	
				$	%	$	%
Nickel	**$ 7.71**	$ 9.54	$ 10.69	$ (1.83)	(19)%	$ (1.15)	(11)%
London Metals Exchange [(1)]							
Titanium	**$ 2.82**	$ 4.71	$ 4.79	$ (1.89)	(40)%	$ (0.08)	(2)%
Ti 6-4 bulk, Metalprices.com							
Cobalt	**$ 13.33**	$ 16.40	$ 20.09	$ (3.07)	(19)%	$ (3.69)	(18)%
Metal Bulletin COFM.8 Index [(1)]							

(1) Source: Bloomberg

Fiscal 2013 compared with fiscal 2012

Total sales for fiscal 2013 were $8,377.8 million, an increase of $1,175.9 million, or 16 percent, from fiscal 2012 sales of $7,201.9 million. The increase in sales compared to the prior year was driven by solid aerospace growth of approximately $1,004 million, or 22 percent, over fiscal 2012 levels, within all three of our segments. The inclusion of a full quarter of TIMET was the largest driver of the sales growth. Excluding the impact of fiscal 2013 and 2012 acquisitions, the increase in sales was 6 percent from a year ago. Base commercial aircraft and Boeing 787 production rates continue to increase, driving steady demand for airframe and engine components, and aerospace aftermarket sales are trending upward. Aerospace sales increased from 62 percent of total sales in fiscal 2012 to 65 percent of total sales in fiscal 2013. Sales within our power market, which includes IGT, oil and gas, and interconnect pipe, increased approximately $138 million, or 9 percent, over the prior year, driven by acquisitions. Other factors contributing to this increase included solid IGT sales performance, driven by continued high spares demand, and growth in oil and gas sales due to accelerating shipments of downhole casings. Sales to the power market decreased from 21 percent of total sales in fiscal 2012 to 20 percent of total sales in fiscal 2013. General industrial sales increased approximately $34 million, or 3 percent, over the prior year primarily due to acquisitions. General industrial and other sales decreased from 17 percent of total sales in fiscal 2012 to 15 percent of total sales in fiscal 2013. We acquired twelve businesses during fiscal 2013, which contributed approximately $900 million to sales in fiscal 2013 (also included in market changes discussed above).

Lower external selling prices of nickel alloy from the Forged Products segment's three primary mills reduced top-line revenues by approximately $42 million in fiscal 2013 versus fiscal 2012. Nickel prices decreased 19 percent, as reported on the London Metal Exchange (LME) compared to the same period last year. Contractual material pass-through pricing increased sales by approximately $279.1 million in fiscal 2013 versus approximately $301.0 million in fiscal 2012, a decrease of $21.9 million. Contractual material pass-through pricing adjustments are calculated based on market prices such as those shown in the above table in trailing periods from one to twelve months.

With regard to growth in the commercial aircraft industry, based on data from The Airline Monitor as of February 2013, Boeing and Airbus aircraft deliveries are expected to moderately increase through calendar year 2013 as compared to 2012. Due to manufacturing lead times and scheduled build rates, our production volumes are approximately six months ahead of aircraft deliveries. The Airline Monitor is projecting further growth in aircraft deliveries in calendar year 2014, and therefore we anticipate that our aerospace sales will continue to increase in fiscal 2014.

Cost of goods sold was $5,680.3 million, or 68 percent of sales, in fiscal 2013 as compared to $4,939.6 million, or 69 percent of sales, in fiscal 2012. Cost of goods sold as a percent of sales was positively impacted by effective leverage on increased sales volume, increased internal metal sourcing in an effort to reduce costs, and other operational improvements. These improvements were partially offset by the inclusion of lower-margin sales from the acquisitions in the Forged Products and Airframe Products segments. Contractual material pass-through pricing diluted gross margin by 1.1 percentage points in fiscal 2013 compared to 1.4 percentage points last year.

Selling and administrative expenses were $536.2 million, or 6 percent of sales, in fiscal 2013 compared to $446.4 million, or 6 percent of sales, in fiscal 2012. The largest increase in selling and administrative expenses over the prior year is attributable to additional expenses from a full year of the fiscal 2012 acquisitions and the additional fiscal 2013 acquisitions as well as increased acquisition-related expenses.

Net income from continuing operations attributable to PCC for fiscal 2013 was $1,432.0 million, or $9.76 per share (diluted). By comparison, net income from continuing operations attributable to PCC for fiscal 2012 was $1,229.6 million, or $8.45 per share (diluted). Fiscal 2013 net income attributable to PCC including discontinued operations was $1,426.6

million, or $9.72 per share (diluted), compared with net income of $1,224.1 million, or $8.41 per share (diluted) in fiscal 2012. Fiscal 2013 results include a net loss of $5.4 million, or $0.04 per share (diluted), from discontinued operations, compared to a net loss of $5.5 million, or $0.04 per share (diluted), in the prior year.

Fiscal 2012 compared with fiscal 2011

Total sales for fiscal 2012 were $7,201.9 million, an increase of $993.2 million, or 16 percent, from fiscal 2011 sales of $6,208.7 million. The increase in sales compared to the prior year was driven by solid aerospace growth of approximately $896 million, or 25 percent, over fiscal 2011 levels, particularly within the Investment Cast and Forged Products segments. Boeing and Airbus accelerated base production build rates throughout fiscal 2012, and Boeing 787 production began to ramp up. Aerospace sales increased from 57 percent of total sales in fiscal 2011 to 62 percent of total sales in fiscal 2012. Sales within our power market, which includes IGT, oil and gas, and interconnect pipe, increased approximately $162 million, or 12%, over the prior year. Factors contributing to this increase include solid IGT sales performance, driven by both original equipment manufacturer ("OEM") orders and aftermarket demand, and growth in oil and gas sales, primarily in the Forged Products segment, partially offset by further reductions in interconnect pipe sales. Sales to the power market decreased from 22 percent of total sales in fiscal 2011 to 21 percent of total sales in fiscal 2012. General industrial sales declined approximately $65 million, or 5 percent, over fiscal 2011, as we focused on growing higher margin, intercompany activity. We used more of our internal assets for billet production, with intercompany activity increasing approximately $260 million, or 24%, over last year. General industrial and other sales decreased from 21 percent of total sales in fiscal 2011 to 17 percent of total sales in fiscal 2012. We acquired eight businesses during fiscal 2012, which contributed approximately $400 million to sales in fiscal 2012 (also included in market changes discussed above).

Higher external selling prices of nickel alloy from the Forged Products segment's three primary mills added approximately $150 million to top-line revenues in fiscal 2012 versus fiscal 2011. Contractual material pass-through pricing increased sales by approximately $301.0 million in fiscal 2012 versus approximately $233.4 million in fiscal 2011, an increase of $67.6 million. Contractual material pass-through pricing adjustments are calculated based on market prices such as those shown in the above table in trailing periods from one to twelve months. Although nickel prices decreased 11% on the LME compared to the prior year, volume increases, customer-directed forward purchases of nickel, and material price escalators associated with other raw materials drove the increase in material pass-through and selling prices of nickel alloy over the prior year.

Cost of goods sold was $4,939.6 million, or 69 percent of sales, in fiscal 2012 as compared to $4,318.2 million, or 70 percent of sales, in fiscal 2011. Cost of goods sold as a percent of sales was positively impacted by effective leverage on increased sales volume, increased internal metal sourcing in an effort to reduce costs and other operational improvements. These improvements were partially offset by the inclusion of lower-margin sales from the acquisitions in the Forged and Airframe Products segments and new product development costs. Contractual material pass-through pricing diluted gross margin by 1.4 percentage points in fiscal 2012 compared to 1.2 percentage points in fiscal 2011.

Selling and administrative expenses were $446.4 million, or 6 percent of sales, in fiscal 2012 compared to $389.0 million, or 6 percent of sales, in fiscal 2011. The largest increase in selling and administrative expenses over fiscal 2011 is attributable to additional expenses from the fiscal 2012 acquisitions.

Net income from continuing operations attributable to PCC for fiscal 2012 was $1,229.6 million, or $8.45 per share (diluted). By comparison, net income from continuing operations attributable to PCC for fiscal 2011 was $1,008.4 million, or $7.01 per share (diluted). Fiscal 2012 net income attributable to PCC including discontinued operations was $1,224.1 million, or $8.41 per share (diluted), compared with net income of $1,013.5 million, or $7.04 per share (diluted) in fiscal 2011. Fiscal 2012 results include a net loss of $5.5 million, or $0.04 per share (diluted), from discontinued operations, compared to net income of $5.1 million, or $0.03 per share (diluted), in fiscal 2011.

Acquisitions

Fiscal 2013

On April 2, 2012, we acquired RathGibson, LLC ("RathGibson"). RathGibson manufactures precision thin-wall, nickel-alloy and stainless steel welded and seamless tubing, with broad capabilities in length, wall thickness, and diameter. RathGibson's products are used in a multitude of oil & gas, chemical/petrochemical processing, and power generation applications, as well as in other commercial markets. RathGibson operates three facilities in Janesville, Wisconsin; North Branch, New Jersey; and Clarksville, Arkansas, and employs more than 500 people. The RathGibson acquisition was an asset purchase for tax purposes and operates as part of the Forged Products segment.

On May 18, 2012, we acquired Centra Industries, a state-of-the art aerostructures manufacturer located in Cambridge, Ontario, Canada. Centra manufactures a range of machined airframe components and assemblies, in both aluminum and hard metals. Core competencies include the high-speed machining of complex, high-precision structures, sub-assembly and kit integration. Established in 1974, Centra has approximately 400 employees. The Centra acquisition was a stock purchase for tax purposes and operates as part of the Airframe Products segment.

On June 15, 2012, we acquired Dickson Testing Company ("Dickson") and Aerocraft Heat Treating Company ("Aerocraft"). Dickson offers a full range of destructive testing services including: mechanical properties, metallurgical and chemical analyses and low-cycle fatigue testing. Dickson is located in South Gate, California, with approximately 110 employees. Aerocraft provides precision heat treating services for titanium and nickel alloy forgings and castings used in the aerospace industry, as well as other related services including straightening, de-twisting and forming. Aerocraft is located in Paramount, California, with nearly 60 employees. The acquisition was an asset purchase for tax purposes and operates as part of the Forged Products segment.

On August 7, 2012, we acquired Klune Industries ("Klune"), a manufacturer of complex aluminum, nickel, titanium and steel aerostructures. Klune focuses on complex forming, machining and assembly of aerostructure parts, in addition to offering significant expertise in a range of cold-formed sheet metal components. Klune, which operates facilities in North Hollywood, California; Spanish Fork, Utah; and Kent, Washington, employs approximately 740 employees. The Klune acquisition was a stock purchase for tax purposes and operates as part of the Airframe Products segment.

On August 31, 2012, we acquired certain aerostructures business units and McSwain Manufacturing from Heroux-Devtek Inc. (collectively referred to as "Progressive"). These aerostructures operations manufacture a wide variety of components and assemblies from aluminum, aluminum-lithium and titanium, such as bulkheads, wing ribs, spars, frames and engine mounts. The aerostructures operations include Progressive Incorporated in Arlington, Texas, as well as plants in Dorval (Montreal), Canada, and Queretaro, Mexico. McSwain, headquartered in Cincinnati, Ohio, specializes in turning, milling and drilling, and has developed a strong presence in components for gas turbine and mining applications. These four facilities employ a total of approximately 440 people. The Progressive acquisition was an asset purchase for tax purposes and operates as part of the Airframe Products segment.

On October 24, 2012, we acquired Texas Honing, Inc. ("THI"). THI provides precision, tight-tolerance pipe processing services, including honing, boring, straightening and turning. THI's products are used in oil & gas drilling, completion and production applications, as well as other commercial markets. THI operates three facilities in the Houston, Texas area and employs more than 200 people. The THI acquisition was a stock purchase for tax purposes and operates as part of the Forged Products segment.

On December 12, 2012, we acquired Synchronous Aerospace Group ("Synchronous"), a leading build-to-print supplier of highly complex mechanical assemblies for commercial aerospace and defense markets. Synchronous manufactures such mechanical assemblies as high-lift mechanisms and secondary flight controls, as well as structural components, including wing ribs, bulkheads, and track and beam assemblies. Synchronous has approximately 690 employees in four primary locations: Santa Ana, California; Kent, Washington; Wichita, Kansas; and Tulsa, Oklahoma. The Synchronous acquisition was a stock purchase for tax purposes and operates as part of the Airframe Products segment.

On December 21, 2012, we completed the initial cash tender offer (the "Offer") for all of the outstanding shares of common stock of Titanium Metals Corporation ("TIMET") for $16.50 per share. Approximately 150,520,615 shares (representing approximately 86% of the outstanding shares) were validly tendered and not withdrawn from the Offer. The transaction resulted in a payment for such shares of approximately $2.5 billion in cash. On December 17, 2012, we issued $3.0 billion of senior, unsecured notes, and the majority of the proceeds were used to purchase the shares noted above. On January 7, 2013, we completed the acquisition of TIMET. Each remaining share of TIMET common stock not tendered in PCC's previous tender offer for TIMET shares (other than shares as to which holder properly exercise appraisal rights) was converted in the merger into the right to receive $16.50 per share without interest. As a result of the merger, TIMET common stock ceased to be traded on the New York Stock Exchange. TIMET, the largest titanium manufacturer in the U.S., offers a full range of titanium products, including ingot and slab, forging billet and mill forms. TIMET operates seven primary melting or mill facilities in Henderson, Nevada; Toronto, Ohio; Morgantown, Pennsylvania; Vallejo, California; Witton, England; Waunarlwydd, Wales; and Savoie, France, and employs approximately 2,750 people. The TIMET acquisition was a stock purchase for tax purposes and operates as part of the Forged Products segment.

The purchase price allocations for each business acquisition above, in addition to several minor acquisitions, are subject to further refinement.

Fiscal 2012

On July 14, 2011, we acquired the rings operations of Unison Engine Components ("Tru-Form") from GE Aviation, an operating unit of General Electric Company. Tru-Form is a leader in the manufacture of flash-welded and cold-rolled rings for jet engine and gas turbine applications, including spacer rings, combustion casings and liners, low pressure turbine casings and fan cases. The innovative Tru-Form cold-rolling process produces a near-net-shaped part from a flash-welded ring, reducing material and machining costs and enabling the production of more complex part shapes. Tru-Form employs approximately 275 people across its three locations in Wilkes-Barre and Mountaintop, Pennsylvania, and Tyseley, England. The Tru-Form acquisition was an asset purchase for tax purposes and operates as part of the Forged Products segment.

On July 22, 2011, we acquired the assets of the Rollmet business ("Rollmet") from Rockwell Collins. Rollmet has developed a unique cold-roll extrusion process to manufacture precision thin-wall pipe across a range of materials, including nickel alloys, stainless steel, aluminum and carbon steel. Rollmet's products are utilized in a variety of oil and gas applications, as well as motor cases for missile programs. Rollmet has approximately 70 employees and operates one facility in Irvine, California. The Rollmet acquisition was an asset purchase for tax purposes and operates as part of the Forged Products segment.

On August 9, 2011, we acquired Primus International ("Primus") for approximately $900 million in cash. Primus is a leading supplier of aerostructures and complex components and assemblies to the global aerospace industry, including swaged rods, as well as machined aluminum and titanium components. Product applications include wing, fuselage and engine-related assemblies, passenger and exit doors, and actuation and flight control assemblies. Headquartered in Bellevue, Washington, Primus employs approximately 1,500 people across five manufacturing locations, including three in the Seattle, Washington area, as well as Tulsa, Oklahoma, and Suzhou, China. The Primus acquisition was a stock purchase for tax purposes and operates as part of the Fastener Products segment.

On October 4, 2011, we acquired the assets of PB Fasteners ("PB"). PB is an industry leader in the design and manufacturing of fastener products for airframe applications, including the development of the SLEEVbolt ® fastening system. PB's sleeve bolt technology is critical to mitigating the impact of lightning strikes on the Boeing 787 aircraft and other composite body aircraft. Located in Gardena, California, PB entered the aerospace fastener business in 1967. The PB acquisition was an asset purchase for tax purposes and operates as part of the Fastener Products segment.

Over the course of fiscal 2012, we completed several additional minor acquisitions that provide us with expanded manufacturing capabilities.

Fiscal 2011

On January 3, 2011, we acquired an additional 1% equity interest in Yangzhou Chengde Steel Tube Co., Ltd ("Chengde") for approximately $7 million in cash, increasing our equity interest to 50%. We continue to account for this investment under the equity method as we currently do not exercise control of the major operating and financial policies of Chengde. The carrying value of this investment as of March 31, 2013 was $430.1 million and was included in investment in unconsolidated affiliates in our consolidated balance sheet. The carrying value of our investment in Chengde exceeded the amount of underlying equity in net assets of Chengde by approximately $191 million as of March 31, 2013. This difference arose through the valuation process that was applied to the assets acquired.

The above business acquisitions were accounted for under the acquisition method of accounting (except for the investment in Chengde, which was accounted for under the equity method) and, accordingly, the results of operations have been included in the Consolidated Statements of Income since the acquisition date.

Discontinued operations

Our financial statements were impacted by activities relating to the planned or completed divestiture of certain of our businesses. These businesses have been accounted for under discontinued operations guidance. Accordingly, any operating results of these businesses are presented in our Consolidated Statements of Income as discontinued operations, net of income tax, and all prior periods have been reclassified.

Fiscal 2013

During the fourth quarter of fiscal 2013, we decided to divest a small non-core business in the Airframe Products segment and reclassified it to discontinued operations.

During the second quarter of fiscal 2013, we decided to divest a small non-core business in the Forged Products segment and reclassified it to discontinued operations. The sale of the business was completed in the second quarter of fiscal 2013. The transaction resulted in a gain of approximately $2.3 million (net of tax) and cash proceeds of $6.0 million.

Fiscal 2012

During the fourth quarter of fiscal 2012, we decided to divest a small non-core business in the Airframe Products segment and reclassified it to discontinued operations. The sale of the business was completed in the first quarter of fiscal 2014.

Fiscal 2011

During the second quarter of fiscal 2011, we sold an automotive fastener business. The transaction resulted in a gain of approximately $6.4 million (net of tax).

During the first quarter of fiscal 2011, we decided to divest a small non-core business in the Airframe Products segment and reclassified it to discontinued operations. The sale of the business was completed in the second quarter of fiscal 2013. The transaction resulted in a loss of approximately $0.1 million (net of tax) and proceeds of $25.4 million in cash and an unsecured, subordinated, convertible promissory note in the principal amount of $17.6 million. The note is due on August 7, 2017 and pays interest quarterly based on the 5-year Treasury Note Constant Maturity Rate.

Financial results by segment

We analyze our operating segments and manage our business across three reportable segments: Investment Cast Products, Forged Products and Airframe Products.

	Fiscal Year			% Increase/(Decrease)	
	2013	**2012**	**2011**	**2013 vs. 2012**	**2012 vs. 2011**
Net sales:					
Investment Cast Products	**$ 2,480.4**	$ 2,326.9	$ 2,095.6	7 %	11%
Forged Products	**3,566.0**	3,176.8	2,768.3	12 %	15%
Airframe Products	**2,331.4**	1,698.2	1,344.8	37 %	26%
Consolidated net sales	**$ 8,377.8**	$ 7,201.9	$ 6,208.7	16 %	16%
Segment operating income:					
Investment Cast Products	**$ 838.4**	$ 766.4	$ 665.5	9 %	15%
% of sales	***33.8%***	*32.9%*	*31.8%*		
Forged Products	**777.0**	684.9	538.1	13 %	27%
% of sales	***21.8%***	*21.6%*	*19.4%*		
Airframe Products	**690.8**	488.1	411.0	42 %	19%
% of sales	***29.6%***	*28.7%*	*30.6%*		
Corporate expense	**(144.9)**	(123.5)	(113.1)	17 %	9%
Total segment operating income	**2,161.3**	1,815.9	1,501.5	19 %	21%
% of sales	***25.8%***	*25.2%*	*24.2%*		
Interest expense, net	**31.8**	5.2	9.0		
Consolidated income before income tax expense and equity in earnings of unconsolidated affiliates	**$ 2,129.5**	$ 1,810.7	$ 1,492.5		

	Fiscal Year			% Increase/(Decrease)	
	2013	**2012**	**2011**	**2013 vs. 2012**	**2012 vs. 2011**
Contractual material pass-through:					
Investment Cast Products	**$ 74.7**	$ 76.9	$ 51.1	(3)%	50%
Forged Products	**194.2**	210.3	170.4	(8)%	23%
Airframe Products	**10.2**	13.8	11.9	(26)%	16%
Total contractual material pass-through	**$ 279.1**	$ 301.0	$ 233.4	(7)%	29%

	Fiscal Year			% Increase/(Decrease)	
	2013	**2012**	**2011**	**2013 vs. 2012**	**2012 vs. 2011**
Intercompany sales activity:[1]					
Investment Cast Products[2]	**$ 303.0**	$ 295.5	$ 238.8	3 %	24%
Forged Products[3]	**991.0**	927.4	739.9	7 %	25%
Airframe Products[4]	**150.0**	115.9	99.4	29 %	17%
Total intercompany sales activity	**$ 1,444.0**	$ 1,338.8	$ 1,078.1	8 %	24%

(1) Intercompany sales activity consists of each segment's total intercompany sales activity, including intercompany sales activity within a segment and between segments.

(2) Investment Cast Products: Includes intersegment sales activity of $51.9 million, $47.5 million and $33.2 million for fiscal 2013, 2012 and 2011, respectively.

(3) Forged Products: Includes intersegment sales activity of $102.9 million, $87.3 million and $67.4 million for fiscal 2013, 2012 and 2011, respectively.

(4) Airframe Products: Includes intersegment sales activity of $6.6 million, $4.5 million and $4.2 million for fiscal 2013, 2012 and 2011, respectively.

Investment Cast Products

The Investment Cast Products segment manufactures investment castings and provides related investment casting materials and alloys, for aircraft engines, IGT engines, airframes, armaments, medical prostheses, unmanned aerial vehicles and other industrial applications.

	Fiscal Year			% Increase/(Decrease)	
	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
Sales by Market:					
Aerospace	**$ 1,578.9**	$ 1,496.0	$ 1,304.8	6 %	15 %
% of total	***64%***	*64%*	*62%*		
Power	**718.4**	623.5	555.8	15 %	12 %
% of total	***29%***	*27%*	*27%*		
General Industrial & Other	**183.1**	207.4	235.0	(12)%	(12)%
% of total	***7%***	*9%*	*11%*		
Total Sales	**$ 2,480.4**	$ 2,326.9	$ 2,095.6	7 %	11 %
Operating income	**$ 838.4**	$ 766.4	$ 665.5	9 %	15 %
% of sales	***33.8%***	*32.9%*	*31.8%*		

Fiscal 2013 compared with fiscal 2012

The Investment Cast Products segment reported fiscal 2013 sales of $2,480.4 million, an increase of 7 percent from prior year sales of $2,326.9 million. Aerospace sales increased approximately $83 million, or 6 percent, over the prior year driven by higher build rates of commercial aircraft, including the Boeing 787. This segment is solidly positioned on all major commercial aircraft programs and is producing at the currently published production rates. In the power market, IGT sales increased by approximately $83 million, or 14%, over the prior year due to strong demand for spares driven by historically low natural gas prices. The increases in aerospace and IGT sales were partially offset by declines in general industrial and other sales. Sales also include $74.7 million of higher pricing related to contractual pass-through of increased material costs compared to $76.9 million in fiscal 2012, a decrease of $2.2 million.

Operating income for the Investment Cast Products segment was $838.4 million or 33.8 percent of sales in fiscal 2013, compared to $766.4 million, or 32.9 percent of sales, in fiscal 2012. Operating income increased compared to the prior year as the segment delivered strong operating performance and generated strong incremental margins as it continued to capture opportunities for cost reduction and improved productivity across most of its manufacturing facilities. The segment improved operating margin by 0.9 percentage points year-over-year. Contractual material pass-through pricing diluted operating margins by 1.1 percentage points in fiscal 2013 compared to 1.2 percentage points last year.

The Investment Cast Products segment anticipates growing aerospace sales driven by the increases in aerospace base program build rates, as well as by 787 production, which will continue to be a strong contributor to segment sales. Additionally, IGT OEM upgrade programs and new product launches provide further upside potential.

Fiscal 2012 compared with fiscal 2011

The Investment Cast Products segment reported fiscal 2012 sales of $2,326.9 million, an increase of 11 percent from fiscal 2011 sales of $2,095.6 million. Aerospace sales increased approximately $191 million, or 15 percent, over fiscal 2011 driven by higher build rates of commercial aircraft, including the Boeing 787. This segment also experienced solid increases in commercial and military aftermarket sales due to the greater frequency of takeoffs and landings. Within our power market, IGT sales increased by approximately $57 million, or 11 percent, over fiscal 2011, driven by both OEM orders and aftermarket demand. The increases in aerospace and IGT sales were partially offset by declines in general industrial and other sales. Sales also include $76.9 million of higher pricing related to contractual pass-through of increased material costs compared to $51.1 million in fiscal 2011, an increase of $25.8 million.

Operating income for the Investment Cast Products segment was $766.4 million, or 32.9 percent of sales, in fiscal 2012, compared to $665.5 million, or 31.8 percent of sales, in fiscal 2011. Operating income increased compared to fiscal 2011 as the segment continued to generate solid incremental margins on increased sales volumes into aerospace and IGT markets. The segment improved operating margin by 1.1 percentage points year-over-year driven by the solid drop-through on increased volume, partially offset by costs associated with anticipated volume increases, including maintenance and training expenses.

Contractual material pass-through pricing diluted operating margins by 1.1 percentage points in fiscal 2012 compared to 0.8 percentage points in fiscal 2011.

Forged Products

The Forged Products segment manufactures forged components from titanium and nickel-based alloys principally for the aerospace and power markets and manufactures nickel, titanium and cobalt-based alloys used to produce forged components for aerospace and non-aerospace markets which include products for oil and gas, chemical processing and pollution control applications. The segment also provides nickel superalloy and titanium revert management solutions, re-melting various material byproducts and reusing them in casting, forging and fastener manufacturing processes. Forged Products' sales to the aerospace and power markets are derived primarily from the same large engine customers served by the Investment Cast Products segment, with additional aerospace sales to manufacturers of landing gear and other airframe components. The Forged Products segment also produces interconnect pipe and downhole casings for the oil and gas industries.

	Fiscal Year			% Increase/(Decrease)	
	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
Sales by Market:					
Aerospace	**$ 1,960.2**	$ 1,692.4	$ 1,317.1	16%	28 %
% of total	***55%***	*53%*	*48%*		
Power	**897.3**	862.7	774.6	4%	11 %
% of total	***25%***	*27%*	*28%*		
General Industrial & Other	**708.5**	621.7	676.6	14%	(8)%
% of total	***20%***	*20%*	*24%*		
Total Sales	**$ 3,566.0**	$ 3,176.8	$ 2,768.3	12%	15 %
Operating income	**$ 777.0**	$ 684.9	$ 538.1	13%	27 %
% of sales	***21.8%***	*21.6%*	*19.4%*		

Fiscal 2013 compared with fiscal 2012

The Forged Products segment reported fiscal 2013 sales of $3,566.0 million, an increase of 12 percent from prior year sales of $3,176.8 million. Fiscal 2013 results include the benefit from the acquisitions of RathGibson for the whole year, Aerocraft and Dickson for approximately nine months, THI for five months and one full quarter for TIMET. The inclusion of TIMET was the largest driver of sales growth. Similar to the Investment Cast Products segment, aerospace OEM continues to be aligned with current commercial aircraft production rates as aerospace sales improved by approximately $268 million, or 16 percent, year over year. However, aerospace sales in fiscal 2013 were negatively impacted by an unplanned outage of the 29,000-ton press in Wyman-Gordon's Houston facility in the second quarter. Sales within our power market increased approximately $35 million, or 4 percent, compared to the prior year. Factors contributing to this increase were the fiscal 2013 acquisitions and increased shipments of downhole casings, partially offset by lower IGT and interconnect pipe sales. General industrial sales increased approximately $87 million, or 14 percent, during fiscal 2013, aided by the acquisition of TIMET. Lower external selling prices of nickel alloy sales from the segment's three primary mills reduced top-line revenues by approximately $42 million in fiscal 2013 versus fiscal 2012, due in part to nickel price decreases of 19 percent, as reported on the LME, compared to the same period last year. Fiscal 2013 sales also include $194.2 million of contractual pricing related to pass-through of increased raw material costs compared to $210.3 million in fiscal 2012, a decrease of $16.1 million.

Operating income for the Forged Products segment was $777.0 million, or 21.8 percent of sales, in fiscal 2013, compared to $684.9 million, or 21.6 percent of sales, in fiscal 2012. The segment delivered solid operating margins for fiscal 2013, despite the impact from the press outage mentioned above and inclusion of lower margin acquisitions. The segment's operating margins increased by 0.2 percentage points year over year. The contractual pass-through of higher raw material costs diluted operating margins by 1.2 percentage points in fiscal 2013 compared to 1.5 percentage points last year.

The Forged Products segment is positioned for further aerospace growth in fiscal 2014 as base commercial aircraft and Boeing 787 production schedules continue to increase. The addition of TIMET is a significant catalyst in achieving our long-term objectives by providing opportunities to expand operations and develop new markets. We see opportunities for sales growth in oil and gas markets in fiscal 2014 as future downhole casing production ramps. We expanded our oil and gas base with the acquisition of THI and expanded our power platform with the acquisition of RathGibson. In addition, we are seeing increased order activity for inter-connect pipe.

Fiscal 2012 compared with fiscal 2011

The Forged Products segment reported fiscal 2012 sales of $3,176.8 million, an increase of 15 percent from fiscal 2011 sales of $2,768.3 million. Fiscal 2012 results include the benefit from the acquisitions of KLAD, Tru-Form and Rollmet for part of the year. Similar to Investment Cast Products, this segment experienced robust OEM and aftermarket aerospace activity as aerospace sales improved by approximately $375 million, or 28 percent, year-over-year. In addition, sales within our power market increased approximately $88 million, or 11 percent, compared to fiscal 2011. Factors contributing to this increase included growth in IGT sales due to market share gains and oil and gas sales aided by the acquisitions of Rollmet and KLAD, partially offset by a decline in interconnect pipe shipments. Although interconnect pipe sales continued to lag fiscal 2011 levels, demand is beginning to improve. General industrial sales declined approximately $55 million, or 8 percent, during fiscal 2012, as the segment used more of its internal assets for billet production, with intercompany activity increasing approximately $187 million, or 25 percent, over fiscal 2011. Higher external selling prices of external alloy sales from the segment's three primary mills added approximately $150 million to top-line revenues in fiscal 2012 versus fiscal 2011. Fiscal 2012 sales also include $210.3 million of contractual pricing related to pass-through of increased raw material costs compared to $170.4 million in fiscal 2011, an increase of $39.9 million.

Operating income for the Forged Products segment was $684.9 million or 21.6 percent of sales in fiscal 2012, compared to $538.1 million, or 19.4 percent of sales, in fiscal 2011. The increase in operating income year-over-year was primarily driven by solid leverage from increased aerospace and IGT volume and the contribution from the acquisitions. The segment's operating margins increased by 2.2 percentage points year over year despite higher development costs associated with testing and qualifying new oil and gas products. Operationally, the segment achieved strong base incremental drop-though and increased internal metal sourcing to reduce costs. The contractual pass-through of higher raw material costs diluted operating margins by 1.5 percentage points in fiscal 2012, compared to 1.3 percentage points in fiscal 2011.

Airframe Products

The Airframe Products segment manufacturers highly engineered fasteners, fastener systems, aerostructures and precision components, primarily for critical aerospace applications. The balance of the segment's sales is derived from construction, automotive, heavy truck and general industrial markets, including farm machinery, mining and construction equipment, shipbuilding, machine tools, medical equipment, appliances and recreation.

	Fiscal Year			% Increase/(Decrease)	
	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
Sales by Market:					
Aerospace	**$ 1,933.0**	$ 1,279.8	$ 950.1	51 %	35%
% of total	***83%***	*75%*	*71%*		
Power	**31.8**	23.6	17.2	35 %	37%
% of total	***1%***	*2%*	*1%*		
General Industrial & Other	**366.6**	394.8	377.5	(7)%	5%
% of total	***16%***	*23%*	*28%*		
Total Sales	**$ 2,331.4**	$ 1,698.2	$ 1,344.8	37 %	26%
Operating income	**$ 690.8**	$ 488.1	$ 411.0	42 %	19%
% of sales	***29.6%***	*28.7%*	*30.6%*		

Fiscal 2013 compared with fiscal 2012

The Airframe Products segment reported fiscal 2013 sales of $2,331.4 million, a 37 percent increase from fiscal 2012 sales of $1,698.2 million. Fiscal 2013 results include contributions from Centra for ten months, Klune for eight months, Progressive for seven months, and Synchronous for nearly four months. The segment also received a strong contribution from Primus, which was acquired midway through the second quarter of fiscal 2012, and PB Fasteners, which was acquired at the beginning of the third quarter of fiscal 2012. This segment experienced robust growth in aerospace sales of approximately $653 million, or 51 percent, due to acquisitions and strong organic growth from the commercial aerospace industry, reflecting the segment's solid market share position on all major platforms. The segment's core fastener production rates are strong, and the aerostructures businesses are showing solid gains. General industrial sales decreased approximately $28 million, or 7 percent, over the prior year as the segment focused on its core aerospace markets.

Operating income for the Airframe Products segment was $690.8 million, or 29.6 percent of sales, in fiscal 2013, compared to $488.1 million, or 28.7 percent of sales, in fiscal 2012. Operating income as a percent of sales increased 0.9

points compared to a year ago despite the addition of a number of lower-margin-acquisitions. The segment demonstrated strong operating leverage, extracting solid drop-through from its base businesses due to increasing manufacturing efficiencies.

The Airframe Products segment is expected to benefit from further growth in fiscal 2014 due to increasing aircraft build rates. With the acquisition of Centra, Klune, Progressive and Synchronous along with our acquisitions last year we continue to see strong organic growth in commercial aerospace solidly positioned on all the major commercial platforms. The acquired companies are quickly adapting to our operational methods and are demonstrating solid performance improvements.

Fiscal 2012 compared with fiscal 2011

The Airframe Products segment reported fiscal 2012 sales of $1,698.2 million, a 26 percent increase from fiscal 2011 sales of $1,344.8 million. Fiscal 2012 results include the contribution from the Primus and PB Fasteners acquisitions for part of the year. This segment experienced a solid recovery in aerospace sales compared to fiscal 2011, which increased approximately $330 million, or 35 percent, driven by a steady acceleration in orders for the segment's critical aerospace core fastener products and the contribution from acquisitions. While the gap between order levels and commercial aircraft production rates continued to close, the segment still lagged the build rates as customer inventory levels continued to be depleted. In terms of the aerostructure products within the segment, sales are tracking closely to increased commercial build rates. General industrial sales increased approximately $17 million, or 5%, over fiscal 2011.

Operating income for the Airframe Products segment was $488.1 million, or 28.7 percent of sales, in fiscal 2012, compared to $411.0 million, or 30.6 percent of sales, in fiscal 2011. The increased volume of core product running through the Airframe Products business was starting to drive solid incremental drop through. However, operating margins were reduced by 1.9 percentage points due to the inclusion of lower-margin sales from the acquisitions in fiscal 2012 results.

Interest and taxes

Net interest expense during fiscal 2013 was $31.8 million, compared with $5.2 million during fiscal 2012. This significant increase was due to debt associated with the acquisition of TIMET. In the third quarter of fiscal 2013, we entered into a bridge financing commitment, and the related costs of approximately $6.5 million were expensed during the third quarter of fiscal 2013. In addition, during the last month of the third quarter we issued $3.0 billion of debt to finance the acquisition of TIMET. The company incurred an additional $18.0 million of interest and financing expenses associated with that debt. Interest income for fiscal 2013 was $6.3 million compared to $7.6 million in fiscal 2012. The decrease was a result of lower interest rates on cash balances invested outside the U.S.

Net interest expense in fiscal 2012 was $5.2 million, compared with $9.0 million in fiscal 2011. The reduced interest expense was primarily due to lower debt balances, partially offset by a make-whole prepayment of interest associated with the early retirement of our remaining outstanding private note. The private note was repaid in November 2011 in advance of its August 2014 stated maturity. Interest income increased as a result of an increase in cash balances invested outside the U.S. earning rates higher than U.S. interest rates.

The effective tax rate for fiscal 2013 was 32.7 percent, 0.1 percentage points lower than the 32.8 percent effective tax rate in fiscal 2012. The lower effective tax rate is primarily due to an increase in benefits from earnings taxed at rates lower than the U.S. statutory rate, partially offset by reduced benefits from the federal manufacturing deduction.

The effective tax rate for fiscal 2012 was 32.8 percent, 0.7 percentage points lower than the 33.5 percent effective tax rate in fiscal 2011. The decrease in the full-year tax rate compared to the prior year was primarily due to a reduction in state taxes, increased benefits from earnings taxed at rates lower than the U.S statutory tax rate and benefits from non-recurring adjustments to prior year tax assets and liabilities, partially offset by reduced benefits from the research and development credit.

Liquidity and capital resources

Total assets of $16,896.0 million at March 31, 2013 represented a $6,337.2 million increase from the $10,558.8 million balance at April 1, 2012. The increase in total assets principally reflects proceeds from the $3.0 billion debt offering, which were used to fund the acquisition of TIMET, and $600.7 million of commercial paper borrowings, which were used to fund other fiscal 2103 acquisitions. Cash generated from operations during fiscal 2013 was $1,458.5 million. Tangible and intangible assets recorded in the twelve acquisitions during fiscal 2013 also contributed to the increase, since assets acquired exceeded assets used in the acquisition due to the liabilities assumed.

Total capitalization at March 31, 2013 was $13,611.6 million, consisting of $3,807.2 million of debt and $9,804.4 million of equity. The debt-to-capitalization ratio increased to 28.0% at March 31, 2013 from 2.4% at the end of fiscal 2012, reflecting higher borrowings to fund fiscal 2013 acquisitions. On December 17, 2012, we entered into an Underwriting Agreement with several underwriters for the issuance and sale by the Company of $3.0 billion aggregate principal amount of notes as follows: $500.0 million of 0.70% senior notes due 2015; $1.0 billion of 1.25% senior notes due 2018; $1.0 billion of 2.50% senior notes due 2023; and $500.0 million of 3.90% senior notes due 2043.

Cash as of March 31, 2013 was $280.2 million, a decrease of $418.5 million from the end of fiscal 2012, and total debt was $3,807.2 million, up $3,599.0 million since the end of fiscal 2012. The net negative cash flow reflects cash paid to acquire businesses (net of cash acquired) of $5,065.2 million, capital expenditures of $320.6 million and $92.5 million of stock repurchases, partially offset by cash generated from operations of $1,458.5 million and $129.2 million from the issuance of common stock.

Capital spending of $320.6 million in fiscal 2013 principally provided for cost reduction and productivity projects and equipment upgrades throughout the Company. We expect our baseline capital expenditures for fiscal 2014 to be modestly higher than fiscal 2013 based on our current forecasts. These expenditures will be targeted for equipment upgrades, capacity expansion, and cost reduction and productivity projects across all segments.

During fiscal 2013, we contributed $69.1 million to the defined benefit pension plans, of which $50.0 million was voluntary. In the first quarter of fiscal 2014, we will make a $50.0 million voluntary contribution to various defined benefit pension plans. We expect to contribute approximately $20.3 million of required contributions in fiscal 2014, for total contributions to the defined benefit pension plans of approximately $70.3 million in fiscal 2014. In addition, we contributed $8.4 million to the other postretirement benefit plans during fiscal 2013. We expect to contribute approximately $8.0 million to the other postretirement benefit plans during fiscal 2014.

In December 2012, we acquired $121.7 million of debt as a result of the acquisition of TIMET. This debt was repaid during the third quarter of fiscal 2013.

Historically, we have issued commercial paper as a method of raising short-term liquidity. We believe we will continue to have the ability to issue commercial paper and have issued commercial paper to cover acquisitions and short-term cash requirements in recent quarters. As of March 31, 2013, the amount of commercial paper borrowings outstanding was $600.8 million and the weighted average interest rate was 0.2%. There were no commercial paper borrowings outstanding as of April 1, 2012. During fiscal 2013, the average amount of commercial paper borrowings outstanding was $422.8 million and the weighted average interest rate was 0.2%. During fiscal 2012, the average amount of commercial paper borrowings outstanding was $57.6 million and the weighted average interest rate was 0.3%. During fiscal 2013 and 2012, the largest daily balance of outstanding commercial paper borrowings was $941.0 million and $390.0 million, respectively. We do not anticipate any changes in our ability to borrow under our current credit facility, but changes in the financial condition of the participating financial institutions could negatively impact our ability to borrow funds in the future. Should that circumstance arise, we believe that we would be able to arrange any needed financing, although we are not able to predict what the terms of any such borrowings would be or the source of the borrowed funds.

Our long-term revolving bank credit facility (the "Original Credit Agreement") is a five-year, $1.0 billion revolving credit facility (with a $500 million increase option, subject to approval of the lenders) maturing November 30, 2016, unless extended pursuant to two 364-day extension options (subject to approval of the lenders). The Original Credit Agreement is unsecured and contains customary representations and warranties, events of default, and financial and other covenants.

On December 17, 2012, we entered into a 364-day $1.0 billion revolving credit facility maturing December 16, 2013 (the "New Credit Agreement"), unless converted into a one-year term loan at the option of the Company at the end of the revolving period. The New Credit Agreement is unsecured and contains customary representations and warranties, events of default, and financial and other covenants. We have not borrowed funds under the New Credit Agreement as of March 31, 2013. The New Credit Agreement is in addition to the existing $1 billion Original Credit Agreement. The Original and New Credit Agreements may be referred to collectively as the "Credit Agreements."

Our unused borrowing capacity as of March 31, 2013 was $1.4 billion. Our financial covenant requirement and actual ratio as of March 31, 2013 was as follows:

	Covenant Requirement	Actual
Consolidated leverage ratio[1]	65.0% (maximum)	28.0%

(1) *Terms are defined in the Credit Agreements.*

As of March 31, 2013, we were in compliance with the financial covenant in the Credit Agreements.

We believe we will be able to meet our short and longer-term liquidity needs for working capital, pension and other postretirement benefit obligations, capital spending, cash dividends, scheduled repayment of debt and potential acquisitions with the cash generated from operations, borrowing from our Credit Agreements or new bank credit facilities, the issuance of public or privately placed debt securities, or the issuance of equity instruments.

Off-balance sheet arrangements

There are currently no off-balance sheet arrangements that are, or are reasonably likely to have, a current or future material effect on our financial condition.

Contractual obligations and commercial commitments

We are obligated to make future payments under various contracts such as debt agreements and lease agreements. The following table represents our contractual payment obligations as of March 31, 2013 and the estimated timing of future cash payments:

Contractual Cash Obligations	Total	2014	2015	2016	2017	2018	Thereafter
Long-term debt	$ 3,816.8	$ 203.3	$ 3.0	$ 507.0	$ 602.1	$ 1,000.7	$ 1,500.7
Operating leases[1]	251.8	46.2	36.8	29.0	25.4	21.0	93.4
Cash contributions to qualified pension plans	86.6	20.3	18.4	15.5	15.4	17.0	—
Interest on fixed-rate debt	907.8	70.2	61.8	60.6	57.6	54.4	603.2
Interest on variable-rate debt[2]	4.4	1.2	1.2	1.2	0.8	—	—
Total	$ 5,067.4	$ 341.2	$ 121.2	$ 613.3	$ 701.3	$ 1,093.1	$ 2,197.3

(1) *Operating lease obligations include $40.2 million attributable to operations held-for-sale.*
(2) *Interest on variable-rate debt is based on current prevailing interest rates.*

Our reserve for uncertain tax positions at March 31, 2013 was $23.6 million. Due to the uncertainties associated with settling these liabilities, we are unable to make reasonable estimates of the period of cash settlement. As a result, our reserve for unrecognized tax benefits is excluded from the table above. See Note 10 to the Consolidated Financial Statements for additional information regarding our reserve for uncertain tax positions.

We also have benefit payments due under our non-qualified pension and other post-retirement benefit plans that are not required to be funded in advance, but are pay-as-you-go. See Note 18 to the Consolidated Financial Statements for additional information.

Critical accounting policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout Management's Discussion and Analysis where such policies affect reported and expected financial results. For a detailed discussion on the application of these and other significant accounting policies, see the Notes to the Consolidated Financial Statements of this Annual Report. Note that the preparation of this Annual Report requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Revenue recognition

We recognize revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the contract or purchase order, ownership and risk of loss have passed to the customer, collectability is reasonably assured, and pricing is fixed and determinable. In instances where title does not pass to the customer upon shipment, we recognize revenue upon delivery or customer acceptance, depending on terms of the sales agreement. Service sales, representing maintenance and engineering activities, are recognized as services are performed. Shipping and handling costs billed to customers are included in revenue.

Valuation of inventories

All inventories are stated at the lower of their cost or market value, with the market value being determined based on sales in the ordinary course of business. Cost for inventories at a significant number of our operations is determined on a last-in, first-out ("LIFO") basis. The average inventory cost method is utilized for most other inventories. We regularly review inventory quantities on hand and record a provision for excess or obsolete inventory equal to the difference between the cost of the inventory and the estimated market value based on the age, historical usage or assumptions about future demand for the inventory. We also regularly review inventory balances on a LIFO basis to ensure the balances are stated at the lower of cost or market as of the balance sheet date. For those inventories valued using LIFO, their carrying value may be higher or lower than current replacement costs for such inventory, since the LIFO costing assumption matches current costs with current sales, not with current inventory values. When the LIFO cost is greater than the current cost, there is an increased likelihood that our inventories could be subject to write-downs to market value. While historical write-downs have not been material, if actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required, which could have a significant impact on the value of our inventories and reported operating results.

Acquisition accounting

We account for acquired businesses using the acquisition method of accounting. This requires that we make various assumptions and estimates regarding the fair value of assets, liabilities and contractual as well as non-contractual contingencies at the date of acquisition. These assumptions can have a material impact on our balance sheet valuations and the related amount of depreciation and amortization expense that will be recognized in the future.

Goodwill and acquired intangibles

We regularly acquire businesses in purchase transactions that typically result in the recognition of goodwill and other intangible assets, which may affect the amount of future period amortization expense and possible impairment charges. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect the consolidated financial statements.

Goodwill and indefinite-lived intangible assets related to our continuing operations are tested for impairment at a minimum each fiscal year at the end of the second month in the second quarter or when events or circumstances indicate that the carrying value of these assets exceeds their fair value. For fiscal 2013, our reporting units consisted of two operating segments within our Investment Cast Products reportable operating segment, three operating segments within our Forged Products reportable operating segment, as well as four reporting units in our Airframe Products reportable operating segment. TIMET, which was acquired in the third quarter of fiscal 2013, will be tested for goodwill impairment in fiscal 2014.

Testing for goodwill impairment involves the estimation of the fair value of the reporting units. Discounted cash flow models are typically used in these valuations. Such models require the use of significant estimates and assumptions primarily based on future cash flows, expected market growth rates, our estimates of sales volumes, sales prices and related costs, and the discount rate applied, which reflects the weighted average cost of capital. Management uses the best available information at the time fair values of the reporting units are estimated; however, estimates could be materially impacted by factors such as changes in growth trends and specific industry conditions, with the potential for a corresponding adverse effect on the consolidated financial statements potentially resulting from an impairment of the goodwill. We also consider comparable transactions to estimate the fair value of the reporting units. The cash flow models used to determine fair value are most sensitive to the expected future cash flows and the discount rate for each reporting unit. The discount rate used in the cash flow models for the fiscal 2013 goodwill impairment analysis ranged from 8% to 13% depending on the reporting unit. The annual growth rate for earnings before interest and taxes varied by reporting unit and ranged from 8% to 18% over the initial five-year forecast period. A sensitivity analysis determined that using terminal growth rates of 3%, 4% or 5% would not result in impairment in the fiscal 2013 goodwill impairment analysis. We performed a sensitivity analysis on both of these factors and determined that the forecast for future earnings before interest and taxes used in the cash flow model could decrease by 57% or the discount rate utilized could increase by 8%, and the goodwill of our reporting units would not be impaired. The reporting unit that would be most sensitive to worsening economic conditions has $78.9 million of goodwill recorded as of March 31, 2013.

The impairment test for indefinite-lived intangible assets encompasses calculating the fair value of an indefinite-lived intangible asset and comparing the fair value to its carrying value. If the carrying value exceeds the estimated fair value, impairment is recorded. For fiscal 2013 and 2012, it was determined that the fair value of indefinite-lived intangible assets was greater than the carrying value.

Environmental costs

The estimated future costs for known environmental remediation requirements are accrued on an undiscounted basis when it is probable that a liability has been incurred, and the amount of remediation costs can be reasonably estimated. When only a range of amounts is established, and no amount within the range is better than another, the minimum amount of the range is recorded. Recoveries of environmental remediation costs from other parties are recorded as assets when collection is probable. Adjustments to our accruals may be necessary to reflect new information as investigation and remediation efforts proceed. The amounts of any such adjustments could have a material adverse effect on our results of operations in a given period, but any amounts, and the possible range of any amounts in excess of those already accrued, are not reasonably estimable at this time. Total environmental liabilities accrued at March 31, 2013 and April 1, 2012 were $294.4 million and $71.4 million, respectively. The increase in environmental liabilities during fiscal 2013 was primarily due to the reserves related to the TIMET acquisition.

In fiscal 2013 the environmental liability was increased by $227.8 million from acquisitions, the majority of which was related to the acquisition of TIMET. Due to the nature of its historical operations, TIMET has significant environmental liabilities at its titanium manufacturing plants. It has for many years, under the oversight of government agencies, conducted investigations of the soil and groundwater contamination at its plant sites. TIMET has initiated remedial actions at its properties, including the capping of former on-site landfills, removal of contaminated sediments from on-site surface impoundments, remediation of contaminated soils and the construction of a slurry wall and groundwater extraction system to treat contaminated groundwater. Although it is anticipated that significant remediation will be completed within the next two to three years, it is expected that a substantial portion of the TIMET environmental accruals will be expended over many years. Expenditures related to these remedial actions and for resolving TIMET's other environmental liabilities will be applied against existing liabilities. As the remedial actions are implemented at these sites, the liabilities will be adjusted based on the progress made in determining the extent of contamination and the extent of required remediation. While the existing liability generally represents our current best estimate of the costs of resolving the identified environmental liabilities, these costs may change substantially due to factors such as, among others, the nature and extent of contamination, changes in legal and remedial requirements and changes in cleanup technologies. In the case of our recent acquisitions, and specifically the TIMET acquisition, we continue to investigate the extent of contamination that existed on the acquisition date, and we expect to revise the provisional amount we recorded as of the acquisition date as additional information about the costs to remediate the existing matters is gathered and evaluated.

Guidance on asset retirement and environmental obligations clarifies the term "conditional asset retirement obligation" and requires a liability to be recorded if the fair value of the obligation can be reasonably estimated. Asset retirement obligations covered by this guidance include those for which an entity has a significant obligation to perform an asset retirement activity; however, the timing or method of settling the obligation are conditional on a future event that may not be within the control of the entity. This guidance also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

In accordance with the asset retirement and environmental obligations guidance, we record all known asset retirement obligations for which the liability can be reasonably estimated. Currently, we have identified known asset retirement obligations associated with environmental contamination at several of our manufacturing facilities and have accrued approximately $6.3 million to satisfy these asset retirement obligations. However, we have not recognized a liability under guidance for asset retirement obligations at two of our manufacturing facilities because the fair value retirement obligation at these sites cannot be reasonably estimated since the settlement date is unknown at this time. The settlement date is unknown because the retirement obligation (remediation of contamination) of these sites is not required until production ceases, and we have no current or future plans to cease production. These asset retirement obligations, when estimable, are not expected to have a material adverse effect on our consolidated financial position, results of operations, cash flows or business.

Income taxes

Provisions for federal, state and foreign income taxes are calculated on reported pre-tax earnings based on current tax law and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently receivable or payable, because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Tax benefits arising from uncertain tax positions are recognized when it is more likely than not that the position will be sustained upon examination by the relevant tax authorities. The amount recognized in the financial statements is the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. We recognize interest and penalties, if any, related to uncertain tax positions in income tax expense.

Pension and other postretirement benefit plans

We sponsor many U.S. and non-U.S. defined benefit pension plans. Our pension and postretirement benefit plans are accounted for in accordance with defined benefit pension and other postretirement plans accounting guidance. Plan assets have been valued at fair value in accordance with this guidance. Pension and postretirement expense and liability amounts are derived from several significant assumptions, including the discount rate, expected return on plan assets and health care cost trend rate. For valuation of our pension liabilities, we derive a market-based discount rate from yields on high quality, liquid fixed income securities at the end of our fiscal year. We use only highly-rated bonds (AA/Aa or higher) to estimate the interest rate at which our pension benefits could be effectively settled. For our U.S. Plans, we used a discount rate assumption of 4.25% for the total benefit obligation of our pension plans at our March 31, 2013 measurement date. For our non-U.S. Plans, we used a discount rate assumption of 4.76% for the total benefit obligation of our pension plans at our March 31, 2013 measurement date.

In developing the long-term rate of return on plan assets assumptions, we evaluate input from third-party investment consultants and actuaries review asset allocation and investment strategies, ranges of projected and historical returns, and inflation and economic assumptions. The expected return assumptions are derived from asset allocations within the Company's target asset allocation ranges consistent with our diversified investment approach. As the assumed rate of return on plan assets is a long-term assumption, it is not anticipated to be as volatile as the discount rate, which is a point-in-time measurement. For our U.S. Plans, we used a long-term rate of return assumption of 8.0% to calculate the 2013 and 2012 net periodic pension cost. For our non-U.S. Plans, we used a long-term rate of return assumption of 7.5% to calculate the 2013 and 2012 net periodic pension cost. For fiscal 2013, our U.S. net periodic pension expense was $50.4 million and non-U.S. net periodic pension income was $2.4 million. We estimate that for fiscal 2014, our U.S. net periodic pension expense will be approximately $55.5 million and non-U.S. net periodic pension income will be approximately $7.5 million. Our U.S. net postretirement benefit cost was $6.5 million for fiscal 2013, and we estimate that for fiscal 2014, our U.S. net postretirement benefit cost will be $7.2 million.

The table below quantifies the approximate impact, as of March 31, 2013, of a one-quarter percentage point decrease in our assumptions for discount rate and expected return on assets, holding other assumptions constant.

	0.25 Percentage Point Decrease
Increase in annual costs:	
Discount rate	$ 6.9
Expected long-term rate of return	$ 5.3
Increase in projected benefit obligation:	
Discount rate	$ 93.2

The approximate impact, as of March 31, 2013, of a one percentage point increase in our assumption for the health care cost trend rate, holding other assumptions constant, on our total service and interest cost components and accumulated postretirement benefit obligation is not significant.

Recently issued accounting standards

In March 2013, the Financial Accounting Standards Board ("FASB") issued amendments to address the accounting for the cumulative translation adjustment when a parent entity sells or transfers either a subsidiary or a group of assets within a foreign entity. The guidance is effective for the Company beginning the first quarter of fiscal 2014 and will be applied prospectively. The adoption of this guidance is not expected to have a significant impact on our consolidated financial position, results of operations, or cash flows.

In February 2013, the FASB issued guidance that adds new disclosure requirements for items reclassified out of accumulated other comprehensive income ("AOCI"), including (1) changes in AOCI balances by component and (2) significant items reclassified out of AOCI. The guidance does not amend any existing requirements for reporting net income or OCI in the financial statements. The guidance is effective for the Company beginning the first quarter of fiscal 2014 and will be applied prospectively. The adoption of this guidance is not expected to have a significant impact on our consolidated financial position, results of operations, or cash flows.

In July 2012, the FASB issued guidance that amends the guidance on testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the new guidance, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not impaired, the entity would not need to calculate the fair value of the asset. The guidance is effective for the Company for our annual impairment test for fiscal 2014. The adoption of this guidance is not expected to have a significant impact on our consolidated financial position, results of operations or cash flows.

In December 2011, the FASB issued guidance increasing disclosures regarding offsetting of assets and liabilities in the balance sheet. For derivatives and financial assets and liabilities, the amendments require disclosure of gross asset and liability amounts, amounts offset on the balance sheet, and amounts subject to the offsetting requirements but not offset on the balance sheet. The guidance is effective for the Company beginning the first quarter of fiscal 2014 and will be applied retrospectively. The adoption of this guidance is not expected to have a significant impact on our consolidated financial position, results of operations, or cash flows.

In September 2011, the FASB issued guidance to aid in an entity's assessment of goodwill and whether it is necessary to perform the two-step quantitative goodwill impairment test. Under this guidance, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. This pronouncement was effective in the first quarter of fiscal 2013. As this guidance only modified the requirements of impairment testing, the adoption did not impact our consolidated financial position, results of operations, or cash flows.

In June 2011, the FASB issued guidance that requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income in either a single continuous statement or two separate but consecutive statements. The guidance does not change the items that must be reported in OCI. The guidance was effective for the Company beginning the first quarter of fiscal 2013 and has been applied retrospectively. The guidance required a change in the Company's financial statement presentation.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

At various times, we use derivative financial instruments to limit exposure to changes in foreign currency exchange rates, interest rates and prices of strategic raw materials. Because derivative instruments are used solely as hedges and not for speculative trading purposes, fluctuations in the market values of such derivative instruments are generally offset by reciprocal changes in the underlying economic exposures that the instruments are intended to hedge. For further discussion of derivative financial instruments, refer to Item 8. Financial Statements and Supplementary Data.

Interest Rate Risk

We have variable rate debt obligations that expose us to interest rate risk. If market interest rates had averaged 10 percent higher than actual levels in fiscal 2013 or 2012, the effect on our interest expense and net income would not have been material.

Foreign Currency Risk

The majority of our revenue, expense and capital purchasing activities are transacted in U.S. dollars; however, we are exposed to fluctuations in foreign currencies for transactions denominated in other currencies. As discussed in the "Summary of Significant Accounting Policies" in the Financial Statements and Supplementary Data, we had foreign currency hedges in place at March 31, 2013 and April 1, 2012 to reduce such exposure. The estimated loss in fair value on foreign currency hedges outstanding as of March 31, 2013, from a hypothetical 10 percent adverse change in exchange rates, would not have been material.

Material Cost Risk

We have entered into long-term supply agreements to fix the purchase price of certain strategic raw materials as of March 31, 2013 and April 1, 2012. In addition, we had escalation clauses related to raw material pricing in certain of our sales contracts at March 31, 2013 and April 1, 2012. If market rates had averaged 10 percent higher than actual levels in either fiscal 2013 or 2012, the effect on our cost of sales and net earnings, after considering the effects of these supply agreements and related sales contracts, would not have been material.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
Consolidated Statements of Income

(In millions, except per share data)	Fiscal Years Ended March 31, 2013	Fiscal Years Ended April 1, 2012	Fiscal Years Ended April 3, 2011
Net sales	**$ 8,377.8**	$ 7,201.9	$ 6,208.7
Costs and expenses:			
Cost of goods sold	**5,680.3**	4,939.6	4,318.2
Selling and administrative expenses	**536.2**	446.4	389.0
Interest expense	**38.1**	12.8	13.5
Interest income	**(6.3)**	(7.6)	(4.5)
Total costs and expenses	**6,248.3**	5,391.2	4,716.2
Income before income tax expense and equity in earnings of unconsolidated affiliates	**2,129.5**	1,810.7	1,492.5
Income tax expense	**(695.6)**	(594.0)	(499.4)
Equity in earnings of unconsolidated affiliates	**0.6**	14.6	16.6
Net income from continuing operations	**1,434.5**	1,231.3	1,009.7
Net (loss) income from discontinued operations	**(5.4)**	(5.5)	5.1
Net income	**1,429.1**	1,225.8	1,014.8
Net income attributable to noncontrolling interests	**(2.5)**	(1.7)	(1.3)
Net income attributable to Precision Castparts Corp. ("PCC")	**$ 1,426.6**	$ 1,224.1	$ 1,013.5
Net income (loss) per common share attributable to PCC shareholders — basic:			
Net income per share from continuing operations	**$ 9.83**	$ 8.52	$ 7.07
Net (loss) income per share from discontinued operations	**(0.04)**	(0.04)	0.03
Net income per share (basic)	**$ 9.79**	$ 8.48	$ 7.10
Net income (loss) per common share attributable to PCC shareholders — diluted:			
Net income per share from continuing operations	**$ 9.76**	$ 8.45	$ 7.01
Net (loss) income per share from discontinued operations	**(0.04)**	(0.04)	0.03
Net income per share (diluted)	**$ 9.72**	$ 8.41	$ 7.04
Weighted average common shares outstanding:			
Basic	**145.7**	144.4	142.7
Diluted	**146.7**	145.6	143.9

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

(In millions)	Fiscal Years Ended March 31, 2013	April 1, 2012	April 3, 2011
Net income	**$ 1,429.1**	$ 1,225.8	$ 1,014.8
Other comprehensive (loss) income ("OCI"), net of tax:			
Foreign currency translation adjustments	**(98.7)**	(13.1)	109.5
Unrealized gain on available-for-sales securities (net of income tax expense of $7.9, $0.0, and $0.0 respectively)	**14.6**	—	—
Gain (loss) on derivatives:			
Unrealized gains (losses) due to periodic revaluations (net of income tax benefit of $0.8, $0.5, and $0.1 respectively)	**1.3**	(0.8)	3.7
Less: reclassification adjustment for gains included in net income (net of income tax expense of $0.2, $0.1, and $2.0 respectively)	**(0.9)**	(0.2)	(4.3)
Pension and post retirement obligations (net of income tax benefit of $22.6, $98.5, and $14.5 respectively)	**(26.8)**	(193.0)	(26.3)
Other comprehensive (loss) income, net of tax	**(110.5)**	(207.1)	82.6
Total comprehensive income (loss) attributable to noncontrolling interests	**0.1**	(1.7)	(1.3)
Total comprehensive income attributable to PCC	**$ 1,318.7**	$ 1,017.0	$ 1,096.1

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(In millions, except share data)	March 31, 2013	April 1, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 280.2	$ 698.7
Receivables, net of allowance of $6.2 in 2013 and $3.9 in 2012	1,509.3	1,186.4
Inventories	2,981.8	1,815.3
Prepaid expenses and other current assets	159.3	29.4
Income tax receivable	5.0	7.8
Deferred income taxes	101.4	—
Discontinued operations	43.2	48.2
Total current assets	5,080.2	3,785.8
Property, plant and equipment:		
Land	137.8	91.2
Buildings and improvements	464.3	357.3
Machinery and equipment	2,671.6	2,015.2
Construction in progress	256.6	144.8
	3,530.3	2,608.5
Accumulated depreciation	(1,441.1)	(1,286.3)
Net property, plant and equipment	2,089.2	1,322.2
Goodwill	5,906.7	3,514.3
Acquired intangible assets, net	3,030.4	1,228.1
Investment in unconsolidated affiliates	445.4	442.8
Other assets	300.1	195.4
Discontinued operations	44.0	70.2
	$ 16,896.0	$ 10,558.8
Liabilities and Equity		
Current liabilities:		
Long-term debt currently due	$ 204.0	$ 0.5
Accounts payable	941.0	713.7
Accrued liabilities	552.2	335.0
Deferred income taxes	—	1.4
Discontinued operations	14.4	20.3
Total current liabilities	1,711.6	1,070.9
Long-term debt	3,603.2	207.7
Pension and other postretirement benefit obligations	548.3	358.9
Other long-term liabilities	456.5	279.6
Deferred income taxes	761.4	259.1
Discontinued operations	10.6	17.8
Commitments and contingencies (See Notes)		
Shareholders' equity:		
Preferred stock, no par, 1,000,000 shares authorized and unissued in 2013 and 2012	—	—
Common stock, $1 stated value, authorized: 450,000,000 shares; issued and outstanding: 146,206,952 and 145,257,531 shares in 2013 and 2012	146.2	145.3
Paid-in capital	1,776.8	1,653.6
Retained earnings	8,412.6	7,003.5
Accumulated other comprehensive loss	(552.2)	(441.7)
Total PCC shareholders' equity	9,783.4	8,360.7
Noncontrolling interest	21.0	4.1
Total equity	9,804.4	8,364.8
	$ 16,896.0	$ 10,558.8

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(In millions)	Fiscal Years Ended		
	March 31, 2013	**April 1, 2012**	**April 3, 2011**
Operating Activities:			
Net income	**$ 1,429.1**	$ 1,225.8	$ 1,014.8
Net loss (income) from discontinued operations	**5.4**	5.5	(5.1)
Non-cash items:			
Depreciation and amortization	**214.9**	169.8	163.8
Deferred income taxes	**134.2**	70.8	77.6
Stock-based compensation expense	**52.2**	48.4	47.3
Excess tax benefits from share-based payment arrangements	**(35.3)**	(29.6)	(30.3)
Other non-cash adjustments	**(9.6)**	(15.8)	(9.5)
Changes in assets and liabilities, excluding effects of acquisitions and dispositions of businesses:			
Receivables	**(53.3)**	(145.6)	(123.6)
Inventories	**(217.9)**	(223.5)	(7.5)
Prepaid expenses and other current assets	**(6.8)**	(6.2)	1.0
Income tax receivable and payable	**34.4**	40.3	82.5
Payables and accruals	**65.9**	30.4	31.7
Pension and other postretirement benefit plans	**(38.1)**	(51.3)	(108.5)
Other non-current assets and liabilities	**(99.7)**	(55.1)	(88.4)
Net cash used by operating activities of discontinued operations	**(16.9)**	(25.6)	(7.8)
Net cash provided by operating activities	**1,458.5**	1,038.3	1,038.0
Investing Activities:			
Acquisitions of businesses, net of cash acquired	**(5,065.2)**	(1,423.9)	(37.2)
Investment in unconsolidated affiliates	**—**	—	(11.2)
Capital expenditures	**(320.6)**	(192.1)	(120.4)
Dispositions of businesses	**31.4**	—	17.6
Other investing activities, net	**11.1**	26.4	16.0
Net cash (used) provided by investing activities of discontinued operations	**(2.3)**	—	2.3
Net cash used by investing activities	**(5,345.6)**	(1,589.6)	(132.9)
Financing Activities:			
Net change in commercial paper borrowings	**600.7**	—	—
Proceeds from issuance of long-term debt	**2,993.2**	—	—
Repayments of long-term debt	**(131.1)**	(28.6)	(14.7)
Payments for debt issuance costs	**(23.2)**	—	—
Common stock issued	**129.2**	122.1	116.3
Excess tax benefits from share-based payment arrangements	**35.3**	29.6	30.3
Repurchase of common stock	**(92.5)**	—	—
Cash dividends	**(17.5)**	(17.3)	(17.1)
Other financing activities, net	**(1.7)**	(2.4)	(1.2)
Net cash provided by financing activities	**3,492.4**	103.4	113.6
Effect of exchange rate changes on cash and cash equivalents	**(23.8)**	(12.4)	27.9
Net (decrease) increase in cash and cash equivalents	**(418.5)**	(460.3)	1,046.6
Cash and cash equivalents at beginning of year	**698.7**	1,159.0	112.4
Cash and cash equivalents at end of year	**$ 280.2**	$ 698.7	$ 1,159.0
Supplemental Disclosures			
Cash paid during the year for:			
Interest	**$ 19.9**	$ 12.1	$ 13.0
Income taxes, net of refunds received	**$ 531.7**	$ 483.1	$ 354.6
Non-cash investing and financing activities:			
Debt assumed in connection with business acquisitions	**$ 137.4**	$ —	$ —
Dividends declared but not paid	**$ 4.4**	$ 4.4	$ 4.3

See Notes to Consolidated Financial Statements.

Consolidated Statements of Equity

	PCC Shareholders						
	Common Stock Outstanding						
(In millions, except per share data)	Shares	Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) / Income	Non-controlling Interest	Total Equity
Balance at March 28, 2010	141.9	$ 141.9	$ 1,263.8	$ 4,800.3	$ (317.2)	$ 2.9	$5,891.7
Common stock issued pursuant to stock plans	1.8	1.8	114.5	—	—	—	116.3
Stock-based compensation expense	—	—	48.6	—	—	—	48.6
Tax benefit from stock-based compensation	—	—	28.8	—	—	—	28.8
Cash dividends ($0.12 per share)	—	—	—	(17.1)	—	—	(17.1)
Distributions to noncontrolling interests	—	—	—	—	—	(1.2)	(1.2)
Net income	—	—	—	1,013.5	—	1.3	1,014.8
Other comprehensive income	—	—	—	—	82.6	—	82.6
Balance at April 3, 2011	143.7	143.7	1,455.7	5,796.7	(234.6)	3.0	7,164.5
Common stock issued pursuant to stock plans	1.6	1.6	120.5	—	—	—	122.1
Stock-based compensation expense	—	—	49.4	—	—	—	49.4
Tax benefit from stock-based compensation	—	—	28.0	—	—	—	28.0
Cash dividends ($0.12 per share)	—	—	—	(17.3)	—	—	(17.3)
Distributions to noncontrolling interests	—	—	—	—	—	(0.6)	(0.6)
Net income	—	—	—	1,224.1	—	1.7	1,225.8
Other comprehensive loss	—	—	—	—	(207.1)	—	(207.1)
Balance at April 1, 2012	145.3	145.3	1,653.6	7,003.5	(441.7)	4.1	8,364.8
Common stock issued pursuant to stock plans	**1.4**	**1.4**	**127.9**	—	—	—	**129.3**
Repurchase of common stock	**(0.5)**	**(0.5)**	**(92.0)**	—	—	—	**(92.5)**
Stock-based compensation expense	—	—	**53.5**	—	—	—	**53.5**
Tax benefit from stock-based compensation	—	—	**33.3**	—	—	—	**33.3**
Cash dividends ($0.12 per share)	—	—	—	**(17.5)**	—	—	**(17.5)**
Distributions to noncontrolling interests	—	—	—	—	—	**(1.7)**	**(1.7)**
Assumptions of additional noncontrolling interests	—	—	—	—	—	**421.5**	**421.5**
Purchases from noncontrolling interests	—	—	**0.5**	—	—	**(405.4)**	**(404.9)**
Net income	—	—	—	**1,426.6**	—	**2.5**	**1,429.1**
Other comprehensive loss	—	—	—	—	**(110.5)**	—	**(110.5)**
Balance at March 31, 2013	**146.2**	**$ 146.2**	**$ 1,776.8**	**$ 8,412.6**	**$ (552.2)**	**$ 21.0**	**$9,804.4**

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED STATEMENTS
(In millions, except option share and per share data)

1. Summary of significant accounting policies

Principles of consolidation

The consolidated financial statements include the accounts of Precision Castparts Corp. ("PCC", the "Company", or "we") and subsidiaries after elimination of intercompany accounts and transactions. Subsidiaries include majority-owned companies and other companies which are fully consolidated based on PCC having a controlling financial interest or an obligation to consolidate under accounting principles generally accepted in the United States of America ("GAAP"). Investments in affiliated companies are accounted for using the equity method when PCC has a non-controlling ownership interest, generally between twenty and fifty percent, giving us significant influence; and investments are accounted for using the cost method when PCC has a non-controlling ownership interest of less than 20 percent. Unless otherwise noted, disclosures herein pertain to our continuing operations. Our fiscal year is based on a 52-53 week year ending the Sunday closest to March 31.

Certain reclassifications have been made to prior year amounts to conform to the current year presentation. Such reclassifications had no effect on previously reported shareholders' equity or net income.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and highly liquid short-term instruments with maturities of three months or less at the time of purchase. These investments are available for sale with market values approximating cost.

Inventories

All inventories are stated at the lower of cost or current market values. Cost for inventories at the majority of our operations is determined on a last-in, first-out ("LIFO") basis. The average inventory cost method is utilized for most other inventories. Costs utilized for inventory valuation purposes include material, labor and manufacturing overhead.

Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation of plant and equipment is computed using the straight-line method based on the estimated service lives of the assets. Estimated service lives are generally 20 to 40 years for buildings and improvements, 3 to 12 years for machinery and equipment and 3 to 7 years for computer hardware and software. Depreciation expense was $187.0 million, $154.6 million and $148.3 million in fiscal 2013, 2012 and 2011, respectively. Gains and losses from the disposal of property, plant and equipment are included in the consolidated statements of income and were not material for any year presented. Expenditures for routine maintenance, repairs and minor improvements are charged to expense as incurred.

Acquisition accounting

We account for acquired businesses using the acquisition method of accounting. This requires that we make various assumptions and estimates regarding the fair value of assets, liabilities and contractual as well as non-contractual contingencies at the date of acquisition. These assumptions can have a material impact on our balance sheet valuations and the related amount of depreciation and amortization expense that will be recognized in the future.

Goodwill and acquired intangible assets

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses, and acquired intangible assets represent items such as patents, proprietary technology, tradenames, backlog and customer relationships that are assigned a fair value at the date of acquisition. Goodwill and other intangible assets deemed to have indefinite lives are not subject to amortization in accordance with accounting guidance provided by GAAP through the Accounting Standards Codification ("guidance"). Goodwill and intangible assets with indefinite lives are tested for impairment at a minimum each fiscal year in the second quarter, or when impairment indicators exist, using the guidance and criteria described in the guidance. This testing compares the carrying values of each intangible asset or reporting unit to estimated fair values. If the carrying value of these assets is in excess of estimated fair value, the carrying value is reduced to their estimated fair value or, in the case of goodwill, implied fair value.

Acquired intangible assets with finite lives are amortized using the straight-line method and include the following: patents, 1 to 19 years; proprietary technology, 15 years; tradenames, 3 years; customer relationships, 3 to 23 years; and backlog, 0 to 5 years.

Long-lived assets

Long-lived assets held for use are subject to an impairment assessment upon certain triggering events. If the carrying value is no longer recoverable based upon the undiscounted future cash flows, an impairment is recorded for the difference between the carrying amount and the fair value of the asset. Long-lived assets considered held for sale are stated at the lower of carrying value or fair value less the cost to sell.

Revenue recognition

We recognize revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the contract or purchase order, ownership and risk of loss have passed to the customer, collectability is reasonably assured, and pricing is fixed and determinable. In instances where title does not pass to the customer upon shipment, we recognize revenue upon delivery or customer acceptance, depending on terms of the sales agreement. Service sales, representing maintenance and engineering activities, are recognized as services are performed.

Shipping and handling fees and costs

Shipping and handling fees and costs charged to customers are reflected in net revenues and cost of goods sold as appropriate.

Environmental costs

We own, or previously owned, properties that may require environmental remediation or action. We estimate the range of loss for environmental liabilities based on current remediation technology, enacted laws and regulations, industry experience gained at similar sites and an assessment of the probable level of involvement and financial condition of other potentially responsible parties. Due to the numerous uncertainties surrounding the course of environmental remediation and the preliminary nature of some site investigations, in some cases, we may not be able to reasonably estimate the high end of the range of possible loss. The estimated future costs for known environmental remediation requirements are accrued on an undiscounted basis when it is probable that a liability has been incurred and the amount of remediation costs can be reasonably estimated. When only a range of amounts is established, and no estimated amount within the range is better than another, the minimum amount of the range is recorded. Recoveries of environmental remediation costs from other parties are recorded as assets when collection is probable. Adjustments to our accruals may be necessary to reflect new information as investigation and remediation efforts proceed. The amounts of any such adjustments could have a material adverse effect on our results of operations in a given period, but any amounts, and the possible range of any amounts in excess of those already accrued, are not reasonably estimable at this time. Total environmental liabilities accrued at March 31, 2013 and April 1, 2012 were $294.4 million and $71.4 million, respectively. The increase in environmental liabilities during fiscal 2013 was primarily due to the liabilities related to the TIMET acquisition.

In accordance with the asset retirement and environmental obligations guidance, we record all known asset retirement obligations for which the liability can be reasonably estimated. Currently, we have identified known asset retirement obligations associated with environmental contamination at several of our manufacturing facilities and have accrued approximately $6.3 million to satisfy these asset retirement obligations. However, we have not recognized a liability under guidance for asset retirement obligations at two of our manufacturing facilities because the fair value retirement obligation at these sites cannot be reasonably estimated since the settlement date is unknown at this time. The settlement date is unknown because the retirement obligation (remediation of contamination) of these sites is not required until production ceases, and we have no current or future plans to cease production. These asset retirement obligations, when estimable, are not expected to have a material adverse effect on our consolidated financial position, results of operations, cash flows or business.

Foreign currency translation

Assets and liabilities of our foreign affiliates are translated at current foreign currency exchange rates, while income and expenses are translated at average rates for the period. Translation gains and losses are reported as a component of shareholders' equity.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those transactions that have been designated as hedges of identifiable foreign currency commitments or investment positions, are included in the results of operations as incurred. Transaction gains and losses had no material impact on our results of operations for any year presented.

Financial instruments

Our financial instruments include cash and cash equivalents, debt, and derivative instruments, including foreign currency forward contracts and options, commodity swap and interest rate swap contracts. Because of their short maturity, the carrying amounts of cash and cash equivalents and short-term bank debt approximate fair value. Available for sale securities consist of investments in shares of publicly traded companies which were acquired through the purchase of TIMET. All available for sale securities are carried at fair value. Any unrealized gains or losses on these securities are recognized through other comprehensive income.

Fair value of long-term debt is based on quoted market prices or estimated using our borrowing rate at year-end for similar types of borrowing arrangements. Refer to Note 12—Fair value measurements.

At various times, we use derivative financial instruments to limit exposure to changes in foreign currency exchange rates, interest rates and prices of strategic raw materials or other commodities. We account for derivatives pursuant to derivative instruments and hedging activities accounting guidance. This guidance requires that all derivative financial instruments be recorded in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity (as a component of accumulated other comprehensive income (loss)) depending on whether the derivative is being used to hedge designated changes in fair value or cash flows. Refer to Note 17—Derivatives and hedging activities.

Stock-based compensation

We account for our stock based compensation plans in accordance with stock-based compensation guidance, which requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements, with the cost measured based on the estimated fair value of the equity or liability instruments issued. Our stock-based employee compensation plans are described more fully in Note 15—Stock-based compensation plans. We recognize the compensation costs related to stock options on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of four years.

Income taxes

Provisions for federal, state and foreign income taxes are calculated on reported pre-tax earnings based on current tax law and also include, in the current period, the cumulative effect of any changes in tax rates from those previously used in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Tax benefits arising from uncertain tax positions are recognized when it is more likely than not that the position will be sustained upon examination by the relevant tax authorities. The amount recognized in the financial statements is the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. We recognize interest and penalties, if any, related to uncertain tax positions in income tax expense.

Retirement and other postretirement benefit plans

We sponsor various defined benefit and defined contribution plans covering substantially all employees. We also sponsor postretirement benefit plans other than pensions, consisting principally of health care coverage to eligible retirees and qualifying dependents, covering less than 18% of our workforce. The liabilities and net periodic cost of our defined benefit pension and other post-retirement plans are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate, the rate of return on plan assets, and medical trend rate (rate of growth for medical costs). For the United States ("U.S.") plans, the discount rate was determined based on the results of a bond matching model that constructed a portfolio of bonds with credit ratings of AA/Aa or higher that match our expected pension benefit cash flows. The discount rate was determined on the basis of the internal rate of return on the bond portfolio. For the non-U.S. plans, the iBoxx and other long-term Corporate bond indices were used as the primary basis for determining discount rates. A portion of net periodic pension cost is included in production costs, which are included in inventories and subsequently recognized in net earnings as inventories are liquidated and charged to cost of sales. We amortize gains and losses, which occur when actual experience differs from actuarial assumptions, over the average future service period of employees. Our funding policy for pension plans is to contribute, at a minimum, the amounts required by applicable laws. During fiscal 2013, 2012 and 2011, we made voluntary contributions to pension plans totaling $50.0 million, $50.0 million and $100.0 million, respectively.

Related party transactions

The Company regularly transacts business with its equity investees. There were no purchases from Yangzhou Chengde Steel Tube Co., Ltd ("Chengde") in fiscal 2013 and purchases were approximately $30 million in fiscal 2012 and $50 million in fiscal 2011. Accounts payable to Chengde was approximately $1 million at March 31, 2013 and $4 million at April 1, 2012. The business transactions with our other equity investees were not considered significant.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Recently issued accounting standards

In March 2013, the Financial Accounting Standards Board ("FASB") issued amendments to address the accounting for the cumulative translation adjustment when a parent entity sells or transfers either a subsidiary or a group of assets within a foreign entity. The guidance is effective for the Company beginning the first quarter of fiscal 2014 and will be applied prospectively. The adoption of this guidance is not expected to have a significant impact on our consolidated financial position, results of operations, or cash flows.

In February 2013, the FASB issued guidance which adds new disclosure requirements for items reclassified out of accumulated other comprehensive income ("AOCI"), including (1) changes in AOCI balances by component and (2) significant items reclassified out of AOCI. The guidance does not amend any existing requirements for reporting net income or OCI in the financial statements. The guidance is effective for the Company beginning the first quarter of fiscal 2014 and will be applied prospectively. The adoption of this guidance is not expected to have a significant impact on our consolidated financial position, results of operations, or cash flows.

In July 2012, the FASB issued guidance which amends the guidance on testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the new guidance, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not impaired, the entity would not need to calculate the fair value of the asset. The guidance is effective for the Company for our annual impairment test for fiscal 2014. The adoption of this guidance is not expected to have a significant impact on our consolidated financial position, results of operations, or cash flows.

In December 2011, the FASB issued guidance increasing disclosures regarding offsetting of assets and liabilities in the balance sheet. For derivatives and financial assets and liabilities, the amendments require disclosure of gross asset and liability amounts, amounts offset on the balance sheet, and amounts subject to the offsetting requirements but not offset on the balance sheet. The guidance is effective for the Company beginning the first quarter of fiscal 2014 and will be applied retrospectively. The adoption of this guidance is not expected to have a significant impact on our consolidated financial position, results of operations, or cash flows.

In September 2011, the FASB issued guidance to aid in an entity's assessment of goodwill and whether it is necessary to perform the two-step quantitative goodwill impairment test. Under this guidance, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. This pronouncement was effective in the first quarter of fiscal 2013. As this guidance only modified the requirements of impairment testing, the adoption did not impact our consolidated financial position, results of operations, or cash flows.

In June 2011, the FASB issued guidance that requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income in either a single continuous statement or two separate but consecutive statements. The guidance does not change the items that must be reported in OCI. The guidance was effective for the Company beginning the first quarter of fiscal 2013 and has been applied retrospectively. The guidance required a change in the Company's financial statement presentation.

3. Acquisitions

Fiscal 2013

On April 2, 2012, we acquired RathGibson LLC ("RathGibson"). RathGibson manufactures precision thin-wall, nickel-alloy and stainless steel welded and seamless tubing, with broad capabilities in length, wall thickness, and diameter. RathGibson's products are used in a multitude of oil & gas, chemical/petrochemical processing and power generation applications, as well as in other commercial markets. RathGibson operates three facilities in Janesville, Wisconsin; North

Branch, New Jersey; and Clarksville, Arkansas, and employs more than 500 people. The RathGibson acquisition was an asset purchase for tax purposes and operates as part of the Forged Products segment.

On May 18, 2012, we acquired Centra Industries ("Centra"), a state-of-the art aerostructures manufacturer located in Cambridge, Ontario, Canada. Centra manufactures a range of machined airframe components and assemblies, in both aluminum and hard metals. Core competencies include the high-speed machining of complex, high-precision structures, sub-assembly and kit integration. Established in 1974, Centra has approximately 400 employees. The Centra acquisition was a stock purchase for tax purposes and operates as part of the Airframe Products segment.

On June 15, 2012, we acquired Dickson Testing Company ("Dickson") and Aerocraft Heat Treating Company ("Aerocraft"). Dickson offers a full range of destructive testing services including: mechanical properties, metallurgical and chemical analyses and low-cycle fatigue testing. Dickson is located in South Gate, California, with approximately 110 employees. Aerocraft provides precision heat treating services for titanium and nickel alloy forgings and castings used in the aerospace industry, as well as other related services including straightening, de-twisting and forming. Aerocraft is located in Paramount, California, with nearly 60 employees. The acquisition was an asset purchase for tax purposes and operates as part of the Forged Products segment.

On August 7, 2012, we acquired Klune Industries ("Klune"), a manufacturer of complex aluminum, nickel, titanium and steel aerostructures. Klune focuses on complex forming, machining and assembly of aerostructure parts, in addition to offering significant expertise in a range of cold-formed sheet metal components. Klune, which operates facilities in North Hollywood, California; Spanish Fork, Utah; and Kent, Washington, employs approximately 740 employees. The Klune acquisition was a stock purchase for tax purposes and operates as part of the Airframe Products segment.

On August 31, 2012, we acquired certain aerostructures business units and McSwain Manufacturing from Heroux-Devtek Inc. (collectively referred to as "Progressive"). These aerostructures operations manufacture a wide variety of components and assemblies from aluminum, aluminum-lithium and titanium, such as bulkheads, wing ribs, spars, frames and engine mounts. The aerostructures operations include Progressive Incorporated in Arlington, Texas, as well as plants in Dorval (Montreal), Canada, and Queretaro, Mexico. McSwain, headquartered in Cincinnati, Ohio, specializes in turning, milling and drilling, and has developed a strong presence in components for gas turbine and mining applications. These four facilities employ a total of approximately 440 people. The Progressive acquisition was an asset purchase for tax purposes and operates as part of the Airframe Products segment.

On October 24, 2012, we acquired Texas Honing, Inc. ("THI"). THI provides precision, tight-tolerance pipe processing services, including honing, boring, straightening and turning. THI's products are used in oil & gas drilling, completion and production applications, as well as other commercial markets. THI operates three facilities in the Houston, Texas area and employs more than 200 people. The THI acquisition was a stock purchase for tax purposes and operates as part of the Forged Products segment.

On December 12, 2012, we acquired Synchronous Aerospace Group ("Synchronous"), a leading build-to-print supplier of highly complex mechanical assemblies for commercial aerospace and defense markets. Synchronous manufactures such mechanical assemblies as high-lift mechanisms and secondary flight controls, as well as structural components, including wing ribs, bulkheads, and track and beam assemblies. Synchronous has approximately 690 employees in four primary locations: Santa Ana, California; Kent, Washington; Wichita, Kansas; and Tulsa, Oklahoma. The Synchronous acquisition was a stock purchase for tax purposes and operates as part of the Airframe Products segment.

The purchase price allocations for each business acquisition above, in addition to several minor acquisitions, are subject to further refinement. The impact of the acquisitions above is not material to our consolidated results of operations; consequently, pro forma information has not been included.

On December 21, 2012, we completed the initial cash tender offer (the "Offer") for all of the outstanding shares of common stock of Titanium Metals Corporation ("TIMET") for $16.50 per share. Approximately 150,520,615 shares (representing approximately 86% of the outstanding shares) were validly tendered and not withdrawn from the Offer. The transaction resulted in a payment for such shares of approximately $2.5 billion in cash. On December 17, 2012, we issued $3.0 billion of senior, unsecured notes, and the majority of the proceeds were used to purchase the shares noted above. We incurred approximately $34.8 million in acquisition-related expenses during fiscal 2013, consisting of $10.3 million in selling and administrative expenses and $24.5 million in additional interest. On January 7, 2013, we completed the acquisition of TIMET. Each remaining share of TIMET common stock not tendered in PCC's previous tender offer for TIMET shares (other than shares as to which holder properly exercise appraisal rights) was converted in the merger into the right to receive $16.50 per share without interest. As a result of the merger, TIMET common stock ceased to be traded on the New York Stock Exchange. TIMET, the largest titanium manufacturer in the U.S., offers a full range of titanium products, including ingot and slab, forging billet and mill forms.TIMET operates seven primary melting or mill facilities in Henderson, Nevada; Toronto, Ohio;

Morgantown, Pennsylvania; Vallejo, California; Witton, England; Waunarlwydd, Wales; and Savoie, France, and employs approximately 2,750 people. The TIMET acquisition was a stock purchase for tax purposes and operates as part of the Forged Products segment.

The assets purchased and liabilities assumed for TIMET have been reflected in our condensed consolidated balance sheet as of March 31, 2013, and the results of operation are included in our condensed consolidated statement of income since the closing date of the acquisition. Included in the following table in other long-term liabilities and accrued liabilities are $176.7 million and $43.6 million, respectively, of estimated liabilities related to environmental remediation. In addition, the following table includes noncontrolling interest as we owned approximately 86% of TIMET's outstanding shares at the acquisition date. The purchase price allocation for TIMET has been refined since originally reported and is subject to further refinement as management's assessment of the valuation of inventory, intangible assets, accrued liabilities, including those relating to environmental remediation and asset retirement obligations, and deferred taxes, are not complete. The following table summarizes the current estimates of fair values of assets acquired and liabilities assumed:

		12/21/12
Cash and cash equivalents	$	21.8
Receivables, net		135.5
Inventories		778.2
Prepaid expenses and other current assets		101.0
Income tax receivable		3.8
Current deferred income taxes		93.2
Property, plant and equipment, net		390.7
Goodwill		1,409.8
Acquired intangible assets, net		918.0
Other assets		49.6
Long-term debt currently due and short-term borrowings		(0.5)
Accounts payable		(52.9)
Accrued liabilities		(182.7)
Long-term debt		(123.2)
Pension and other postretirement benefit obligations		(128.6)
Other long-term liabilities		(272.7)
Long-term deferred income taxes		(235.9)
Noncontrolling interest		(421.5)
Total purchase price	$	2,483.6

The following pro forma information presents a summary of our results of operations assuming the TIMET acquisition had occurred at the beginning of the periods presented. The pro forma results include the amortization associated with acquired intangible assets and interest expense associated with debt used to fund the acquisition, as well as fair value adjustments for property, plant and equipment. To better reflect the combined operating results, significant nonrecurring charges directly attributable to the transaction have been excluded. In addition, the pro forma results do not include any anticipated synergies or other expected benefits of the acquisition. Accordingly, the pro forma information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods presented, nor it is necessarily indicative of future results.

	Fiscal Years Ended			
	3/31/13		**4/1/12**	
Net sales	**$**	**9,043.1**	$	8,100.6
Net income attributable to PCC	**$**	**1,469.7**	$	1,292.9
Net income per share - basic	**$**	**10.09**	$	8.95
Net income per share - diluted	**$**	**10.02**	$	8.88

Fiscal 2012

On July 14, 2011, we acquired the rings operations of Unison Engine Components ("Tru-Form") from GE Aviation, an operating unit of General Electric Company. Tru-Form is a leader in the manufacture of flash-welded and cold-rolled rings for jet engine and gas turbine applications, including spacer rings, combustion casings and liners, low pressure turbine casings and fan cases. The innovative Tru-Form cold-rolling process produces a near-net-shaped part from a flash-welded ring, reducing material and machining costs and enabling the production of more complex part shapes. Tru-Form employs approximately 275 people across its three locations in Wilkes-Barre and Mountaintop, Pennsylvania, and Tyseley, England. The Tru-Form acquisition was an asset purchase for tax purposes and operates as part of the Forged Products segment.

On July 22, 2011, we acquired the assets of the Rollmet business ("Rollmet") from Rockwell Collins. Rollmet has developed a unique cold-roll extrusion process to manufacture precision thin-wall pipe across a range of materials, including nickel alloys, stainless steel, aluminum and carbon steel. Rollmet's products are utilized in a variety of oil and gas applications, as well as motor cases for missile programs. Rollmet has approximately 70 employees and operates one facility in Irvine, California. The Rollmet acquisition was an asset purchase for tax purposes and operates as part of the Forged Products segment.

On August 9, 2011, we acquired Primus International ("Primus") for approximately $900 million in cash. Primus is a leading supplier of aerostructures and complex components and assemblies to the global aerospace industry, including swaged rods, as well as machined aluminum and titanium components. Product applications include wing, fuselage and engine-related assemblies, passenger and exit doors, and actuation and flight control assemblies. Headquartered in Bellevue, Washington, Primus employs approximately 1,500 people across five manufacturing locations, including three in the Seattle, Washington area, as well as Tulsa, Oklahoma, and Suzhou, China. The Primus acquisition was a stock purchase for tax purposes and operates as part of the Airframe Products segment. This transaction resulted in $416.0 million of goodwill and $505.3 million of other intangible assets, including customer relationships with indefinite lives valued at $468.5 million, customer relationships with finite lives valued at $15.6 million and backlog valued at $21.2 million. We also recorded a long-term liability related to the fair value of loss contracts valued at $85.3 million.

On October 4, 2011, we acquired the assets of PB Fasteners ("PB"). PB is an industry leader in the design and manufacturing of fastener products for airframe applications, including the development of the SLEEVbolt ® fastening system. PB's sleeve bolt technology is critical to mitigating the impact of lightning strikes on the Boeing 787 aircraft and other composite body aircraft. Located in Gardena, California, PB entered the aerospace fastener business in 1967. The PB acquisition was an asset purchase for tax purposes and operates as part of the Airframe Products segment.

Over the course of fiscal 2012, we completed several additional minor acquisitions that provide us with expanded manufacturing capabilities.

Fiscal 2011

On January 3, 2011, we acquired an additional 1% equity interest in Chengde for approximately $7 million in cash, increasing our equity interest to 50%. We continue to account for this investment under the equity method as we currently do not exercise control of the major operating and financial policies of Chengde. The carrying value of this investment as of March 31, 2013 was $430.1 million and was included in investment in unconsolidated affiliates in our consolidated balance sheet. The carrying value of our investment in Chengde exceeded the amount of underlying equity in net assets of Chengde by approximately $191 million as of March 31, 2013. This difference arose through the valuation process that was applied to the assets acquired.

The above business acquisitions were accounted for under the acquisition method of accounting (except for the investment in Chengde, which was accounted for under the equity method) and, accordingly, the results of operations have been included in the Consolidated Statements of Income since the acquisition date.

4. Discontinued operations

Fiscal 2013

During the fourth quarter of fiscal 2013, we decided to divest a small non-core business in the Airframe Products segment and reclassified it to discontinued operations.

During the second quarter of fiscal 2013, we decided to divest a small non-core business in the Forged Products segment and reclassified it to discontinued operations. The sale of the business was completed in the second quarter of fiscal 2013. The transaction resulted in a gain of approximately $2.3 million (net of tax) and cash proceeds of $6.0 million.

Fiscal 2012

During the fourth quarter of fiscal 2012, we decided to divest a small non-core business in the Airframe Products segment and reclassified it to discontinued operations. The sale of the business was completed in the first quarter of fiscal 2014.

Fiscal 2011

During the second quarter of fiscal 2011, we sold an automotive fastener business. The transaction resulted in a gain of approximately $6.4 million (net of tax).

During the first quarter of fiscal 2011, we decided to divest a small non-core business in the Airframe Products segment and reclassified it to discontinued operations. The sale of the business was completed in the second quarter of fiscal 2013. The transaction resulted in a loss of approximately $0.1 million (net of tax) and proceeds of $25.4 million in cash and an unsecured, subordinated, convertible promissory note in the principal amount of $17.6 million. The note is due on August 7, 2017 and pays interest quarterly based on the 5-year Treasury Note Constant Maturity Rate.

The components of discontinued operations for the periods presented are as follows:

Fiscal	2013	2012	2011
Net sales	**$ 84.9**	$ 76.3	$ 58.5
Cost of goods sold	**75.8**	68.7	53.0
Selling and administrative expenses	**14.5**	9.2	6.6
Interest income, net	**—**	—	(0.1)
Net loss from operations before income taxes	**(5.4)**	(1.6)	(1.0)
Income tax benefit (expense)	**0.6**	(2.9)	0.7
Net loss from operations	**(4.8)**	(4.5)	(0.3)
(Loss) gain on disposal and other expenses, net of tax expense of $2.7, $0.9 and $2.6	**(0.6)**	(1.0)	5.4
Net (loss) income from discontinued operations	**$ (5.4)**	$ (5.5)	$ 5.1

Included in the Consolidated Balance Sheets are the following major classes of assets and liabilities associated with the discontinued operations:

	March 31, 2013	April 1, 2012
Assets of discontinued operations:		
Current assets	**$ 43.2**	$ 48.2
Net property, plant and equipment	**35.1**	55.7
Other assets	**8.9**	14.5
	$ 87.2	$ 118.4
Liabilities of discontinued operations:		
Current liabilities	**$ 14.4**	$ 20.3
Other long-term liabilities	**10.6**	17.8
	$ 25.0	$ 38.1

5. Concentration of credit risk

Approximately 65 percent, 62 percent and 57 percent of business activity was with companies in the aerospace industry in fiscal 2013, 2012 and 2011, respectively. Approximately 15.2 percent, 14.8 percent and 12.5 percent of total sales were directly to General Electric Company in fiscal 2013, 2012 and 2011, respectively. Accordingly, we are exposed to a concentration of credit risk for this portion of receivables. We have long-standing relationships with our aerospace customers, and management considers the credit risk to be low.

6. Inventories

Inventories consisted of the following:

	March 31, 2013	April 1, 2012
Finished goods	$ **518.7**	$ 338.2
Work-in-process	**1,253.1**	742.2
Raw materials and supplies	**903.9**	544.5
	2,675.7	1,624.9
Excess of LIFO cost over current cost	**306.1**	190.4
Total	$ **2,981.8**	$ 1,815.3

Approximately 95 percent of total inventories were valued on a LIFO basis at March 31, 2013 compared to 93 percent at April 1, 2012. During fiscal 2013 and 2012, certain LIFO inventory quantities were reduced. The effect on costs of goods sold of the liquidation of LIFO inventory quantities carried at costs paid in prior years was not material in either year.

7. Goodwill and acquired intangibles

We perform our annual goodwill and indefinite-lived intangible assets impairment test during the second quarter of each fiscal year. For fiscal 2013, 2012 and 2011, it was determined that the fair value of the related operations was greater than book value and that there was no impairment of goodwill. There were no changes to our reporting units or triggering events during the current fiscal year requiring a goodwill or indefinite-lived intangible assets impairment test in accordance with goodwill and other intangible assets accounting guidance.

The changes in the carrying amount of goodwill by reportable segment for fiscal 2013 and 2012 were as follows:

	April 3, 2011	Acquired	Currency translation and other	April 1, 2012	Acquired	Currency translation and other	March 31, 2013
Investment Cast Products	$ 358.5	$ —	$ (20.5)	$ 338.0	$ —	$ **(0.8)**	$ **337.2**
Forged Products	1,271.8	112.5	23.3	1,407.6	**1,893.3**	**(34.0)**	**3,266.9**
Airframe Products	1,258.7	510.3	(0.3)	1,768.7	**552.3**	**(18.4)**	**2,302.6**
Total	$ 2,889.0	$ 622.8	$ 2.5	$ 3,514.3	$ **2,445.6**	$ **(53.2)**	$ **5,906.7**

The gross carrying amount and accumulated amortization of our acquired intangible assets were as follows:

	March 31, 2013			April 1, 2012		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:						
Patents	$ **15.0**	$ **(10.5)**	$ **4.5**	$ 15.0	$ (9.0)	$ 6.0
Proprietary technology	**2.3**	**(1.4)**	**0.9**	2.3	(1.3)	1.0
Tradenames	**0.4**	**(0.4)**	—	0.4	(0.4)	—
Long-term customer relationships	**426.1**	**(38.2)**	**387.9**	56.7	(20.5)	36.2
Backlog	**55.3**	**(21.8)**	**33.5**	34.3	(15.5)	18.8
Revenue sharing agreements	**28.9**	**(1.7)**	**27.2**	28.9	(1.0)	27.9
	$ **528.0**	$ **(74.0)**	**454.0**	$ 137.6	$ (47.7)	89.9
Unamortizable intangible assets:						
Tradenames			**649.0**			261.4
Long-term customer relationships			**1,927.4**			876.8
Acquired intangibles, net			$ **3,030.4**			$ 1,228.1

Amortization expense for finite-lived acquired intangible assets was $26.3 million, $13.8 million and $13.9 million for fiscal 2013, 2012 and 2011, respectively. Projected amortization expense for finite-lived intangible assets for the succeeding five fiscal years is as follows:

Fiscal	Estimated Amortization Expense
2014	$ 41.9
2015	39.7
2016	37.3
2017	30.6
2018	24.7

The amortization will change in future periods if other intangible assets are acquired, existing intangibles are disposed, impairments are recognized or the preliminary valuations as part of our purchase price allocations are refined.

8. Accrued liabilities

Accrued liabilities consisted of the following:

	March 31, 2013	April 1, 2012
Salaries and wages payable	$ **202.6**	$ 154.3
Customer deposits	**65.1**	41.7
Other accrued liabilities	**284.5**	139.0
Total	$ **552.2**	$ 335.0

9. Financing arrangements

Long-term debt is summarized as follows:

	March 31, 2013	April 1, 2012
5.60% Public notes due fiscal 2014 ($200.0 face value plus unamortized premium of $0.7)	$ **200.7**	$ 200.0
0.70% Public notes due fiscal 2016 ($500.0 face value less unamortized discount of $0.1)	**499.9**	—
1.25% Public notes due fiscal 2018 ($1,000.0 face value less unamortized discount of $1.4)	**998.6**	—
2.50% Public notes due fiscal 2023 ($1,000.0 face value less unamortized discount of $5.6)	**994.4**	—
3.90% Public notes due fiscal 2043 ($500.0 face value less unamortized discount of $3.1)	**496.9**	—
Commercial paper ($600.8 face value less unamortized discount of $0.1)	**600.7**	—
Other	**16.0**	8.2
	3,807.2	208.2
Less: Long-term debt currently due	**204.0**	0.5
Total	$ **3,603.2**	$ 207.7

Long-term debt maturing in each of the next five fiscal years, excluding the discount and premium, is as follows:

Fiscal	Debt
2014	$ 203.3
2015	3.0
2016	507.0
2017	602.1
2018	1,000.7
Thereafter	1,500.7
Total	$ 3,816.8

On December 17, 2012, we entered into an underwriting agreement with a group of investment banks for the issuance and sale by the Company of $3.0 billion aggregate principal amount of notes (collectively, the “Notes”) as follows: $500.0 million of 0.70% senior notes due 2015 (the "2015 Notes"); $1.0 billion of 1.25% senior notes due 2018 (the "2018 Notes"); $1.0 billion of 2.50% senior notes due 2023 (the "2023 Notes"); and $500.0 million of 3.90% senior notes due 2043 (the "2043 Notes").

The Notes are unsecured senior obligations of the Company and rank equally with all of the other existing and future senior, unsecured and unsubordinated debt of the Company. The Company will pay interest on the 2015 Notes on June 20 and December 20 of each year beginning on June 20, 2013, and it will pay interest on the 2018 Notes, the 2023 Notes and the 2043 Notes on January 15 and July 15 of each year beginning on July 15, 2013.

In December 2012, we acquired $121.7 million of debt as a result of the acquisition of TIMET. This debt was repaid during the third quarter of fiscal 2013.

Historically, we have issued commercial paper as a method of raising short-term liquidity. We believe we continue to have the ability to issue commercial paper and have issued commercial paper to cover acquisitions and short-term cash requirements in recent quarters. As of March 31, 2013, the amount of commercial paper borrowings outstanding was $600.8 million and the weighted average interest rate was 0.2%. There were no commercial paper borrowings outstanding as of April 1, 2012. During fiscal 2013, the average amount of commercial paper borrowings outstanding was $422.8 million and the weighted average interest rate was 0.2%. During fiscal 2012, the average amount of commercial paper borrowings outstanding was $57.6 million and the weighted average interest rate was 0.3%. During fiscal 2013 and 2012, the largest daily balance of outstanding commercial paper borrowings was $941.0 million and $390.0 million, respectively.

Our long-term revolving bank credit facility (the “Original Credit Agreement”) is a five-year, $1.0 billion revolving credit facility (with a $500.0 million increase option, subject to approval of the lenders) maturing November 30, 2016, unless extended pursuant to two 364-day extension options (subject to approval of the lenders). The Original Credit Agreement is unsecured and contains customary representations and warranties, events of default, and financial and other covenants.

On December 17, 2012, we entered into a 364-day $1.0 billion revolving credit facility maturing December 16, 2013 (the “New Credit Agreement”), unless converted into a one-year term loan at the option of the Company at the end of the revolving period. The New Credit Agreement is unsecured and contains customary representations and warranties, events of default, and financial and other covenants. We have not borrowed funds under the New Credit Agreement as of March 31, 2013. The New Credit Agreement is in addition to the existing $1.0 billion Original Credit Agreement. The Original and New Credit Agreements may be referred to collectively as the "Credit Agreements."

Our unused borrowing capacity as of March 31, 2013 was $1.4 billion. Our financial covenant requirement and actual ratio as of March 31, 2013 was as follows:

	Covenant Requirement	Actual
Consolidated leverage ratio[1]	65.0% (maximum)	28.0%

(1) *Terms are defined in the Credit Agreements.*

As of March 31, 2013, we were in compliance with the financial covenant in the Credit Agreements.

10. Income taxes

Total pre-tax income before equity in earnings of unconsolidated affiliates was:

Fiscal	2013	2012	2011
Domestic	**$ 1,815.5**	$ 1,582.7	$ 1,334.8
Foreign	**314.0**	228.0	157.7
Total pretax income	**$ 2,129.5**	$ 1,810.7	$ 1,492.5

The provision for income taxes consisted of the following:

Fiscal	2013	2012	2011
Current taxes:			
Federal	**$ 449.9**	$ 432.6	$ 341.0
Foreign	**62.5**	42.9	44.0
State	**42.1**	48.7	37.8
	554.5	524.2	422.8
Deferred income taxes	**141.1**	69.8	76.6
Provision for income taxes	**$ 695.6**	$ 594.0	$ 499.4

We have not provided U.S. income taxes on cumulative earnings of non-U.S. affiliates and associated companies that have been reinvested indefinitely. These earnings relate to ongoing operations and at March 31, 2013, were approximately $1,114 million. Most of these earnings have been reinvested in active non-U.S. business operations, and we do not intend to use these earnings as a source of funding for U.S. operations. Because of the availability of U.S. foreign tax credits, it is not practicable to determine the U.S. federal income tax liability that would be payable if such earnings were not reinvested indefinitely.

A reconciliation of the U.S. federal statutory rate to the effective income tax rate follows:

Fiscal	2013	2012	2011
Statutory federal rate	**35.0 %**	35.0 %	35.0 %
Effect of:			
State taxes, net of federal benefit	**1.9 %**	1.8 %	2.1 %
Domestic manufacturing deduction	**(2.1)%**	(2.4)%	(2.4)%
Earnings taxed at different rates in foreign jurisdictions	**(1.5)%**	(1.0)%	(0.9)%
Other	**(0.6)%**	(0.6)%	(0.3)%
Effective rate	**32.7 %**	32.8 %	33.5 %

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis, as well as from net operating loss and tax credit carryforwards, and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets and liabilities represent amounts available to reduce or increase taxes payable on taxable income in future years. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including carrybacks (if applicable), reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. To the extent we do not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established.

Significant components of our deferred tax assets and liabilities were as follows:

	March 31, 2013	April 1, 2012
Deferred tax assets arising from:		
Expense accruals and reserves	**$ 194.0**	$ 97.5
Acquired loss contracts liabilities	**49.6**	47.1
Stock options	**33.0**	29.5
Post-retirement benefits other than pensions	**111.5**	98.3
Pension accruals	**72.3**	37.2
Net operating and capital loss carryforwards	**58.6**	71.0
Tax credit carryforwards	**6.0**	6.5
Valuation allowances	**(49.2)**	(55.2)
Gross deferred tax assets	**475.8**	331.9
Deferred tax liabilities arising from:		
Depreciation/amortization	**(200.1)**	(153.8)
Goodwill	**(238.6)**	(177.7)
Acquired intangible assets	**(689.7)**	(201.8)
Inventory basis differences	**(7.4)**	(59.1)
Gross deferred tax liabilities	**(1,135.8)**	(592.4)
Net deferred tax liabilities	**$ (660.0)**	$ (260.5)

The valuation allowances for deferred tax assets as of March 31, 2013 were $49.2 million. The net change for total valuation allowances for the year ended March 31, 2013 was a decrease of $6.0 million, including a $3.4 million increase from foreign company tax losses and a $9.4 million decrease from U.S. capital losses used and foreign company tax losses used or eliminated through legal entity liquidations. As of March 31, 2013, we had net operating loss carryforward benefits of approximately $3.5 million that expire in the fiscal years ending March 2018 through March 2034. Valuation allowances of $0.2 million were recognized to offset the deferred tax asset relating to those carryforward benefits.

Uncertain Tax Positions

The following table summarizes the activity related to our reserve for unrecognized tax benefits:

	March 31, 2013	April 1, 2012	April 3, 2011
Beginning Balance	**$ 12.9**	$ 12.3	$ 25.4
Gross increases related to prior period tax positions	**30.3**	4.0	9.8
Gross decreases related to prior period tax positions	**(15.3)**	(0.3)	(18.9)
Gross increases related to current period tax positions	**1.0**	0.7	1.6
Decreases related to settlements with tax authorities	**(5.1)**	(3.7)	(5.4)
Expiration of the statute of limitations for assessment of taxes	**(0.2)**	(0.1)	(0.2)
Ending Balance	**$ 23.6**	$ 12.9	$ 12.3

Our policy is to recognize interest and penalties accrued on uncertain tax positions as part of the provision for income taxes. During the years ended March 31, 2013, April 1, 2012 and April 3, 2011, the amount of tax expense recognized related to interest and penalties was immaterial. The reserve for uncertain tax positions as of March 31, 2013, April 1, 2012 and April 3, 2011 included an accrual for interest and penalties of $3.8 million, $3.1 million, and $0.9 million, respectively.

We file income tax returns in the U.S. federal jurisdiction, the United Kingdom, and other state, local, and foreign jurisdictions. As of March 31, 2013, the U.S. Internal Revenue Service has completed examinations of tax years through March 29, 2009. We are no longer subject to examination in the United Kingdom for fiscal years through 2006. For other state, local, and foreign jurisdictions, with few exceptions, the statutes of limitation are closed for all tax years through April 1, 2007.

Included in the reserve for uncertain tax positions at March 31, 2013 and April 1, 2012 are $10.5 million and $4.3 million, respectively, of unrecognized tax benefits that, if recognized, would impact the effective tax rate. We estimate that within the next twelve months, the reserve for uncertain tax positions could change by $0 to $4.1 million. The tax matters associated with these uncertain tax positions primarily relate to state tax positions in various states. These tax matters are not under audit, and we cannot reasonably predict the timing or the ultimate outcome of these matters.

11. Earnings per share

Net income and weighted average number of shares outstanding used to compute earnings per share were as follows:

Fiscal		2013		2012		2011
Amounts attributable to PCC shareholders:						
Net income from continuing operations	$	**1,432.0**	$	1,229.6	$	1,008.4
Net (loss) income from discontinued operations		**(5.4)**		(5.5)		5.1
Net income attributable to PCC shareholders	$	**1,426.6**	$	1,224.1	$	1,013.5

Fiscal	2013	2012	2011
Weighted average shares outstanding-basic	**145.7**	144.4	142.7
Effect of dilutive stock-based compensation plans	**1.0**	1.2	1.2
Weighted average shares outstanding-diluted	**146.7**	145.6	143.9

Basic earnings per share are calculated based on the weighted average number of shares outstanding. Diluted earnings per share are computed based on that same number of shares plus additional dilutive shares representing stock distributable under stock option, phantom stock and employee stock purchase plans computed using the treasury stock method.

Options to purchase 1.4 million, 1.2 million and 1.5 million shares of common stock were outstanding during fiscal 2013, 2012 and 2011, respectively, and were not included in the computation of diluted earnings per share because to do so would have been antidilutive. These options could be dilutive in the future.

12. Fair value measurements

Fair value guidance defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. Fair value guidance defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value guidance also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table presents the assets and liabilities measured at fair value on a recurring basis as of March 31, 2013:

	Fair Value Measurements Using							
		Level 1		Level 2		Level 3		Assets/Liabilities at Fair Value
Assets:								
Trading securities	$	19.4	$	—	$	—	$	19.4
Available for sale securities	$	110.8	$	—	$	—	$	110.8
Derivative instruments	$	—	$	1.5	$	—	$	1.5
Liabilities:								
Derivative instruments	$	—	$	4.5	$	—	$	4.5

The following table presents the assets and liabilities measured at fair value on a recurring basis as of April 1, 2012:

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Assets/Liabilities at Fair Value
Assets:				
Trading securities	$ 74.5	$ —	$ —	$ 74.5
Derivative instruments	$ —	$ 4.1	$ —	$ 4.1
Liabilities:				
Derivative instruments	$ —	$ 1.9	$ —	$ 1.9

Trading securities consist of money market funds, commercial paper, and other highly liquid short-term instruments with maturities of three months or less at the time of purchase. These investments are readily convertible to cash with market value approximating cost. There were no transfers between Level 1 and Level 2 fair value measurements during fiscal 2013 or fiscal 2012.

Available for sale securities consist of investments in shares of publicly traded companies which were acquired through the purchase of TIMET. All available for sale securities are carried at fair value using quoted prices in active markets. Any unrealized gains or losses on these securities are recognized through other comprehensive income.

Derivative instruments consist of fair value hedges, net investment hedges, and cash flow hedges. Foreign exchange, commodity swap and interest rate swap contracts' values are determined using pricing models with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. There were no changes in our valuation techniques used to measure assets and liabilities at fair value on a recurring basis.

We estimate that the fair value of our long-term fixed rate debt instruments was $3,209.9 million compared to a book value of $3,198.1 million at March 31, 2013. At April 1, 2012, the estimated fair value of our long-term fixed rate debt instruments was $221.0 million compared to a book value of $207.4 million. The fair value of long-term fixed rate debt was estimated using a combination of quoted prices, bond yields and spreads for comparable market instruments. Long-term fixed rate debt would be classified as Level 2 within the fair value hierarchy if it were measured at fair value. The estimated fair value of our miscellaneous long-term debt approximates book value.

13. Commitments and contingencies

We lease certain facilities, office space and equipment under operating leases for varying periods. Future minimum rental payments under non-cancelable operating leases with initial or remaining terms of one year or more at March 31, 2013 are as follows:

Fiscal Year	
2014	$ 46.2
2015	36.8
2016	29.0
2017	25.4
2018	21.0
Thereafter	93.4
Total	$ 251.8

Operating lease obligations include $40.2 million attributable to operations held-for-sale. Total rent expense for all operating leases was $42.9 million, $34.3 million and $25.0 million for fiscal 2013, 2012 and 2011, respectively.

Various lawsuits arising during the normal course of business are pending against us. In the opinion of management, the outcome of these lawsuits, either individually or in the aggregate, will not have a material effect on our consolidated financial position, results of operations, cash flows or business.

In the ordinary course of business, we warrant that our products will conform to contractually established standards and tolerances over various time periods. The warranty accrual as of March 31, 2013 and April 1, 2012, and the change in the accrual for fiscal 2013, 2012 and 2011, is not material to our consolidated financial position, results of operations or cash flows.

In connection with certain transactions, primarily divestitures, we may provide routine indemnifications (e.g., retention of previously existing environmental and tax liabilities) with terms that range in duration and often are not explicitly defined. Where appropriate, an obligation for such indemnifications is recorded as a liability. Because the obligated amounts of these types of indemnifications often are not explicitly stated, the overall maximum amount of the obligation under such indemnifications cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of divestiture, we have not historically made significant payments for these indemnifications.

PCC Environmental Matters

PCC continues to participate in environmental assessments and cleanups at several locations. These include currently owned and/or operating facilities and adjoining properties, previously owned or operated facilities and adjoining properties and waste sites, including Superfund (Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA")) sites.

A liability is recorded for environmental remediation when a cleanup program becomes probable and the costs or damages can be reasonably estimated. As assessments and cleanups proceed, the liability is adjusted based on progress made in determining the extent of remedial actions and related costs and damages. The liability can change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements, and technological changes, among others.

The Company's environmental liability balance was $294.4 million and $71.4 million at March 31, 2013 and April 1, 2012, of which $49.5 million and $3.6 million was classified as a current liability, respectively, and generally reflects the best estimate of the costs to remediate identified environmental conditions for which costs can reasonably be estimated. However, if no point in a range of costs is a better estimate than others, the low end of the range of costs is accrued.

In fiscal 2013 the environmental liability was increased by $227.8 million from acquisitions, the majority of which was related to the acquisition of TIMET. Due to the nature of its historical operations, TIMET has significant environmental liabilities at its titanium manufacturing plants. It has for many years, under the oversight of government agencies, conducted investigations of the soil and groundwater contamination at its plant sites. TIMET has initiated remedial actions at its properties, including the capping of former on-site landfills, removal of contaminated sediments from on-site surface impoundments, remediation of contaminated soils and the construction of a slurry wall and groundwater extraction system to treat contaminated groundwater. Although it is anticipated that significant remediation will be completed within the next two to three years, it is expected that a substantial portion of the TIMET environmental accruals will be expended over many years. Expenditures related to these remedial actions and for resolving TIMET's other environmental liabilities will be applied against existing liabilities. As the remedial actions are implemented at these sites, the liabilities will be adjusted based on the progress made in determining the extent of contamination and the extent of required remediation. While the existing liability generally represents our current best estimate of the costs of resolving the identified environmental liabilities, these costs may change substantially due to factors such as, among others, the nature and extent of contamination, changes in legal and remedial requirements and changes in cleanup technologies. In the case of our recent acquisitions, and specifically the TIMET acquisition, we continue to investigate the extent of contamination that existed on the acquisition date, and we expect to revise the provisional amount we recorded as of the acquisition date as additional information about the costs to remediate the existing matters is gathered and evaluated.

The Company recognized remediation expenditures, applied against the environmental liability, of $2.5 million in both fiscal years 2013 and 2012. These amounts include expenditures currently mandated as well as expenditures incurred related to matters for which we have mandatory reporting requirements.

14. Shareholders' equity

Authorized shares of common stock, with no par value and $1 stated value, consisted of 450.0 million shares at March 31, 2013 and April 1, 2012. Authorized and unissued no par serial preferred stock consisted of 1.0 million shares at March 31, 2013 and April 1, 2012.

Shareholder rights plan

The rights agreement, which was adopted in 1998, was renewed on December 16, 2008. The agreement is intended to protect the Company and its shareholders from potentially coercive takeover practices or takeover bids that are inconsistent with the interests of the Company and its shareholders. The agreement is not intended to deter offers that are fair and otherwise in the best interest of the Company's shareholders. Under the renewed rights agreement, each holder of the common stock of the Company at the close of business on December 16, 2008, received a dividend of one right for each share of common stock held entitling the holder to purchase from the Company one one-thousandth of a share of Series A No Par Serial Preferred Stock. Initially, the rights will be represented by the common stock certificates of the Company and will not be exercisable or traded separately from the common stock of the Company. In the absence of further board action, the rights will generally become exercisable if a person or group (i) acquires 15 percent or more of the outstanding common stock of the Company, or (ii) announces or commences a tender or exchange offer that would result in the person or group acquiring 15 percent or more of the outstanding common stock of the Company. Rights held by those that exceed the 15 percent threshold will be void.

In the event that any person or group acquires 15 percent or more of the outstanding common stock of the Company, and the rights are exercisable, each holder of a right (other than holders of rights that have become void) will have the right to receive upon exercise of the right, in lieu of shares of preferred stock, a number of shares of common stock of the Company having a market value of two times the exercise price of the right. If, after a person or group acquires 15 percent or more of the outstanding common stock of the Company, and while the rights are exercisable, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which shares of the common stock are exchanged for stock or other securities or property, or (ii) 50 percent or more of the Company's assets or earning power is sold or transferred, each holder of a right (other than holders of rights that have become void) shall thereafter have the right to receive, upon exercise of the right, common stock of the acquiring company having a value equal to two times the purchase price of the right.

The rights agreement also includes an exchange option. In general, after a person or group acquires 15 percent or more of the outstanding common stock of the Company and while the rights are exercisable, the board of directors may, at its option, effect an exchange of part or all of the rights (other than rights that have become void) for shares of the common stock or preferred stock of the Company. Under this option, the Company would issue one share of common stock of the Company for each right or one one-thousandth of a share of preferred stock for each right, subject to adjustment in certain circumstances.

The Board of Directors may, at its option, redeem all outstanding rights for $0.001 per right at any time prior to the later of the Stock Acquisition Date and the Distribution Date (as these terms are defined in the Rights Agreement). The rights will expire on December 15, 2018, unless earlier redeemed, exchanged, or amended by the board of directors. The rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on our earnings.

Share repurchase program

On January 24, 2013, the Board of Directors approved a $750.0 million program to repurchase shares of the Company's common stock, effective immediately and continuing through June 30, 2015. Repurchases under the Company's program may be made in open market or privately negotiated transactions in compliance with Securities and Exchange Commission Rule 10b-18, subject to market conditions, applicable legal requirements, and other relevant factors. This share repurchase plan does not obligate PCC to acquire any particular amount of common stock, and it may be suspended at any time at the Company's discretion.

As of and for the year ended March 31, 2013, the Company had repurchased 500,000 shares under this program at an average price paid per share of $185.01 for an aggregate purchase price of approximately $92.5 million.

15. Stock-based compensation plans

We account for our stock based compensation plans in accordance with stock-based compensation guidance, which requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements over the vesting period, with the cost measured based on the estimated fair value of the equity or liability instruments issued.

We have three stock incentive plans for certain officers, key salaried employees and directors: the 1994 Stock Incentive Plan, the 1999 Nonqualified Stock Option Plan, and the 2001 Stock Incentive Plan. Shares authorized under these plans totaled approximately 30,192,000 shares. The plans allow for the grant of stock options, stock bonuses, stock appreciation rights, cash bonus rights and restricted stock.

Stock option awards

The Compensation Committee of the Board of Directors determines awards granted under officer and employee stock option plans. To date, all stock option awards under the stock incentive plans have been nonqualified stock option grants. The Compensation Committee fixes the time limit within which options may be exercised and other stock option terms. To date, option grant prices under the three stock incentive plans have been at the fair market value on the date of grant. Generally, options become exercisable at a rate of 25% each year over four years from the date of grant and expire ten years from the date of grant. Total expense recognized was $43.0 million, $39.7 million, and $37.9 million for fiscal 2013, 2012 and 2011, respectively.

Deferred stock unit awards

The Deferred Stock Unit Award Program provides for the grant of deferred stock units ("DSUs") to non-employee directors pursuant to the 2001 Stock Incentive Plan. At a date immediately following the Annual Meeting of Shareholders, each director was granted DSUs in an amount equal to $125,000 in fiscal 2013, 2012 and 2011, divided by the closing price of PCC common stock on that date. Under the terms of the program, the units vest over three years, with provisions for accelerated vesting in certain circumstances. The DSUs are settled in shares of common stock equal to the number of units in a director's account at the time of settlement, which is no earlier than upon cessation of board service. At the time of the annual grant, the director will receive the value of the dividends that would have been paid on the stock underlying the DSUs during the year. The value of the dividends is divided by the closing price of PCC common stock to determine the number of units granted. The cost of these awards is determined as the market value of the shares at the date of grant. Total expense recognized was $1.0 million, $0.9 million, and $1.0 million for fiscal 2013, 2012 and 2011, respectively.

Employee stock purchase plan

We have an Employee Stock Purchase Plan ("ESPP") whereby we are authorized to issue shares of common stock to our full-time employees, nearly all of whom are eligible to participate. Under the terms of the plan, employees can choose to have up to 10 percent of their annual base earnings and bonus withheld to purchase PCC common stock subject to limitations established in the Internal Revenue Code. Employees then have the option to use the withheld funds to purchase shares of PCC common stock at the lower of 85 percent of the fair market value of the stock on the date of grant or on the date of purchase. Total expense recognized was $8.1 million, $7.6 million, and $8.2 million for fiscal 2013, 2012 and 2011, respectively.

Deferred compensation plan

We have a deferred compensation plan whereby eligible executives may elect to defer up to 100% of their regular cash compensation and cash incentive awards, and non-employee Board members may elect to defer up to 100% of their cash compensation for Board service. The compensation deferred under this plan is credited with earnings and losses as determined by the rate of return on investments selected by the plan participants. Each participant is fully vested in all deferred compensation and those earnings that have been credited to their individual accounts. Our promise to pay amounts deferred under this plan is an unsecured obligation. Balances at March 31, 2013 and April 1, 2012 of approximately $68.0 million and $66.5 million, respectively, are reflected in pension and other postretirement benefit obligations in the Consolidated Balance Sheets.

One investment election of the deferred compensation plan is Phantom Stock Units, an investment that tracks the value of PCC common stock. Investments in Phantom Stock Units are permanent for the remaining period of employment at PCC. Effective March 20, 2009, the deferred compensation plan was amended such that payment of investments in Phantom Stock Units following retirement or termination of employment is made only in shares of PCC common stock. Under the amended plan, Phantom Stock Units are accounted for as equity awards. The stock based compensation expense is calculated at the date of purchase of Phantom Stock Units and recorded as additional paid in capital. At March 31, 2013 and April 1, 2012, there was $9.8 million and $9.0 million, respectively, of deferred compensation related to Phantom Stock Units included in additional paid-in capital. Phantom Stock Units for retirees receiving payments under the deferred compensation plan prior to March 20, 2009 continue to be accounted for as liability awards as they were grandfathered under the former plan. The change in market value of Phantom Stock Units accounted for as liability awards are recognized in the consolidated statement of income. We recognized expense of approximately $0.1 million, $0.2 million, and $0.3 million in fiscal 2013, 2012 and 2011, respectively.

The total amount of cash received from the exercise of stock options was $100.1 million, $96.8 million, and $93.3 million in fiscal 2013, 2012 and 2011, respectively. The related tax benefit was $40.1 million, $38.1 million, and $38.5 million in fiscal 2013, 2012 and 2011, respectively.

The outstanding options for stock incentive plan shares have expiration dates ranging from fiscal 2014 to fiscal 2023. At March 31, 2013, approximately 2,825,000 stock incentive plan shares were available for future grants.

There were approximately 189,000 shares issued under the 2008 ESPP during the year ended March 31, 2013. At March 31, 2013, there were approximately 1,546,000 shares available for issuance under the 2008 Employee Stock Purchase Plan.

The following table sets forth total stock-based compensation expense and related tax benefit recognized in the Consolidated Statements of Income:

Fiscal	2013	2012	2011
Cost of goods sold	**$ 16.1**	$ 16.6	$ 16.9
Selling and administrative expenses	**36.1**	31.8	30.4
Stock-based compensation expense before income taxes	**52.2**	48.4	47.3
Income tax benefit	**(16.1)**	(15.0)	(13.6)
Total stock-based compensation expense after income taxes	**$ 36.1**	$ 33.4	$ 33.7

No stock-based compensation expense was capitalized in fiscal 2013, 2012 or 2011 as it was not material. As of March 31, 2013, we had $103.6 million of total unrecognized stock-based compensation expense, net of estimated forfeitures, to be recognized over a weighted average period of 3.0 years.

The fair value of the stock-based awards, as determined under the Black-Scholes valuation model, was estimated using the weighted-average assumptions outlined below:

Fiscal	2013	2012	2011
Stock option plans:			
Risk-free interest rate	**0.5%**	0.7%	1.0%
Expected dividend yield	**0.1%**	0.1%	0.1%
Expected volatility	**38.5%**	42.7%	44.0%
Expected life (in years)	**3.0 – 4.4**	3.0 – 4.4	3.0 – 4.4
Employee Stock Purchase Plan:			
Risk-free interest rate	**0.1%**	0.3%	0.4%
Expected dividend yield	**0.1%**	0.1%	0.1%
Expected volatility	**28.5%**	29.9%	38.4%
Expected life (in years)	**1.0**	1.0	1.0

We use the U.S. Treasury (constant maturity) interest rate as the risk-free interest rate, and we use 4-year historical volatility for stock option plans and 1-year historical volatility for the Employee Stock Purchase Plan as the expected volatility. Our determination of expected terms and estimated pre-vesting forfeitures is based on an analysis of historical and expected patterns.

The weighted-average fair value of stock-based compensation awards granted and the intrinsic value of options exercised during the period were:

Fiscal	2013	2012	2011
Stock option plans:			
Grant date fair value per share	**$ 54.92**	$ 55.81	$ 48.81
Total fair value of awards granted	**$ 73.2**	$ 56.4	$ 49.1
Total intrinsic value of options exercised	**$ 124.6**	$ 120.4	$ 119.4
Employee Stock Purchase Plan:			
Grant date fair value per share	**$ 42.83**	$ 36.95	$ 33.33
Total fair value	**$ 8.1**	$ 7.6	$ 8.2

Additional information with respect to stock option activity is as follows:

	Option Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding at March 28, 2010	6,051,000	$ 76.21	7.42	$ 303.0
Granted	1,005,000	137.27		
Exercised	(1,567,000)	59.51		
Forfeited or expired	(315,000)	97.45		
Outstanding at April 3, 2011	5,174,000	91.88	7.06	298.7
Granted	1,010,000	160.99		
Exercised	(1,323,000)	73.17		
Forfeited or expired	(126,000)	113.21		
Outstanding at April 1, 2012	4,735,000	111.29	7.29	291.7
Granted	1,333,000	174.55		
Exercised	(1,256,000)	79.68		
Forfeited or expired	(250,000)	145.47		
Outstanding at March 31, 2013	4,562,000	136.70	7.50	241.5
Vested or expected to vest at March 31, 2013 [(1)]	4,288,000	134.83	7.40	234.9
Exercisable at March 31, 2013	1,926,000	107.52	5.77	158.1

(1) Represents outstanding options reduced by expected forfeitures

16. Accumulated other comprehensive loss

Comprehensive income is the sum of net income and all other non-owner changes in equity. The components of the non-owner changes in equity, or accumulated other comprehensive loss, were as follows (net of tax):

Fiscal	2013	2012
Cumulative unrealized foreign currency translation (losses) gains	**$ (79.1)**	$ 19.6
Pension and postretirement obligations	**(488.8)**	(462.0)
Unrecognized gain on derivatives	**1.1**	0.7
Unrecognized gain on available-for-sale securities	**14.6**	—
Accumulated other comprehensive loss	**$ (552.2)**	$ (441.7)

17. Derivatives and hedging activities

We hold and issue derivative financial instruments for the purpose of hedging the risks of certain identifiable and anticipated transactions and to protect our investments in foreign subsidiaries. In general, the types of risks hedged are those relating to the variability of future earnings and cash flows caused by movements in foreign currency exchange rates and changes in commodity prices and interest rates. We document our risk management strategy and hedge effectiveness at the inception of and during the term of each hedge.

Derivative financial instruments are recorded in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity (as a component of accumulated other comprehensive income (loss)) depending on whether the derivative is being used to hedge changes in fair value, cash flows, or a net investment in a foreign operation. In the normal course of business, we execute the following types of hedge transactions:

Fair value hedges

We have sales and purchase commitments denominated in foreign currencies. Foreign currency forward contracts are used to hedge against the risk of change in the fair value of these commitments attributable to fluctuations in exchange rates. We also have exposure to fluctuations in interest rates. Interest rate swaps are used to hedge against the risk of changes in the fair value of fixed rate borrowings attributable to changes in interest rates. Changes in the fair value of the derivative instrument are offset in the income statement by changes in the fair value of the item being hedged.

Net investment hedges

We use foreign currency forward contracts designated as net investment hedges to hedge net investments in certain foreign subsidiaries whose functional currency is the local currency. The effective portion of the gains and losses on net investment hedge transactions are reported in cumulative translation adjustment as a component of shareholders' equity.

Cash flow hedges

We have exposure to fluctuations in foreign currency exchange rates. Foreign currency forward contracts and options are used to hedge the variability in cash flows from forecast receipts or expenditures denominated in currencies other than the functional currency. We also have exposure to fluctuations in commodity prices. Commodity swaps are used to hedge against the variability in cash flows from forecasted commodity purchases. For cash flow hedge transactions, changes in the fair value of the derivative instruments are reported in accumulated other comprehensive income (loss). The gains and losses on cash flow hedge transactions that are reported in accumulated other comprehensive income (loss) are reclassified to earnings in the periods in which earnings are affected by the variability of the cash flows of the hedged item. The ineffective portions of all hedges are recognized in current period earnings.

We formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are designated as hedging instruments have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not, or has ceased to be, highly effective as a hedge, we discontinue hedge accounting prospectively.

As of March 31, 2013, there were $2.0 million of deferred net losses (pre-tax) relating to derivative activity in accumulated other comprehensive loss that are expected to be transferred to net earnings over the next twelve months when the forecasted transactions actually occur. As of March 31, 2013, the maximum term over which we are hedging exposures to the variability of cash flows for all forecasted and recorded transactions is 15 months. The amount of net notional foreign exchange contracts outstanding as of March 31, 2013 was approximately $490 million. We believe that there is no significant credit risk associated with the potential failure of any counterparty to perform under the terms of any derivative financial instrument.

Derivative instruments are measured at fair value within the consolidated balance sheet either as assets or liabilities. As of March 31, 2013, accounts receivable included foreign exchange contracts of $1.5 million and accounts payable included foreign exchange contracts of $4.5 million. As of April 1, 2012, accounts receivable included foreign exchange contracts of $2.5 million and other assets included interest rate swap contracts of $1.6 million. As of April 1, 2012, accounts payable included foreign exchange contracts of $1.9 million.

For the years ended March 31, 2013, April 1, 2012 and April 3, 2011, we recognized $2.6 million, $3.8 million and $9.9 million of gains, respectively, in the consolidated statements of income for derivatives designated as hedging instruments. For the years ended March 31, 2013, April 1, 2012 and April 3, 2011, we recognized $1.9 million of losses, $2.1 million of losses, and $8.6 million of gains, respectively, in the consolidated statements of income for derivatives not designated as hedging instruments. The ineffective portion of gains and losses relating to derivatives designated as hedging instruments in fiscal 2013, 2012 or 2011 was not significant.

18. Pension and other postretirement benefit plans

We sponsor many U.S. and non-U.S. defined benefit pension plans. Benefits provided by these plans are generally based on years of service and compensation. Our general funding policy for qualified pension plans is to contribute amounts at least sufficient to satisfy regulatory funding standards. We also provide postretirement medical benefits for certain eligible employees who have satisfied plan eligibility provisions, which include age and/or service requirements.

Pension and postretirement benefit obligations and funded status

Fiscal	Pension Benefits 2013	Pension Benefits 2012	Other Postretirement Benefits 2013	Other Postretirement Benefits 2012
Change in plan assets:				
Beginning fair value of plan assets	$ 1,719.3	$ 1,680.2	$ —	$ —
Actual return on plan assets	193.1	53.4	—	—
Business acquisition	246.9	3.9	—	—
Company contributions	69.1	69.4	8.4	8.5
Plan participants' contributions	2.2	2.2	—	—
Benefits paid	(83.4)	(81.6)	(8.4)	(8.5)
Exchange rate and other	(28.2)	(8.2)	—	—
Ending fair value of plan assets	$ 2,119.0	$ 1,719.3	$ —	$ —
Change in projected benefit obligations:				
Beginning projected benefit obligations	$ 1,919.2	$ 1,642.8	$ 90.7	$ 83.5
Service cost	43.5	34.5	0.8	0.7
Interest cost	96.1	92.1	4.3	4.6
Plan participants' contributions	2.2	2.2	—	—
Amendments/curtailments/settlement	(0.2)	4.6	—	1.8
Business acquisition/other	358.9	5.3	12.7	—
Actuarial losses	158.1	227.0	6.3	8.6
Benefits paid	(83.4)	(81.6)	(8.4)	(8.5)
Exchange rate and other	(28.5)	(7.7)	—	—
Ending projected pension and postretirement benefit obligations	$ 2,465.9	$ 1,919.2	$ 106.4	$ 90.7
Funded Status:				
Fair value of plan assets less than projected pension and postretirement benefit obligations	$ (346.9)	$ (199.9)	$ (106.4)	$ (90.7)
Amounts recognized in the balance sheets:				
Noncurrent asset	$ 39.7	$ 13.4	$ —	$ —
Current liabilities	(5.5)	(5.4)	(8.0)	(7.0)
Noncurrent liabilities	(381.1)	(207.9)	(98.4)	(83.7)
Net amount recognized	$ (346.9)	$ (199.9)	$ (106.4)	$ (90.7)
Amounts recognized in accumulated other comprehensive loss consist of:				
Net actuarial loss	$ 717.4	$ 669.6	$ 20.6	$ 15.4
Prior service cost	14.3	17.7	1.3	1.6
Unrecognized net transition obligation	—	0.1	—	—
Net amount recognized, before tax effect	$ 731.7	$ 687.4	$ 21.9	$ 17.0

Of the total amounts included in accumulated other comprehensive loss as of March 31, 2013, we estimate that we will recognize amortization of the following amounts as components of net periodic pension and postretirement benefit cost in fiscal 2014: net loss of $52.7 million and prior service cost of $3.6 million. Several of our defined benefit pension plans have accumulated benefit obligations in excess of plan assets. As of March 31, 2013, the aggregate projected benefit obligation was $1,333.4 million, the aggregate accumulated benefit obligation was $1,257.7 million, and the aggregate fair value of plan assets was $1,004.1 million associated with these defined benefit pension plans.

Components of net periodic pension cost

The net periodic pension cost for our pension plans consisted of the following components:

Fiscal	2013	2012	2011
Service cost	**$ 45.7**	$ 36.6	$ 35.3
Interest cost	**96.1**	92.1	91.0
Expected return on plan assets	**(137.5)**	(131.5)	(123.5)
Amortization of prior service cost/curtailment gain	**3.3**	3.0	3.1
Amortization of transition asset	**0.1**	0.2	0.2
Amortization of net actuarial loss	**45.1**	21.8	18.7
Net periodic pension cost	**$ 52.8**	$ 22.2	$ 24.8

The net postretirement benefit cost of our postretirement benefit plans consisted of the following components:

Fiscal	2013	2012	2011
Service cost	**$ 0.8**	$ 0.7	$ 0.8
Interest cost	**4.3**	4.6	5.7
Amortization of prior service cost/curtailment gain	**0.3**	(0.3)	(0.7)
Amortization of net actuarial loss	**1.1**	0.5	0.6
Net postretirement benefit cost	**$ 6.5**	$ 5.5	$ 6.4

Components of amounts recognized in other comprehensive income

The changes in plan assets and benefit obligations recognized in other comprehensive income for our pension plans consisted of the following:

Fiscal	2013	2012	2011
Net actuarial loss	**$ 62.2**	$ 283.8	$ 46.0
Amortization of net actuarial loss	**(7.3)**	(2.6)	(2.5)
Prior service cost	**(0.2)**	4.5	—
Amortization of prior service cost	**(3.2)**	(3.0)	(3.1)
Amortization of transition obligation	**(0.1)**	(0.2)	(0.2)
Exchange rate (loss) gain	**(7.0)**	(1.2)	6.0
Total recognized in OCI	**$ 44.4**	$ 281.3	$ 46.2

The changes in plan assets and benefit obligations recognized in other comprehensive income for our postretirement benefit plans consisted of the following:

Fiscal	2013	2012	2011
Net actuarial loss (gain)	**$ 5.2**	$ 8.0	$ (11.5)
Prior service cost	**—**	1.9	0.3
Amortization of prior service cost	**(0.3)**	0.3	5.1
Total recognized in OCI	**$ 4.9**	$ 10.2	$ (6.1)

Weighted-average assumptions

The weighted-average assumptions used in determining the pension and postretirement benefit obligations in our pension and postretirement plans in fiscal 2013 and 2012 were as follows:

U.S. Plans	Pension Benefits		Other Postretirement Benefits	
Fiscal	2013	2012	2013	2012
Discount rate	**4.25%**	4.85%	**4.25%**	4.85%
Rate of compensation increase	**3.00%**	3.00%	**3.00%**	3.00%

Non-U.S. Plans	Pension Benefits	
Fiscal	2013	2012
Discount rate	**4.76%**	5.27%
Rate of compensation increase	**2.98%**	2.97%

As of March 31, 2013, the projected U.S. pension benefit obligation was $1,531.3 million and the non-U.S. pension benefit obligation was $934.6 million.

The weighted-average assumptions used in determining the net periodic pension and postretirement benefit cost in our pension and postretirement plans in fiscal 2013, 2012 and 2011 were as follows:

U.S. Plans	Pension Benefits			Other Postretirement Benefits		
Fiscal	2013	2012	2011	2013	2012	2011
Discount rate	**4.80%**	5.75%	6.25%	**4.85%**	5.75%	6.25%
Expected return on plan assets	**8.00%**	8.00%	8.00%	**—**	—	—
Rate of compensation increase	**3.00%**	3.00%	3.25%	**3.00%**	3.00%	3.25%

Non-U.S. Plans	Pension Benefits		
Fiscal	2013	2012	2011
Discount rate	**4.98%**	5.88%	5.83%
Expected return on plan assets	**7.50%**	7.50%	7.50%
Rate of compensation increase	**2.91%**	3.22%	3.43%

For the year ended March 31, 2013, our U.S. net periodic pension cost was $50.4 million and our non-U.S. net periodic benefit income was $2.4 million.

Health care trend rates

The health care cost trend rates used in fiscal 2013 and 2012 were as follows:

	Other Postretirement Benefits	
Fiscal	2013	2012
Health care cost trend assumed for next year	**7.83%**	6.73%
Ultimate trend rate	**4.50%**	4.70%
Year ultimate rate is reached	**2081**	2081

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1 percentage point increase	1 percentage point decrease
Effect on total of service and interest cost components	$ 0.2	$ (0.2)
Effect on postretirement benefit obligation	$ 3.3	$ (2.9)

During fiscal 2013, we contributed $69.1 million to the defined benefit pension plans, of which $50.0 million was voluntary. In the first quarter of fiscal 2014, we will make a $50.0 million voluntary contribution to various defined benefit pension plans. We expect to contribute approximately $20.3 million of required contributions in fiscal 2014, for total contributions to the defined benefit pension plans of approximately $70.3 million in fiscal 2014. In addition, we contributed $8.4 million to the other postretirement benefit plans during fiscal 2013. We expect to contribute approximately $8.0 million to the other postretirement benefit plans during fiscal 2014.

Estimated future benefit payments for our pension and other postretirement benefit plans are expected to be:

Fiscal Year	Pension Benefits	Other Postretirement Benefits
2014	$ 119.8	$ 8.0
2015	101.8	7.9
2016	104.8	7.8
2017	108.3	7.7
2018	113.3	7.7
2019-2023	656.3	35.4

Plan asset allocations

The Company's asset allocation strategy is designed to balance the objectives of achieving the asset return assumption consistently over the long-term in order to fund future payment obligations and broadly diversifying investments across financial markets to protect investment values against adverse movements. In addition, we seek to minimize the volatility of the plans' funded status and the Company's pension expense. Asset classes with differing expected rates of return, return volatility and correlations are utilized to control risk and provide diversification. The asset categories are described below, along with the investment level classification under fair value guidance as defined in Note 12—Fair value measurements.

Public Equity Securities (Long/Hedged)

Long equity investments consist of publicly traded equity securities that are well diversified across managers, styles, sectors and countries. Hedged equity investments typically add short positions in equities or equity futures in order to generate absolute returns regardless of equity market direction. Public equity investments made directly through managed (separate) account structures and valued based upon closing prices reported in active trading markets are classified as Level 1. Equity investments made indirectly via liquid pooled funds valued at the net asset value ("NAV") of the fund are classified as Level 2 and are typically valued at the most recently published NAV of the fund, which may be derived from underlying investment values one quarter earlier, unless management believes an adjustment to NAV is warranted based on changes in observable inputs or an expectation that an investment will be sold at a value other than NAV.

Private Equity

Private equity investments consist of investments in limited partnerships or commingled vehicles with managers who purchase interests in non-public companies. Sub-categories of private equity may include venture capital, early stage, special situations or restructuring funds. Private equity funds typically have low liquidity, a 10 year or longer investment commitment, and valuation methodologies that require the use of significant unobservable inputs. Private equity investments are classified as Level 3 and are typically valued at the most recently published NAV of the fund, unless management believes an adjustment is warranted as described above. For the years ended March 31, 2013 and April 1, 2012, no material adjustments were made to fund NAVs.

Absolute Return (Market Sectors/Arbitrage)

Absolute return strategies are investments with managers who seek specified levels of absolute returns with minimal correlation to market movements. Absolute return managers typically invest in futures, forwards or options on a variety of asset classes. Market sector strategies seek to capitalize on movements in commodity, currency, interest rate and/or other traditional markets while arbitrage strategies focus on credit, volatility or other alternative asset classes. Investments are typically made in limited partnerships and classified Level 2 when funds offer regular liquidity at fund NAVs and reported values are based on significant observable inputs. All other investments are classified as Level 3 and are typically valued at the most recently published NAV of the fund, unless management believes an adjustment is warranted as described above.

Royalty Investments

Royalty investments are made through a limited partnership which purchases income-producing royalties derived from sales of pharmaceutical products. Valuation of the fund is determined from an independent appraisal process whereby significant observable inputs are used in determining the fund's NAV. Liquidity is typically arranged in the secondary market with trades occurring at the most recent published NAV. Royalty investments are classified as Level 2 and are typically valued at the most recently published NAV of the fund, unless management believes an adjustment is warranted as described above.

Fixed Income (Investment/Non-Investment Grade)

Fixed income investments consist of public and private fixed income securities of U.S. and non-U.S. government and corporate issuers, fixed income mutual funds and interest rate derivatives intended to hedge a portion of the pension plan's sensitivity to interest changes. Fixed income investments made directly through managed (separate) account structures and valued based upon closing prices reported in the active trading markets are classified as Level 1. Fixed income investments made indirectly via liquid pooled funds valued at the NAV of the fund are classified as Level 2. Fixed income investments with low liquidity and valuation methodologies that require the use of significant unobservable inputs are classified as Level 3.

The fair value methods employed by PCC as noted above may not be validated at the time of sale and may not reflect future fair value measurements. The use of different assumptions of valuation methodologies may lead to different fair value measurements.

Cash/Other

Cash and other investments include highly liquid money market securities, demand deposits and other cash equivalents.

The table below sets forth our target asset allocation for fiscal 2013 and the actual allocations at March 31, 2013 and April 1, 2012:

	Target Allocation 2013	Actual Allocation March 31, 2013	Actual Allocation April 1, 2012
Equity	**25% – 60%**	44%	41%
Fixed Income	**5% – 50%**	24%	23%
Absolute Return	**5% – 40%**	20%	24%
Royalties	**0% – 15%**	7%	7%
Cash/Other	**1% – 10%**	5%	5%
Total		100%	100%

The fair value of our pension plan assets at March 31, 2013 by asset category are as follows:

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Total
Equity:				
Long	$ 317.5	$ 214.8	$ —	$ 532.3
Hedged	50.5	112.3	0.7	163.5
Private Equity / Venture Capital	—	—	241.0	241.0
Total Equity	368.0	327.1	241.7	936.8
Absolute Return:				
Market Sectors	—	215.8	—	215.8
Arbitrage	—	197.1	6.7	203.8
Total Absolute Return	—	412.9	6.7	419.6
Royalties	—	151.7	—	151.7
Fixed Income:				
Investment Grade	390.5	29.5	—	420.0
Non-Investment Grade	—	40.9	48.9	89.8
Total Fixed Income	390.5	70.4	48.9	509.8
Cash/Other	100.1	1.0	—	101.1
Total	$ 858.6	$ 963.1	$ 297.3	$ 2,119.0

The table below sets forth a summary of changes in the fair value of the pension plan's Level 3 assets for the year ended March 31, 2013:

Investment	Balance at April 1, 2012	Realized / Unrealized Gain / (Loss)	Net Purchases / (Redemptions)	Transfers Into / (Out of) Level 3	Balance at March 31, 2013
Hedged Equity	$ 0.8	$ —	$ (0.1)	$ —	$ 0.7
Private Equity / Venture Capital	165.8	66.5	8.7	—	241.0
Arbitrage	12.6	(4.3)	(1.6)	—	6.7
Fixed Income - Non-Investment Grade	31.7	2.6	14.6	—	48.9
Total	$ 210.9	$ 64.8	$ 21.6	$ —	$ 297.3

The fair value of our pension plan assets at April 1, 2012 by asset category are as follows:

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Total
Equity:				
Long	$ 288.1	$ 45.1	$ —	$ 333.2
Hedged	48.6	159.7	0.8	209.1
Private Equity / Venture Capital	—	—	165.8	165.8
Total Equity	336.7	204.8	166.6	708.1
Absolute Return:				
Market Sectors	—	206.0	—	206.0
Arbitrage	—	192.9	12.6	205.5
Total Absolute Return	—	398.9	12.6	411.5
Royalties	—	126.9	—	126.9
Fixed Income:				
Investment Grade	311.7	2.2	—	313.9
Non-Investment Grade	—	41.1	31.7	72.8
Total Fixed Income	311.7	43.3	31.7	386.7
Cash/Other	85.3	0.8	—	86.1
Total	$ 733.7	$ 774.7	$ 210.9	$ 1,719.3

The table below sets forth a summary of changes in the fair value of the pension plan's Level 3 assets for the year ended April 1, 2012:

Investment	Balance at April 3, 2011	Realized / Unrealized Gain / (Loss)	Net Purchases / (Redemptions)	Transfers Into / (Out of) Level 3	Balance at April 1, 2012
Hedged Equity	$ —	$ (0.4)	$ (0.8)	$ 2.0	$ 0.8
Private Equity / Venture Capital	$ 133.7	$ 5.5	$ 26.6	$ —	$ 165.8
Arbitrage	12.7	(3.9)	—	3.8	12.6
Fixed Income - Non-Investment Grade	40.0	2.6	(10.9)	—	31.7
Total	$ 186.4	$ 3.8	$ 14.9	$ 5.8	$ 210.9

Multi-employer pension plans

We are a participating employer in several trustee-managed multiemployer, defined benefit pension plans for employees who participate in collective bargaining agreements. The risks of participating in these multiemployer plans are different from single-employer plans in that (i) assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers; (ii) if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be required to be assumed by the remaining participating employers and (iii) if we choose to stop participating in any of our multiemployer plans, we may be required to pay those plans a withdrawal amount based on the underfunded status of the plan. The following table outlines our participation in multiemployer plans:

		Pension Protection Act Zone Status (a)			Contributions of PCC				
Pension Fund	**EIN/Pension Plan Number**	**FY2013**	**FY2012**	**FIP/RP Status (b)**	**FY2013**	**FY2012**	**FY2011**	**Surcharge Imposed**	**Expiration Date of Collective Bargaining Agreement**
IAM National Pension Plan	51-6031295/ 002 (c)	Green	Green	Not Applicable	$ 1.0	$ 1.0	$ 1.0	No	6/30/2017 8/15/2016 2/29/2016
Steelworkers Pension Trust	23-6648508/ 499	Green	Green	Not Applicable	3.4	3.2	3.0	No	8/7/2015 9/17/2017
Boilermaker-Blacksmith National Pension Trust	48-6168020/ 001 (c)(d)	Yellow	Yellow	Implemented	0.9	0.5	0.7	No Yes	2/14/2014 7/15/2015
				Total Contributions:	$ 5.3	$ 4.7	$ 4.7		

[a] Unless otherwise noted in the table, the most recent Pension Protection Act zone status available in fiscal 2013 and fiscal 2012 is for the plan's year-end at December 31, 2012 and 2011, respectively. The zone status is based on information that we received from the plan and is certified by the plan's actuary.

[b] The "FIP/RP Status" column indicates plans for which a Funding Improvement Plan ("FIP") or a Rehabilitation Plan ("RP") is either pending or has been implemented.

[c] The plans zone status was calculated after taking into account IRS approval for an "amortization extension", adjusting future benefit accruals, and electing other funding relief measures made available under the Pension Relief Act of 2010.

[d] Beginning on January 1, 2010, the minimum contribution rate required to be paid by the employers is equal to the base contribution rate in effect, for the collective bargaining agreement in effect on September 30, 2008, multiplied by the following factors over the following calendar years: 2011 - 170%; 2012 - 205%; 2013 - 240%; after 01/01/2014 - 275%.

Defined contribution plans

The expense related to employer contributions to our defined contribution plans was $22.8 million, $18.9 million and $14.4 million in fiscal 2013, 2012 and 2011, respectively.

19. Segment information

Information regarding segments is presented in accordance with segment disclosure guidance. Based on the criteria outlined in this guidance, our operations are classified into three reportable operating segments: Investment Cast Products, Forged Products and Airframe Products.

Investment Cast Products

The Investment Cast Products segment manufactures investment castings, and provides related investment casting materials and alloys, for aircraft engines, industrial gas turbine engines, airframes, armaments, medical prostheses and other industrial applications.

Forged Products

The Forged Products segment manufactures forged components from sophisticated titanium and nickel-based alloys principally for the aerospace and power markets, and manufactures metal alloys used to produce forged components for aerospace and non-aerospace markets which include products for oil and gas, chemical processing, and pollution control applications. The segment also provides nickel superalloy and titanium revert management solutions, re-melting various material byproducts and reusing them in casting, forging, and fastener manufacturing processes. The Forged Products segment also produces seamless pipe for the power and the oil and gas industries.

Airframe Products

The Airframe Products segment primarily produces highly engineered fasteners, fastener systems, aerostructures, and precision components for critical applications in the aerospace, automotive and industrial machinery markets. The majority of our Airframe Products sales come from the same aerospace customer base served by our Investment Cast Products and Forged Products segments. The balance of the segment's sales is derived from automotive and general industrial markets, including farm machinery, construction equipment, machine tools, medical equipment, appliances and recreation.

Our chief operating decision maker evaluates performance and allocates resources based on revenues, operating income and net assets employed. The accounting policies of the reportable segments are the same as those described in Note 1—Summary of Significant Accounting Policies. Segment results are as follows:

Fiscal	**2013**	**2012**	**2011**
Net sales:			
Investment Cast Products	**$ 2,480.4**	$ 2,326.9	$ 2,095.6
Forged Products	**3,566.0**	3,176.8	2,768.3
Airframe Products	**2,331.4**	1,698.2	1,344.8
Consolidated net sales	**$ 8,377.8**	$ 7,201.9	$ 6,208.7
Intercompany sales activity [1]:			
Investment Cast Products [2]	**$ 303.0**	$ 295.5	$ 238.8
Forged Products [3]	**991.0**	927.4	739.9
Airframe Products [4]	**150.0**	115.9	99.4
Total intercompany sales activity	**$ 1,444.0**	$ 1,338.8	$ 1,078.1
Segment operating income (loss):			
Investment Cast Products	**$ 838.4**	$ 766.4	$ 665.5
Forged Products	**777.0**	684.9	538.1
Airframe Products	**690.8**	488.1	411.0
Corporate expense	**(144.9)**	(123.5)	(113.1)
Total segment operating income	**2,161.3**	1,815.9	1,501.5
Interest expense, net	**31.8**	5.2	9.0
Consolidated income before income taxes and equity in earnings of unconsolidated affiliates	**$ 2,129.5**	$ 1,810.7	$ 1,492.5
Depreciation and amortization expense:			
Investment Cast Products	**$ 35.7**	$ 35.1	$ 34.9
Forged Products	**116.4**	88.1	87.7
Airframe Products	**57.1**	40.4	34.7
Corporate	**5.7**	6.2	6.5
Consolidated depreciation and amortization expense	**$ 214.9**	$ 169.8	$ 163.8
Capital expenditures:			
Investment Cast Products	**$ 46.3**	$ 48.1	$ 28.5
Forged Products	**163.3**	75.4	65.5
Airframe Products	**57.7**	39.1	26.4
Corporate	**53.3**	29.5	—
Consolidated capital expenditures	**$ 320.6**	$ 192.1	$ 120.4
Total assets:			
Investment Cast Products	**$ 1,437.5**	$ 1,372.6	
Forged Products [5]	**9,567.5**	4,864.5	
Airframe Products	**5,171.5**	3,441.5	
Corporate [6]	**632.3**	761.8	
Discontinued operations	**87.2**	118.4	
Consolidated total assets	**$ 16,896.0**	$ 10,558.8	

(1) Intercompany sales activity consists of each segment's total intercompany sales activity, including intercompany sales activity within a segment and between segments.

(2) Investment Cast Products: Includes intersegment sales activity of $51.9 million, $47.5 million and $33.2 million for fiscal 2013, 2012 and 2011, respectively.

(3) Forged Products: Includes intersegment sales activity of $102.9 million, $87.3 million and $67.4 million for fiscal 2013, 2012 and 2011, respectively.

(4) Airframe Products: Includes intersegment sales activity of $6.6 million, $4.5 million and $4.2 million for fiscal 2013, 2012 and 2011, respectively.

(5) Forged Products assets include $443.5 million and $441.5 million in fiscal 2013 and 2012, respectively, related to investments in unconsolidated affiliates.

(6) Corporate assets consist principally of cash and cash equivalents, property, plant & equipment and other assets.

Net direct sales to General Electric were 15.2 percent, 14.8 percent and 12.5 percent of total sales in fiscal 2013, 2012 and 2011, respectively, as follows:

Fiscal		2013		2012		2011
Investment Cast Products	$	**697.2**	$	558.9	$	523.2
Forged Products		**540.2**		464.2		224.5
Airframe Products		**38.4**		40.8		27.5
	$	**1,275.8**	$	1,063.9	$	775.2

No other customer directly accounted for more than 10 percent of net sales.

Our business is conducted on a global basis with manufacturing, service and sales undertaken in various locations throughout the world. Net sales are attributed to geographic areas based on the location of the assets producing the revenues. Long-lived assets consist of net property, plant and equipment and certain other tangible long-term assets of continuing operations. Geographic information regarding our net sales and long-lived assets is as follows:

Fiscal		2013		2012		2011
United States	$	**6,849.3**	$	5,952.7	$	5,161.8
United Kingdom		**873.3**		796.2		672.1
Other countries		**655.2**		453.0		374.8
Net sales	$	**8,377.8**	$	7,201.9	$	6,208.7
United States	$	**1,877.1**	$	1,211.6		
United Kingdom		**239.9**		165.9		
Other countries		**191.6**		104.2		
Assets of discontinued operations		**37.0**		57.6		
Total tangible long-lived assets [(1)]	$	**2,345.6**	$	1,539.3		

(1) Long-lived assets exclude $445.4 million and $442.8 million in fiscal 2013 and 2012, respectively, related to investments in unconsolidated affiliates.

20. Condensed consolidating financial information

Certain of our subsidiaries guarantee certain of our outstanding debt securities consisting of $200 million of 5.6% Senior Notes due in fiscal 2014. The following condensed consolidating financial information presents, in separate columns, financial information for (i) Precision Castparts Corp. (on a parent only basis) with its investment in its subsidiaries recorded under the equity method, (ii) guarantor subsidiaries that guarantee the Company's public notes, with any investments in non-guarantor subsidiaries recorded under the equity method, (iii) direct and indirect non-guarantor subsidiaries on a combined basis, (iv) the eliminations necessary to arrive at the information for the Company and its subsidiaries on a consolidated basis, and (v) the Company on a consolidated basis, in each case for balance sheets as of March 31, 2013 and April 1, 2012, statements of income and statements of cash flows for the fiscal years ended March 31, 2013, April 1, 2012, and April 3, 2011. The public notes are fully and unconditionally guaranteed on a joint and several basis by each guarantor subsidiary. The guarantor subsidiaries include the majority of our domestic subsidiaries within the Investment Cast Products, Forged Products and Airframe Products segments that are 100% owned, directly or indirectly, by the Company within the meaning of Rule 3-10(h)(1) of Regulation S-X. There are no contractual restrictions limiting transfers of cash from guarantor and non-guarantor subsidiaries to the parent company, Precision Castparts Corp. The condensed consolidating financial information is presented herein, rather than separate financial statements for each of the guarantor subsidiaries, because guarantors are 100% owned and the guarantees are full and unconditional, joint and several.

The parent company had positive cash flows from operations for the year ended April 1, 2012. The positive operating cash flows are due to a variety of factors, including timing differences on intercompany charges from the parent to the subsidiaries as those charges are often settled with subsidiaries prior to the payment to our third party vendors, the application of tax overpayments from the prior year's tax returns to reduce quarterly estimated tax payments, and the tax benefit on the book expense recorded for stock based compensation expense. In addition, a significant portion of the parent Company's expenses, such as stock based compensation expense, do not result in a current period cash outflow.

Condensed Consolidating Statements of Income

Year Ended March 31, 2013	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ —	$ 6,857.9	$ 1,869.5	$ (349.6)	$ 8,377.8
Costs and expenses:					
Cost of goods sold	16.1	4,653.8	1,360.0	(349.6)	5,680.3
Selling and administrative expenses	120.0	314.5	101.7	—	536.2
Other (income) expense	(9.0)	(5.7)	(4.1)	18.8	—
Interest (income) expense, net	(34.4)	59.9	6.3	—	31.8
Equity in earnings of subsidiaries	(1,475.1)	(68.9)	—	1,544.0	—
Total costs and expenses	(1,382.4)	4,953.6	1,463.9	1,213.2	6,248.3
Income before income tax and equity in earnings of unconsolidated affiliates	1,382.4	1,904.3	405.6	(1,562.8)	2,129.5
Income tax benefit (expense)	44.2	(641.5)	(98.3)	—	(695.6)
Equity in earnings of unconsolidated affiliates	—	1.3	(0.7)	—	0.6
Net income from continuing operations	1,426.6	1,264.1	306.6	(1,562.8)	1,434.5
Net income (loss) from discontinued operations	—	11.9	(17.3)	—	(5.4)
Net income	1,426.6	1,276.0	289.3	(1,562.8)	1,429.1
Net income attributable to noncontrolling interest	—	—	(2.5)	—	(2.5)
Net income attributable to PCC	$ 1,426.6	$ 1,276.0	$ 286.8	$ (1,562.8)	$ 1,426.6

Condensed Consolidating Statements of Income

Year Ended April 1, 2012	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ —	$ 6,026.3	$ 1,500.1	$ (324.5)	$ 7,201.9
Costs and expenses:					
Cost of goods sold	16.6	4,097.3	1,150.2	(324.5)	4,939.6
Selling and administrative expenses	97.1	268.4	80.9	—	446.4
Other expense (income)	1.2	(5.7)	4.5	—	—
Interest (income) expense, net	(51.6)	64.1	(7.3)	—	5.2
Equity in earnings of subsidiaries	(1,256.5)	(79.9)	—	1,336.4	—
Total costs and expenses	(1,193.2)	4,344.2	1,228.3	1,011.9	5,391.2
Income before income tax and equity in earnings of unconsolidated affiliates	1,193.2	1,682.1	271.8	(1,336.4)	1,810.7
Income tax benefit (expense)	30.9	(558.9)	(66.0)	—	(594.0)
Equity in earnings of unconsolidated affiliates	—	1.4	13.2	—	14.6
Net income from continuing operations	1,224.1	1,124.6	219.0	(1,336.4)	1,231.3
Net income (loss) from discontinued operations	—	1.5	(7.0)	—	(5.5)
Net income	1,224.1	1,126.1	212.0	(1,336.4)	1,225.8
Net income attributable to noncontrolling interest	—	—	(1.7)	—	(1.7)
Net income attributable to PCC	$ 1,224.1	$ 1,126.1	$ 210.3	$ (1,336.4)	$ 1,224.1

Condensed Consolidating Statements of Income

Year Ended April 3, 2011	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ —	$ 5,227.5	$ 1,262.4	$ (281.2)	$ 6,208.7
Costs and expenses:					
Cost of goods sold	16.9	3,586.4	996.1	(281.2)	4,318.2
Selling and administrative expenses	86.8	230.0	72.2	—	389.0
Other expense (income)	0.9	(3.3)	2.4	—	—
Interest (income) expense, net	(48.4)	61.0	(3.6)	—	9.0
Equity in earnings of subsidiaries	(1,043.3)	(38.3)	—	1,081.6	—
Total costs and expenses	(987.1)	3,835.8	1,067.1	800.4	4,716.2
Income before income tax and equity in earnings of unconsolidated affiliates	987.1	1,391.7	195.3	(1,081.6)	1,492.5
Income tax benefit (expense)	26.4	(473.3)	(52.5)	—	(499.4)
Equity in earnings of unconsolidated affiliates	—	0.8	15.8	—	16.6
Net income from continuing operations	1,013.5	919.2	158.6	(1,081.6)	1,009.7
Net income (loss) from discontinued operations	—	8.2	(3.1)	—	5.1
Net income	1,013.5	927.4	155.5	(1,081.6)	1,014.8
Net income attributable to noncontrolling interest	—	—	(1.3)	—	(1.3)
Net income attributable to PCC	$ 1,013.5	$ 927.4	$ 154.2	$ (1,081.6)	$ 1,013.5

Condensed Consolidating Statements of Comprehensive Income

Year Ended March 31, 2013	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net income	$ 1,426.6	$ 1,276.0	$ 289.3	$ (1,562.8)	$ 1,429.1
Other comprehensive (loss) income, net of tax	(107.9)	(22.9)	(57.1)	77.4	(110.5)
Total comprehensive income attributable to noncontrolling interests	—	—	0.1	—	0.1
Total comprehensive income attributable to PCC	$ 1,318.7	$ 1,253.1	$ 232.3	$ (1,485.4)	$ 1,318.7

Year Ended April 1, 2012	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net income	$ 1,224.1	$ 1,126.1	$ 212.0	$ (1,336.4)	$ 1,225.8
Other comprehensive (loss) income, net of tax	(207.1)	(58.8)	(72.3)	131.1	(207.1)
Total comprehensive income attributable to noncontrolling interests	—	—	(1.7)	—	(1.7)
Total comprehensive income attributable to PCC	$ 1,017.0	$ 1,067.3	$ 138.0	$ (1,205.3)	$ 1,017.0

Year Ended April 3, 2011	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net income	$ 1,013.5	$ 927.4	$ 155.5	$ (1,081.6)	$ 1,014.8
Other comprehensive income (loss), net of tax	82.6	—	101.3	(101.3)	82.6
Total comprehensive income attributable to noncontrolling interests	—	—	(1.3)	—	(1.3)
Total comprehensive income attributable to PCC	$ 1,096.1	$ 927.4	$ 255.5	$ (1,182.9)	$ 1,096.1

Condensed Consolidating Balance Sheets

March 31, 2013	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Assets					
Current assets:					
Cash and cash equivalents	$ 56.0	$ 13.7	$ 210.5	$ —	$ 280.2
Receivables, net	36.5	5,045.5	322.8	(3,895.5)	1,509.3
Inventories	—	1,850.3	1,131.5	—	2,981.8
Prepaid expenses and other current assets	3.2	22.4	133.7	—	159.3
Income tax receivable	34.7	—	—	(29.7)	5.0
Deferred income taxes	7.6	—	99.1	(5.3)	101.4
Discontinued operations	—	9.8	112.7	(79.3)	43.2
Total current assets	138.0	6,941.7	2,010.3	(4,009.8)	5,080.2
Property, plant and equipment, net	2.0	1,329.9	757.3	—	2,089.2
Goodwill	—	3,756.0	2,150.7	—	5,906.7
Deferred income taxes	156.5	—	—	(156.5)	—
Investments in subsidiaries	17,357.0	743.4	—	(18,100.4)	—
Other assets	146.3	1,935.9	1,693.7	—	3,775.9
Discontinued operations	—	1.7	42.3	—	44.0
	$ 17,799.8	$ 14,708.6	$ 6,654.3	$ (22,266.7)	$ 16,896.0
Liabilities and Equity					
Current liabilities:					
Long-term debt currently due	$ 200.7	$ 1.9	$ 1.4	$ —	$ 204.0
Accounts payable	3,872.7	627.0	416.1	(3,974.8)	941.0
Accrued liabilities	47.2	266.4	239.7	(1.1)	552.2
Income taxes payable	—	—	29.7	(29.7)	—
Deferred income taxes	—	5.3	—	(5.3)	—
Discontinued operations	—	2.8	11.6	—	14.4
Total current liabilities	4,120.6	903.4	698.5	(4,010.9)	1,711.6
Long-term debt	3,590.5	2.2	10.5	—	3,603.2
Deferred income taxes	—	569.5	348.4	(156.5)	761.4
Pension and other postretirement benefit obligations	261.8	167.8	118.7	—	548.3
Other long-term liabilities	22.5	157.4	276.6	—	456.5
Discontinued operations	—	2.9	7.7	—	10.6
Commitments and contingencies (See Notes)					
Total equity	9,804.4	12,905.4	5,193.9	(18,099.3)	9,804.4
	$ 17,799.8	$ 14,708.6	$ 6,654.3	$ (22,266.7)	$ 16,896.0

April 1, 2012	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Assets					
Current assets:					
Cash and cash equivalents	$ 452.8	$ 17.6	$ 228.3	$ —	$ 698.7
Receivables, net	44.3	4,008.6	250.4	(3,116.9)	1,186.4
Inventories	—	1,539.6	275.7	—	1,815.3
Prepaid expenses and other current assets	4.4	14.1	10.9	—	29.4
Income tax receivable	22.1	—	—	(14.3)	7.8
Deferred income taxes	8.8	—	6.1	(14.9)	—
Discontinued operations	—	39.7	106.0	(97.5)	48.2
Total current assets	532.4	5,619.6	877.4	(3,243.6)	3,785.8
Property, plant and equipment, net	1.4	1,041.6	279.2	—	1,322.2
Goodwill	—	2,935.8	578.5	—	3,514.3
Deferred income taxes	121.8	—	—	(121.8)	—
Investments in subsidiaries	11,340.1	548.4	—	(11,888.5)	—
Other assets	108.8	1,286.2	471.3	—	1,866.3
Discontinued operations	—	23.3	46.9	—	70.2
	$ 12,104.5	$ 11,454.9	$ 2,253.3	$ (15,253.9)	$ 10,558.8
Liabilities and Equity					
Current liabilities:					
Long-term debt currently due	$ —	$ 0.3	$ 0.2	$ —	$ 0.5
Accounts payable	3,290.4	527.8	109.9	(3,214.4)	713.7
Accrued liabilities	26.7	247.5	61.9	(1.1)	335.0
Income taxes payable	—	—	14.1	(14.1)	—
Deferred income taxes	—	16.3	—	(14.9)	1.4
Discontinued operations	—	6.2	14.2	(0.1)	20.3
Total current liabilities	3,317.1	798.1	200.3	(3,244.6)	1,070.9
Long-term debt	201.6	0.3	5.8	—	207.7
Deferred income taxes	—	339.4	41.5	(121.8)	259.1
Pension and other postretirement benefit obligations	204.4	136.4	18.1	—	358.9
Other long-term liabilities	16.6	228.0	35.0	—	279.6
Discontinued operations	—	3.1	14.7	—	17.8
Commitments and contingencies (See Notes)					
Total equity	8,364.8	9,949.6	1,937.9	(11,887.5)	8,364.8
	$ 12,104.5	$ 11,454.9	$ 2,253.3	$ (15,253.9)	$ 10,558.8

Condensed Consolidating Statements of Cash Flows

Year Ended March 31, 2013	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net cash (used) provided by operating activities	$ (16.9)	$ 1,268.9	$ 225.3	$ (18.8)	$ 1,458.5
Acquisitions of businesses, net of cash acquired	(4,621.0)	(102.4)	(341.8)	—	(5,065.2)
Capital expenditures	(0.8)	(246.2)	(73.6)	—	(320.6)
Intercompany advances	—	(945.8)	164.4	781.4	—
Intercompany loans	(150.6)	—	—	150.6	—
Other investing activities, net	11.6	6.1	24.8	—	42.5
Net cash provided (used) by investing activities of discontinued operations	—	20.6	(0.6)	(22.3)	(2.3)
Net cash used by investing activities	(4,760.8)	(1,267.7)	(226.8)	909.7	(5,345.6)
Net change in commercial paper borrowings	600.7	—	—	—	600.7
Net change in long-term debt and short-term borrowings	2,989.8	(5.1)	(122.6)	—	2,862.1
Payments for debt issuance costs	(23.2)	—	—	—	(23.2)
Common stock issued	129.2	—	—	—	129.2
Excess tax benefits from share-based payment arrangements	35.3	—	—	—	35.3
Repurchase of common stock	(92.5)	—	—	—	(92.5)
Cash dividends	(17.5)	—	(18.8)	18.8	(17.5)
Intercompany advances	759.1	—	—	(759.1)	—
Intercompany loans	—	—	142.8	(142.8)	—
Other financing activities, net	—	—	(1.7)	—	(1.7)
Net cash provided by financing activities of discontinued operations	—	—	7.8	(7.8)	—
Net cash provided (used) by financing activities	4,380.9	(5.1)	7.5	(890.9)	3,492.4
Effect of exchange rate changes on cash and cash equivalents	—	—	(23.8)	—	(23.8)
Net (decrease) in cash and cash equivalents	(396.8)	(3.9)	(17.8)	—	(418.5)
Cash and cash equivalents at beginning of year	452.8	17.6	228.3	—	698.7
Cash and cash equivalents at end of year	$ 56.0	$ 13.7	$ 210.5	$ —	$ 280.2

Condensed Consolidating Statements of Cash Flows

Year Ended April 1, 2012	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$ 34.2	$ 878.3	$ 125.8	$ —	$ 1,038.3
Acquisitions of businesses, net of cash acquired	(944.0)	(431.2)	(48.7)	—	(1,423.9)
Capital expenditures	(0.5)	(167.2)	(24.4)	—	(192.1)
Intercompany advances	—	(310.0)	8.4	301.6	—
Intercompany loans	17.2	—	—	(17.2)	—
Other investing activities, net	—	35.5	(9.1)	—	26.4
Net cash provided (used) by investing activities of discontinued operations	—	0.5	(0.6)	0.1	—
Net cash used by investing activities	(927.3)	(872.4)	(74.4)	284.5	(1,589.6)
Net change in long-term debt and short-term borrowings	(28.6)	0.1	(0.1)	—	(28.6)
Common stock issued	122.1	—	—	—	122.1
Excess tax benefits from share-based payment arrangements	29.6	—	—	—	29.6
Cash dividends	(17.3)	—	—	—	(17.3)
Intercompany advances	301.7	—	—	(301.7)	—
Intercompany loans	—	—	(41.1)	41.1	—
Other financing activities, net	(1.8)	—	(0.6)	—	(2.4)
Net cash provided by financing activities of discontinued operations	—	—	23.9	(23.9)	—
Net cash provided (used) by financing activities	405.7	0.1	(17.9)	(284.5)	103.4
Effect of exchange rate changes on cash and cash equivalents	—	—	(12.4)	—	(12.4)
Net (decrease) increase in cash and cash equivalents	(487.4)	6.0	21.1	—	(460.3)
Cash and cash equivalents at beginning of year	940.2	11.6	207.2	—	1,159.0
Cash and cash equivalents at end of year	$ 452.8	$ 17.6	$ 228.3	$ —	$ 698.7

Condensed Consolidating Statements of Cash Flows

Year Ended April 3, 2011	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net cash (used) provided by operating activities	$ (0.1)	$ 933.6	$ 104.5	$ —	$ 1,038.0
Acquisitions of businesses, net of cash acquired	(25.0)	(12.2)	—	—	(37.2)
Investment in unconsolidated affiliates	(7.2)	—	(11.2)	7.2	(11.2)
Capital expenditures	—	(86.9)	(33.5)	—	(120.4)
Intercompany advances	—	(851.6)	9.6	842.0	—
Intercompany loans	(7.2)	—	—	7.2	—
Other investing activities, net	14.9	25.5	(6.8)	—	33.6
Net cash provided by investing activities of discontinued operations	—	3.2	5.9	(6.8)	2.3
Net cash used by investing activities	(24.5)	(922.0)	(36.0)	849.6	(132.9)
Net change in long-term debt and short-term borrowings	(14.7)	0.1	(0.1)	—	(14.7)
Common stock issued	116.3	—	—	—	116.3
Excess tax benefits from share-based payment arrangements	30.3	—	—	—	30.3
Cash dividends	(17.1)	—	—	—	(17.1)
Intercompany advances	835.2	—	—	(835.2)	—
Intercompany loans	—	(1.4)	8.6	(7.2)	—
Other financing activities, net	—	—	6.0	(7.2)	(1.2)
Net cash provided (used) by financing activities	950.0	(1.3)	14.5	(849.6)	113.6
Effect of exchange rate changes on cash and cash equivalents	—	—	27.9	—	27.9
Net increase in cash and cash equivalents	925.4	10.3	110.9	—	1,046.6
Cash and cash equivalents at beginning of year	14.8	1.3	96.3	—	112.4
Cash and cash equivalents at end of year	$ 940.2	$ 11.6	$ 207.2	$ —	$ 1,159.0

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Precision Castparts Corp.
Portland, Oregon

We have audited the accompanying consolidated balance sheets of Precision Castparts Corp. and subsidiaries (the "Company") as of March 31, 2013 and April 1, 2012, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended March 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Precision Castparts Corp. and subsidiaries as of March 31, 2013 and April 1, 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2013, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 30, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon
May 30, 2013

Quarterly Financial Information [1]

(Unaudited)
(In millions, except per share data)

2013	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$ 1,966.0	$ 1,930.3	$ 2,042.6	$ 2,438.9
Gross profit	$ 635.0	$ 619.6	$ 656.1	$ 786.8
Net income	$ 342.1	$ 333.1	$ 338.5	$ 415.4
Net income (loss) attributable to PCC shareholders:				
Continuing operations	$ 343.7	$ 333.3	$ 339.9	$ 415.1
Discontinued operations	(2.0)	(0.6)	(1.9)	(0.9)
	$ 341.7	$ 332.7	$ 338.0	$ 414.2
Net income (loss) per share-basic:				
Continuing operations	$ 2.37	$ 2.29	$ 2.33	$ 2.84
Discontinued operations	(0.02)	—	(0.01)	(0.01)
	$ 2.35	$ 2.29	$ 2.32	$ 2.83
Net income (loss) per share-diluted:				
Continuing operations	$ 2.35	$ 2.28	$ 2.32	$ 2.82
Discontinued operations	(0.02)	(0.01)	(0.02)	—
	$ 2.33	$ 2.27	$ 2.30	$ 2.82
Cash dividends per share	$ 0.03	$ 0.03	$ 0.03	$ 0.03
Common stock prices:				
High	$ 179.00	$ 168.94	$ 189.45	$ 196.00
Low	$ 156.84	$ 150.53	$ 160.78	$ 180.60
End	$ 164.49	$ 163.34	$ 185.80	$ 189.62

2012	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$ 1,672.2	$ 1,781.6	$ 1,802.4	$ 1,945.7
Gross profit	$ 524.3	$ 550.2	$ 571.4	$ 616.4
Net income	$ 286.5	$ 295.0	$ 307.7	$ 336.6
Net income (loss) attributable to PCC shareholders:				
Continuing operations	$ 285.4	$ 296.3	$ 309.7	$ 338.2
Discontinued operations	0.6	(1.6)	(2.4)	(2.1)
	$ 286.0	$ 294.7	$ 307.3	$ 336.1
Net income (loss) per share-basic:				
Continuing operations	$ 1.98	$ 2.06	$ 2.14	$ 2.33
Discontinued operations	0.01	(0.01)	(0.01)	(0.01)
	$ 1.99	$ 2.05	$ 2.13	$ 2.32
Net income (loss) per share-diluted:				
Continuing operations	$ 1.97	$ 2.04	$ 2.13	$ 2.31
Discontinued operations	—	(0.01)	(0.02)	(0.01)
	$ 1.97	$ 2.03	$ 2.11	$ 2.30
Cash dividends per share	$ 0.03	$ 0.03	$ 0.03	$ 0.03
Common stock prices:				
High	$ 165.99	$ 173.98	$ 178.98	$ 179.47
Low	$ 140.42	$ 136.04	$ 139.87	$ 162.07
End	$ 165.84	$ 155.46	$ 164.79	$ 172.90

(1) *Historical amounts have been restated to present certain businesses as discontinued operations.*

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Controls and Procedures

We maintain disclosure controls and procedures that are designed with the objective of providing reasonable assurance that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management is required to apply their judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, an evaluation was performed on the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of March 31, 2013.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Chief Executive Officer and Chief Financial Officer Certifications

The certifications of our Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act have been filed as Exhibits 31.1 and 31.2 to this report.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as this term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting process is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on our assessment using that criteria, our management concluded that, as of March 31, 2013, the Company's internal control over financial reporting was effective.

During fiscal 2013, PCC acquired twelve businesses. Management has excluded these businesses from its assessment of internal control over financial reporting as of March 31, 2013 as it was determined that Management could not complete an assessment of the internal control over financial reporting of the acquired businesses in the period between the acquisition date and the date of management's assessment date. Total assets and revenues of these acquisitions represent approximately 37.2%

and 10.9%, respectively, of the related consolidated financial statement amounts as of and for the fiscal year ended March 31, 2013.

Our internal control over financial reporting as of March 31, 2013, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Precision Castparts Corp.
Portland, Oregon

We have audited the internal control over financial reporting of Precision Castparts Corp. and subsidiaries (the "Company") as of March 31, 2013, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at twelve businesses, which were acquired during the year ended March 31, 2013, and whose financial statements constitute, in aggregate, 37.2% of total assets and 10.9% of revenues of the consolidated financial statement amounts as of and for the year ended March 31, 2013. Accordingly, our audit did not include the internal control over financial reporting at such businesses. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2013 of the Company and our report dated May 30, 2013 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon
May 30, 2013

ITEM 9B. OTHER INFORMATION

On May 29, 2013, the Company entered into an agreement with Roger Cooke relating to Mr. Cooke's expected retirement from the Company on June 30, 2013. The agreement provides that for the period from July 1, 2013 through June 30, 2014, Mr. Cooke will be available to perform services for the Company for 48 days in the aggregate, and that the Company will pay Mr. Cooke a fixed retainer of $106,000. Mr. Cooke will be an independent contractor and will not be entitled to the benefits of an employee. Both the Company and Mr. Cooke are entitled to terminate the arrangement at the end of any quarter.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information with respect to Directors of the Company is incorporated herein by reference to "Proposal 1: Election of Directors" continuing through "Board of Directors and Committee Meetings and Board Leadership Structure" and to "Audit Committee" and "Report of the Audit Committee" in our Proxy Statement to be filed for the 2013 Annual Meeting of Shareholders of the Registrant. The information required by this item with respect to our executive officers follows Part I, Item 4(a) of this document.

Information with respect to compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement to be filed for the 2013 Annual Meeting of Shareholders of the Registrant.

The Company has adopted a code of ethics that applies to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Company has posted this Code of Conduct on the PCC Corporate Center at www.precast.com/PCC/Governance.html. A copy may also be received free of charge by calling Investor Relations at (503) 946-4850 or sending an email to info@precastcorp.com.

ITEM 11. EXECUTIVE COMPENSATION

Information with respect to Executive Compensation is incorporated herein by reference to "Compensation Committee Interlocks and Insider Participation," "Compensation of Executive Officers," "Compensation Discussion and Analysis" and "Director Compensation" in the Proxy Statement to be filed for the 2013 Annual Meeting of Shareholders of the Registrant.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters is incorporated herein by reference to "Security Ownership of Certain Beneficial Owners," "Security Ownership of Directors and Executive Officers" and "Equity Compensation Plan Information" in the Proxy Statement to be filed for the 2013 Annual Meeting of Shareholders of the Registrant.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information with respect to Certain Relationships and Related Transactions and Director Independence is incorporated herein by reference to "Proposal 1: Election of Directors, Corporate Governance" and continuing through "Director Independence" and to "Transactions with Related Persons" in the Proxy Statement to be filed for the 2013 Annual Meeting of Shareholders of the Registrant.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information with respect to Principal Accounting Fees and Services is incorporated herein by reference to "Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement to be filed for the 2013 Annual Meeting of Shareholders of the Registrant.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

The following consolidated financial statements of Precision Castparts Corp. are included in "Item 8. Financial Statements and Supplementary Data."

Consolidated Statements of Income
Consolidated Statements of Comprehensive Income
Consolidated Balance Sheets
Consolidated Statements of Cash Flows
Consolidated Statements of Equity
Notes to Consolidated Statements
Report of Independent Registered Public Accounting Firm

(a)(2) Financial Statement Schedules

None.

(a)(3) Exhibits

3.1	Restated Articles of Incorporation of Precision Castparts Corp., as amended. (Incorporated herein by reference to Exhibit 3(A) to the Form 10-K filed June 11, 2002.)
3.2	Articles of Amendment to Restated Articles of Incorporation of Precision Castparts Corp. (Incorporated herein by reference to Exhibit 3(i) to the Form 10-Q filed November 8, 2006.)
3.3	Articles of Amendment to Restated Articles of Incorporation of Precision Castparts Corp. (Incorporated herein by reference to Exhibit 3.1 to the Form 8-K filed December 16, 2008.)
3.4	Bylaws of Precision Castparts Corp. (Incorporated herein by reference to Exhibit 3.2 to the Form 8-K filed February 18, 2011.)
4.1	Indenture dated December 17, 1997 between J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A., which was the successor to The First National Bank of Chicago) as Trustee and PCC (Incorporated herein by reference to Exhibit (4)A to the Form 10-K filed June 26, 1998.)
4.2	Second Supplemental Indenture dated as of December 9, 2003 among J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A., which was the successor to The First National Bank of Chicago), as Trustee, PCC and the guarantors named therein (Incorporated herein by reference to Exhibit 4.2 to the Form 10-Q filed February 11, 2004.)
4.3	Third Supplemental Indenture dated as of December 9, 2003 among J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A., which was the successor to The First National Bank of Chicago), as Trustee, PCC and the guarantors named therein (Incorporated herein by reference to Exhibit 4.3 to the Form 10-Q filed February 11, 2004.)
4.4	Form of 5.60% Senior Note due 2013 (Incorporated herein by reference to Exhibit A to Exhibit 4.2 to the Form 10-Q filed February 11, 2004.)
4.5	Rights Agreement, dated as of December 12, 2008, between Precision Castparts Corp. and the Bank of New York Mellon (Incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed December 16, 2008.)
4.6	Twenty-Sixth Supplemental Indenture dated December 20, 2012 between Precision Castparts Corp. and U.S. Bank National Association (including forms of Notes) (Incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed December 20, 2012.)
10.1	Credit Agreement, dated November 30, 2011, by and among Precision Castparts Corp., Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer, Wells Fargo Bank, National Association and Citibank, N.A., as Syndication Agents, and the other lenders from time to time party thereto (Incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed December 5, 2011.)

10.2	Credit Agreement dated as of December 17, 2012 by and among Precision Castparts Corp., Bank of America, N.A., as Administrative Agent, Wells Fargo Bank, National Association and Citibank, N.A., as Syndication Agents, Mizuho Corporate Bank, Ltd., U.S. Bank National Association, PNC Bank, National Association and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Co-Documentation Agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Wells Fargo Securities, LLC, as Joint Lead Arrangers and Joint Book Managers, and other lenders from time to time party thereto (Incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed December 20, 2012.)
10.3	Non-Employee Directors' Stock Option Plan (Incorporated herein by reference to Exhibit (10)B to the Form 10-Q filed August 8, 1997.) *
10.4	1994 Stock Incentive Plan, as amended (Incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed November 19, 2007.) *
10.5	1999 Non-Qualified Stock Option Plan, as amended (Incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed November 19, 2007.)
10.6	2001 Stock Incentive Plan, as amended (Incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed August 15, 2008.) *
10.7	2008 Employee Stock Purchase Plan (Incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed February 5, 2010) *
10.8	Non-Employee Directors Deferred Stock Units Program (Incorporated herein by reference to Exhibit 10.10 to the Form 10-K filed May 27, 2010) *
10.9	Form of Nonstatutory Stock Option Agreement for SERP Level One and Level Two Participants (Incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed August 14, 2009.) *
10.10	Form of Deferred Stock Units Award Agreement (Incorporated herein by reference to Exhibit 10.12 to the Form 10-K filed May 27, 2010) *
10.11	Executive Performance Incentive Plan (Incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed November 9, 2012.)*
10.12	Incentive Compensation Program for Human Capital Planning Performance (Incorporated herein by reference to Exhibit 10.15 to the Form 10-K filed May 28, 2009.) *
10.13	Executive Deferred Compensation Plan, 2005 Restatement as amended through Amendment No. 3 (Incorporated herein by reference to Exhibit 10.16 to the Form 10-K filed May 28, 2009.) *
10.14	Nonemployee Directors' Deferred Compensation Plan, 2005 Restatement as amended through Amendment No. 3 (Incorporated herein by reference to Exhibit 10.17 to the Form 10-K filed May 28, 2009.) *
10.15	Frozen Supplemental Executive Retirement Program, December 31, 2004 Restatement (Incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed December 19, 2006.) *
10.16	Supplemental Executive Retirement Program—Level One Plan—Ongoing, as amended (Incorporated herein by reference to Exhibit 10.15 to the Form 10-K filed May 31, 2012.)*
10.17	Supplemental Executive Retirement Program—Level Two Plan—Ongoing, as amended (Incorporated herein by referenece to Exhibit 10.16 to the Form 10-K filed May 31, 2012.)*
10.18	Form of Amended and Restated Change of Control Agreement for Executives of Precision Castparts Corp. (Incorporated herein by reference to Exhibit 10.20 to the Form 10-K filed June 2, 2011.) *
10.19	Form of Indemnity Agreement for Executives of Precision Castparts Corp. (Incorporated herein by reference to Exhibit (10)M to the Form 10-K filed June 12, 2001.) *
10.20	Time Sharing Agreement, dated October 23, 2007, between Precision Castparts Corp. and Mark Donegan (Incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed November 9, 2007.) *
10.21	Summary of Agreement, dated May 29, 2013, between Precision Castparts Corp. and Roger Cooke*
21	Subsidiaries of Precision Castparts Corp.
23.1	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

---

* *Management contract or compensatory plan or arrangement.*

(b) See a(3) above.

(c) See a(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION CASTPARTS CORP.

BY: /S/ MARK DONEGAN

Mark Donegan
Chairman and Chief Executive Officer

Dated: May 30, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
As officers or directors of PRECISION CASTPARTS CORP.		
/S/ MARK DONEGAN **Mark Donegan**	Chairman and Chief Executive Officer	May 30, 2013
/S/ SHAWN R. HAGEL **Shawn R. Hagel**	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 30, 2013
/S/ DON R. GRABER **Don R. Graber**	Director	May 30, 2013
/S/ LESTER L. LYLES **Lester L. Lyles**	Director	May 30, 2013
/S/ DANIEL J. MURPHY **Daniel J. Murphy**	Director	May 30, 2013
/S/ VERNON E. OECHSLE **Vernon E. Oechsle**	Director	May 30, 2013
/S/ STEVEN G. ROTHMEIER **Steven G. Rothmeier**	Director	May 30, 2013
/S/ ULRICH SCHMIDT **Ulrich Schmidt**	Director	May 30, 2013
/S/ RICHARD L. WAMBOLD **Richard L. Wambold**	Director	May 30, 2013
/S/ TIMOTHY A. WICKS **Timothy A. Wicks**	Director	May 30, 2013

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PRECISION CASTPARTS CORP.

4650 SW Macadam, Suite 400
Portland, Oregon 97239

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

August 13, 2013

You are invited to attend the Annual Meeting of Shareholders of Precision Castparts Corp. The meeting will be held on Tuesday, August 13, 2013 at 1:00 p.m., Pacific Time, in the Bella Vista Room of the Aquariva Restaurant, 0470 SW Hamilton Court, Portland, Oregon. The meeting will be held for the following purposes:

1. Elect as directors the five nominees named in the attached proxy statement, each to serve for a one-year term;
2. Ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending March 30, 2014;
3. Approve, by an advisory vote, compensation of the Company's named executive officers;
4. Re-approve and amend the 2001 Stock Incentive Plan to increase the number of authorized shares;
5. Approve an amendment to the Company's Restated Articles of Incorporation to provide for majority voting in uncontested elections of directors; and
6. Conduct any other business that is properly raised before the meeting.

Only shareholders of record at the close of business on June 11, 2013 will be able to vote at the meeting.

Your vote is important. Please submit a proxy through the internet or, if this proxy statement was mailed to you, by completing, signing and dating the enclosed proxy card and returning it promptly in the enclosed reply envelope. **If you plan to attend the meeting, please mark the appropriate box on the proxy so the Company can prepare an accurate admission list**. If you attend the meeting and prefer to vote in person, you will be able to do so.

By Order of the Board of Directors,

/s/ RUTH A. BEYER

Ruth A. Beyer
Secretary

Portland, Oregon
July 3, 2013

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PRECISION CASTPARTS CORP.

4650 SW Macadam, Suite 400
Portland, Oregon 97239

PROXY STATEMENT
ANNUAL MEETING OF SHAREHOLDERS

The Board of Directors of Precision Castparts Corp. (the "Company" or "PCC") solicits your proxy in the form enclosed with this proxy statement. The proxy will be used at the 2013 Annual Meeting of Shareholders, which will be held on Tuesday, August 13, 2013 at 1:00 p.m., Pacific Time, in the Bella Vista Room of the Aquariva Restaurant, 0470 SW Hamilton Court, Portland, Oregon. The proxy may also be used at any adjournment of the meeting. You may submit your proxy to us by mail using the enclosed proxy form. The Company intends to mail a printed copy of this proxy statement and the enclosed proxy form and voting instructions to certain shareholders of record on or about July 3, 2013. All other shareholders will receive a Notice Regarding the Availability of Proxy Materials, which will be mailed on or about July 3, 2013.

Shareholders of record at the close of business on June 11, 2013 are entitled to notice of and to vote at the meeting or any adjournment thereof. The Company's outstanding voting securities on June 11, 2013 consisted of 146,080,120 shares of common stock, each of which is entitled to one vote on all matters to be presented at the meeting. The common stock does not have cumulative voting rights.

If you have properly submitted your proxy and have not revoked it prior to the Annual Meeting, we will vote your shares according to your instructions on the proxy. If you do not provide any instructions, we will vote your shares: (a) "for" the nominees listed in Proposal 1; (b) "for" Proposals 2, 3, 4 and 5; and (c) in accordance with the recommendations of the Company's management on other business that properly comes before the meeting or matters incident to the conduct of the meeting. If you properly submit your proxy but attend the meeting and choose to vote personally, our ability to exercise the proxy will be suspended. You also may revoke your proxy by notifying Ruth A. Beyer, the Secretary of the Company, in writing at the address listed above prior to our exercise of the proxy at the Annual Meeting or any adjournment of the meeting.

PROPOSAL 1: ELECTION OF DIRECTORS

We Recommend a Vote "For" All Nominees

The Board of Directors presently consists of nine directors. Prior to 2012, the Board of Directors was divided into three classes serving staggered three-year terms. In February 2011, the Board amended the Company's bylaws to phase out this classified Board structure beginning at the 2012 Annual Meeting of Shareholders. Accordingly, the three directors whose terms expired at the 2012 Annual Meeting were reelected for one-year terms at that meeting and are up for reelection again at the 2013 Annual Meeting of Shareholders along with directors whose prior three-year terms are expiring. As a result, the terms of Messrs. Donegan, Murphy, Oechsle, Rothmeier, Schmidt and Wambold will expire at the 2013 Annual Meeting. All are nominees for reelection to one-year terms except for Mr. Rothmeier, who will retire as a director at the conclusion of the 2013 Annual Meeting. Due to Mr. Rothmeier's retirement, the Board of Directors has approved a decrease in the number of directors from nine to eight effective immediately prior to the 2013 Annual Meeting. All directors will stand for election at the 2014 Annual Meeting and subsequent annual meetings.

The following table provides the name, age, principal occupation and other directorships of each nominee and continuing director, the year in which he became a director of the Company and the year in which his term expires. Except as otherwise noted, each has held his principal occupation for at least five years. The table also includes a summary of the specific experience, qualifications, attributes or skills that led to the conclusion that each nominee or continuing director is qualified to serve on the Board.

We will treat "broker non-votes" as shares present but not voting. If a quorum of shares is present at the meeting, the five nominees for director who receive the greatest number of votes cast at the meeting will be elected directors, subject, if applicable, to the policy in PCC's Corporate Governance Guidelines that requires a director nominee who receives more "withhold" votes than "for" votes in an uncontested director election to tender his or her resignation for consideration by the Nominating & Corporate Governance Committee.

Name, Age, Principal Occupation, Other Directorships, Qualifications, Skills and Expertise	Director Since	Term Expires
Nominees		
Mark Donegan—56 Chairman and Chief Executive Officer of the Company. Mr. Donegan came to PCC from General Electric Company in 1985. He held numerous management positions with the Company before becoming Chairman. Prior to assuming his current responsibilities, Mr. Donegan was President of the Company and was elected to the position of Chairman following the Annual Meeting of Shareholders in August 2003. Mr. Donegan was a director of Rockwell Collins, Inc. within the past five years. Mr. Donegan's in-depth knowledge of the Company's operations and leadership experience with the Company make him well qualified to serve as Chairman of the Board.	2001	2013
Daniel J. Murphy—65 Retired; from October 2003 until November 2009, Chief Executive Officer of Alliant Techsystems Inc. ("ATK"), a supplier of aerospace and defense products and ammunition, and Chairman of ATK from April 2005 until November 2009. Prior to his leadership at ATK, Mr. Murphy achieved the rank of Vice Admiral as part of a 30-year career with the U.S. Navy. His experience as a chief executive officer of an aerospace products supplier and executive military experience makes Mr. Murphy well qualified to serve as a member of the Board.	2007	2013
Vernon E. Oechsle—70 Retired; until May 2001, Chairman and Chief Executive Officer of Quanex Corporation, a manufacturer of steel bars, aluminum shapes and steel tubes and pipes. Prior to joining Quanex, Mr. Oechsle was an Executive Vice President with AlliedSignal, Inc., and his many years of CEO and other executive leadership experience in the manufacturing sector make Mr. Oechsle well qualified to serve as a member of the Board.	1996	2013

Name, Age, Principal Occupation, Other Directorships, Qualifications, Skills and Expertise	Director Since	Term Expires
Ulrich Schmidt—63 Retired; from August 2005 until October 2009, Executive Vice President and Chief Financial Officer of Spirit AeroSystems Holdings, Inc., a designer and manufacturer of aerostructures; from October 2000 until August 2005, Executive Vice President and Chief Financial Officer of Goodrich Corporation, a supplier of products and services to the commercial and general aviation airplane markets and the global defense and space markets. Mr. Schmidt is well qualified to serve as a member of the Board and Chair of the Company's Audit Committee based on his extensive experience supervising the finance and accounting functions for publicly-traded companies in the aerospace industry.	2007	2013
Richard L. Wambold—61 Retired; from November 1999 until February 2011, Chief Executive Officer of Pactiv Corporation, a producer of consumer and foodservice/food packaging products, and Chairman of Pactiv from March 2000 until November 2010. Mr. Wambold is also a director of Cooper Tire and Rubber Company and Sealed Air Corporation. Mr. Wambold is well qualified to serve as a member of the Board based on his leadership and corporate governance experience as chairman and chief executive officer of a NYSE-listed company.	2009	2013
Directors Whose Terms Continue		
Don R. Graber—69 President and Chief Executive Officer of Colleton Enterprises LLC, a private consulting and investment company located in Dayton, Ohio, since March 2005. From 1997 to 2004, Chairman, President and Chief Executive Officer of Huffy Corporation, a manufacturer of wheeled products; retired from Huffy in January 2004. In October 2004, Huffy Corporation filed a petition for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code. Mr. Graber's background as a chief executive officer and chairman makes him well qualified to serve as a member of the Board and Chair of the Company's Nominating & Corporate Governance Committee.	1995	2014
Gen. Lester L. Lyles (Ret.)—67 Independent consultant since 2003. Prior to that time, Mr. Lyles served in the U.S. Air Force for over 35 years, most recently as Commander of the U.S. Air Force Materiel Command from 2000 to 2003. Mr. Lyles is also a director of General Dynamics Corporation and KBR, Inc. Mr. Lyles was a director of DPL Inc. within the past five years. Mr. Lyles' technological and executive expertise from the U.S. Air Force and his current service on the boards of directors of other publicly-traded companies make him well qualified to serve as a member of the Board.	2008	2014
Timothy A. Wicks—48 Senior Vice President of Industry and Network Relations of OptumRx, one of the largest pharmacy benefits managers in the United States and an operating division of UnitedHealth Group Incorporated ("UHG"), a diversified health care company. From May 2010 until May 2013, Mr. Wicks held several management positions with OptumInsight, also an operating division of UHG, most recently as Executive Vice President, Operations. From October 2008 to April 2010, Mr. Wicks served as an executive officer of YRC Worldwide, Inc., a transportation service provider, initially as Executive Vice President of Finance and Chief Financial Officer and subsequently as President and Chief Operating Officer. Prior to working at YRC Worldwide, Mr. Wicks held numerous management positions with Unitedhealthcare, the largest operating division of UHG, most recently as Senior Vice President, Strategic Growth Initiatives. Mr. Wicks is also a former non-executive chairman of GenCorp Inc. Mr. Wicks' senior management and non-executive chairman experience makes him well qualified to serve as a member of the Board.	2010	2014

Board of Directors and Committee Meetings and Board Leadership Structure

Under Oregon law, PCC is managed under the direction of the Board of Directors. The Board establishes broad corporate policies and authorizes various types of transactions, but it is not involved in day-to-day operational details. During fiscal 2013, the Board held 4 regular meetings and 8 special meetings. PCC encourages but does not require members of the Board to attend the Annual Meeting. Last year, eight directors attended the Annual Meeting.

The Board has three standing committees. The table below shows the number of committee meetings conducted in fiscal 2013 and the directors who currently serve on these committees. The functions of the committees are described in subsequent sections.

	Board Committees		
Director	**Audit**	**Compensation**	**Nominating & Corporate Governance**
Mr. Donegan			
Mr. Graber		X	X (Chair)
Mr. Lyles			X
Mr. Murphy			X
Mr. Oechsle	X	X	
Mr. Rothmeier		X (Chair)	
Mr. Schmidt	X (Chair)		
Mr. Wambold			X
Mr. Wicks	X		
2013 Meetings	7	4	3

During fiscal 2013, each director attended at least 75% of the aggregate of the total number of meetings of the Board during the period for which he was a director and the total number of meetings held by all committees on which and during the period that he served.

The Board has determined that the appropriate leadership structure for the Board at this time is for Mr. Donegan, the Chief Executive Officer of the Company, to serve as Chairman of the Board. The non-management directors believe that Mr. Donegan's in-depth knowledge of each of the Company's businesses and the competitive challenges each business faces makes him the best-qualified director to serve as Chairman.

A lead non-management director—currently, Mr. Oechsle—presides over the regular executive sessions of the non-management directors and acts as chair at Board meetings when the Chairman is not present. The lead director for these sessions is elected on an annual basis by vote of the non-management directors. The lead non-management director develops the agenda of matters for the non-management directors to consider and follows up on any actions that result from the executive session. The lead director also is available to consult with shareholders when appropriate and may call meetings of the non-management directors.

Director Compensation

For the Company's first and second quarters of fiscal 2013, non-employee directors received the following fees (prorated for two quarters) to the extent applicable to the individual director: (i) an annual cash retainer of $72,000 for board service; (ii) an annual cash retainer of $15,000 for service on the audit committee and an annual cash retainer of $10,000 for service on a committee other than the audit committee; and (iii) a $15,000 annual fee for service as chair of the audit committee and a $10,000 annual fee for service as chair of a committee other than the audit committee. On November 14, 2012, the Board approved an increase in non-employee director compensation. The Board approved this increase after reviewing the report from Exequity, LLP that is described below. Under the revised compensation program, non-employee directors received the following fees for the Company's third and fourth quarters of fiscal 2013 (prorated for two quarters) to the extent applicable to the individual director: (i) an annual cash retainer of $80,000 for board service; (ii) an annual cash retainer of $17,000 for service on the audit committee and an annual cash retainer of $12,000 for service on a committee other than the audit committee; and (iii) a $15,000 annual fee for service as chair of the audit committee and a $10,000 annual fee for service as chair of a committee other than the audit committee. The cash fees are payable in quarterly increments in arrears subject to deferral elections. In addition, each non-employee director who was a director immediately following the Company's 2012 Annual Meeting received a deferred stock unit award with a value of $125,000. These awards vest ratably over three years and are payable in shares of Company common stock on cessation of Board service. As part of the increase in non-employee director compensation, the value of these deferred stock unit awards will increase to $140,000 effective with the grant occurring after the 2013 Annual Meeting.

The Compensation Committee biennially reviews the competitiveness of the Company's non-employee director compensation policies relative to pay practices of other publicly-traded companies. In fiscal 2013, the Compensation Committee received a report from Exequity that interpreted survey data from 101 general industry companies of approximately the Company's revenue size. The increase in non-employee director compensation described above established total compensation for the Company's non-employee directors that is near the 75th percentile of these survey companies.

The Board believes that in order to better align the interests of individual Board members with those of the Company's shareholders, it is important for Board members to own Company common stock. Accordingly, all Board members are required to own stock, deferred stock units or other equivalents equal to five times their annual retainer within five years of joining the Board. All directors have met the current stock ownership guidelines in accordance with the implementation schedule.

The Company maintains an unfunded Non-Employee Director Deferred Compensation Plan (the "NDDC"). The NDDC allows participants to elect to defer directors' fees and credit the amounts to an account under the NDDC. There is not a minimum or maximum deferral limit. Investment results are determined by performance options selected by the participant, which in fiscal 2013 included a phantom stock fund and certain mutual funds and pooled investment vehicles specified in the NDDC. In fiscal 2013, participants could select performance options and change an existing selection on any business day, except for selections made with respect to the phantom stock fund. One time each calendar year, a participant who is currently serving on the Board may change his performance option selection for previously deferred compensation to select the phantom stock fund performance option. NDDC benefits are ordinarily paid pursuant to the time of payment election made by the participant prior to earning the compensation or at termination of Board service. The form of payment is either a cash lump sum, installments from 2 to 20 years or, with respect to the phantom stock fund performance option only, in shares of Company common stock.

The following table shows compensation earned by the non-employee directors of the Company in fiscal 2013.

Name	Fees Earned Or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Don R. Graber	108,000	125,000	233,000
Lester L. Lyles	87,000	125,000	212,000
Daniel J. Murphy	87,000	125,000	212,000
Vernon E. Oechsle	103,000	125,000	228,000
Steven G. Rothmeier	97,000	125,000	222,000
Ulrich Schmidt	107,000	125,000	232,000
Richard L. Wambold	87,000	125,000	212,000
Timothy A. Wicks	92,000	125,000	217,000

(1) Represents the grant date fair value of deferred stock units granted in fiscal 2013 computed in accordance with accounting guidance applicable to stock-based compensation. The grant date fair value is based on the closing market price of the Company's common stock on the grant date. Immediately following the 2012 Annual Meeting on August 14, 2012, each non-employee director was awarded 782 deferred stock units with an aggregate grant date fair value of $125,000. As of March 31, 2013, non-employee directors held the following numbers of unvested deferred stock units: each of Messrs. Graber, Oechsle and Rothmeier, 1,683 unvested deferred stock units; each of Messrs. Lyles, Murphy and Schmidt, 1,680 unvested deferred stock units; and each of Messrs. Wambold and Wicks, 1,678 unvested deferred stock units.

Corporate Governance

PCC maintains a corporate governance page on its website that includes key information about its corporate governance initiatives, including PCC's Corporate Governance Guidelines, its Code of Conduct and the charters for the Audit, Nominating & Corporate Governance and Compensation Committees of the Board of Directors. The corporate governance page can be found at *www.precast.com*, by clicking on "Investor Relations" and then "Corporate Governance."

PCC's policies and practices reflect corporate governance initiatives that are compliant with SEC rules, the listing requirements of the New York Stock Exchange (NYSE) and the corporate governance requirements of the Sarbanes-Oxley Act of 2002, including:

- The Board of Directors has adopted corporate governance policies;
- A majority of the Board members are independent of PCC and its management;
- All members of the Board committees are independent;
- The non-management members of the Board of Directors meet regularly without the presence of management;
- PCC has a code of conduct and a financial code of professional conduct that also apply to all of its officers; and
- PCC's Audit Committee has procedures in place for the anonymous submission of employee complaints on accounting, internal controls or auditing matters that are incorporated into a web-based and telephonic reporting program available to all employees.

Director Independence

No member of the Board is considered independent unless the Board of Directors affirmatively determines that the member has no material relationship with PCC or any of its subsidiaries (either directly or as a partner, shareholder or officer of an entity that has a relationship with PCC or any of its subsidiaries). The Board has reviewed the relationships between each of the directors and PCC and its subsidiaries and has determined that Messrs. Graber, Lyles, Murphy, Oechsle, Rothmeier, Schmidt, Wambold and Wicks are independent under the NYSE corporate governance listing standards and have no material relationships with PCC or its subsidiaries (other than being a director or shareholder of PCC). Mr. Donegan is not an independent director because he is an executive officer of PCC.

Shareholder Communications

Shareholders and other interested parties may communicate with the non-management directors by written inquiries sent to Precision Castparts Corp., Attention: Non-Management Directors, 4650 SW Macadam Avenue, Suite 400, Portland, Oregon 97239-4262. PCC's General Counsel will review these inquiries or communications.

Communications other than advertising or promotions of a product or service will be forwarded to the lead non-management director. Shareholders and other interested parties may send communications to the Board of Directors or to specified individual directors using the same procedures.

Nominating & Corporate Governance Committee

The Nominating & Corporate Governance Committee of the Board operates pursuant to a charter and is responsible for, among other things, recommending the size of the Board within the boundaries imposed by the Company's bylaws, recommending selection criteria for nominees for election or appointment to the Board, conducting independent searches for qualified nominees and screening the qualifications of candidates recommended by others, recommending to the Board for its consideration one or more nominees for appointment to fill vacancies on the Board as they occur and the slate of nominees for election at the Annual Meeting, and reviewing and making recommendations to the Board with respect to corporate governance.

When assessing a director candidate's qualifications, the Nominating & Corporate Governance Committee will consider, among other factors and irrespective of whether the candidate was identified by the Nominating & Corporate Governance Committee or recommended by a shareholder, an analysis of the candidate's qualification as independent as well as the candidate's integrity and moral responsibility, experience at the policy-making level, ability to work constructively with the Chief Executive Officer and other members of the Board, capacity to evaluate strategy, availability of and willingness to devote time to the Company, and awareness of the social, political and economic environment. The charter of the Nominating & Corporate Governance Committee reflects the Company's commitment to a policy of Board inclusiveness, and specifies that it is a duty of the Committee to assist in promoting diversity on the Board by taking reasonable steps to ensure that new director nominees are drawn from a pool that includes diverse candidates, including women and minority candidates. Consistent with this policy, the Committee considers a candidate's qualifications in light of the expertise and background of the existing directors with the goal of achieving a Board with diverse skills and professional or personal backgrounds. From time to time the Nominating & Corporate Governance Committee uses a third-party executive search firm to identify candidates, review potentially eligible candidates and conduct background and reference checks and interviews with the candidates and others.

The Nominating & Corporate Governance Committee will consider qualified candidates for director properly submitted by a shareholder of the Company. Shareholders who wish to submit names to the Nominating & Corporate Governance Committee for consideration at the 2014 Annual Meeting of Shareholders should do so in writing between April 15, 2014 and May 15, 2014, addressed to the Nominating & Corporate Governance Committee, Precision Castparts Corp., 4650 SW Macadam Avenue, Suite 400, Portland, Oregon 97239-4262, setting forth (a) as to each nominee whom the shareholder proposes to nominate for election or reelection as a director, (i) the name, age, business address and residence address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the number of shares of common stock of the Company beneficially owned by the nominee and (iv) any other information concerning the nominee that would be required, under the rules of the Securities and Exchange Commission, in a proxy statement soliciting proxies for the election of such nominee, or that the shareholder is required to provide to the Company pursuant to the Company's bylaws; and (b) as to the shareholder giving the notice, (i) the name and record address of the shareholder, (ii) the number of shares of common stock of the Company beneficially owned by the shareholder and (iii) any other information that the shareholder is required to provide to the Company pursuant to the Company's bylaws.

Audit Committee

The Audit Committee of the Board operates pursuant to a charter and is responsible for, among other things, the appointment of the independent registered public accounting firm for the Company, reviewing with the independent registered public accounting firm the plan and scope of the audit and approving audit fees, monitoring the adequacy of reporting and internal controls, and meeting periodically with the internal auditor and independent registered public accounting firm. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

Consistent with the rules of the NYSE, all members of the Audit Committee are independent and financially literate. The Board of Directors has determined that Messrs. Oechsle, Schmidt and Wicks are audit committee financial experts as defined by the Securities and Exchange Commission.

Compensation Committee

The Compensation Committee of the Board operates pursuant to a charter and is responsible for, among other things, determining the compensation to be paid to the Chief Executive Officer and to each of the other executive officers of the Company and developing the Company's executive compensation policies and program. The Committee may not delegate this authority. The Compensation Committee Report appears on page 18. Additional information on the Committee's consideration and determination of executive officer compensation is provided in the Compensation Discussion and Analysis beginning on page 11.

Compensation Committee Interlocks and Insider Participation

The directors who served on the Compensation Committee in fiscal 2013 are identified in the table on page 4. No member of the Compensation Committee during fiscal 2013 is a current or former officer or employee of the Company, or had a relationship that requires disclosure as a related party transaction or a Compensation Committee interlock.

Risk Oversight

It is management's responsibility to manage risk and bring to the Board's attention the most material risks to the Company. The Board has oversight responsibility of the processes established to monitor and report material risks. The full Board or a committee of the Board receives reports from the member of management with direct authority over the relevant matter. When a committee of the Board receives these reports, the committee chair reports to the full Board on the substance of the matter and the committee's analysis of management's report. The Audit Committee regularly reviews treasury risks, financial and accounting matters, legal and compliance risks, information technology risks, and other risk management functions. The Nominating & Corporate Governance Committee annually reviews enterprise-wide risk management. The Compensation Committee annually considers risks arising from the Company's employee compensation policies and practices. The Board's role in the risk oversight of the Company has no effect on the Board's leadership structure.

Report of the Audit Committee

The Audit Committee reports as follows:

- The Audit Committee reviewed the Company's audited financial statements and discussed them with management. Management represented to the Audit Committee that the Company's audited consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The Audit Committee also reviewed and discussed the audited consolidated financial information with management and Deloitte & Touche LLP, the Company's independent registered public accounting firm for fiscal 2013, including a discussion of the quality, and not just the acceptability, of the accounting principles and the reasonableness of significant judgments. The Audit Committee discussed with the Company's internal auditor and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee met with the internal auditor and independent registered public accounting firm, with and without management present, to discuss the results of their examinations and the overall quality of the Company's financial reporting.
- The Audit Committee discussed with the independent registered public accounting firm the matters required to be discussed under Public Company Accounting Oversight Board standards.
- The Audit Committee received from the independent registered public accounting firm the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications concerning independence. The Audit Committee discussed with the independent registered public accounting firm the firm's independence from the Company and its management.
- Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended March 31, 2013.

The Audit Committee also has appointed Deloitte & Touche LLP to be the Company's independent registered public accounting firm for fiscal 2014, subject to shareholder ratification.

Ulrich Schmidt, Chairman
Vernon E. Oechsle
Timothy A. Wicks

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table, which was prepared on the basis of information furnished by the persons described, shows ownership of the Company's common stock as of May 1, 2013 by the Chief Executive Officer, by the Chief Financial Officer, by each of the other three most highly compensated executive officers, by each director and director nominee, and by the directors and executive officers of the Company as a group. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown. The beneficial ownership of each director and executive officer is less than 1% of the outstanding shares.

Name	Number of Shares Beneficially Owned (excluding shares subject to options)(1)(2)	Options Exercisable Within 60 Days	Total(3)
Kenneth D. Buck	30,918	107,500	138,418
Roger A. Cooke	59,050(4)	121,750	180,800
Mark Donegan	226,258	349,500	575,758
Don R. Graber	17,182	—	17,182
Shawn R. Hagel	19,899	81,250	101,149
Lester L. Lyles	3,506	—	3,506
Daniel J. Murphy	5,647	—	5,647
Vernon E. Oechsle	19,929	—	19,929
Steven G. Rothmeier	28,130	—	28,130
Ulrich Schmidt	4,298	—	4,298
Kevin M. Stein	8,958	18,750	27,708
Richard L. Wambold	3,448	—	3,448
Timothy A. Wicks	960	—	960
All directors and executive officers as a group (15 persons)	452,312	748,000	1,200,312

(1) Includes the following number of vested deferred stock units: each of Messrs. Graber, Oechsle and Rothmeier, 8,130; each of Messrs. Murphy and Schmidt, 4,298; Mr. Lyles, 3,506; and each of Messrs. Wambold and Wicks, 960.

(2) Includes the following number of phantom stock units under the Non-Employee Director Deferred Compensation Plan: Mr. Graber, 7,044; Mr. Murphy, 1,349; and Mr. Wambold, 1,488.

(3) In addition to the ownership shown in the table, as of May 1, 2013 the individuals listed above held phantom stock units under the Company's Executive Deferred Compensation Plan as follows: Mr. Buck, 270; Ms. Hagel, 12,754; and Mr. Stein, 4,208.

(4) Includes 12,307 shares held by a GRAT for the benefit of Mr. Cooke and children, 12,307 shares held by a GRAT for the benefit of Mr. Cooke's spouse and children, and 11,443 shares held by Mr. Cooke's spouse.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis presents information about the compensation of the Company's executive officers, including the named executive officers listed in the Summary Compensation Table on page 19 (the "NEOs"). Pursuant to authority delegated by the Board of Directors, the Compensation Committee (the "Committee") determines the compensation to be paid to the Chief Executive Officer and each of the other executive officers of the Company. The Committee also is responsible for developing the Company's executive compensation policies and program.

The Company's executive compensation program is designed to:

- Provide incentives for the Company's executive officers to achieve high levels of job performance and enhance shareholder value (the "Performance Objective"); and
- Attract and retain key executives who are important to the long-term success of the Company (the "Retention Objective").

Focus on Performance Objective

The Company's compensation program for executive officers reflects the belief that executive compensation must, to a significant extent, depend on achieving Company or operating unit performance objectives that are intended to enhance shareholder value and otherwise align an executive officer's interests with those of the Company's shareholders. Accordingly:

- Annual performance-based cash bonuses reflect performance criteria that match the annual business plan targets of the portion of the Company's operations for which an NEO is responsible;
- Long-term incentive compensation consists entirely of stock options and therefore only has realizable value for executive officers if the price of the Company's stock increases after the options are granted;
- The Company's stock ownership guidelines require that executive officers be significantly invested in the Company's long-term performance. For example, the required ownership level for Mr. Donegan is 100,000 shares of the Company's common stock. Mr. Donegan's actual ownership level is approximately 226,000 shares, which based on the closing price of the Company's common stock on the last trading day of fiscal 2013 is equal to roughly 28 times Mr. Donegan's annual base salary;
- All executive officers must comply with guidelines for retaining shares equal to up to 50% of the net proceeds of any stock option exercise until such time as the executive officer has exceeded 125% of his or her stock ownership requirement;
- Executive officers do not have employment agreements; and
- There are no severance programs other than in the event of an involuntary termination or "good cause" resignation following a change in control, and change of control severance agreements contain no excise tax gross-up provisions.

Elements of Executive Compensation Program

In order to achieve the Performance Objective and the Retention Objective, the Committee has selected the following elements to be included in the Company's compensation program for executive officers:

- Base salary
- Annual performance-based cash bonuses

- Stock options
- Retirement plans, deferred compensation and perquisites
- Change in control severance benefits

The Company's compensation program for executive officers implements the Performance Objective by rewarding executive officers for the achievement of the Company's annual performance targets and the realization of long-term increases in the price of the Company's stock. The Company's executive compensation program implements the Retention Objective by offering base pay, incentives and benefits that are competitive with that provided to executive officers of companies with which the Company competes for executive talent. Please see the sections below for more information about the Company's implementation of the Performance and Retention Objectives.

Compensation Consultant and Role of Chief Executive Officer

The Committee directly retains the services of a consulting firm. The Committee has retained Exequity, LLP in this capacity since 2010. In fiscal 2013, Exequity provided the report that is described in the "Base Salaries" section of this Compensation Discussion and Analysis and the report that is described in the "Director Compensation" section on page 5. Exequity does not provide any other services to the Company, and Exequity's work for the Committee during fiscal 2013 did not raise any conflicts of interest.

The Chief Executive Officer makes recommendations to the Committee regarding the compensation of all executive officers other than himself and attended a portion of each Committee meeting in fiscal 2013.

Consideration of Say-on-Pay Vote Results

The advisory vote regarding compensation of the Company's named executive officers submitted to shareholders at the 2012 Annual Meeting was approved by over 98% of the votes cast. The Committee considered this favorable vote of the shareholders to be a strong endorsement of the Company's compensation program for executive officers and therefore has neither made, nor intends to make, any changes to the Company's executive compensation program in response to that vote.

Base Salaries, Annual Performance-Based Cash Bonuses and Stock Options

Base Salaries. The Committee sets for each NEO a base salary that is targeted to be between the 50th and 75th percentiles of the base salary established for similarly situated executive officers of general industry companies of approximately the Company's revenue size. The Committee establishes base salaries for executive officers each February that are effective as of January 1 of that year.

The Committee identifies the 50th and 75th percentiles of base salary for each executive officer based upon an annual report provided by a consultant retained by the Committee, with prior year salary data trended forward at a 3% rate in fiscal 2013. The most recent report was provided by Exequity and interpreted survey data from 97 general industry companies with annual revenues between $5 billion and $15 billion. The companies in this annual survey are referred to in this Compensation Discussion and Analysis as the "Survey Companies" and are listed in Exhibit A to this Proxy Statement. The Company's fiscal 2013 revenue was approximately $8.4 billion. For each Company executive officer who is an operating unit President at the time base salaries are established, including Messrs. Buck and Stein, the market survey data was regressed based on projected external and intercompany sales to adjust for the size of the applicable Company operating unit.

For each NEO other than Mr. Donegan, the Committee established, based on Mr. Donegan's recommendation, a base salary for calendar 2013 that was between the 50th and 75th percentiles. The Committee set the calendar 2013 base salary for the Chief Executive Officer following the Committee's review of

Mr. Donegan's performance and the compensation information from the Survey Companies. Mr. Donegan's existing base salary was above the 75th percentile of the Survey Companies. Accordingly, despite the effectiveness of Mr. Donegan's continuing leadership, the Committee did not increase Mr. Donegan's base salary for 2013.

Performance-Based Cash Bonuses. The Company utilizes annual performance-based cash bonuses to motivate and reward executive officers for the achievement of Company or operating unit annual performance targets. The performance criteria applicable to each NEO differ based on the portion of the Company's operations for which the NEO is responsible. Target bonus levels as a percentage of base salary are pre-determined based on NEOs' positions with the Company. No bonus is payable under any of the Company's bonus plans if the performance result is less than 80% of targeted performance, and the maximum bonus payout is 250% of an individual's target bonus. All performance criteria under the Company's bonus plans are adjusted to eliminate the effects of acquisitions not included in the fiscal year budget, accounting changes, the difference between planned and actual currency exchange rates, and restructuring and asset impairment charges (referred to below as the "Standard Adjustments"). Additional information regarding the 2013 bonus plans applicable to the NEOs is presented below.

The Company's bonus programs also allow the Chief Executive Officer to recommend (other than in regard to himself), and the Committee to award, additional discretionary bonuses to employees, including executive officers, based on qualitative considerations that emerge during the fiscal year. Discretionary bonuses, if any, are awarded at the May Committee meeting following the end of the applicable fiscal year. For fiscal 2013, NEOs were awarded the following discretionary bonuses: Mr. Donegan, $455,787; Ms. Hagel, $154,044; Mr. Buck, $345,735; and Mr. Cooke, $110,638. In awarding these discretionary bonuses to Messrs. Donegan and Cooke and Ms. Hagel, the Compensation Committee considered the efforts by those NEOs in completing and integrating 12 acquisition transactions during fiscal 2013, which included the Titanium Metals transaction that added significant titanium capabilities to the Company's overall product portfolio, substantial acquisitions to the Company's aerostructures platform, continued expansion of the Company's capabilities in the oil and gas market, and the addition of important strategic assets to the Company's aerospace forgings operations, all while maintaining a strong focus on improving the operating performance of the Company's base businesses. In awarding this discretionary bonus to Mr. Buck, the Compensation Committee considered Mr. Buck's leadership in exceeding expectations for the recovery efforts related to the unplanned outage and subsequent repairs and production inefficiencies on the 29,000-ton press at the Wyman-Gordon facility in Houston, Texas.

Mark Donegan, Shawn Hagel and Roger Cooke. The performance criteria from the Corporate bonus plan are applicable to Mr. Donegan, Ms. Hagel and Mr. Cooke, who are the Company's Chief Executive Officer, Chief Financial Officer and former General Counsel, respectively. The target bonus payouts for fiscal 2013 as a percentage of fiscal year-end salary were 115% for Mr. Donegan, 90% for Ms. Hagel and 80% for Mr. Cooke. Mr. Donegan's prior bonus target percentage was below the 50th percentile of the Survey Companies. In connection with his base salary having been held flat for the past two years, Mr. Donegan's target bonus was increased from 100% of fiscal year-end salary in fiscal 2012 to 115% of fiscal year-end salary for fiscal 2013 in order to weight a larger proportion of his cash compensation to the achievement of Company performance objectives.

The threshold bonus payout for each of Mr. Donegan, Ms. Hagel and Mr. Cooke, which is payable upon achievement of 80% of targeted Corporate performance, was 30% of the target bonus payout. The bonuses were based on achievement with respect to two performance criteria for the Company as set forth in the table below.

Performance Criteria	Weighting (% of target bonus subject to each criteria)	Performance for 30% Threshold Bonus Payout	Performance for 100% Target Bonus Payout	Above or Below Targeted Performance
Adjusted Earnings per Share*	75%	$7.77*	$9.71*	95% of targeted performance results in 90% bonus payout and 105% of targeted performance results in 110% bonus payout; each additional percentage point below 95% or over 105% of target results in a 4 percentage point decrease or increase in bonus payout, subject to the maximum bonus payout of 250% of an individual's target bonus
Return on Net Assets**	25%	47.3%	59.1%	

* Net income per share (diluted) after application of the Standard Adjustments.

** Return on Net Assets equals (i) net income as adjusted to eliminate interest expense, non-controlling interest, LIFO expense/benefit and amortization of intangibles, and to apply the Standard Adjustments, divided by (ii) the average of net assets employed at the beginning and end of the fiscal year, with net assets as of any date being equal to total assets less cash and marketable securities, LIFO reserve, goodwill, intangibles and non-interest-bearing liabilities, as adjusted by the Standard Adjustments and excluding changes in pension assets and liabilities that are reflected in other comprehensive income or loss.

In fiscal 2013, the Company achieved adjusted earnings per share of $9.15 and a return on net assets of 56.1%, in each case as calculated under the bonus plan. This performance resulted in Mr. Donegan, Ms. Hagel and Mr. Cooke receiving bonuses for fiscal 2013 equal to approximately 87.4% of their target bonuses.

Kenneth Buck. During fiscal 2013, Mr. Buck had responsibility for the Wyman-Gordon and Special Metals divisions of the Forged Products segment. Mr. Buck's target bonus was 90% of fiscal year-end salary. The threshold bonus payout for Mr. Buck, which was payable upon achievement of 80% of targeted performance, was 60% of the target bonus payout. Mr. Buck's bonus was based on the aggregate achievement of the Wyman-Gordon and Special Metals divisions with respect to two performance criteria, as set forth in the table below.

Performance Criteria	Weighting (% of target bonus subject to each criteria)	Performance for 60% Threshold Bonus Payout	Performance for 100% Target Bonus Payout	Above or Below Targeted Performance
Adjusted Operating Income*	50%	$666.6 million	$833.3 million	2 percentage point decrease or increase in bonus payout for each incremental percentage point below or above targeted performance, subject to the maximum bonus payout of 250% of an individual's target bonus
Operating Working Capital Percentage**	50%	33.1%	27.6%	

* Operating income after application of the Standard Adjustments and including changes in intercompany profit-in-inventory eliminations.

** Operating working capital percentage equals (i) accounts receivable plus FIFO inventories less accounts payable and customer deposits as of each quarter-end, divided by (ii) annualized sales for the quarter, with the fiscal year result being the average of the percentages for the four quarters, in each case after application of the Standard Adjustments.

In fiscal 2013, the aggregate results of the Wyman-Gordon and Special Metals divisions for adjusted operating income and operating working capital percentage, in each case as described above and calculated under the bonus plan, resulted in Mr. Buck earning a bonus for fiscal 2013 equal to 30.7% of his target bonus prior to application of the HCP Program and the TOC Adjustment as discussed below.

Mr. Buck was also subject to the Company's Incentive Compensation Program (the "HCP Program") for Human Capital Planning Performance ("HCP") and to a possible reduction to his bonus award based on consistency of To Dock Production Performance (the "TOC Adjustment"). The purpose of the HCP Program is to reward the development, addition, retention and sharing of high potential employees among the Company's manufacturing plants. The HCP Program functioned in fiscal 2013 by adding up to 10 percentage points to or subtracting up to 10 percentage points from the bonus award otherwise payable to a participant under the applicable Company executive incentive plans. In fiscal 2013, the most significant criteria included in the HCP Program formulaic scorecard were the number of high potential employees transferred from one plant to another to support talent development throughout PCC, the percentage retention rate of high potential employees, the number of strategic positions filled with high potential employees, and management development program participation rates. The purpose of the TOC Adjustment is to encourage week-to-week consistency in manufacturing output. The TOC Adjustment is calculated by a formulaic scorecard that functioned in fiscal 2013 by subtracting up to 25 percentage points from the bonus award otherwise payable to a participant under the applicable Company executive incentive plans. It is not possible for the TOC Adjustment to add to an executive's bonus award. In fiscal 2013, the percentage of target bonus earned by Mr. Buck was increased by 0.8% percentage points based on HCP Performance and was decreased by 10.6 percentage points based on the TOC Adjustment.

In total, the aggregate performance of the Wyman-Gordon and Special Metals divisions in fiscal 2013 under the measures described above resulted in Mr. Buck receiving a bonus for fiscal 2013 equal to 20.9% of his target bonus.

Kevin Stein. During fiscal 2013, Mr. Stein had responsibility for the Structurals division of the Investment Cast Products segment and the Fasteners division of the Airframe Products segment. Mr. Stein's target bonus was 90% of fiscal year-end salary. The threshold bonus payout for Mr. Stein, which was payable upon achievement of 80% of targeted performance, was 60% of the target bonus payout. Mr. Stein's bonus was based on the aggregate achievement of the Structurals and Fasteners divisions with respect to two performance criteria, as set forth in the table below.

Performance Criteria	Weighting (% of target bonus subject to each criteria)	Threshold Performance	Targeted Performance	Above or Below Targeted Performance
Adjusted Operating Income*	70%	$661.0 million	$826.3 million	2 percentage point decrease or increase in bonus payout for each incremental percentage point below or above targeted performance, subject to the maximum bonus payout of 250% of an individual's target bonus
Operating Working Capital Percentage**	30%	23.7%	19.7%	

* Operating income after application of the Standard Adjustments and excluding bonus expense, LIFO expense/benefit and amortization of intangibles.

** Operating working capital percentage equals (i) accounts receivable plus FIFO inventories less accounts payable and customer deposits as of each quarter-end, divided by (ii) annualized sales for the quarter, with the fiscal year result being the average of the percentages for the four quarters, in each case after application of the Standard Adjustments.

In fiscal 2013, the aggregate results of the Structurals and Fasteners divisions for adjusted operating income and operating working capital percentage, in each case as described above and calculated under the bonus plan, resulted in Mr. Stein earning a bonus for fiscal 2013 equal to 52.6% of his target bonus prior to application of the HCP Program and the TOC Adjustment as discussed below.

Mr. Stein was also subject to the HCP Program and the TOC Adjustment as described above with respect to Mr. Buck. In fiscal 2013, the percentage of target bonus earned by Mr. Stein was increased by 1.4 percentage points based on HCP Performance and was decreased by 12 percentage points based on the TOC Adjustment.

In total, the aggregate performance of the Structurals and Fasteners divisions in fiscal 2013 under the measures described above resulted in Mr. Stein receiving a bonus for fiscal 2013 equal to 42% of his target bonus.

Stock Options. The Committee has selected stock options as the Company's form of long-term incentive compensation for two reasons: stock options strongly and directly align the interests of the Company's executive officers with those of the Company's shareholders because options only have realizable value if the price of the Company's stock increases after the options are granted, and the Committee believes that options are the best mechanism for optimizing executive officers' long-term performance incentives given the cyclical nature of the Company's industry. All stock option grants vest in equal annual installments over a four-year period contingent upon the executive officer's continued employment with the Company, with vesting subject to acceleration in limited circumstances as discussed under the Potential Payments upon Termination or Change in Control section beginning on page 26. The exercise price of all stock options granted to executive officers is the closing market price of the Company's common stock on the date of grant.

Option awards for executive officers other than new hires or in connection with significant promotions are typically made only once per year on the day of the November meeting of the Board of Directors. The Chief Executive Officer recommended to the Committee the size of the stock option award to be granted to each executive officer other than himself in November 2012. As a reference in making his recommendations, he considered a comparison of each executive officer's target cash compensation (base salary in effect at the time and resulting target performance-based cash bonus) to the total compensation (base salary, target cash bonus and Black-Scholes value of long-term incentive awards) reported by Exequity as the 50th and 75th percentiles for similarly situated executive officers at the Survey Companies. This comparison established the Black-Scholes value of the stock option award that would need to be granted to each executive officer in order for his or her combined base salary, target bonus and option grant value to be in the 50th to 75th percentile range. In other words, stock option awards were the compensation element generally used, after taking into account the previously established base salary and target cash bonus, to adjust and locate an executive officer's total compensation at the level (relative to the compensation information from the Survey Companies) the Chief Executive Officer and the Committee deemed appropriate based on a determination of whether the officer was meeting the performance expectations for that officer. This analysis and the Committee's actions were based on an assumed Black-Scholes value of $53.65 per share (the "Assumed Value"), which was calculated based on the price of the Company's common stock at the time of the report provided by Exequity in advance of the November Board meeting. The actual Black-Scholes values of the options granted in fiscal 2013 are listed in footnote 3 to the Grants of Plan-Based Awards Table on page 21. Based on the Assumed Value, the options granted to Messrs. Donegan, Buck and Stein and Ms. Hagel positioned their total compensation at levels that ranged from 2% to 10% above the total compensation amounts that correspond to the 75th percentile for their positions. Also based on the Assumed Value, the options granted to Mr. Cooke positioned his total compensation approximately 25% above the total compensation amount that corresponds to the 75th percentile for his position. This enhanced option grant reflects Mr. Cooke's extensive experience in the General Counsel role.

Retirement Plans, Deferred Compensation and Perquisites

Consistent with the Retention Objective, the Company's standard benefit package for executive officers includes ERISA-qualified retirement benefits, nonqualified supplemental retirement benefits, compensation deferral opportunities and perquisites that the Committee believes are reasonable and competitive with benefits provided to executive officers of companies with which the Company competes for executive talent.

The Company sponsors various retirement pension plans covering a majority of Company employees, including all of the Company's executive officers. Supplemental retirement benefits are provided to each executive officer of the Company under supplemental executive retirement plans. For details regarding the determination and payment of benefits under the applicable retirement pension plans and supplemental executive retirement plans and the present value of accumulated benefits for each NEO, please see the Pension Benefits section beginning on page 23.

The Company maintains tax qualified retirement savings plans (each a "401(k) Plan") under which substantially all U.S.-based employees, including all of the Company's executive officers, are able to make pre-tax contributions from their cash compensation, subject to limitations imposed by the Internal Revenue Code. The Company makes specified matching or other contributions for a substantial majority of participants each year. The size of these Company contributions varies depending on the applicable 401(k) Plan. Any Company contributions for the benefit of the NEOs are included under the "All Other Compensation" column in the Summary Compensation Table on page 19.

To further assist its executive officers in saving for retirement, the Company makes available the PCC Executive Deferred Compensation Plan to allow executive officers to voluntarily defer the receipt of salary and earned cash bonuses. In fiscal 2013, deferred amounts could be invested into a variety of notional accounts that mirror the gains or losses of several different investment funds similar to those available through the 401(k) Plans, as well as a Company phantom stock account. Please see the Nonqualified Deferred Compensation section beginning on page 25 for details about the deferred compensation plan and accumulated balances for each NEO.

In fiscal 2013, the Company provided perquisites to the NEOs and selected other executive officers. Total perquisite costs for the NEOs for fiscal 2013 are included under the "All Other Compensation" column in the Summary Compensation Table on page 19.

Change in Control Severance Benefits

In furtherance of the Retention Objective, the Company provides change in control severance protection to its executive officers. The specific terms of the Company's change in control severance agreements and the potential benefits payable upon specified terminations following a change in control are discussed in the Potential Payments upon Termination or Change in Control section beginning on page 26. These benefits are designed to provide executive officers with a strong incentive to remain with the Company if the Company engages in, or is threatened with, a change in control transaction, and to maintain an executive compensation program that is competitive with companies with which the Company competes for executive talent.

Other Important Policies Regarding Executive Officer Compensation

The following components of the Company's compensation program for executive officers are designed to further implement the Performance Objective:

Stock Ownership Guidelines. The Company requires that all executive officers comply with specified stock ownership guidelines. Under these guidelines, executive officers are required to own a number of shares of the Company's common stock (or units in the Company phantom stock account under the Executive Deferred Compensation Plan) ranging from 15,000 to 100,000 shares, with the number increasing in accordance with the executive officer's responsibilities within the Company. Executive officers are given an implementation schedule to achieve the required ownership levels. All executive officers have met their stock ownership guidelines in accordance with the implementation schedule.

Requirements for Retaining Stock Acquired Upon Exercise of Options. The Company requires that all executive officers comply with guidelines for retaining shares equal to up to 50% of the net proceeds of any stock option exercise until such time as the executive officer has exceeded 125% of the stock ownership requirement for such officer.

No Employment Agreements. The Company's executive officers do not have employment agreements and serve at the will of the Board of Directors and the Chief Executive Officer.

Clawback Policy. Each of the Company's bonus programs provides that any employee who knowingly falsifies any financial or other certification, knowingly provides false information relied on by others in a financial or other certification, engages in other fraudulent activity, or knowingly fails to report any such conduct by others, will not earn a bonus for the applicable year and may also face legal action by the Company to recover any bonus improperly received.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code generally limits the Company's federal income tax deduction to $1 million per person for compensation paid to the Company's Chief Executive Officer and certain other highly compensated executive officers in any year. Qualifying performance-based compensation is not subject to this limit on deductibility. The Committee considers the impact of Section 162(m) when developing and implementing the Company's executive compensation program. To this end, for fiscal 2013 the annual performance-based cash bonuses and stock options described above were designed to meet the deductibility requirements. Accordingly, there should be no limit on the deductibility of compensation in 2013 other than the portion of Mr. Donegan's base salary, discretionary bonus, and perquisites that is in excess of $1 million.

Compensation and Risk

The Compensation Committee has considered risks arising from the Company's employee compensation policies and practices and has concluded that any risks from such policies and practices are not reasonably likely to have a material adverse effect on the Company. This conclusion is based on the Committee's belief that the Company has selected pay elements and performance metrics that have strong correlation with shareholder value. The Company's stock option awards, which make up all of the Company's long-term incentive compensation, only have realizable value if the price of the Company's stock increases after the options are granted. In addition, the Company's annual performance-based cash bonuses relate to broad-based performance criteria that are reliable indicators of Company-or operating unit-wide performance. These performance criteria do not reward narrow achievements that may involve inappropriate utilization of resources or priorities.

Compensation Committee Report

The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed it with management. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended March 31, 2013 and the Company's proxy statement for the 2013 Annual Meeting.

Steven G. Rothmeier, Chairman
Don R. Graber
Vernon E. Oechsle

Summary Compensation Table

The following table shows fiscal 2013 compensation earned by the Chief Executive Officer, the Chief Financial Officer, and the three other most highly compensated executive officers who were serving as executive officers of the Company on March 31, 2013 (the "NEOs").

Fiscal 2012 and 2011 compensation is presented for executives who were NEOs in those years (Messrs. Donegan, Buck and Stein and Ms. Hagel). In accordance with SEC rules, fiscal 2011 compensation is not presented for Mr. Cooke because he was not an NEO in that year.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
Mark Donegan	2013	1,530,000	455,787	4,152,100	1,537,803	3,330,182	347,013	11,352,885
Chairman and Chief	2012	1,530,000	—	4,071,320	1,453,500	4,171,205	304,407	11,530,432
Executive Officer	2011	1,445,625	—	6,721,320	1,552,950	2,190,723	201,243	12,111,861
Shawn R. Hagel	2013	622,500	154,044	2,216,304	519,156	967,146	23,203	4,502,353
Executive Vice President and	2012	581,500	—	2,272,812	521,550	917,268	31,464	4,324,594
Chief Financial Officer	2011	548,000	—	1,954,316	522,808	443,692	24,487	3,493,303
Kenneth D. Buck	2013	616,250	350,415	2,493,342	117,585	955,160	53,399	4,586,151
Executive Vice President	2012	575,000	14,157	2,272,812	577,715	1,013,852	97,797	4,551,333
and President–Forged Products	2011	553,750	129,976	1,954,316	480,024	564,114	70,256	3,752,436
Kevin M. Stein	2013	547,500	7,182	2,216,304	208,535	259,799	49,539	3,288,859
Executive Vice President	2012	510,000	13,608	2,272,812	453,924	157,116	425,849	3,833,309
and President–PCC Structurals	2011	477,500	69,350	1,710,027	308,700	72,405	26,516	2,664,498
Roger A. Cooke	2013	535,000	110,638	1,662,228	374,072	648,793	45,362	3,376,093
Senior Vice President, General Counsel and Secretary	2012	516,250	—	1,136,406	406,600	821,623	46,295	2,927,174

(1) Annual performance-based cash bonuses earned by the NEOs are reported in the Non-Equity Incentive Plan Compensation column, except that the following amounts for fiscal 2013 are reported in the Bonus column: (a) discretionary bonuses, and (b) the amounts paid to Messrs. Buck and Stein under the Company's Incentive Compensation Program for Human Capital Planning Performance. See "Compensation Discussion and Analysis."

(2) Amounts for fiscal 2013 represent the grant date fair value of options granted in the fiscal year based on a value of $55.41 per share, in the case of options granted to Ms. Hagel and Messrs. Buck, Stein and Cooke, and a value of $33.22 per share in the case of options granted to Mr. Donegan, in each case calculated using the Black-Scholes option pricing model. In determining the grant date fair value, the expected term for Mr. Donegan's options is 3.0 years and for other officers' options is 4.2 years. Other assumptions made in determining these grant date fair values are disclosed under the caption "Stock-based compensation plans" in Note 15 of Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended March 31, 2013.

(3) Represents changes in the actuarial present value of accumulated benefits under defined benefit pension plans.

(4) For Mr. Donegan, amounts in fiscal 2013 include (a) the cost of Company-paid disability and term life insurance premiums, (b) $35,800 for the cost of Company-paid financial and tax return preparation services, (c) reimbursement of club dues, (d) $31,306 for payment or reimbursement of automobile lease and operating expenses, and (e) $270,213 for unreimbursed incremental cost of personal use of Company aircraft. Incremental cost of personal use of Company aircraft is calculated based on the variable operating cost per flight hour, which covers fuel and a reserve for ongoing maintenance and repairs, plus direct out of pocket expenses such as crew costs for overnight lodging and meals, any customs and foreign permit fees, the cost of in-flight meals, and landing, parking and hangar storage expenses.
Mr. Donegan pays taxes on his personal use of Company aircraft based on IRS guidelines. For Ms. Hagel, amounts in fiscal 2013 include (a) the cost of Company-paid disability and term life insurance premiums, (b) Company matching contributions under 401(k) plans, (c) the cost of Company-paid financial and tax return preparation services, and (d) payment or reimbursement of automobile lease and operating expenses. For Mr. Buck, amounts in fiscal 2013 include

(a) the cost of Company-paid disability and term life insurance premiums, (b) Company matching contributions under 401(k) plans, (c) the cost of Company-paid financial and tax return preparation services, and (d) $26,692 for payment or reimbursement of automobile lease and operating expenses. For Mr. Stein, amounts in fiscal 2013 include (a) the cost of Company-paid disability and term life insurance premiums, (b) Company matching contributions under 401(k) plans, (c) the cost of Company-paid financial and tax return preparation services, (d) reimbursement of club dues, (e) payment or reimbursement of automobile lease and operating expenses, and (f) relocation assistance and $3,089 for payment of income taxes related to the Company's payment of a portion of this relocation assistance. For Mr. Cooke, amounts in fiscal 2013 include (a) $1,684 for payment of Medicare taxes related to a supplemental executive retirement plan and income taxes related to the Company's payment of those Medicare taxes, (b) the cost of Company-paid disability and term life insurance premiums, (c) Company matching contributions under 401(k) plans, (d) the cost of Company-paid financial and tax return preparation services, (e) reimbursement of club dues, and (f) payment or reimbursement of automobile lease and operating expenses.

Grants of Plan-Based Awards in Fiscal 2013

The following table contains information concerning the fiscal 2013 bonus opportunities for the NEOs and the stock options granted to the NEOs in fiscal 2013.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)(3)
		Threshold ($)(1)	Target ($)(1)	Maximum ($)(1)			
Mark Donegan							
Non-equity incentive		$527,850	$1,759,500	$4,398,750			
Option	11/14/12				125,000	$173.30	$4,152,100
Shawn R. Hagel							
Non-equity incentive		$178,200	$ 594,000	$1,485,000			
Option	11/14/12				40,000	$173.30	$2,216,304
Kenneth D. Buck							
Non-equity incentive		$351,000	$ 585,000	$1,462,500			
Option	11/14/12				45,000	$173.30	$2,493,342
Kevin M. Stein							
Non-equity incentive		$307,800	$ 513,000	$1,282,500			
Option	11/14/12				40,000	$173.30	$2,216,304
Roger A. Cooke							
Non-equity incentive		$128,400	$ 428,000	$1,070,000			
Option	11/14/12				30,000	$173.30	$1,662,228

(1) Represents bonus awards for fiscal 2013 and estimated threshold, target and maximum bonus payouts. The actual amount earned by each NEO for fiscal 2013 is set forth in the Summary Compensation Table. See "Compensation Discussion and Analysis" for a discussion of the terms of these awards.

(2) Represents stock option grants made under the Company's 2001 Stock Incentive Plan. The exercise price of all options is equal to the closing market price of the Company's common stock on the grant date. The options vest 25% per year, beginning one year after the date of grant, based on continued employment. Vesting may also be accelerated in certain circumstances as described below under "Potential Payments upon Termination or Change in Control." Each option has a maximum term of 10 years, subject to earlier termination in the event of the optionee's termination of employment.

(3) Represents the grant date fair value of options granted in fiscal 2013 based on a value of $55.41 per share, in the case of options granted to Ms. Hagel and Messrs. Buck, Stein and Cooke, and a value of $33.22 per share in the case of options granted to Mr. Donegan, in each case calculated using the Black-Scholes option pricing model. In determining the grant date fair value, the expected term for Mr. Donegan's options is 3.0 years and for other officers' options is 4.2 years. Other assumptions made in determining these grant date fair values are disclosed under the caption "Stock-based compensation plans" in Note 15 of Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended March 31, 2013.

Outstanding Equity Awards at March 31, 2013

Name	Option Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Mark Donegan	150,000	—	$140.74	11/14/2017
	99,500	40,000(1)	$101.41	11/11/2019
	75,000	75,000(2)	$137.56	11/10/2020
	25,000	75,000(3)	$161.62	11/16/2021
	—	125,000(4)	$173.30	11/14/2022
Shawn R. Hagel	20,000	—	$140.74	11/14/2017
	18,750	—	$ 57.77	11/13/2018
	12,500	12,500(1)	$101.41	11/11/2019
	20,000	20,000(2)	$137.56	11/10/2020
	10,000	30,000(3)	$161.62	11/16/2021
	—	40,000(4)	$173.30	11/14/2022
Kenneth D. Buck	25,000	—	$140.74	11/14/2017
	17,500	—	$ 57.77	11/13/2018
	12,500	12,500(1)	$101.41	11/11/2019
	22,500	7,500(5)	$106.92	02/10/2020
	20,000	20,000(2)	$137.56	11/10/2020
	10,000	30,000(3)	$161.62	11/16/2021
	—	45,000(4)	$173.30	11/14/2022
Kevin M. Stein	—	12,500(1)	$101.41	11/11/2019
	8,750	17,500(2)	$137.56	11/10/2020
	10,000	30,000(3)	$161.62	11/16/2021
	—	40,000(4)	$173.30	11/14/2022
Roger A. Cooke	30,000	—	$ 70.79	11/14/2016
	30,000	—	$140.74	11/14/2017
	30,000	—	$ 57.77	11/13/2018
	18,750	6,250(1)	$101.41	11/11/2019
	8,000	8,000(2)	$137.56	11/10/2020
	5,000	15,000(3)	$161.62	11/16/2021
	—	30,000(4)	$173.30	11/14/2022

(1) Vest 100% on November 11, 2013.

(2) Vest 50% on November 10, 2013 and 50% on November 10, 2014.

(3) Vest one-third on November 16, 2013, one-third on November 16, 2014 and one-third on November 16, 2015.

(4) Vest 25% on November 14, 2013, 25% on November 14, 2014, 25% on November 14, 2015 and 25% on November 14, 2016.

(5) Vest 100% on February 10, 2014.

Option Exercises in Fiscal 2013

Name	Option Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Mark Donegan	145,500	$18,073,917
Shawn R. Hagel	—	$ —
Kenneth D. Buck	62,500	$ 6,299,755
Kevin M. Stein	17,500	$ 1,714,869
Roger A. Cooke	25,000	$ 3,235,023

Pension Benefits as of March 31, 2013

The Precision Castparts Corp. Retirement Plan (the "PCC RP") is the Company's qualified pension plan in which all of the NEOs participate. Mr. Donegan served as President of Wyman-Gordon Company for 20 months after the Company acquired it in 1999 and therefore has accrued a benefit under its qualified pension plan, the Wyman-Gordon Company Retirement Income Plan (the "WG RP"). All of the NEOs participate in the Company's Supplemental Executive Retirement Program—Level One Plan—Ongoing (the "SERP").

The following table provides information regarding accumulated benefits under the Company's various pension plans as of March 31, 2013:

Name	Age	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)
Mark Donegan	56	SERP	27.6667	$21,217,900
		PCC RP	26.0000	868,384
		WG RP	1.6667	51,900
Shawn R. Hagel	47	SERP	17.3333	2,814,197
		PCC RP	17.3333	399,697
Kenneth D. Buck	53	SERP	15.4167	3,659,531
		PCC RP	15.4167	429,262
Kevin M. Stein	47	SERP	4.25	411,617
		PCC RP	4.25	90,592
Roger A. Cooke	64	SERP	13.00	4,538,541
		PCC RP	13.00	639,510

(1) The Present Value of Accumulated Benefit in the above table represents the actuarial present value as of March 31, 2013 of the NEO's pension benefit calculated based on years of service and final average pay as of that date but assuming retirement at the earliest age at which benefits are unreduced (age 64 for Mr. Donegan under the WG RP and age 65 under all other plans). The actuarial present values were calculated using a discount rate of 4.25% and the RP2000 Combined Healthy Mortality Table, the same assumptions used in the pension benefit calculations reflected in the Company's audited balance sheet for the year ended March 31, 2013.

Qualified Pension Plans

The Company and certain of its subsidiaries maintain tax-qualified defined benefit retirement plans (the "Pension Plans") to provide an income replacement mechanism for retirees. The NEOs participate in the Pension Plans on the same terms as all other participating employees. In general, eligible employees in participating entities participate in the Pension Plans after completing one year of service, and benefits become 100% vested after five years of service. Employees hired by participating entities after June 30, 2012 are not eligible to participate in the PCC RP or the WG RP. The PCC RP and the WG RP are typical pension plans that provide a monthly benefit following retirement based on years of service and final average pay. Final average pay for purposes of calculating benefits under the PCC RP and the WG RP generally consists of a participant's highest average base salary for any 60 consecutive months of employment with the Company or any of its subsidiaries, with a limited amount of bonus also included under the WG RP. However, as of March 31, 2013 the Internal Revenue Code limited the amount of annual pay considered for purposes of calculating benefits under the Pension Plans to $255,000.

Under the PCC RP, a normal retirement benefit is payable upon retirement at age 65 and is equal to the participant's years of service (up to 35) multiplied by the sum of (a) 1.2% of the participant's final average pay, plus (b) 0.6% of the excess of the participant's final average pay over an amount referred to as Social Security covered compensation, which generally consists of the average of the Social Security maximum taxable wage bases for the 35 years ending with the participant's Social Security normal retirement age. For years of service in excess of 35 years, the normal retirement benefit includes an additional 0.5% of final average pay for each such additional year. Under the WG RP, a normal retirement benefit is payable to Mr. Donegan upon retirement at age 64 and is equal to years of service applicable to that plan (up to 35) multiplied by the sum of (a) 1.1% of final average pay, plus (b) 0.4% of the excess of final average pay over Social Security covered compensation (as defined above).

Under the PCC RP, a participant who is age 55 or older with at least 10 years of service is eligible to elect an early retirement benefit, which is the normal retirement benefit after reduction for early commencement of benefits. Under the WG RP, early retirement is available for participants who are 55 or older with 5 years of service. Under both the PCC RP and the WG RP, for each year that a participant's early retirement benefits start prior to the unreduced normal retirement age, the participant's monthly retirement benefit is reduced by 6%. As of March 31, 2013, Mr. Donegan was eligible for early retirement benefits under the PCC RP and the WG RP, and Mr. Cooke was eligible for early retirement benefits under the PCC RP. If they had retired on March 31, 2013 and elected to immediately start benefits at that time, the present value of accumulated benefits for each of them under the Pension Plans as reflected in the Pension Benefits table above would be higher by the following amounts: Mr. Donegan—each of PCC RP and WG RP, $0; and Mr. Cooke—PCC RP, $2,788.

The basic benefit form for normal and early retirement under the PCC RP and the WG RP is a monthly annuity for life. A participant may choose among different benefit forms that are the actuarial equivalent of the basic benefit form, but a lump sum is not available.

Supplemental Executive Retirement Program

The Company maintains the SERP to provide for retirement benefits above amounts available under the Company's Pension Plans. All of the NEOs, as well as certain other executive officers and key employees designated by the Compensation Committee, are eligible to participate in the SERP. Participants have no vested SERP benefit unless they remain employed until they qualify for an early retirement benefit under the SERP. Vested benefits are forfeited if the participant's employment is terminated for certain misconduct or if the participant engages in competition with the Company or other detrimental conduct during the three years following termination of employment.

To calculate normal retirement benefits under the SERP, a target monthly retirement benefit is determined for each participant based on final average pay and years of service, which is then reduced by (a) the participant's estimated monthly Social Security benefit assuming commencement at age 65, (b) the participant's monthly benefit under the PCC RP or the WG RP, as applicable, assuming commencement at age 65 and converted to a 50% joint and survivor annuity if the participant is married, and (c) the amount determined by assuming that the participant had received the maximum matching contribution available to him or her each year under the

Company's 401(k) plans and that such amounts earned interest at an annual rate of 8% to age 65, with the assumed balance at age 65 being converted to an actuarially equivalent monthly benefit in the form of a life annuity if the participant is unmarried or a 50% joint and survivor annuity if the participant is married. Final average pay for purposes of calculating SERP target benefits generally consists of the average of the salary and bonus paid to the participant in the highest three calendar years out of any five calendar years of employment.

The target SERP retirement benefit upon retirement at age 65 is equal to (a) the participant's years of service (up to 20) multiplied by 3.0% of the participant's final average pay, plus (b) the participant's years of service in excess of 20 years multiplied by 0.5% of the participant's final average pay. At the time Mr. Cooke was hired, the Company agreed to modify the SERP for him to provide that his target SERP benefit would accrue at the rate of 6.0% of final average pay for each of his first five years of service with the accrual rate dropping to 1.16% for the next 8 years so that his target SERP benefit upon retirement at age 65 would be exactly what it would have been if the SERP had not been modified. The present value of Mr. Cooke's accumulated SERP benefit as shown in the Pension Benefits table above is higher by $44,999 than it would have been without this modification.

A participant whose age plus years of service totals at least 70 and who has at least 10 years of service is vested and eligible for early retirement benefits under the SERP. For each year that a participant terminates employment prior to age 65, the normal retirement benefit is reduced by 3% under the SERP. Messrs. Donegan and Cooke are currently eligible for early retirement benefits under the SERP. If they had retired on March 31, 2013, the present value of accumulated benefits for each of them under the SERP as reflected in the Pension Benefits table above would be higher by the following amounts: Mr. Donegan, $5,037,112; and Mr. Cooke, $40,560.

The normal or early retirement benefit under the SERP determined as described above is paid as a monthly annuity for life if the participant is not married, and is paid as a 50% joint and survivor annuity if the participant is married, providing a significant benefit enhancement for married participants. Subject to certain timing limitations, married participants may elect to receive an actuarially equivalent 100% joint and survivor annuity, and all participants may elect to receive an actuarially equivalent lump sum benefit.

Disability Benefits under Pension Plan

Under the PCC RP, if the employment of a participant terminates as the result of disability, the participant will continue to be credited with years of service while disabled and will be deemed to have continued to receive base salary at the rate in effect on the date of disability. If the NEOs had terminated employment on March 31, 2013 as a result of disability and then elected to commence receiving benefits at age 65, the present value of accumulated benefits for each of them under the PCC RP calculated using the RP-2000 Disabled Retiree Mortality Table and otherwise as reflected in the Pension Benefits table above would be higher by the following amounts: Mr. Donegan, $0; Ms. Hagel, $77,200; Mr. Buck, $0; Mr. Stein, $80,935; and Mr. Cooke, $0.

Nonqualified Deferred Compensation in Fiscal 2013

Name	Executive Contributions in Fiscal 2013 ($)(1)	Aggregate Earnings in Fiscal 2013 ($)	Aggregate Balance at March 31, 2013 ($)(2)
Mark Donegan	$ —	$ —	$ —
Shawn R. Hagel	49,275	214,704	2,467,926
Kenneth D. Buck	—	5,030	356,291
Kevin M. Stein	276,452	82,796	798,088
Roger A. Cooke	—	281,385	3,933,613

(1) Amounts reported in the Executive Contributions column are also included in the Summary Compensation Table in the Salary column (for 2013), the Bonus column (for 2012) or the Non-Equity Incentive Plan Compensation column (for 2012).
(2) Amounts reported in the Aggregate Balance column that have been reported as compensation in the Summary Compensation Table in this proxy statement or in prior year proxy statements are as follows: Ms. Hagel, $580,149; Mr. Buck, $38,308; Mr. Stein, $621,412; and Mr. Cooke, $1,779,520.

All of the NEOs are eligible to participate in the Company's Executive Deferred Compensation Plan (the "EDC"), which is an unfunded plan for SERP participants and other management or highly compensated employees who are designated for participation by the Chief Executive Officer. The EDC enables participants to defer receipt of compensation. The EDC allows participants to elect in advance of earning salary and bonuses to defer a whole number percentage of the participant's salary or bonuses or both and have the deferred amount credited to an EDC account to which reference investment performance results are credited (or charged, if there are negative results). The maximum allowed deferral percentage is 100%, applicable to salary or bonuses or both.

Investment reference performance results are determined by performance options selected by the participant, which in fiscal 2013 included a Company phantom stock fund (annual return of 9.7% in fiscal 2013) and 5 mutual funds consistent with the investment choices available to participants in the Company's 401(k) plans (with annual returns in fiscal 2013 ranging from a 7.9% loss to a 13.9% gain). In fiscal 2013, participants could select performance options and change an existing selection on any business day, except for selections made with respect to the Company phantom stock fund. Once each year, a participant who is a current employee or officer may select into (but not out of) the Company phantom stock fund as a performance option with respect to previously deferred compensation.

Benefits are generally paid pursuant to the time of payment election made by the participant prior to earning the compensation. The form of payment is specified in the participant's deferral election and is either a cash lump sum, installments from 2 to 20 years, or in shares of Company common stock (only with respect to the Company phantom stock fund performance option). Participants may withdraw the portion of their accounts attributable to deferrals prior to January 1, 2005 and investment returns thereon at any time subject to forfeiture of 10% of the balance. These same pre-2005 balances will generally be distributed to participants in a lump sum if their employment is involuntarily terminated within 24 months of a change in control, while account balances attributable to deferrals after December 31, 2004 and investment returns thereon will generally be distributed to participants in a lump sum upon a change in control whether or not employment terminates, except that in each case distribution of amounts credited to the phantom stock fund prior to 2009 will not be accelerated due to a change in control.

Potential Payments Upon Termination or Change-in-Control

Benefits Potentially Payable Upon a Change in Control

The Company has agreed to provide specified benefits to the NEOs under certain circumstances in connection with a "change in control" of the Company. Most of the benefits are only payable if the NEO's employment is terminated by the Company without "cause" or by the officer for "good reason" within 24 months after the change in control. The change of control severance agreements contain no excise tax gross-up provisions. In the change of control severance agreements, "change in control" is generally defined to include:

- the acquisition by any person of 20% or more of the Company's outstanding common stock,
- the nomination (and subsequent election) in a 2 year period of a majority of the Company's directors by persons other than the incumbent directors, and
- shareholder approval of a sale of all or substantially all of the Company's assets or an acquisition of the Company through a merger or consolidation.

In the change of control severance agreements, "cause" includes willful and continued failure to substantially perform duties after notice and willful conduct that is demonstrably and materially injurious to the Company. "Good reason" includes the assignment of duties inconsistent with the NEO's position before the change in control, a reduction in compensation or benefits, or a relocation of the NEO's principal place of employment by more than 50 miles.

The following table shows the estimated change in control severance benefits that would have been payable to the NEOs if a change in control had occurred on March 31, 2013 and each officer's employment was terminated on that date either by the Company without "cause" or by the officer with "good reason."

	Mark Donegan	Shawn R. Hagel	Kenneth D. Buck	Kevin M. Stein	Roger A. Cooke
Cash Severance Benefits(1)	$ 9,868,500	$ 3,762,000	$ 3,721,810	$1,920,659	$2,889,000
Insurance Continuation(2)	41,455	38,863	47,620	38,701	46,603
Acceleration of Stock Options(3)	11,572,900	3,636,625	4,338,475	3,506,475	1,877,393
Relocation Expenses(4)	250,000	250,000	250,000	250,000	250,000
Acceleration of SERP Vesting(5)	—	2,564,131	3,364,337	382,292	—
Lump Sum Payout of Additional Pension and SERP Benefits(6)	467,456	889,778	920,096	586,392	1,235,786
Financial and tax return preparation services(7)	18,250	18,250	18,250	18,250	18,250
Total	$22,218,561	$11,159,647	$12,660,588	$6,702,769	$6,317,032

(1) **Cash Severance Benefits**. A cash severance benefit is payable by the Company under the change of control severance agreements if the officer's employment is terminated by the Company without "cause" or by the officer for "good reason" within 24 months after a change in control. The cash severance payment for each NEO is equal to (a) three times the annual base salary plus (b) three times the greater of the average of the last three annual bonuses or the target bonus as in effect at the time of the change in control. If any payments to an NEO in connection with a change of control would be subject to the 20% excise tax on "excess parachute payments" as defined in Section 280G of the Internal Revenue Code, then, if it would result in a greater net after-tax benefit for the NEO to have the payments that would otherwise be made reduced by the amount necessary to prevent them from being "parachute payments," the NEO will be paid such reduced benefits. The Cash Severance Benefits amount in the table above for Mr. Stein has been reduced in accordance with this provision. Cash severance benefits are payable in a lump sum following termination and only if the executive officer has executed a release of claims, which also includes obligations of the officer regarding confidentiality of proprietary or trade secret information and non-disparagement.

(2) **Insurance Continuation**. If cash severance benefits are triggered, the change of control severance agreement for each NEO also provides for continuation of life, accident and health insurance benefits paid by the Company for up to 36 months following termination of employment, but not to the extent similar benefits are provided by a subsequent employer. The amounts in the table above represent 36 months of life, accident and health insurance benefit payments at the rates paid by the Company for each officer as of March 31, 2013.

(3) **Stock Option Acceleration**. The stock option agreements covering options held by the NEOs provide that upon a change in control all outstanding unexercisable options immediately become exercisable in full, whether or not the NEO's employment is terminated. Information regarding outstanding unexercisable options held by each NEO is set forth in the Outstanding Equity Awards table above. Amounts in the table above represent the aggregate value as of March 31, 2013 of each NEO's outstanding unexercisable options based on the positive spread (if any) between the exercise price of each option and a stock price of $189.62, which was the closing price of the Company's common stock on the last trading day of fiscal 2013.

(4) **Relocation**. If cash severance benefits are triggered, the change of control severance agreement for each NEO also provides for reimbursement of certain relocation expenses if the officer moves his or her residence in order to pursue other business opportunities within one year after the date of termination. Amounts in the table above represent the estimated cost of a typical executive officer relocation.

(5) **Acceleration of SERP Vesting**. Under the terms of the SERP, on a change in control (as defined in the SERP), all SERP participants will be fully vested and the actuarial present value of their accrued age 65 normal retirement benefits will immediately be paid as a lump sum payment. Ms. Hagel and Messrs. Buck and Stein were not vested in the SERP as of March 31, 2013, and the amounts in the table above represent the lump sum payments they would have received under the terms of the SERP if a change in control had occurred on that date.

(6) **Lump Sum Payout of Additional Pension and SERP Benefits**. If cash severance benefits are triggered, the change of control severance agreement for each NEO also provides for a lump sum payment equal to the actuarial present value of the additional age 65 normal retirement benefit the NEO would have received if the NEO had been credited with three additional years of service and compensation under the pension plan and SERP in which he or she participates. The amounts in the table represent the lump sum payments the NEOs would have received under this provision if a change in control and employment termination had occurred on March 31, 2013.

(7) **Financial and tax return preparation services**. The Company's arrangements regarding Company-paid financial and tax return preparation services specify that after a change in control the Company will pay for financial and tax return preparation services for each NEO pertaining to the calendar year in which the change in control occurred. The amounts in the table above represent the approximate rate that the Company would have paid for such services in March 2013.

Other Benefits Triggered on Certain Employment Terminations

Stock options in the event of retirement

The stock option agreements covering options held by the NEOs provide that if an NEO's employment terminates when the NEO is eligible for early retirement (age 55 or older with at least 10 years of service) the period for exercising options following termination of employment is extended from 6 months to 12 months, but not beyond each option's original 10-year term. No accelerated vesting of unexercisable options is provided on early retirement. Messrs. Donegan and Cooke are currently eligible for early retirement. The increase in value of outstanding exercisable options resulting from the extension of the post-termination exercise period from six months to 12 months, with the option values as of March 31, 2013 for six-month and 12-month remaining terms calculated using the Black-Scholes option pricing model with assumptions consistent with those used by the Company for valuing options under applicable accounting guidance, would be as follows: Mr. Donegan, $1,378,276; and Mr. Cooke, $250,885.

The stock option agreements also provide that if an NEO's employment terminates when the NEO is eligible for normal retirement (age 65 or older), all outstanding unexercisable options will become exercisable in full and, instead of terminating in 12 months, all outstanding options will remain exercisable either for their full ten-year terms, in the case of stock option agreements issued prior to November 2009, or for five years following retirement (but not beyond each option's original 10-year term), in the case of stock option agreements issued in or after November 2009. Mr. Donegan holds options that could be outstanding at his 65th birthday, but which based on the expected term are not anticipated to be outstanding at that time. Mr. Cooke retired in June 2013 at the age of 65, and he held options for 59,250 shares that were unvested on his retirement date and became exercisable in full at that time. To provide some estimate of the value of the above benefits, if it is assumed that the Company's stock price on Mr. Cooke's retirement date was the same as it was on the last trading day of fiscal 2013, then the sum of (a) the value (using the Black-Scholes option pricing model with the same assumptions as those used for valuing the Company's options under applicable accounting guidance) of Mr. Cooke's outstanding options that accelerated upon retirement, plus (b) the increased Black-Scholes value (using the same assumptions) of his other outstanding options whose post-termination exercise period was extended to either full remaining term or for five years as compared to the value of those options based on a 12-month post-termination exercise period, was $6,120,287.

Stock options in the event of death or disability

The stock option agreements covering options held by the NEOs provide that upon the death or disability of an NEO, all unexercisable options become fully exercisable and the period for exercising options following termination of employment is extended to 12 months, but not beyond each option's original 10-year term. The aggregate value as of March 31, 2013 of options that would have become exercisable if death or disability had occurred on that date based on the positive spread (if any) between the exercise price of each option and a stock price of $189.62, which was the closing price of the Company's common stock on the last trading day of fiscal 2013, is as set forth in the "Acceleration of Stock Options" row of the "Benefits Potentially Payable Upon a Change in Control" table above. In addition, the increase in value of outstanding options resulting from the extension of the post-termination exercise period from six months to 12 months, with the option values as of March 31, 2013 for six-month and 12-month remaining terms calculated using the Black-Scholes option pricing model with assumptions consistent with those used by the Company for valuing options under applicable accounting guidance, would be as follows: Mr. Donegan, $3,286,415; Ms. Hagel, $911,736; Mr. Buck, $1,022,554; Mr. Stein, $733,356; and Mr. Cooke, $637,903.

Agreement with Roger Cooke

On May 29, 2013, the Company entered into an agreement with Roger Cooke relating to Mr. Cooke's retirement from the Company on June 30, 2013. The agreement provides that for the period from July 1, 2013 through June 30, 2014, Mr. Cooke will be available to perform services for the Company for 48 days in the aggregate, and that the Company will pay Mr. Cooke a fixed retainer of $106,000.

Return to Shareholders Performance Graph

The following line graph provides a comparison of the annual percentage change in the Company's cumulative total shareholder return on its common stock to the cumulative total return of the S&P 500 Index and the S&P 500 Aerospace & Defense Index. The comparison assumes that $100 was invested on March 31, 2008 in the Company's common stock and in each of the foregoing indices and, in each case, assumes the reinvestment of dividends.

Comparison of Cumulative Five Year Total Return


$200
$150
$100
$50
$0
2008
2009
2010
2011
2012
2013

—◇— PRECISION CASTPARTS CORP. —□— S&P 500 INDEX —△— S&P 500 AEROSPACE & DEFENSE INDEX

Company / Index	Mar 08	Mar 09	Mar 10	Mar 11	Mar 12	Mar 13
Precision Castparts Corp.	100	62.38	122.53	148.19	171.39	188.09
S&P 500 Index	100	63.66	93.01	108.35	117.02	133.36
S&P 500 Aerospace & Defense Index	100	60.60	99.63	110.86	115.33	133.78

PROPOSAL 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors Recommends a Vote "For" Proposal 2

The Audit Committee of the Board of Directors has appointed Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending March 30, 2014. Although not required, the Board of Directors is requesting ratification by the shareholders of this appointment. If ratification is not obtained, the Audit Committee will reconsider the appointment.

The Company incurred the following fees for services performed by Deloitte & Touche for fiscal 2013 and 2012:

2013	
Audit Fees	$8,092,498
Audit Related Fees	281,269
Tax Fees	143,956
All Other Fees	—
2012	
Audit Fees	$5,728,712
Audit Related Fees	196,800
Tax Fees	66,844
All Other Fees	—

Audit Fees include annual audit of the Company's consolidated financial statements and review of interim financial statements in the Company's Quarterly Reports on Form 10-Q. Audit Related Fees include audits of the Company's employee benefit plans, acquisition due diligence, review of registration statements and issuance of comfort letters and other audit reports required by regulation or contract. Tax fees include tax advice and planning for income and other taxes for various legal entities of the Company and tax-related acquisition due diligence.

The Audit Committee appoints and approves the fee to be paid to the independent registered public accounting firm. The Audit Committee is also responsible for reviewing and approving engagements of significant non-audit work performed by the independent registered public accounting firm, and the Audit Committee approved all audit related fees and tax fees. Representatives of Deloitte & Touche LLP are expected to be present at the 2013 Annual Meeting of Shareholders, will have an opportunity to make any statements they desire, and will also be available to respond to appropriate questions from shareholders.

The Board of Directors recommends a vote FOR Proposal 2.

PROPOSAL 3: ADVISORY VOTE REGARDING COMPENSATION OF NAMED EXECUTIVE OFFICERS

The Board of Directors Recommends a Vote "For" Proposal 3

The rules of the Securities and Exchange Commission require the Company to submit to its shareholders a nonbinding advisory resolution regarding the compensation of the Company's named executive officers disclosed in this Proxy Statement. As discussed above under "Compensation Discussion and Analysis", the Company has designed and implemented its executive compensation program to provide incentives for the Company's executive officers to achieve high levels of job performance and enhance shareholder value, and to attract and retain key executives who are important to the long-term success of the Company. The Board believes that the Company's executive compensation program has played a key role in the Company consistently delivering strong financial performance to its shareholders and improving that performance over the long-term. This consistently strong financial performance has provided investment returns to the Company's shareholders that are well-above the performance of the Company's peer group and relevant market indices, as indicated in the "Return to Shareholders Performance Graph" on page 29. Accordingly, the Board recommends that you vote FOR the following resolution:

> "RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders pursuant to the rules of the Securities and Exchange Commission, including in the Compensation Discussion and Analysis and the compensation tables and accompanying narrative discussion, is hereby approved."

Approval of this proposal would require the affirmative vote of at least a majority of the votes cast on this proposal at the Annual Meeting. Abstentions and broker nonvotes are counted for purposes of determining whether a quorum exists at the Annual Meeting but are not counted as votes cast and have no effect on the results of the vote on this proposal.

This say-on-pay vote is advisory and will not be binding on the Company, the Board of Directors or the Compensation Committee. The Board and the Compensation Committee will, however, consider the outcome of this advisory vote in connection with future executive compensation decisions.

The Board of Directors recommends a vote FOR Proposal 3.

PROPOSAL 4: RE-APPROVAL AND AMENDMENT OF THE 2001 STOCK INCENTIVE PLAN TO INCREASE THE NUMBER OF AUTHORIZED SHARES

The Board of Directors Recommends a Vote "For" Proposal 4

The Company maintains the 2001 Stock Incentive Plan, as amended (the "Plan"), for the purpose of attracting and retaining key employees and others who provide services for the Company and its subsidiaries. The Plan was initially adopted by the Board of Directors and approved by the shareholders in 2001, and the shareholders approved amendments to the Plan in 2008. Although the Plan permits the grant of several types of awards, no type of award other than non-statutory stock options has ever been granted to any of the Company's executive officers or other employees. The Plan is also used for the annual deferred stock unit awards to the Company's non-employee directors. Total grants under the Plan, net of option expirations and forfeitures, were approximately 1,089,699 shares in fiscal 2013 and approximately 890,285 shares in fiscal 2012. As of March 31, 2013, only 2,818,992 shares of Company common stock were available for future grants under the Plan. The Board of Directors believes that additional shares must be reserved for use under the Plan to enable the Company to attract and retain key employees through the granting of options. Accordingly, in May 2013 the Board of Directors approved amendments to the Plan, subject to shareholder approval, to reserve for issuance under the Plan an additional 5,000,000 shares.

Shareholder approval of this proposal will also constitute re-approval of the per-employee limits on grants of options, SARs and Performance-Based Awards under the Plan, and the list of objective business measures upon which Performance-Based Awards may be based. This re-approval is required every five years for continued compliance with regulations under Section 162(m) of the Internal Revenue Code. See "Tax Consequences."

The complete text of the Plan, marked to show the proposed amendments, is attached to this Proxy Statement as Exhibit B.

Description of the 2001 Stock Incentive Plan

Eligibility. All employees, officers and directors of the Company and its subsidiaries are eligible to participate in the Plan, as are nonemployee consultants and advisors to the Company.

Administration. The Plan is administered by the Board of Directors, which determines and designates from time to time the individuals to whom awards are made under the Plan, the amount of any such award and the price and other terms and conditions of any such award, except that any discretionary awards to non-employee directors may be made only by a committee comprised entirely of independent directors. The Board of Directors has delegated to its Compensation Committee (the "Committee") authority for administration of the Plan.

Awards Available. The Plan permits the grants of incentive stock options ("ISOs"), non-statutory stock options ("NSOs"), stock bonus awards, the sale of shares, stock appreciation rights ("SARs"), restricted stock units ("RSUs") and performance-based awards ("Performance-Based Awards"), subject to terms, conditions and restrictions determined by the Board of Directors. If an option granted under the Plan expires, terminates or is canceled, any unissued shares become available under the Plan. If shares awarded as a bonus or issued as restricted stock are forfeited to the Company or repurchased by the Company, the shares forfeited or repurchased again become available for issuance under the Plan. No individual may be granted options or SARs under the Plan for more than an aggregate of 600,000 shares of Company common stock in any calendar year or, in the case of a newly hired employee, 1,000,000 shares in the calendar year in which the employee is hired. Any shares granted as options or stock appreciation rights are counted against the Plan share limit as one share for every one share granted. Any shares granted as awards other than options or stock appreciation rights are counted against the Plan share limit as two shares for every one share granted.

Term of Plan; Amendments. The Plan will continue until all shares available for issuance under the Plan have been issued and all restrictions on such shares have lapsed. The Board of Directors may suspend or terminate the Plan at any time except with respect to options and shares subject to restrictions then outstanding under the Plan. The Board of Directors may at any time modify or amend the Plan in any respect. Except in connection with a change in capital structure, however, no change in an award already granted shall be made without the written consent of the award holder if the change would adversely affect the holder.

Stock Options. The Board of Directors determines the persons to whom options are granted, the option price, the number of shares subject to each option, the period of each option (except that no options are exercisable after the expiration of 10 years) and the time or times at which the options may be exercised and whether the option is an ISO or a NSO. The option price cannot be less than the fair market value of the Company's common stock on the date of grant. Options are exercisable in accordance with the terms of an option agreement entered into at the time of grant. The Plan prohibits the repricing of stock options.

Stock Bonus Awards. The Board of Directors may award common stock of the Company as a stock bonus under the Plan, including stock units that provide for delivery of common stock at a later date.

Restricted Stock; Restricted Stock Units. The Plan provides that the Board of Directors may issue restricted stock or RSUs in such amounts, for such consideration, and subject to such terms, conditions and restrictions as the Board of Directors may determine.

Stock Appreciation Rights. SARs may be granted under the Plan by the Board of Directors, subject to such rules, terms, and conditions as the Board of Directors prescribes, except that by its terms no SAR shall be exercisable after the expiration of 10 years from the date it is granted. SARs granted with an option may be exercised only to the extent and on the same conditions that the related option could be exercised. Each SAR entitles the holder, upon exercise, to receive without payment to the Company (except for applicable withholding taxes) an amount equal to the excess of the fair market value of a share of Company common stock on the exercise date over the fair market value of a share on the date of grant, multiplied by the number of shares covered by the SAR that is surrendered. Payment by the Company upon exercise of a SAR shall be made in shares of Company common stock valued at fair market value.

Performance-Based Awards. The Board of Directors may grant Performance-Based Awards intended to qualify as qualified performance-based compensation under Section 162(m) of the Internal Revenue Code denominated at the time of grant in shares of Company common stock that may be earned in whole or in part if the Company achieves written objective goals established by the Board of Directors over a designated period of time. Payment of an award earned is made in stock. The Board of Directors may also impose restrictions to payment under a Performance-Based Award in addition to the satisfaction of the performance goals. No participant may receive in the calendar year in which the participant is hired Performance-Based Awards for more than 500,000 shares or in any other calendar year Performance-Based Awards for more than 300,000 shares.

Changes in Capital Structure. The Plan provides that if the outstanding common stock of the Company is increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation, appropriate adjustment will be made by the Board of Directors in the number and kind of shares available for grants under the Plan and in all other share amounts set forth in the Plan.

Tax Consequences

The following description is a summary of the federal income tax consequences of awards under the Plan. Applicable state, local and foreign tax consequences may differ.

Under federal income tax law currently in effect, an optionee will recognize no regular income upon grant or exercise of an ISO. The amount by which the market value of shares issued upon exercise of an ISO exceeds the exercise price, however, may, under certain conditions, be taxed under the alternative minimum tax. If an employee exercises an ISO and does not dispose of any of the shares thereby acquired within two years following the date of grant and within one year following the date of exercise, then any gain realized upon subsequent disposition of the shares will be treated as income from the sale or exchange of a capital asset. If an employee disposes of shares acquired upon exercise of an ISO before expiration of either of the holding periods specified in the foregoing sentence (a "disqualifying disposition"), the optionee will realize ordinary income in an amount equal to the lesser of (i) the excess of the fair market value of the shares on the exercise date over the option price or (ii) the excess of the fair market value of the shares on the date of disposition over the option price. Any additional gain realized upon the disqualifying disposition will constitute capital gain. The Company will not be allowed any deduction for federal income tax purposes either at the time of the grant or exercise of an ISO. Upon any disqualifying disposition by an employee, the Company will generally be entitled to a deduction to the extent the employee realizes ordinary income.

No income is generally realized by the grantee of a NSO until the option is exercised. At the time of exercise of a NSO, the optionee will realize ordinary income, and the Company will generally be entitled to a deduction, in the amount by which the fair market value of the shares subject to the option at the time of exercise exceeds the exercise price. The Company is required to withhold income and employment taxes on such income if the optionee is an employee. Upon sale of shares acquired upon exercise of a NSO, the optionee will realize capital gain or loss equal to the difference between the amount realized from the sale and the fair market value of the shares on the date of exercise.

On exercise of a SAR, the amount realized by the holder will, for federal tax purposes, be taxed as ordinary income, and the Company will generally be allowed to take a deduction for such amount. The SAR holder is subject to withholding on such income.

Section 162(m) of the Internal Revenue Code generally limits the Company's federal income tax deduction to $1 million per person for compensation paid to the Company's Chief Executive Officer and certain other highly compensated executive officers in any year. Under IRS regulations, compensation received through the exercise of an option or SAR will not be subject to the $1,000,000 limit if the option or SAR and the plan pursuant to which it is granted meet certain requirements. One requirement is shareholder approval at least once every five years of a per-employee limit on the number of shares as to which options and SARs may be granted. Approval of this Proposal 4 will constitute re-approval of the per-employee limits for options and SARs under the Plan as previously approved by the Company's shareholders. Other requirements are that the option or SAR be granted by a committee of at least two outside directors and that the exercise price of the option or SAR be not less than the fair market value of the Company's common stock on the date of grant. Accordingly, the Company believes that if this proposal is approved, compensation received on exercise of options and SARs granted under the Plan in compliance with all of the above requirements will continue to be exempt from the $1,000,000 deduction limit.

Under IRS regulations, compensation received through a Performance-Based Award will not be subject to the $1,000,000 limit under Section 162(m) of the Internal Revenue Code if the Performance-Based Award and the plan meet certain requirements. One of these requirements is shareholder approval at least once every five years of the performance criteria upon which award payouts may be based and the maximum amount payable under awards, both of which are set forth in Section 9 of the Plan. Other requirements are that objective performance goals and the amounts payable upon achievement of the goals be established by a committee of at least two outside directors and that no discretion be retained to increase the amount payable under the awards. The Company believes that, if this proposal is approved by the shareholders, compensation received on vesting of Performance-Based Awards granted under the Plan in compliance with all of the above requirements will continue to be exempt from the $1,000,000 deduction limit.

Plan Benefits

Information regarding stock options granted in fiscal 2013 to the NEOs under the Plan is set forth in "Grants of Plan-Based Awards in Fiscal 2013" above. Information regarding deferred stock unit awards granted in fiscal 2013 to nonemployee directors under the Plan is set forth in "Director Compensation" above. Stock options for a total of approximately 310,000 shares were granted under the Plan in fiscal 2013 to all Executive Officers as a group. Stock options for a total of approximately 1,022,628 shares were granted under the Plan in fiscal 2013 to employees who are not Executive Officers.

Vote Required for Approval and Recommendation by the Board

The Board of Directors recommends a vote FOR Proposal 4. In order for the proposal to re-approve and amend the Plan to be approved, at least a majority of the outstanding shares of the Company's common stock must be voted on the proposal, and a majority of the shares voted must be voted in favor of the proposal. Abstentions are counted as votes cast and have the effect of "no" votes on the proposal. Broker non-votes are not considered votes cast and have no effect on the results of the vote.

Equity Compensation Plan Information

The following table provides information regarding the number of shares of common stock of the Company that were subject to outstanding stock options or other compensation plan grants and awards at March 31, 2013.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	4,613,909	$136.31	2,825,146(1)
Equity compensation plans not approved by security holders	111,758(2)	N/A	N/A
Total	4,725,667	$136.31	2,825,146

(1) 6,154 shares remain available for issuance under the Company's 1994 Stock Incentive Plan (the "1994 Plan"). 2,818,992 shares of common stock remain available for issuance under the Company's 2001 Stock Incentive Plan (the "2001 Plan"). At this time, no awards other than options have been issued under the 1994 Plan, and no awards other than options have been issued to executive officers or other employees under the 2001 Plan. The 2001 Plan is also used for the annual deferred stock unit awards to non-employee directors. 1,545,510 shares of common stock remain available for issuance under the Company's 2008 Employee Stock Purchase Plan.

(2) Equity compensation plans not approved by shareholders that are included in the table are the Executive Deferred Compensation Plan and the Non-Employee Director Deferred Compensation Plan, which allow for voluntary deferral of certain cash compensation. Investment options under these plans include a Company phantom stock account, which is settled in shares of Company common stock when payments are made to participants. The amount in the table represents the aggregate number of shares of Company common stock credited to phantom stock accounts under these plans. Additional information regarding these plans is provided under Director Compensation on page 5 and Nonqualified Deferred Compensation on page 26.

PROPOSAL 5: APPROVAL OF AMENDMENT TO THE COMPANY'S RESTATED ARTICLES OF INCORPORATION TO PROVIDE FOR MAJORITY VOTING IN UNCONTESTED ELECTIONS OF DIRECTORS

The Board of Directors Recommends a Vote "For" Proposal 5

The Board of Directors has adopted, and recommends that the shareholders of the Company approve, a new Article IX to the Company's Restated Articles of Incorporation (the "Articles") to provide for majority voting in uncontested elections of directors.

A copy and explanation of the new Article IX to the Articles (the "Proposed Amendment") that would be implemented upon shareholder approval of this proposal is set forth below. Other than as described in this proposal, the approval of the Proposed Amendment will not have any effect on the rights of shareholders.

Background

Under Oregon law, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. A standard other than a plurality may only be used if it is specified in the Company's Articles of Incorporation. In 2011, the Board adopted the policy in PCC's Corporate Governance Guidelines that requires a director nominee who receives more "withhold" votes than "for" votes in an uncontested director election to tender his or her resignation for consideration by the Nominating & Corporate Governance Committee. After further consideration of this topic, and upon the recommendation of the Nominating & Corporate Governance Committee, the Board of Directors has approved and recommends shareholder approval of the Proposed Amendment to provide for a majority vote standard for uncontested elections of directors.

Summary of Proposed Amendment

Under the Proposed Amendment, a nominee for director in an uncontested election will be elected at a shareholder meeting for the election of directors if the number of votes cast "for" the nominee exceeds the number of votes cast "against" the nominee. An "abstain" vote will have no effect on the outcome of the election but will be counted for purposes of determining whether a quorum is present at the shareholder meeting. For contested elections in which there are more director candidates than director positions to be elected, the voting standard will continue to be a plurality of votes cast. Under Oregon law, an incumbent director nominee who is not re-elected continues to serve on the Board of Directors until his or her successor is elected and qualified. Accordingly, if the Proposed Amendment is adopted, the Company will retain its current resignation policy to address the status of any incumbent director who fails to be re-elected.

The Proposed Amendment would add a new Article IX to the Articles that would read as follows:

"ARTICLE IX

In any election of directors of the corporation at a meeting of shareholders at which a quorum is present, each director shall be elected if the number of votes cast "for" the director exceeds the number of votes cast "against" the director; provided, however, that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election of directors."

Vote Required for Approval and Recommendation by the Board

The Board of Directors recommends a vote FOR Proposal 5. In order for the Proposed Amendment to be approved, the votes cast in favor of the proposal must exceed the votes cast in opposition to the proposal. Abstentions and broker nonvotes are counted for purposes of determining whether a quorum exists at the Annual Meeting but are not counted as votes cast and have no effect on the results of the vote on this proposal.

If the Proposed Amendment is approved, the Company would promptly file Articles of Amendment with the Oregon Secretary of State, and the Proposed Amendment would become effective at that time. The new majority vote standard would then be applicable to the election of directors at the 2014 Annual Meeting of Shareholders. In the event the shareholders do not approve this proposal, the Articles will remain unchanged and director nominees in uncontested elections would continue to be elected by a plurality of the votes cast.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table shows information about those persons known to the Company to be beneficial owners of more than five percent of the Company's outstanding common stock as of December 31, 2012. The information listed below is based entirely on information filed by the beneficial owners with the Securities and Exchange Commission.

Name and Address of Beneficial Owner	Shares Beneficially Owned	% of Class
T. Rowe Price Associates, Inc. 100 E. Pratt Street, Baltimore, Maryland 21202	11,497,594	7.9%
BlackRock, Inc. 40 East 52nd Street, New York, New York 10022	7,846,404	5.4%

TRANSACTIONS WITH RELATED PERSONS

The Board of Directors has adopted a written policy with respect to related party transactions. The policy requires that the Audit Committee approve all transactions or series of similar transactions between the Company and a related party, which includes all executive officers and directors and their immediate family members, that exceed $120,000 and in which the related party has a direct or indirect material interest. The policy also applies to transactions between the Company and an entity (i) owned or controlled by a director, executive officer or their immediate family members or (ii) for which a director, executive officer or their immediate family member serves as a senior officer or director. The policy provides that the Audit Committee will take into account whether the interested transaction is on terms no less favorable to the Company than the terms generally made available by the Company to an unaffiliated third party under similar circumstances and the extent of the related party's interest in the transaction.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, as well as persons who own more than 10 percent of the Company's common stock, to file initial reports of ownership and reports of changes in ownership of common stock of the Company with the Securities and Exchange Commission. Based solely on a review of the copies of such forms received by the Company and on written representations from certain reporting persons that they have complied with the relevant filing requirements, the Company believes that all Section 16(a) filing requirements applicable to its executive officers and directors were complied with in fiscal 2013.

ANNUAL REPORT AND FORM 10-K; INTERNET AVAILABILITY OF PROXY MATERIALS

We have included with this proxy statement a copy of the Company's 2013 Annual Report that includes the Company's Annual Report on Form 10-K. Upon written request, the Company will furnish without charge additional copies of the Company's Annual Report. Such requests should be directed to Ms. Ruth A. Beyer, Secretary, Precision Castparts Corp., 4650 SW Macadam Avenue, Suite 400, Portland, OR 97239-4262.

Important Notice Regarding the Availability of Proxy Materials for the Precision Castparts Corp. 2013 Annual Meeting of Shareholders to Be Held on August 13, 2013: the Proxy Statement and the Annual Report on Form 10-K are available at http://www.precast.com.

METHOD AND COST OF SOLICITATION

The Company will pay the cost of soliciting proxies. In addition to soliciting proxies by mail, the Company's employees may request the return of proxies in person or by telephone. The Company has also hired The Proxy Advisory Group, LLC to assist with Annual Meeting procedures and to solicit proxies for a fee of $12,000. Brokers and persons holding shares for the benefit of others may incur expenses in forwarding proxies and accompanying materials and in obtaining permission from beneficial owners to execute proxies. On request, the Company will reimburse those expenses.

HOUSEHOLDING

The Company has adopted a procedure approved by the Securities and Exchange Commission called "householding." Under this procedure, shareholders of record who have the same address receive only one copy of the Notice Regarding the Availability of Proxy Materials or the Proxy Statement and Annual Report, as applicable. Shareholders who participate in householding continue to receive separate proxy forms. Householding does not affect dividend check mailings.

Any shareholder who would prefer to have a separate copy of the Notice Regarding the Availability of Proxy Materials, Proxy Statement or Annual Report delivered to him or her at the shared address for this and future years may elect to do so by calling (503) 946-4778 or by writing to Ms. Ruth A. Beyer, Secretary, Precision Castparts Corp., 4650 SW Macadam Avenue, Suite 400, Portland, OR 97239-4262. A copy of the materials will be sent promptly to the shareholder following receipt of such notice.

DISCRETIONARY AUTHORITY

While the Notice of Annual Meeting of Shareholders provides for transaction of such other business as may properly come before the Annual Meeting, the Board of Directors has no knowledge of any matters to be presented at the meeting other than those referred to in this proxy statement. However, the enclosed proxy gives discretionary authority in the event that any other matters should be presented.

SHAREHOLDER PROPOSALS

Shareholders wishing to present proposals for action at an Annual Meeting must do so in accordance with the Company's bylaws. For purposes of the Company's 2014 Annual Meeting, such notice, to be timely, must be received by the Company between April 15, 2014 and May 15, 2014. In addition, SEC rules require that any shareholder proposal to be considered for inclusion in next year's Annual Meeting proxy materials be received at the Company's principal office by March 5, 2014. The Company's mailing address is 4650 SW Macadam, Suite 400, Portland, Oregon 97239.

Whether you plan to attend the Annual Meeting or not, please submit a proxy through the internet or sign and return the enclosed proxy form in the enclosed, stamped envelope if this proxy was received by mail.

/s/ RUTH A. BEYER

Ruth A. Beyer
Secretary

Portland, Oregon
July 3, 2013

EXHIBIT A

SURVEY COMPANIES

AECOM Technology Corp
Air Products & Chemicals Inc
Allergan Inc
Ameren Corp
Automatic Data Processing
Autonation Inc
Avon Products
Ball Corp
Baxter International Inc
Booz Allen Hamilton Holding Corp
BorgWarner Inc
Calpine Corp
Cameron International Corp
Campbell Soup Co
Celanese Corp
CenterPoint Energy Inc
Chesapeake Energy Corporation
Cliffs Natural Resources Inc
The Clorox Company
CMS Energy Corp
ConAgra Foods Inc
Cooper Industries Plc
Covidien Plc
Dana Holding Corp
Darden Restaurants Inc
Dole Food Co Inc
Dollar General Corp
Dominion Resources Inc
Dover Corp
Dr. Pepper Snapple Group Inc
DTE Energy Co
Duke Energy Corp
Eastman Chemical Co
Ecolab Inc
Entergy Corp
Lauder (Estee) Cos Inc
Federal-Mogul Corp
Genuine Parts Co
Goodrich Corp
Harley-Davidson Inc
Hershey Co
Hillshire Brands Co
H.J. Heinz Company
Hormel Foods Corp
Huntington Ingalls Industries Inc
Ingersoll-Rand Plc
Ingredion Inc
The J.M. Smucker Company
Kellogg Co
Kelly Services Inc
Kinder Morgan Inc
Limited Brands Inc
Luxottica Group Spa
Marriott Intl Inc
Masco Corp
Mattel Inc
MeadWestvaco Corp
Mohawk Industries Inc
Mosaic Co
Navistar International Corp
Newell Rubbermaid Inc
NiSource Inc
Nordstrom Inc
Norfolk Southern Corp
NRG Energy Inc
Office Depot Inc
ONEOK Inc
Owens Corning
Owens-Illinois Inc
Parker-Hannifin Corp
PetSmart Inc
Pitney Bowes Inc
PPL Corp
PVH Corp
Reynolds American Inc
Rockwell Automation
Ross Stores Inc
Ryder System Inc
Sempra Energy
Sherwin-Williams Co
Starbucks Corp
Starwood Hotels & Resorts Wrld
Stryker Corp
Tenet Healthcare Corp
Tenneco Inc
Terex Corp
Textron Inc
Thermo Fisher Scientific Inc
United Stationers Inc
VF Corp
Visteon Corp
Waste Management Inc
Wesco Intl Inc
Weyerhaeuser Co
Williams Cos Inc
W.W. Grainger, Inc.
Yum Brands Inc

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EXHIBIT B

2001 STOCK INCENTIVE PLAN, AS AMENDED
(marked to show proposed amendments)

1. **Purpose**. The purpose of this 2001 Stock Incentive Plan (the "Plan") is to enable Precision Castparts Corp. (the "Company") to attract and retain the services of (i) selected employees, officers and directors of the Company or any parent or subsidiary of the Company and (ii) selected nonemployee agents, consultants, advisers and independent contractors of the Company or any parent or subsidiary of the Company. For purposes of this Plan, a person is considered to be employed by or in the service of the Company if the person is employed by or in the service of any entity (the "Employer") that is either the Company or a parent or subsidiary of the Company. As used in this Section 1, the term "subsidiary" shall include corporations, limited liability companies, partnerships or other entities directly or indirectly controlled by the Company.

2. **Shares Subject to the Plan**. Subject to adjustment as provided below and in Section 10, the shares to be offered under the Plan shall consist of Common Stock of the Company, and the total number of shares of Common Stock that may be issued under the Plan shall be 15~~0~~,273,682 shares, plus the number of shares subject to outstanding stock options as of May 30, 2008 under the Company's 1999 Nonqualified Stock Option Plan that expire or terminate after May 30, 2008 and on or before May 30, 2018 without being exercised. Any shares granted as options or stock appreciation rights are counted against this limit as one share for every one share granted. Any shares granted as awards other than options or stock appreciation rights are counted against this limit as two shares for every one share granted. If an option, stock appreciation right or Performance-Based Award (as defined in Section 9 below) granted under the Plan expires, terminates or is canceled, the unissued shares subject to that option, stock appreciation right or Performance-Based Award shall again be available under the Plan. If shares awarded as a bonus pursuant to Section 7 or sold pursuant to Section 8 under the Plan are forfeited to or repurchased by the Company, the number of shares forfeited or repurchased (multiplied by two) shall again be available under the Plan. If restricted stock units awarded under Section 8 are cancelled or forfeited, the number of shares of Common Stock deliverable in connection with such restricted stock units (multiplied by two) shall again be available under the Plan.

3. **Effective Date and Duration of Plan**.

3.1 ***Effective Date.*** The Plan shall become effective as of May 24, 2001. No Incentive Stock Option (as defined in Section 5 below) granted under the Plan shall become exercisable and no payments shall be made under a Performance-Based Award, however, until the Plan is approved by the affirmative vote of the holders of a majority of the shares of Common Stock represented at a shareholders meeting at which a quorum is present or by means of consent resolutions, and the exercise of any Incentive Stock Options granted under the Plan before approval shall be conditioned on and subject to that approval. Subject to this limitation, options, stock appreciation rights and Performance-Based Awards may be granted and shares may be awarded as bonuses or sold under the Plan at any time after the effective date and before termination of the Plan.

3.2 ***Duration.*** The Plan shall continue in effect until all shares available for issuance under the Plan have been issued and all restrictions on the shares have lapsed. The Board of Directors may suspend or terminate the Plan at any time except with respect to options and shares subject to restrictions then outstanding under the Plan. Termination shall not affect any outstanding awards or any right of the Company to repurchase shares or the forfeitability of shares issued under the Plan.

4. **Administration**.

4.1 ***Board of Directors.*** The Plan shall be administered by the Board of Directors of the Company, which shall determine and designate the individuals to whom awards shall be made, the amount of the awards and the other terms and conditions of the awards. Subject to the provisions of the Plan, the Board of Directors may adopt and amend rules and regulations relating to administration of the Plan, advance the lapse of any waiting period, accelerate any exercise date, waive or modify any restriction applicable to shares (except those restrictions imposed by law) and make all other determinations in the judgment of the Board of Directors necessary or desirable for the administration of the Plan. The interpretation and construction of the provisions of the Plan and related agreements by the Board of Directors shall be final and conclusive. The Board of Directors may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any related agreement in the manner and to the extent it deems expedient to carry the Plan into effect, and the Board of Directors shall be the sole and final judge of such expediency.

4.2 ***Committee.*** The Board of Directors may delegate to any committee of the Board of Directors (the "Committee") any or all authority for administration of the Plan. Authority to make discretionary awards to non-employee directors of the Company shall be delegated to a Committee comprised entirely of independent directors. If authority is delegated to the Committee, all references to the Board of Directors in the Plan shall mean and relate to the Committee, except (i) as otherwise provided by the Board of Directors and (ii) that only the Board of Directors may amend or terminate the Plan as provided in Sections 3 and 11.

5. **Awards.**

5.1 ***Types of Awards, Eligibility, Limitations.*** The Board of Directors may, from time to time, take the following actions, separately or in combination, under the Plan: (i) grant Incentive Stock Options, as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), as provided in Sections 6.1 and 6.2; (ii) grant options other than Incentive Stock Options ("Non-Statutory Stock Options") as provided in Sections 6.1 and 6.3; (iii) grant stock appreciation rights as provided in Section 6.4; (iv) award stock bonuses as provided in Section 7; (v) issue shares subject to restrictions as provided in Section 8.1; (vi) grant restricted stock units as provided in Section 8.2; and (vii) award Performance-Based Awards as provided in Section 9. Awards may be made to employees, including employees who are officers or directors, and to other individuals described in Section 1 selected by the Board of Directors; provided, however, that only employees of the Company or any parent or subsidiary of the Company (as defined in subsections 424(e) and 424(f) of the Code) are eligible to receive Incentive Stock Options under the Plan. The Board of Directors shall select the individuals to whom awards shall be made and shall specify the action taken with respect to each individual to whom an award is made. At the discretion of the Board of Directors and except as provided in Section 5.2, an individual may be given an election to surrender an award in exchange for the grant of a new award. No employee may be granted options or stock appreciation rights for more than an aggregate of 1,000,000 shares of Common Stock in the calendar year in which the employee is hired or 600,000 shares of Common Stock in any other calendar year.

5.2 ***No Repricing of Options***. Notwithstanding anything to the contrary in the Plan, the Company shall not engage in any repricing of options granted under the Plan without further shareholder approval. For this purpose, the term "repricing" shall mean any of the following or any other action that has the same effect: (i) lowering the exercise price of an option after it is granted (except in accordance with Section 10), (ii) buying-out an outstanding option at a time when its exercise price exceeds the fair market value of the underlying stock for cash or shares, (iii) any other action that is treated as a repricing under generally accepted accounting principles, or (iv) canceling an option at a time when its exercise price exceeds the fair market value of the underlying stock in exchange for another option, restricted stock, or other equity of the Company, unless the cancellation and exchange occurs in connection with a merger, acquisition, spin-off, or similar corporate transaction.

6. **Stock Options; Stock Appreciation Rights**.

6.1 ***General Rules Relating to Options.***

6.1-1 **Terms of Grant**. The Board of Directors may grant options under the Plan. With respect to each option grant, the Board of Directors shall determine the number of shares subject to the option, the exercise price, the period of the option, the time or times at which the option may be exercised and whether the option is an Incentive Stock Option or a Non-Statutory Stock Option.

6.1-2 **Nontransferability**. Each Incentive Stock Option and, unless otherwise determined by the Board of Directors, each other option granted under the Plan by its terms (i) shall be nonassignable and nontransferable by the optionee, either voluntarily or by operation of law, except by will or by the laws of descent and distribution of the state or country of the optionee's domicile at the time of death, and (ii) during the optionee's lifetime, shall be exercisable only by the optionee.

6.1-3 **Payment on Exercise**. Unless the Board of Directors determines otherwise, on or before the date specified for completion of the purchase of shares pursuant to an option exercise, the optionee must pay the Company the full purchase price of those shares in cash or by check or, with the consent of the Board of Directors, in whole or in part, in Common Stock of the Company valued at fair market value, restricted stock or other contingent awards denominated in either stock or cash, promissory notes and other forms of consideration. The fair market value of Common Stock provided in payment of the purchase price shall be the closing price of the Common Stock last reported before the time payment in Common Stock is made or, if earlier, committed to be made, if the Common Stock is publicly traded, or another value of the Common Stock as specified by the Board of Directors. No shares shall be issued until full payment for the shares has been made, including all amounts owed for tax withholding. With the consent of the Board of Directors, an optionee may request the Company to apply automatically the shares to be received upon the exercise of a portion of a stock option (even though stock certificates have not yet been issued) to satisfy the purchase price for additional portions of the option.

6.1-4 **Limitations on Grants to Non-Exempt Employees.** Unless otherwise determined by the Board of Directors, if an employee of the Company or any parent or subsidiary of the Company is a non-exempt employee subject to the overtime compensation provisions of Section 7 of the Fair Labor Standards Act (the "FLSA"), any option granted to that employee shall be subject to the following restrictions: (i) the option price shall be at least 100 percent of the fair market value, as described in Section 6.3-1, of the Common Stock subject to the option on the date it is granted; and (ii) the option shall not be exercisable until at least six months after the date it is granted; provided, however, that this six-month restriction on exercisability will cease to apply if the employee dies, becomes disabled or retires, there is a change in ownership of the Company, or in other circumstances permitted by regulation, all as prescribed in Section 7(e)(8)(B) of the FLSA.

6.2 ***Incentive Stock Options***. Incentive Stock Options shall be subject to the following additional terms and conditions:

6.2-1 **Limitation on Amount of Grants**. If the aggregate fair market value of stock (determined as of the date the option is granted) for which Incentive Stock Options granted under this Plan (and any other stock incentive plan of the Company or its parent or subsidiary corporations, as defined in subsections 424(e) and 424(f) of the Code) are exercisable for the first time by an employee during any calendar year exceeds $100,000, the portion of the option or options not exceeding $100,000, to the extent of whole shares, will be treated as an Incentive Stock Option and the remaining portion of the option or options will be treated as a Non-Statutory Stock Option. The preceding sentence will be applied by taking options into account in the order in which they were granted. If, under the $100,000 limitation, a portion of an option is treated as an Incentive Stock Option and the remaining portion of the option is treated as a Non-Statutory Stock Option, unless the optionee designates otherwise at the time of exercise, the optionee's exercise of all or a portion of the option will be treated as the exercise of the Incentive Stock Option portion of the option to the full extent permitted under the $100,000 limitation. If an optionee exercises an option that is treated as in part an Incentive Stock Option and in part a Non-Statutory Stock Option, the Company will designate the portion of the stock acquired pursuant to the exercise of the Incentive Stock Option portion as Incentive Stock Option stock by issuing a separate certificate for that portion of the stock and identifying the certificate as Incentive Stock Option stock in its stock records.

6.2-2 **Limitations on Grants to 10 Percent Shareholders**. An Incentive Stock Option may be granted under the Plan to an employee possessing more than 10 percent of the total combined voting power of all classes of stock of the Company or any parent or subsidiary (as defined in subsections 424(e) and 424(f) of the Code) only if the option price is at least 110 percent of the fair market value, as described in Section 6.2-4, of the Common Stock subject to the option on the date it is granted and the option by its terms is not exercisable after the expiration of five years from the date it is granted.

6.2-3 **Duration of Options**. Subject to Sections 6.5-1, 6.5-2 and 6.2-2, Incentive Stock Options granted under the Plan shall continue in effect for the period fixed by the Board of Directors, except that by its terms no Incentive Stock Option shall be exercisable after the expiration of 10 years from the date it is granted.

6.2-4 **Option Price**. The option price per share shall be determined by the Board of Directors at the time of grant. Except as provided in Section 6.2-2, the option price shall not be less than 100 percent of the fair market value of the Common Stock covered by the Incentive Stock Option at the date the option is granted. The fair market value shall be the closing price of the Common Stock last reported before the time the option is granted, if the stock is publicly traded, or another value of the Common Stock as specified by the Board of Directors.

6.2-5 **Limitation on Time of Grant**. No Incentive Stock Option shall be granted on or after the tenth anniversary of the last action by the Board of Directors adopting the Plan or approving an increase in the number of shares available for issuance under the Plan, which action was subsequently approved within 12 months by the shareholders.

6.2-6 **Early Dispositions**. If within two years after an Incentive Stock Option is granted or within 12 months after an Incentive Stock Option is exercised, the optionee sells or otherwise disposes of Common Stock acquired on exercise of the Option, the optionee shall within 30 days of the sale or disposition notify the Company in writing of (i) the date of the sale or disposition, (ii) the amount realized on the sale or disposition and (iii) the nature of the disposition (e.g., sale, gift, etc.).

6.3 ***Non-Statutory Stock Options***. Non-Statutory Stock Options shall be subject to the following terms and conditions, in addition to those set forth in Section 6.1 above:

6.3-1 **Option Price**. The option price for Non-Statutory Stock Options shall be determined by the Board of Directors at the time of grant, and shall not be less than 100 percent of the fair market value of the Common Stock covered by the Non-Statutory Stock Option at the date the option is granted. The fair market value shall be the closing price of the Common Stock last reported before the time the option is granted, the lowest reported sale price on the date of grant, or another value of the Common Stock as specified by the Board of Directors.

6.3-2 **Duration of Options**. Non-Statutory Stock Options granted under the Plan shall continue in effect for the period fixed by the Board of Directors, except that by its terms no Non-Statutory Stock Option shall be exercisable after the expiration of 10 years from the date it is granted.

6.4 ***Stock Appreciation Rights***.

6.4-1 **Grant**. Stock appreciation rights may be granted under the Plan by the Board of Directors, subject to such rules, terms, and conditions as the Board of Directors prescribes. With respect to any stock options granted after May 19, 2004, the Board of Directors may provide that at a later date stock appreciation rights may be granted in substitution for stock options granted under the Plan. With respect to each grant, the Board shall determine the number of shares subject to the stock appreciation right, the period of the stock appreciation right, and the time or times at which the stock appreciation right may be exercised. Stock appreciation rights shall continue in effect for the period fixed by the Board of Directors except that by its terms no stock appreciation right shall be exercisable after the expiration of 10 years from the date it is granted.

6.4-2 **Stock Appreciation Rights Granted in Connection with Options**. If a stock appreciation right is granted in connection with an option, the stock appreciation right shall be exercisable only to the extent and on the same conditions that the related option could be exercised. Upon exercise of a stock appreciation right, any option or portion thereof to which the stock appreciation right relates terminates. If a stock appreciation right is granted in connection with an option, upon exercise of the option, the stock appreciation right or portion thereof to which the grant relates terminates.

6.4-3 **Exercise**. Each stock appreciation right shall entitle the holder, upon exercise, to receive from the Company in exchange therefor an amount equal in value to the excess of the fair market value on the date of exercise of one share of Common Stock of the Company over its fair market value on the date of grant (or, in the case of a stock appreciation right granted in connection with an option, the option price per share under the option to which the stock appreciation right relates), multiplied by the number of shares covered by the stock appreciation right or the option, or portion thereof, that is surrendered. No stock appreciation right shall be exercisable at a time that the amount determined under this subparagraph is negative. Payment by the Company upon exercise of a stock appreciation right shall be made in Common Stock valued at fair market value. For this purpose, the fair market value of the Common Stock shall be the closing price of the Common Stock last reported before the time of exercise, or such other value of the Common Stock as specified by the Board of Directors.

6.4-4 **Fractional Shares**. No fractional shares shall be issued upon exercise of a stock appreciation right. In lieu thereof, cash may be paid in an amount equal to the value of the fraction or, if the Board of Directors shall determine, the number of shares may be rounded downward to the next whole share.

6.4-5 **Nontransferability.** Each stock appreciation right granted in connection with an Incentive Stock Option and, unless otherwise determined by the Board of Directors, each other stock appreciation right granted under the Plan by its terms shall be nonassignable and nontransferable by the holder, either voluntarily or by operation of law, except by will or by the laws of descent and distribution of the state or country of the holder's domicile at the time of death, and each stock appreciation right by its terms shall be exercisable during the holder's lifetime only by the holder.

6.5 ***Exercise of Options and Stock Appreciation Rights***

6.5-1 **Exercise**. Except as provided in Section 6.5-2 or as determined by the Board of Directors, no option or stock appreciation right granted under the Plan may be exercised unless at the time of exercise the holder is employed by or in the service of the Company and shall have been so employed or provided such service continuously since the date the option or stock appreciation right was granted. Except as provided in Sections 6.5-2 and 10, options and stock appreciation rights granted under the Plan may be exercised from time to time over the period stated in each option or stock appreciation right in amounts and at times prescribed by the Board of Directors, provided that options and stock appreciation rights may not be exercised for fractional shares. Unless otherwise determined by the Board of Directors, if a holder does not exercise an option or stock appreciation right in any one year for the full number of shares to which the holder is entitled in that year, the holder's rights shall be cumulative and the holder may acquire those shares in any subsequent year during the term of the option or stock appreciation right.

6.5-2 **Termination of Employment or Service**.

6.5-2(a) **General Rule**. Unless otherwise determined by the Board of Directors, if a holder's employment or service with the Company terminates for any reason other than because of total disability, death or, in the case of Nonstatutory Stock Options or stock appreciation rights, bona fide early retirement, as provided in Sections 6.5-2(b), (c) and (d), his or her option or stock appreciation right may be exercised at any time before the expiration date of the option or stock appreciation right or the expiration of 3 months (6 months in the case of Nonstatutory Stock Options or stock appreciation rights) after the date of termination, whichever is the shorter period, but only if and to the extent the holder was entitled to exercise the option or stock appreciation right at the date of termination.

6.5-2(b) **Termination Because of Total Disability**. Unless otherwise determined by the Board of Directors, if a holder's employment or service with the Company terminates because of total disability, his or her option or stock appreciation right may be exercised at any time before the expiration date of the option or stock appreciation right or before the date 3 months after the date of termination (6 months in the case of Nonstatutory Stock Options or stock appreciation rights), whichever is the shorter period, but only if and to the extent the holder was entitled to exercise the option or stock appreciation right at the date of termination. The term "total disability" means a medically determinable mental or physical impairment that is expected to result in death or has lasted or is expected to last for a continuous period of 12 months or more and that, in the opinion of the Company and two independent physicians, causes the holder to be unable to perform his or her duties as an employee, director, officer or consultant of the Employer and unable to be engaged in any substantial gainful activity. Total disability shall be deemed to have occurred on the first day after the two independent physicians have furnished their written opinion of total disability to the Company and the Company has reached an opinion of total disability.

6.5-2(c) **Termination Because of Death**. Unless otherwise determined by the Board of Directors, if a holder dies while employed by or providing service to the Company, his or her option or stock appreciation right may be exercised at any time before the expiration date of the option or stock appreciation right or before the date 12 months after the date of death, whichever is the shorter period, but only if and to the extent the holder was entitled to exercise the option or stock appreciation right at the date of death and only by the person or persons to whom the holder's rights under the option or stock appreciation right shall pass by the holder's will or by the laws of descent and distribution of the state or country of domicile at the time of death.

6.5-2(d) **Termination Upon Retirement at Normal Retirement Age or at Bona Fide early Retirement**. Unless otherwise determined by the Board of Directors, in the event the employment of a holder by the Company or by any subsidiary of the Company is terminated by retirement at normal retirement age as defined under the provisions of the Company's Retirement Plan or under conditions of bona fide early retirement, any Non-Statutory Stock Option or stock appreciation right may be exercised at any time prior to its expiration date or the expiration of twelve months after the date of such termination of employment, whichever is the shorter period, but only if and to the extent the holder was entitled to exercise the option or stock appreciation right on the date of such termination.

6.5-2(e) **Amendment of Exercise Period Applicable to Termination**. The Board of Directors may at any time extend the 3-month, 6-month and 12-month exercise periods any length of time not longer than the original expiration date of the option or stock appreciation right. The Board of Directors may at any time increase the portion of an option or stock appreciation right that is exercisable, subject to terms and conditions determined by the Board of Directors.

6.5-2(f) **Failure to Exercise Option or Stock Appreciation Right**. To the extent that the option or stock appreciation right of any deceased holder or any holder whose employment or service terminates is not exercised within the applicable period, all further rights to purchase shares pursuant to the option or stock appreciation right shall cease and terminate.

6.5-2(g) **Leave of Absence.** Absence on leave approved by the Employer or on account of illness or disability shall not be deemed a termination or interruption of employment or service. Unless otherwise determined by the Board of Directors, vesting of options and stock appreciation rights shall continue during a medical, family or military leave of absence, whether paid or unpaid, and vesting of options and stock appreciation rights shall be suspended during any other unpaid leave of absence.

6.5-3 **Notice of Exercise**. Unless the Board of Directors determines otherwise, shares may be acquired pursuant to an option or stock appreciation right granted under the Plan only upon the

Company's receipt of written notice from the holder of the holder's binding commitment to purchase shares, specifying the number of shares the holder desires to acquire under the option or stock appreciation right and the date on which the holder agrees to complete the transaction, and, if required to comply with the Securities Act of 1933, containing a representation that it is the holder's intention to acquire the shares for investment and not with a view to distribution.

6.5-4 **Tax Withholding**. Each holder who has exercised an option or stock appreciation right shall, immediately upon notification of the amount due, if any, pay to the Company in cash or by check amounts necessary to satisfy any applicable federal, state and local tax withholding requirements. If additional withholding is or becomes required (as a result of exercise of an option or stock appreciation right or as a result of disposition of shares acquired pursuant to exercise of an option or stock appreciation right) beyond any amount deposited before delivery of the certificates, the holder shall pay such amount, in cash or by check, to the Company on demand. If the holder fails to pay the amount demanded, the Company or the Employer may withhold that amount from other amounts payable to the holder, including salary, subject to applicable law. With the consent of the Board of Directors, a holder may satisfy this obligation, in whole or in part, by instructing the Company to withhold from the shares to be issued upon exercise or by delivering to the Company other shares of Common Stock; provided, however, that the number of shares so withheld or delivered in connection with an option exercise shall not exceed the minimum amount necessary to satisfy the required withholding obligation.

6.5-5 **Reduction of Reserved Shares**. Upon the exercise of an option, the number of shares reserved for issuance under the Plan shall be reduced by the number of shares issued upon exercise of the option. Upon the exercise of a stock appreciation right, all of the shares for which the stock appreciation right is exercised (that is, shares actually issued pursuant to a stock appreciation right, as well as the shares that represent payment of the exercise price) will cease to be available under the Plan. Shares used to pay any withholding taxes and the exercise price of an option will not become available for future grant or sale under the Plan.

7. **Stock Bonuses**. The Board of Directors may award shares under the Plan as stock bonuses. Shares awarded as a bonus shall be subject to the terms, conditions and restrictions determined by the Board of Directors. The restrictions may include restrictions concerning transferability and forfeiture of the shares awarded, together with any other restrictions determined by the Board of Directors. The Board of Directors may require the recipient to sign an agreement as a condition of the award, but may not require the recipient to pay any monetary consideration other than amounts necessary to satisfy tax withholding requirements. The agreement may contain any terms, conditions, restrictions, representations and warranties required by the Board of Directors. The certificates representing the shares awarded shall bear any legends required by the Board of Directors. The Company may require any recipient of a stock bonus to pay to the Company in cash or by check upon demand amounts necessary to satisfy any applicable federal, state or local tax withholding requirements. If the recipient fails to pay the amount demanded, the Company or the Employer may withhold that amount from other amounts payable to the recipient, including salary, subject to applicable law. With the consent of the Board of Directors, a recipient may satisfy this obligation, in whole or in part, by instructing the Company to withhold from any shares to be issued or by delivering to the Company other shares of Common Stock; provided, however, that the number of shares so withheld or delivered shall not exceed the minimum amount necessary to satisfy the required withholding obligation. Upon the issuance of a stock bonus, the number of shares reserved for issuance under the Plan shall be reduced by two times the number of shares issued and by two times the number of shares withheld to satisfy withholding obligations.

8. **Restricted Stock; Restricted Stock Units**.

8.1 ***Restricted Stock***. The Board of Directors may issue shares under the Plan for any consideration (including promissory notes and services) determined by the Board of Directors. Shares issued under the Plan shall be subject to the terms, conditions and restrictions determined by the Board of Directors. The restrictions may include restrictions concerning transferability, repurchase by the Company and forfeiture of the shares issued, together with any other restrictions determined by the Board of Directors. All Common Stock issued pursuant to this Section 8 shall be subject to a purchase agreement, which shall be executed by the Company and the prospective purchaser of the shares before the delivery of certificates representing the shares to the purchaser. The purchase agreement may contain any terms, conditions, restrictions, representations and warranties required by the Board of Directors.

8.2 ***Restricted Stock Units.*** The Board of Directors may grant restricted stock units under the Plan, including restricted stock units or deferred stock units that provide for delivery of Common Stock, cash or property at a later date. Restricted stock units are awards valued in whole or part by reference to, or otherwise based on, shares of Common Stock, and may give the participant the right to receive Common Stock at a later delivery date. Restricted stock units may be granted for any consideration (including promissory notes and services) determined by the Board of Directors. Restricted stock unit awards may be paid in shares of Common Stock, cash or any other forms of property as the Board of Directors shall determine. Subject to the provisions of the Plan, the Board of Directors shall determine the participants to whom awards shall be made, the number of shares to be granted pursuant to or by reference to such awards, the time or times at which Common Stock, cash or other property may be delivered pursuant to the restricted stock units, any provisions regarding deferral of delivery of the Common Stock, including deferrals, at the election of the participants, and all other terms, conditions and restrictions of the awards, including the effect, if any, on the awards of any dividends on the underlying stock. Unless otherwise determined by the Board of Directors, each restricted stock unit granted under the Plan, and all shares of Common Stock subject to such unit, by its terms shall, prior to the delivery date applicable to the award, be nonassignable and nontransferable by the participant, either voluntarily or by operation of law, except by will or by the laws of descent and distribution of the state or country of the participant's domicile at the date of death.

8.3 ***Other Provisions***. The certificates representing shares of restricted stock or shares issued in connection with restricted stock units shall bear any legends required by the Board of Directors. The Company may require any participant receiving restricted stock or restricted stock units to pay to the Company in cash or by check upon demand amounts necessary to satisfy any applicable federal, state or local tax withholding requirements. If the participant fails to pay the amount demanded, the Company or the Employer may withhold that amount from other amounts payable to the participant, including salary, subject to applicable law. With the consent of the Board of Directors, a participant may satisfy this obligation, in whole or in part, by instructing the Company to withhold from any shares to be issued or by delivering to the Company other shares of Common Stock; provided, however, that the number of shares so withheld or delivered shall not exceed the minimum amount necessary to satisfy the required withholding obligation. Upon the issuance of restricted stock or the issuance of stock in connection with restricted stock units, the number of shares reserved for issuance under the Plan shall be reduced by two times the number of shares issued and by two times the number of shares withheld to satisfy withholding obligations.

9. **Performance-Based Awards**. The Board of Directors may grant awards intended to qualify as qualified performance-based compensation under Section 162(m) of the Code and the regulations thereunder ("Performance-Based Awards"). Performance-Based Awards shall be denominated at the time of grant in Common Stock. Payment under a Performance-Based Award shall be made in Common Stock ("Performance Shares"). Performance-Based Awards shall be subject to the following terms and conditions:

9.1 ***Award Period***. The Board of Directors shall determine the period of time for which a Performance-Based Award is made (the "Award Period").

9.2 ***Performance Goals and Payment***. The Board of Directors shall establish in writing objectives ("Performance Goals") that must be met by the Company or any subsidiary, division or other unit of the Company ("Business Unit") during the Award Period as a condition to payment being made under the Performance-Based Award. The Performance Goals for each award shall be one or more targeted levels of performance with respect to one or more of the following objective measures with respect to the Company or any Business Unit: net income, operating profit, operating profit after set-asides, gross margins, earnings per share, earnings before interest and taxes ("EBIT"), earnings before interest, taxes, depreciation and amortization ("EBITDA"), sales, total revenues, market share, cash flow, generation of free cash, operating working capital, working capital, retained earnings, stock price, total shareholder return, operating expense ratios, return on sales, return on equity, return on capital, return on net assets, return on investments, and inventory turns, in each case either before or after the effect of unplanned acquisitions, divestitures, changes in accounting method, restructuring charges, asset impairment charges, foreign currency translations or other specified non-recurring charges (as determined according to criteria pre-established by the Board of Directors). The Board of Directors shall also establish the number of Performance Shares to be issued under a Performance-Based Award if the Performance Goals are met or exceeded, including the fixing of a maximum payment (subject to Section 9.4). The Board of Directors may establish other restrictions to payment under a Performance-Based Award, such as a continued employment requirement, in addition to satisfaction of the Performance Goals. Some or all of the Performance Shares may be issued at the time of the award as restricted shares subject to forfeiture in whole or in part if Performance Goals or, if applicable, other restrictions are not satisfied.

9.3 ***Computation of Payment***. During or after an Award Period, the performance of the Company or Business Unit, as applicable, during the period shall be measured against the Performance Goals. If the Performance Goals are not met, no payment shall be made under a Performance-Based Award. If the Performance Goals are met or exceeded, the Board of Directors shall certify that fact in writing and certify the number of Performance Shares earned or the amount of cash payment to be made under the terms of the Performance-Based Award.

9.4 ***Maximum Awards***. No participant may be granted in the calendar year in which the employee is hired Performance-Based Awards under which the maximum amount issuable is in excess of 500,000 shares of Common Stock or in any other calendar year Performance-Based Awards under which the maximum amount issuable is in excess of 300,000 shares of Common Stock.

9.5 ***Tax Withholding***. Each participant who has received Performance Shares shall, upon notification of the amount due, pay to the Company in cash or by check amounts necessary to satisfy any applicable federal, state and local tax withholding requirements. If the participant fails to pay the amount demanded, the Company or the Employer may withhold that amount from other amounts payable to the participant, including salary, subject to applicable law. With the consent of the Board of Directors, a participant may satisfy this obligation, in whole or in part, by instructing the Company to withhold from any shares to be issued or by delivering to the Company other shares of Common Stock; provided, however, that the number of shares so delivered or withheld shall not exceed the minimum amount necessary to satisfy the required withholding obligation.

9.6 ***Effect on Shares Available***. The number of shares of Common Stock reserved for issuance under the Plan shall be reduced by two times the number of shares issued upon payment of an award and by two times the number of shares withheld to satisfy withholding obligations.

10. **Changes in Capital Structure.**

10.1 ***Stock Splits, Stock Dividends***. If the outstanding Common Stock of the Company is hereafter increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of any stock split, combination of shares, dividend payable in shares, recapitalization or reclassification, appropriate adjustment shall be made by the Board of Directors in the number and kind of shares available for grants under the Plan and in all other share amounts set forth in the Plan. In addition, the Board of Directors shall make appropriate adjustment in the number and kind of shares as to which outstanding options and stock appreciation rights, or portions thereof then unexercised, shall be exercisable, so that the holder's proportionate interest before and after the occurrence of the event is maintained. Notwithstanding the foregoing, the Board of Directors shall have no obligation to effect any adjustment that would or might result in the issuance of fractional shares, and any fractional shares resulting from any adjustment may be disregarded or provided for in any manner determined by the Board of Directors. Any such adjustments made by the Board of Directors shall be conclusive.

10.2 ***Mergers, Reorganizations, Etc.*** In the event of a merger, consolidation, plan of exchange, acquisition of property or stock, split-up, split-off, spin-off, reorganization or liquidation to which the Company is a party or any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company (each, a "Transaction"), the Board of Directors shall, in its sole discretion (i) make any adjustment to the number and kind of shares of stock deliverable upon any Transaction affecting the stock issuable in connection with any restricted stock units and (ii) to the extent possible under the structure of the Transaction, select one or more of the following alternatives for treating outstanding options and stock appreciation rights under the Plan:

10.2-1 Outstanding options and stock appreciation rights shall remain in effect in accordance with their terms.

10.2-2 Outstanding options and stock appreciation rights shall be converted into options and stock appreciation rights to purchase stock in one or more of the corporations, including the Company, that are the surviving or acquiring corporations in the Transaction. The amount, type of securities subject thereto and exercise price of the converted options and stock appreciation rights shall be determined by the Board of Directors of the Company, taking into account the relative values of the companies involved in the Transaction and the exchange rate, if any, used in determining shares of the surviving corporation(s) to be held by holders of shares of the Company following the Transaction. Unless otherwise determined by the Board of Directors, the converted options and stock appreciation rights shall be vested only to the extent that the vesting requirements relating to options granted hereunder have been satisfied.

10.2-3 The Board of Directors shall provide a period of 30 days or less before the completion of the Transaction during which outstanding options and stock appreciation rights may be exercised to the extent then exercisable, and upon the expiration of that period, all unexercised options and stock appreciation rights shall immediately terminate. The Board of Directors may, in its sole discretion, accelerate the exercisability of options and stock appreciation rights so that they are exercisable in full during that period.

10.3 ***Dissolution of the Company.*** In the event of the dissolution of the Company, options and stock appreciation rights shall be treated in accordance with Section 10.2-3.

10.4 ***Rights Issued by Another Corporation.*** The Board of Directors may also grant options, stock appreciation rights, stock bonuses and Performance-Based Awards and issue restricted stock and restricted stock units under the Plan with terms, conditions and provisions that vary from those specified in the Plan, provided that any such awards are granted in substitution for, or in connection with the assumption of, existing options, stock appreciation rights, stock bonuses, restricted stock, restricted stock units and Performance-Based Awards granted, awarded or issued by another corporation and assumed or otherwise agreed to be provided for by the Company pursuant to or by reason of a Transaction.

11. **Amendment of the Plan**. The Board of Directors may at any time modify or amend the Plan in any respect. Except as provided in Sections 6.4 and 10 however, no change in an award already granted shall be made without the written consent of the holder of the award if the change would adversely affect the holder.

12. **Approvals**. The Company's obligations under the Plan are subject to the approval of state and federal authorities or agencies with jurisdiction in the matter. The Company will use its best efforts to take steps required by state or federal law or applicable regulations, including rules and regulations of the Securities and Exchange Commission and any stock exchange on which the Company's shares may then be listed, in connection with the grants under the Plan. The foregoing notwithstanding, the Company shall not be obligated to issue or deliver Common Stock under the Plan if such issuance or delivery would violate state or federal securities laws.

13. **Employment and Service Rights**. Nothing in the Plan or any award pursuant to the Plan shall (i) confer upon any employee any right to be continued in the employment of an Employer or interfere in any way with the Employer's right to terminate the employee's employment at will at any time, for any reason, with or without

cause, or to decrease the employee's compensation or benefits, or (ii) confer upon any person engaged by an Employer any right to be retained or employed by the Employer or to the continuation, extension, renewal or modification of any compensation, contract or arrangement with or by the Employer.

14. **Rights as a Shareholder**. The recipient of any award under the Plan shall have no rights as a shareholder with respect to any shares of Common Stock until the date the recipient becomes the holder of record of those shares. Except as otherwise expressly provided in the Plan, no adjustment shall be made for dividends or other rights for which the record date occurs before the date the recipient becomes the holder of record.

15. **Foreign Qualified Grants**. Awards under the Plan may be granted to such officers and employees of the Company and its subsidiaries and such other persons described in paragraph 1 residing in foreign jurisdictions as the Board of Directors may determine from time to time. The Board of Directors may adopt such supplements to the Plan or establish sub-plans under this Plan as may be necessary to comply with the applicable laws of such foreign jurisdictions and to afford participants favorable treatment under such laws; provided, however, that no award shall be granted under any such supplement with terms which are more beneficial to the participants than the terms permitted by the Plan. Notwithstanding any supplemental or sub-plan created in response to the laws of a foreign jurisdiction, this Plan shall not be governed by the laws of such jurisdiction.

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Annual Meeting
Date: Tuesday, August 13, 2013
Time: 1:00 pm (PDT)
Location: Aquariva Restaurant
Bella Vista Room
0470 SW Hamilton Court
Portland, OR 97239

Financial Information
Shareholders may receive copies of the Company's financial information (10-K, 10-Q, proxy) filed with the Securities and Exchange Commission, as well as quarterly earnings releases, free of charge by calling Investor Relations at (503) 946-4850 or sending an email to info@precastcorp.com. This information may also be downloaded from the PCC Corporate Center at www.precast.com.

Common Stock
Precision Castparts Corp. common stock is listed on the New York Stock Exchange under the symbol PCP.

Corporate Headquarters
Precision Castparts Corp.
4650 SW Macadam Avenue, Ste 400
Portland, OR 97239-4254
(503) 946-4800

Investor Relations
Jay Khetani
Vice President, Investor Relations

Transfer Agent
Computershare
1 (877) 205-0966
Address shareholder inquiries to:
Computershare
P.O. Box 43006
Providence, RI 02940-3006
Email: https://www-us.computershare.com/investor/Contact

Independent Auditors
Deloitte & Touche LLP

Outside Counsel
Stoel Rives LLP

Home Page Address
www.precast.com

Affirmative Action Statement
Precision Castparts Corp. is an equal opportunity affirmative action employer committed to recruit, hire, upgrade, train, and promote in all job categories without regard to race, color, religion, sex, sexual orientation, national origin, age, disability, or status as a disabled veteran or a veteran of the Vietnam Era.